Form 20-F
period 2025-12-31
Klarna Group plc
filed 2026-02-26
CIK 2003292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________
FORM 20-F
______________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended to December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission file number 001-42832
______________________________________
Klarna Group plc
______________________________________
Niclas Neglén
Chief Financial Officer
investorrelations@klarna.com
10 York Road,
London, SE1 7ND
United Kingdom
(Name, E-mail  and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value $0.0001 per share	KLAR	New York Stock Exchange
Total ordinary share capital outstanding: 377,507,910
Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.
Yes ☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☒    No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-
accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under
Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17    ☐ Item 18
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐    No ☒

KLARNA GROUP PLC1
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
KLARNA GROUP PLC2
Item 2. Offer Statistics and Expected Timetable
Not applicable.
KLARNA GROUP PLC3
Item 3. Key Information
A.[Reserved.]
B.Capitalization and Indebtedness.
Not applicable.
C.Reasons for the Offer and Use of Proceeds.
Not applicable.
Risk Factors
Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, results of operations, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment. We have grouped our risks and uncertainties under the following headings:
Risks related to our Business and Industry:
Risks Related to Our Regulatory Environment
Risks Related to Intellectual Property, Data Privacy and Cybersecurity
Risks Related to the Ownership of Our Ordinary Shares
Risks Related to Our Business and Industry
Our success depends on our ability to attract additional merchants, to retain and grow our relationships with our existing merchants and to continue enabling merchant success.
Our success depends on our ability to expand our merchant base in a cost-effective manner, grow our merchants’ revenue and continue enabling merchant success. As more merchants join our network, consumers benefit from an increased selection across verticals, channels and geographies, and purchase more frequently with Klarna, which in turn increases our GMV and revenue. Conversely, if we are not able to retain current or attract additional merchants to our network, our consumers may stop using our network, use it less frequently or use fewer of our solutions, products and services.
The attractiveness of our network to merchants depends on a number of factors, some of which are beyond our control, including, but not limited to:
•the size of our consumer base;
•our brand and reputation;
•the amount of merchant fees that we charge;
•our ability to sustain our value proposition to merchants for consumer acquisition by demonstrating higher conversion at checkout and helping merchants establish and maintain direct relationships with consumers;
KLARNA GROUP PLC4
•the attractiveness of our technology and network to merchants;
•our global footprint;
•solutions, products and services offered by competitors; and
•our ability to perform under, and maintain, our merchant agreements.
Our agreements with merchants generally have terms that range from approximately 12 months to 60 months. The termination of one or more of our merchant agreements, particularly with merchants who are global leaders in their category or who generate substantial portions of our merchant revenue, could result in a material decrease in GMV or total revenue. As a result, if we fail to retain any of our larger merchants or a substantial number of our smaller merchants, if we do not acquire new merchants, if we do not continually expand our GMV and revenues from the merchants on our network or if we do not attract and retain a diverse mix of merchants across different verticals, channels and geographies, our business, results of operations, financial condition and future prospects could be adversely affected.
We may fail to grow our consumer base and retain and grow our relationships with our existing consumers.
We generate merchant revenue when consumers transact on our network and consumer service revenue from fees paid directly by our consumers. Accordingly, our success depends on our ability to generate consumer activity and increased GMV from existing consumers and attracting new consumers to our network. In addition, lower consumer engagement may make our network less attractive to merchants, negatively affecting our GMV and revenue.
The attractiveness of our network to consumers depends on a number of factors, some of which are beyond our control. Such factors include, among other things:
•the number and variety of merchants and the related selection of products across verticals, channels and geographies;
•our brand and reputation;
•consumer experience and satisfaction;
•consumer trust and perception of our solutions, products and services;
•technological innovation; and
•solutions, products and services offered by competitors.
If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our network or if we do not continually increase usage and GMV from consumers on our network, our business, results of operations, financial condition and future prospects could be adversely affected.
We may be found to be operating without necessary licenses or other regulatory authorizations, or fail to comply with requirements of the authorizations that we hold.
Our network connects consumers and merchants, and we offer our products and services in numerous jurisdictions, each with its own distinct legal and regulatory requirements. We must obtain and maintain various licenses, registrations and permissions (collectively, “Authorizations”), including banking, electronic money issuance, payment services, money transmission, credit brokering, servicing, collections and lending Authorizations, to operate our network across geographies. Failure to obtain or maintain these licenses, or to comply with their terms and applicable laws and regulations, could result in significant legal and financial consequences.
KLARNA GROUP PLC5
The regulatory landscape for banking and financial services, especially in the financial technology sector and regarding cryptocurrency, is complex and subject to change. We must continuously monitor and adapt to new and changing regulations and licensing requirements in all markets in which we operate or into which we provide products or services. If we fail to comply with these regulations or operate without necessary Authorizations, we could face regulatory and/or governmental investigations, enforcement actions, fines and other penalties, and the risk of our customer agreements being unenforceable. Additionally, if our Authorizations are restricted, suspended or revoked, in particular our banking license in the EU, or if we are found to be operating without necessary Authorizations, we could be forced to cease or limit our operations, including the scope of consumer credit products and solutions offered in certain geographies, including specific states in the United States, which could adversely affect our business, results of operations, financial condition and future prospects. The application of country, state and provincial licensing requirements to our business model is complex and may not always be clear.
While we believe that, as of the date of this report on Form 20-F, we are in compliance with material applicable licensing, registration or other regulatory requirements, regulators may request or require that we obtain (or we may independently determine that we should obtain) additional Authorizations in the future. While we may at any given time actively pursue additional Authorizations, there can be no assurance that we will be able to obtain them in a timely manner, if at all.
The risks associated with non-compliance are significant given the extensive scope of our operations across various jurisdictions and the differences among the varying and complex regulatory environments that we navigate. A material breach of licensing requirements and banking or financial services regulations could not only result in legal penalties, including revocation or suspension of regulatory licenses or other
Authorizations, fines, orders to cease and desist, or regulatory proceedings, but also damage our reputation, lead to a loss of consumer trust and impact our relationships with key business partners, in particular card networks and financial institutions that are similarly subject to extensive regulations and close regulatory scrutiny. Any of these consequences could adversely affect our ability to attract and retain customers, merchants and partners and as such damage our business, results of operations, financial condition and future prospects.
We partner with card networks, payment service providers (“PSPs”) and other participants in the payments ecosystem to operate our network. We may not be able to maintain or expand our arrangements with such participants and if our existing arrangements are suspended or terminated, we may be unable to establish alternative arrangements on favorable terms, if at all.
We provide our merchants a number of channels through which they can use our network to accept payments. For example, Klarna Payments allows merchants to add Klarna as a payment method to their online checkout, on a website or an app, directly through our API or using their preferred platform, such as a partner PSP. In operating our network, we also partner with a number of different PSPs. Several of these
PSPs, including Adyen and Stripe, serve as merchant of records (“MoRs”) for merchants offering their products and services through our network. Given the MoRs’ direct relationship with these merchants, by partnering with MoRs we are able to reach and bring to our network a substantial number of merchants without the need to individually approach, engage, negotiate and integrate our network directly with the infrastructure of such merchants. Another channel is the Klarna card, a Visa card that allows consumers to access our various payment methods in any physical store or online setting without the need for merchant integration to our network. We also contract with various banks in different geographies for payment processing services to allow customers to pay for their purchases on our network. As a result, our operations rely on establishing, maintaining and expanding effective working relationships with a wide array of participants in the payments ecosystem. This is particularly important with respect to MoRs given that we currently derive a substantial portion of our merchant revenue from merchants utilizing the MoRs with which we partner. We also plan to continue to drive growth in GMV and revenue generated by merchants brought to our network through MoRs.
These parties impose various operational, compliance and technical standards that we must follow in order for such providers to continue facilitating payment processing for our customers. These standards,
KLARNA GROUP PLC6
including the Payment Card Industry Data Security Standard (“PCI-DSS”) applicable to the Klarna card, govern a variety of areas, including how consumers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach or other cybersecurity incident.
These providers may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice. Such changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new payments ecosystem participants, or to serve the strategic initiatives of the providers, and may impose additional costs and expenses on, or be disadvantageous to, certain participants, including Klarna. In addition, participants in the payments ecosystem are subject to audit by the providers to ensure compliance with applicable rules and standards. Failure to comply with the applicable requirements and standards, whether due to operational lapses, regulatory changes or disagreements with these providers, could result in monetary damages, fines, regulatory investigations, legal proceedings, suspension of our ability to offer certain payment methods or the termination of our registration or other relationships with these providers. For example, any removal from card networks’ lists of PCI-DSS-compliant service providers would limit the number of payment channels that our customers could use through our network.
For certain transactions, we partially rely on PSPs and other third parties and, as a result, must pay a fee for their services. From time to time, payment networks, such as Visa, may increase the interchange fees that they charge for each transaction using one of their payment methods. Payment processors and payment networks routinely update and modify their requirements. Any changes in such requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business, and we may not, in every circumstance, be able to pass through such costs to our customers, in which event we would be required to absorb any such cost increases. Furthermore, if we do not comply with payment processors’ or payment networks’ requirements, the ability to utilize such networks in our business may be impaired, which could adversely affect our business, results of operations, financial condition and future prospects.
The digital payments landscape is subject to rapid technological and regulatory changes. Our continued compliance with the requirements of card networks, PSPs and other partners necessitates ongoing investment in technology as well as our legal and compliance functions. These investments may increase our operational costs and affect our margin profiles. Furthermore, any regulatory changes affecting the broader payments industry could necessitate adjustments in our business practices, including in our relationships with card networks, PSPs and other participants in the payments ecosystem.
Our network’s success depends on our ability to connect consumers and merchants with comprehensive payment and innovative advertising solutions. We cannot guarantee that our current arrangements with the various payments ecosystem participants needed to effectively operate our network will continue or that, if needed, we will be able to establish adequate alternative arrangements on terms favorable to us, if at all. We may also fail to successfully expand such arrangements in the future as needed to facilitate our growth and execute on our strategy. Any disruption in our ability to maintain, grow or replace, when needed, our relationship with MoRs, or more generally process payments in partnership with card networks, PSPs and other participants in the payments ecosystem, could adversely affect our business, results of operations, financial condition and future prospects.
We may fail to promote, protect and maintain our brand.
We believe that developing, protecting and maintaining awareness of our brand in a cost-effective manner is critical to attracting new and retaining existing merchants and consumers on our network.
Successful promotion of our brand will depend largely on the experience of our merchants and consumers, including high levels of consumer satisfaction and the effectiveness of our marketing efforts.
We strive to reimagine commerce by putting consumers at the heart of everything we do. If consumers do not trust our network or do not have a positive experience with our network, they will not use Klarna at
KLARNA GROUP PLC7
all, use Klarna less frequently or use fewer of our products and services than they otherwise intended. We have invested heavily in both the technology underlying our network and our support team to offer our consumers seamless experiences throughout the entire consumer journey in order to drive their loyalty and satisfaction. We have similarly incurred, and expect to continue to incur, significant expenses relating to our various marketing efforts. Despite such expenditures, any brand promotion activities may not result in increased revenue and, even if they do, any such increases may not offset the expenses incurred.
Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand.
If we fail to successfully promote, protect and maintain our brand, including by not maintaining a consistently high level of consumer service, or if we fail to do so in a cost-effective manner, we may lose our existing merchants and consumers to our competitors or be unable to attract new merchants and consumers. Any such loss of existing merchants or consumers, or inability to attract new merchants or consumers, could have an adverse effect on our business, results of operations, financial condition and future prospects.
We have a recent history of incurring losses and may not be successful in effectively balancing growth and profitability in the future.
Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating losses started to decline and we began generating positive transaction margin dollars in the United States.
At the same time, we incurred net losses in some of our recent fiscal periods. For example, while we generated a net profit of $21 million in 2024, we incurred net losses of $273 million in 2025 and $244 million in 2023.
In the future, we may not be successful in delivering sustainable growth or may fail to achieve and maintain profitability. In particular, there can be no assurance that our GMV, revenue and other key metrics will continue to grow or not decline, and our growth rate may slow down or decline in future periods. This, in turn, may prompt us to invest more in our network, adversely affecting our profitability, at least in the near term. We may also increase our investments to take advantage of growth opportunities, including by organically expanding into new geographies or growing our network through acquisitions.
Many factors may contribute to declines in our revenue, GMV and other growth rates or affect our profitability generally, including, but not limited to:
•increased competition;
•slowing demand for our solutions, products and services from both consumers and merchants;
•geographic, product and channel and vertical mix;
•lower sales by our merchants, particularly those with whom we have significant relationships;
•general economic conditions, including interest rates and inflation and unemployment levels;
•a failure by us to continue capitalizing on growth opportunities;
•changes to our operating costs;
•changes in the regulatory environment; and
•the maturation of our business.
KLARNA GROUP PLC8
Our operating results, including take rates and transaction margin dollars, are particularly impacted by geographical mix, product and channel mix as well as merchant vertical mix. These factors may impact various line items of our operating results in different ways at any given point in time, which may result in our operating results fluctuating materially from period to period despite our goal of driving sustainable long-term growth with achieving and expanding profitability over time. For example, in the near term, while our Transaction Margin Dollars may grow in absolute terms, our Transaction Margin may decrease, including as a result of our U.S. operations continuing to grow faster than our more mature markets.
Consequently, you should not rely on our revenue or any other financial or operating metrics for any prior quarterly or annual period as an indication of our future performance.
In addition, our future operational and financial performance will depend on a number of factors, including, but not limited to:
•maintaining and developing relationships with existing merchants and consumers as well as attracting additional merchants and consumers;
•increasing our advertising revenue;
•expanding within, and driving increased GMV and revenue from, our existing verticals, channels and geographies;
•introducing new solutions, products and services, including in adjacent categories;
•entering into new verticals, channels and geographies;
•continuing to improve our proprietary underwriting model;
•continuing to develop, maintain, protect and scale our network;
•effectively using our personnel and technology resources, including by leveraging AI-powered solutions to drive innovation and productivity;
•maintaining the security of our network and the confidentiality of the information, including personal information, provided and utilized across our network;
•securing funding to finance our operations and future growth;
•maintaining adequate financial, business and risk controls;
•maintaining and developing relationships with partner banks, card networks, PSPs and other partners necessary to support our network and operations;
•capitalizing on growth opportunities;
•implementing new or updated information and financial and risk controls and procedures;
•navigating complex and evolving regulatory and competitive environments, including with respect to banking and financial services laws, data privacy, cybersecurity and the use of AI-powered solutions;
and
•attracting, integrating and retaining an appropriate number and technological skill level of qualified employees.
We may not be able to manage our operations, profitability or growth effectively. Any failure to do so could impair our ability to generate revenue and control our expenses, and, as a result, negatively affect our business, results of operations, financial condition and future prospects.
KLARNA GROUP PLC9
We operate in an industry of substantial and increasingly intense competition and may be unable to compete successfully.
The markets in which we operate are competitive and evolving rapidly, including with respect to consumer preferences and regulatory landscape. Our network connects consumers and merchants with comprehensive payment and advertising solutions across multiple markets in Europe, North America,
Australia and New Zealand. As a result, depending on the market and a particular product or solution, our network may compete with any of the following:
•Alternative payment methods, such as credit and debit cards—including those provided by card issuing banks such as J.P. Morgan Chase, Citibank, Bank of America, HSBC, BNP Paribas, Barclays, Credit
Agricole, Santander or American Express—and payment networks such as Affirm, Block or PayPal;
•Traditional credit card networks, such as Visa, Mastercard, American Express, Capital One or
Discover;
•Neobanks, such as Revolut or NuBank;
•“Buy now, pay later” solutions, such as AfterPay; and
•E-commerce platforms with merchant enablement solutions, including advertising solutions, and integrated payment capabilities, such as Shopify, Amazon or Walmart.
We expect competition to intensify in the future, both as emerging technologies continue to enter the markets in which we currently operate, or may operate in the future, and as large financial incumbents increasingly seek to innovate services that may compete with our network.
Our competitive position is also affected by our ability to innovate, respond and adapt to changing market demands and regulatory environments. The financial services and technology sectors are subject to rapid changes in technology, shifts in consumer behavior and evolving regulatory requirements. To remain competitive, we must successfully identify and anticipate such developments and formulate and implement required changes to our network, operations, global licensing and Authorizations portfolio and business plans and strategy to address them. Our failure to anticipate or respond effectively to these changes, or to continually develop and enhance our network and products or solutions offered through it, could result in a loss of market share and adversely affect the attractiveness of our network to both consumers and merchants.
Technological advances and the continued growth of e-commerce activities and digitization of the economy have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options. As a result, we face competition on many different fronts, including with respect to:
•flexibility on payment options;
•duration, simplicity and transparency of payment terms;
•reliability and speed in processing applications;
•underwriting effectiveness;
•compliance and security;
•promotional offerings;
•fees;
•approval rates;
KLARNA GROUP PLC10
•ease of use;
•marketing expertise;
•service levels;
•products and services;
•technological capabilities and integration;
•customer service;
•brand and reputation; and
•consumer and merchant satisfaction.
Some of our competitors, particularly traditional credit-issuing banks as well as large internet marketing providers, are substantially larger and more established than we are, which gives them advantages over us and our network, such as a more diversified set of product offerings, a broader consumer and merchant base, the ability to reach more consumers, the ability to cross-sell their products, operational synergies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology networks, broad-based local distribution capabilities and lower-cost funding. Our competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships and greater brand recognition and brand loyalty than we have, in particular in markets that we entered later in our operating history, such as the United States, or with respect to solutions that we introduced more recently, such as digital advertising. If we cannot compete successfully against current and future competitors, our business, results of operations, financial condition and future prospects could be negatively impacted.
Our business depends on our ability to attract and retain highly skilled employees.
In the evolving financial technology industry, our ability to maintain a competitive edge depends on our ability to attract, train, nurture and retain a workforce comprising highly skilled professionals across all areas of our organization, in particular, highly experienced engineers, data scientists, and marketing and sales specialists. Competition for these types of highly skilled employees is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Our continued growth and ability to innovate and improve our network, products and solutions depend on our ability to recruit from this talent pool effectively and to offer an engaging and supportive work environment that not only attracts but also retains these professionals.
In addition, many of the companies with which we compete for experienced employees have greater resources than we do or operate in jurisdictions, such as the United States, that enable them to offer more attractive terms of employment, including more favorable share-based compensation packages. Further, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. Any loss of key personnel, including those in leadership positions or those with specialized expertise, could disrupt our operations and significantly delay or hinder our product development and strategic initiatives. Additionally, our ability to preserve our knowledge base and maintain continuity in our strategic direction is at risk if we cannot effectively manage employee turnover.
Furthermore, our performance and competitiveness as an employer are influenced by our ability to comply with, anticipate and adapt to changes in employment and tax laws and regulations, including those related to labor relations, health and safety standards, immigration policies and taxation of equity-based compensation. For example, in Sweden and the U.K., social security payments on equity-based compensation awards payable by the issuer and its employees are uncapped. This makes share-based compensation offered by us to our employees in those jurisdictions less attractive than similar compensation programs offered by companies in other jurisdictions, including the United States. We may
KLARNA GROUP PLC11
also become subject to additional social security and tax payments as a result of our multi-class share capital structure. Depending on future changes in the price of our ordinary shares  and the position taken by applicable tax authorities, such obligations to make social security or tax payments by us could be material. As a result, it may be more difficult or expensive for us to recruit and retain talent than our competitors whose workforce is located primarily in jurisdictions with more favorable tax treatment of equity-based compensation. Changes in such regulations could impose additional burdens on our operations and limit our flexibility in effectively recruiting, maintaining and managing our workforce across different geographies and during different business and economic cycles. If we are unable to attract and retain a highly skilled workforce or are required to make material social security or tax payments in connection with our equity-based compensation awards or our multi-class share capital structure, our business, results of operations, financial condition and future prospects could be adversely affected.
The success and growth of our business depends upon our ability to keep up with rapid technological developments and continuously innovate and develop new products, technologies and services.
Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. This network facilitates connections across the commerce ecosystem—from
PSPs and banks to credit bureaus and affiliate networks. In order to deliver a seamless commerce experience to our customers and remain competitive, we must continuously innovate and improve our network. Incorporating technological advancements into our network requires significant financial and personnel resources and talent. Our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from other initiatives important to our business.
We may not be able to make technological improvements when expected by our consumers and merchants. In addition, we may fail to effectively implement new technology-driven products and services as quickly as our competitors or be successful in marketing these products and services to consumers and merchants. For example, our competitors or other third parties may incorporate AI into their products and services more quickly or more successfully than us, which could impair our ability to compete effectively. If we are unable to successfully and timely innovate and continue to deliver a superior merchant and consumer experience through our network, the demand for our products and solutions may decrease and our business, results of operations, financial condition and future prospects could be adversely affected.
In pursuit of our goal of becoming our consumer’s everyday spending and saving partner, we expect that we will need to continue to introduce new products and solutions in our existing categories, while also expanding our offerings into adjacent categories. For example, we have recently introduced and expanded various offerings such as in-store and contactless payment capabilities, post-purchase financing solutions, peer-to-peer payment features and digital wallet and cryptocurrency-related initiatives. The success of new products or solutions in such adjacent categories could be hampered by a number of factors, including our relative inexperience operating in such categories or the strength of our competitors. In addition, new offerings and technologies are inherently risky, due to, among other things, risks associated with the product or technology not performing at all, or not performing as expected, consumer and merchant acceptance, technological outages or failures, applicable legal and regulatory requirements, and failure to meet consumer and merchant expectations. As a result, we could experience increased claims, reputational damage or other adverse effects, any of which could be material. The profile of potential consumers using our new products, solutions and technologies also may not be as attractive as the profile of the consumers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Additionally, we can provide no assurance that we will be able to develop, commercially market and achieve acceptance of any new products, solutions and technologies and we may also fail to accurately predict the demand for, or growth of, such offerings in the future.
Finally, our investment of resources, including management attention and talent allocation, to develop new products, solutions and technologies, or make related changes or updates to our network, may either be insufficient or result in expenses or losses of alternative growth opportunities that exceed the revenue actually generated from these new offerings. Our inability to successfully introduce new products,
KLARNA GROUP PLC12
technologies or solutions in our traditional or adjacent categories could limit our future growth and, as a result, have an adverse effect on our business, results of operations, financial condition and future prospects.
Our use and provision of AI-powered solutions could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.
We use AI in many aspects of our business, including integrating AI with products and services such as our customer service chatbot and shopping assistant. We also utilize established ML techniques in real-
time fraud detection and prevention, AML and sanctions screening, product personalization and generating marketing materials. In addition, we use ML techniques to enable our real-time underwriting process. There are significant and evolving risks involved in utilizing AI and no assurance can be provided that the usage of such AI tools, solutions and technologies will enhance our network or help our operations become more effective, efficient or profitable. The models underlying our AI technologies may be incorrectly designed or implemented. They may also be trained on, or otherwise use, biased, incomplete, inaccurate or poor-quality data. We may also not have adequate rights to use the data on which our AI-
powered tools rely. Such technologies and tools may also be adversely impacted by unforeseen defects, technical challenges, data breaches, cybersecurity threats or material performance issues. Accordingly, our use of AI technologies and tools may inadvertently reduce our effectiveness and efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, standards and values, do not comply with our policies or procedures, harm our brand and reputation, negatively impact consumers or merchants or otherwise interfere with the performance of our business. We could incur liability resulting from the violation of applicable laws and regulations as well as contracts to which we are a party or civil claims. Additionally, if any of our employees, contractors, vendors or service providers input our confidential information while using any third-party AI technology in connection with our business or the products, solutions and services they provide to us, such practice may lead to the inadvertent disclosure of our confidential information, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property rights in, such confidential information or otherwise harm our competitive position, reputation and business.
We have in the past used, are currently using and expect to continue using in the future, generative AI, a relatively new and emerging technology in the early stages of commercial use, in certain aspects of our business, including our customer service chatbot, which could expose us to additional risks. For example, generative AI may create inaccurate, incomplete or misleading output, reflect unintended biases or produce other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. While we have processes and controls in place designed to mitigate the risks associated with using generative AI, including human involvement in the training and monitoring of our AI tools and the alignment of our AI development policies and procedures with guidelines for secure development practices, if the content, analyses or recommendations that generative AI assists in producing or our products and services are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be adversely affected and we may incur additional costs, including in the form of damages or fines.
To the extent that we do not have sufficient rights to use the data used in, or produced by, the AI tools employed in our business and operations, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, any content or other output created by us using AI-
powered tools may not be subject to copyright protection, which may adversely affect our ability to enforce the intellectual property rights in such content. In addition, the use of AI by other companies has resulted in, and our use of AI may in the future result in, data breaches and cybersecurity incidents that implicate the personal information of users of AI-powered tools. Any of the foregoing could adversely affect our reputation and expose us to legal liability or regulatory risks, including with respect to third-
party intellectual property, privacy, publicity, contractual or other rights.
Regulation of AI is rapidly evolving worldwide as legislation and regulators are increasingly focusing on these emerging technologies. The cost to comply with such laws or regulations could be significant and
KLARNA GROUP PLC13
may increase our operating expenses. For example, the European Union’s Artificial Intelligence Act (the “AI
Act”), which entered into force on August 1, 2024, establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered limited or low risk. There is a risk that our current or future AI-powered tools, such as our ML-based risk scoring model, may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.
Further, in the EU and the U.K., we are subject to the EU GDPR and the U.K. GDPR, respectively, which regulate our use of personal data for automated decision-making that results in a legal or similarly significant effect on an individual, and provides rights to individuals in respect of that automated decision-
making. Recent case law from the Court of Justice of the European Union has taken an expansive view of the scope of the EU GDPR’s requirements around automated decision-making and introduced uncertainty in the interpretation of these rules. The legal obligations in this area may affect our use of AI (such as our use of generative AI in customer support and ML in fraud prevention and AML/CFT screening) and our ability to provide, improve or commercialize our solutions, products and services may require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our business, results of operations, financial condition and future prospects.
It is possible that new laws and regulations will be adopted in the United States and other jurisdictions, or that existing laws and regulations may be interpreted in ways that could affect our use and provision of
AI in our products, services and business generally. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our products, solutions and services in certain geographies to such new requirements, in particular if applicable legal frameworks are inconsistent across jurisdictions. Furthermore, the technologies underlying AI are complex and rapidly developing and, as a result, it is not possible to predict all of the legal, operational or technological risks related to our current or future use of AI.
Further, public and regulatory focus on ethical use and data privacy concerns regarding AI could lead to reputational damage if we fail, or are perceived to fail, to align with societal expectations or regulatory standards relating to the use of AI. Such scrutiny may result in financial or other penalties and may also erode customer trust, which is crucial for our brand and long-term success. Although we have taken, and continue to take, steps designed to mitigate the risks associated with the use of AI in our business, including, among other things, engaging with regulatory bodies, investing in compliance infrastructure and fostering transparent and ethical use of AI in our products, solutions and services, our use of AI may present ethical, reputational, technical, operational, legal, competitive and regulatory risks, any of which could adversely affect our business, financial condition, results of operations and future prospects.
We may be unable to maintain our funding model based on consumer deposits or otherwise maintain, renew or replace our other funding arrangements.
We believe that one of our main competitive advantages is our stable, low-cost and flexible funding base. As a fully licensed bank with an investment grade credit rating, we have the ability to access a variety of forms of funding, including retail deposits, debt or equity securities, credit facilities and asset-backed securities. At the same time, we aim to take a conservative, deposit-based approach to liquidity. For example, in the year ended December 31, 2025, 90% of funding was through utilizing consumer deposits, which equaled $13 billion as of December 31, 2025.
Notwithstanding our current capital and liquidity positions, we are not insulated from various risks associated with liquidity and funding. These risks may be exacerbated by market volatility, shifts in customer or investor sentiment, regulatory changes or economic downturns, potentially affecting our ability to attract and retain deposits or maintain or obtain other sources of funding. In addition, because
KLARNA GROUP PLC14
we primarily rely on consumer deposits to fund our business and operations, our funding costs are largely dependent on the current market rates that we may be required to pay on such deposits to remain competitive with other interest-bearing or fixed income investment options available in the geographies in which we take deposits. From 2023 to the year ended December 31, 2025, our funding costs increased from $297 million to $667 million, or from 0.32% to 0.52% of our GMV and from 3.1% to 5.1% of our deposits over the same period. Our highly competitive deposit savings platform and bank license provide us greater operational flexibility and a relatively lower funding cost compared to wholesale funding models. For example, in the year ended December 31, 2025, 90% of our lending activities were funded from our consumer deposits, 58% of which are fixed and longer-term than the average duration of the consumer loans that we funded through such deposits.
Further, our other existing funding arrangements may not be renewed or replaced. Through our subsidiaries, we enter into credit facilities and issue commercial paper, regulatory capital notes as well as other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term
Note Program, as more fully discussed in the section of this report on Form 20-F titled “Management’s
Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital
Resources―Indebtedness.” We also sell loans that are originated through our network in forward flow transactions. If our funding counterparties become constrained or unwilling to offer necessary capital due to, for example, adverse conditions in the capital and credit markets, the general availability of credit, the volume of trading activities, the overall availability of credit toward the financial services industry, our credit rating and credit capacity, as well as the possibility that consumers or lenders may develop a negative perception of our long- or short-term financial prospects, our business, results of operations, financial condition and future prospects could be adversely affected.
In our forward flow agreements, we make numerous representations and warranties concerning the characteristics of the loans we transfer and/or sell (depending on the type of facility), including representations and warranties that the loans meet certain eligibility requirements of those facilities and investors. If those representations and warranties are incorrect, we may be required to repurchase certain of the loans that we sold to third-party investors. Failure to repurchase so-called “ineligible loans” when required could constitute an event of default under our financing agreements and lead to the potential termination of the applicable facility. We can also provide no assurance that we would have adequate cash or other qualifying assets available to make such repurchases. In addition, we utilize securitization structures and forward flow agreements to effectively manage our regulatory capital adequacy requirements by lowering the risk-weighted exposure amounts that we carry on our balance sheet.
Consequently, if such arrangements are scaled back, suspended or terminated for any reason, we may be required to raise additional capital, potentially by issuing ordinary shares or equity-linked instruments, to remain in compliance with applicable capital adequacy requirements and such capital may not be available to use on favorable terms or at all.
Disruptions, uncertainty or volatility in capital and credit markets may also limit our access to capital.
As a result, we may be forced to delay raising capital, reduce, cancel or postpone interest payments on our other securities, issue capital of different types or under different terms than we would otherwise, or incur a higher cost of capital than in a more stable market environment, each of which could adversely affect our business, results of operations, financial condition and future prospects.
The success of our business depends on our underwriting process and our ability to accurately price consumer credit risk.
We believe that one of our core competitive advantages is our underwriting process, which is based on our access to proprietary data, including third-party data. We provide Pay in Full, Pay Later and Fair
Financing payment options to our consumers. Pay in Full instantly settles purchases at the time of the transaction. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. Fair Financing allows consumers to pay for their purchase over a longer duration. We have designed our short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs. Rather than targeting a specific credit segment,
KLARNA GROUP PLC15
our underwriting processes aim to responsibly provide our credit products across a broad customer base.
To that end, we provide a new, real-time underwriting decision for each transaction, leveraging our own records, including Klarna history and purchase behavior of our active Klarna customers. We also leverage merchant data, credit bureau reports and open banking data to understand the financial position of the consumer at that point in time. Our underwriting process is fully automated, making decisions in real time, and is designed to prevent potential fraud and abuse and to ensure compliance with applicable AML and
CTF laws and regulations while assessing the consumer’s creditworthiness against our own internal risk appetite.
Numerous factors, many of which can be unexpected or beyond our control, can adversely affect a consumer’s credit risk and therefore our exposure to it. There may be risks that exist, or that develop in the future, including market risks, economic risks, including as a result of rising inflation or unemployment rates or changes in international trade policies, such as imposition of new, or changes to existing, tariffs, taxes and other restrictions on global trade, and other external events, that we have not appropriately anticipated, identified or mitigated, such as risks from inadequate or failed processes, people or systems, natural disasters, and compliance, reputational or legal matters, both as they relate directly to us as well as that relate to third parties with whom we partner, contract or otherwise do business. We may update our risk model for a number of reasons, including as new information becomes available to us, or to reflect our corporate strategy and objectives. For example, in 2019, we strategically decided to expand our operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. As part of that growth strategy, we recalibrated our risk model to reflect our higher risk appetite in those markets, which contributed to a rapid GMV growth and an increase in the number of consumers and merchants on our network but also led to higher credit losses, particularly in those new markets, and net losses on a consolidated basis. In mid-2022, while continuing to enjoy rapid GMV growth, we decided to again adjust our underwriting process to reflect our strategic recalibration to more balanced growth and shift towards profitability. Accordingly, we implemented a risk-
based down payment strategy to reduce transaction risk, introduced more stringent debt limit thresholds and higher initial payments on higher-risk purchases, adopted a credit bureau-based derogatory remark policy as part of our underwriting standards and accelerated the placement of overdue accounts with debt collection agencies. These changes, together with our improved underwriting capabilities as we scaled and matured our operations in the United States, led to a decrease in our provision for credit losses as a percentage of GMV in that market from approximately 3.6% in 2021 to approximately 0.63% in 2025, all while our GMV grew by approximately 213% over the same period.
There can be no assurance, however, that similar changes to our risk model and, by extension, our underwriting process, will similarly lead to outcomes that align with our expectations and objectives. In addition, changes to our risk model may be ineffective and the performance of our risk model may decline.
If our risk model does not effectively and accurately predict the credit risk of potential loans facilitated through our network, greater than expected losses may result on such loans and, as a result, our business, results of operations, financial condition and future prospects could be adversely affected.
In addition, if the risk model we use contains errors or is otherwise ineffective, our reputation and relationships with customers, partners, including originating bank partners, and other funding sources could be harmed, we may be subject to liability and our ability to access our funding sources may be inhibited. Our ability to attract consumers to our network and to build trust in our network and products and solutions depends on effectively evaluating consumer credit profiles and likelihood of consumer default. If any of the credit risk or fraud models we use contain programming or other errors or are ineffective or the data provided by consumers or third parties is incorrect or stale, or if we are unable to obtain accurate data from consumers or third parties (such as credit reporting agencies), the loan pricing and approval process through our network could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.
Additionally, if we make errors in the development, validation or implementation of any of the models or tools used to underwrite loans that we subsequently securitize or sell to investors, those investors may experience higher delinquencies and losses. We may also be subject to liability to those investors if we
KLARNA GROUP PLC16
misrepresented the characteristics of the loans sold because of those errors. Consequently, errors in our models or tools or an inability to effectively forecast loss rates could inhibit our ability to enter into forward flow loan sale arrangements or securitization transactions, otherwise sell loans to investors or utilize our funding arrangements, which could adversely affect our business, results of operations, financial condition and future prospects.
We may fail to grow our advertising revenue.
We have built advertising solutions based on the relationship we maintain with our consumers and merchants and the data they entrust to us. While we target additional growth in our advertising revenue over time as we improve our ability to match consumers and merchants on our network and continue to grow and scale our advertising revenue model, there is no assurance that such model will continue to be successful or that we will generate increasing advertising revenue. In addition, the pace of expansion of our advertising offerings may fluctuate, slow down or stop entirely. To increase our advertising revenue, we must attract new advertising partners or encourage existing partners to maintain or increase their advertising spend on our network. To do this, we must further penetrate our existing verticals, channels and geographies as well as increase the number of verticals, channels and geographies where we offer digital advertising, attract new merchants and expand our relationships with existing merchants, and acquire new consumers and increase the engagement of existing ones, all while increasing the breadth and functionality of our digital advertising products to create more value for our merchants and advertising partners. This includes new advertising formats, new measurement tools, increased brand awareness and other capabilities to deliver attractive return on investment to merchants.
Further, expenditures by merchants tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions have affected in the past, and may in the future affect, the demand for advertising and cause brands to reduce the amounts they spend on advertising. For example, during times of economic uncertainty we have observed, and may observe in the future, reduced demand for advertising from brands that are exercising caution with their spending budgets and either slowing or reducing their campaigns due to, among other things, macroeconomic uncertainty, including from inflation, rising interest or unemployment rates, tariffs, taxes and other restrictions on global trade, global supply chain disruptions, labor shortages, including shortages resulting from changes in immigration policies or enforcement practices or global migration patterns, geopolitical events, including the war in Ukraine and the Middle East, and reduced consumer confidence. In addition, our brand partners’ sales generated from digital marketing campaigns on Klarna may fail to meet their expectations, which in turn may result in reductions in future brand partner digital marketing spend on our network and related decreases in our advertising and other revenue in future periods.
Our advertising solutions compete with a number of products offered by various companies active in the advertising industry, including large and established internet and technology companies, such as
Amazon, or large retail corporations, such as Walmart. With the introduction of new technologies and the influx of new entrants to the advertising market, we expect competition to persist and intensify in the future. Some of our existing competitors, in addition to having larger financial or operational resources or longer operating history in the advertising industry, could also leverage their market position to make changes to their web browsers, mobile operating systems, platforms, exchanges, networks or other solutions or services, any of which could make it more difficult for our solutions to effectively compete with the products offered by such companies.
Changes to our advertising policies and data privacy and cybersecurity practices, as well as our contractual obligations and applicable laws, legislation or regulations, or the regulatory enforcement thereof, may adversely affect the advertising solutions that we are able to provide to our merchants. For example, we have in the past, and may in the future, be subject to regulatory enforcement action due to breaches of marketing or financial promotions rules. In addition, actions by operating system network providers or application stores such as Apple or Google may affect our offerings or services, including how we collect, use, share and otherwise process data from end-user devices in connection with our advertising offerings. For example, Apple implemented a requirement for applications using iOS, its mobile
KLARNA GROUP PLC17
operating system, to affirmatively (on an opt-in basis) obtain an end user’s permission to track user activity across apps or websites or access users’ device advertising identifiers for advertising and advertising measurement purposes, as well as other restrictions. In addition, in February 2022, Google announced its
Privacy Sandbox initiative for Android, a multiyear effort expected to restrict tracking activity and limit advertisers’ ability to collect app and user data across Android devices, which Google began rolling out in early 2024.
Our ability to achieve, sustain or increase profitability depends in part on our advertising revenue. If we are unable or choose not to expand our advertising markets, verticals, channels and geographies, develop or pursue innovative advertising offerings or expand our relationships with current or new advertising partners, merchants and consumers, we may not be able to maintain or grow our digital advertising revenue. Any failure to maintain or grow our advertising revenue could in turn harm our business, results of operations, financial condition and future prospects.
If loans facilitated through our network do not perform, or significantly underperform, we may incur credit losses.
Our consumers can use a number of payment methods to purchase products and services through our network both online and offline. Our Pay Later and Fair Financing payment methods involve extending consumer credit. As of December 31, 2025, our consumer lending credit exposure amounted to $15.2 billion, with $11.2 billion in consumer receivables and $4.0 billion of consumer loan commitments.
If the loans facilitated through our network do not perform as expected, we may be required to increase our provisions for credit losses, which would negatively impact our profitability and financial condition. This risk varies depending on our different lending products. For example, Fair Financing loans are longer in duration than our other products and have higher take rates but also lead to higher provisions for credit losses. In addition, our credit losses may also vary depending on the maturity of our credit underwriting in a given market. For example, in the past we experienced higher credit losses in new geographies in the first several years following our entry into such geography. As a result, if we decide to expand into new markets, our credit losses may similarly increase. In addition, there can be no assurance that our credit loss rates in the geographies in which we currently operate will not increase in the future.
Any significant increase in credit losses or underperformance of our loans could erode the confidence in the soundness of our underwriting model and our business generally, potentially leading to increased borrowing costs or reduced access to capital, any of which could have an adverse effect on our business, results of operations, financial condition and future prospects.
Our collection efforts on loans may be ineffective or unsuccessful.
The financial and operational performance of our loan portfolio depends on our ability to effectively manage and collect on our loans. In order to manage our credit risk, we seek to limit the concentration of nonperforming loans and large single exposures in the consumer credit portfolio. This, together with the dispersion of millions of consumers across multiple countries and continents and low AOV, makes our consumer loan portfolio diversified.
At the same time, our collection efforts on loans that we have extended may be ineffective or unsuccessful for a number of reasons, some of which may be beyond our control, including adverse changes in economic conditions, increased unemployment or inflation levels, interest rates, declines in property values, changes in consumer behavior, personal developments such as unemployment, change of marital status, death, illness or personal bankruptcy, and legislative or regulatory interventions that restrict our collection methods. Such ineffectiveness in collections could lead to higher than anticipated loan losses and provisions for credit losses, adversely affecting our financial condition and results of operations.
Moreover, our reputation may suffer if our collection practices are perceived as inadequate or overly aggressive, potentially leading to increased regulatory scrutiny and legal challenges. The uncertain economic outlook in many of our geographies, including fluctuations in unemployment or inflation rates,
KLARNA GROUP PLC18
consumer confidence and property values, adds to the challenges in predicting the effectiveness of our loan collection efforts. A sustained period of economic downturn or a significant market event could exacerbate the difficulties in collecting loans, leading to increased credit losses. Legislative or regulatory changes could further limit our flexibility in managing delinquencies and collections, imposing additional operational and financial burdens on our institution. Any significant underperformance in our collection activities could materially impact our loan portfolio’s performance, leading to increased provisions for credit losses, which could adversely affect our business, results of operations, financial condition and future prospects.
Loans facilitated through our network are not secured, guaranteed, insured or backed by any governmental authority.
Consumer credit products that we offer are not secured by any collateral, nor are they guaranteed or insured by any third party nor backed by any governmental authority in any way. Consequently, the financial risk associated with these loans is higher than compared to some other types of loans that benefit from some or all of these features, for example, mortgages. If our consumers neglect their payment obligations on loans facilitated through our network or choose not to repay their outstanding loan obligations entirely, our business, results of operations, financial condition and future prospects could be adversely affected.
We may fail to successfully implement, maintain and improve our risk management policies, procedures and methods.
Our operations and financial stability are significantly affected by a wide array of risks, including, but not limited to, economic and market conditions, credit risks, operational risks, funding and liquidity risks, reliance on third parties and exposure to interest rate and currency risks. As a result, the management of risk is an integral part of our activities. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, they may not be fully effective, if at all, in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to properly identify or timely anticipate. The broader economic and market conditions in the markets we serve play a significant role in our operations. Factors such as consumer and business confidence, fiscal policies, unemployment levels, inflation, interest rates, international trade policies and the state of credit markets directly impact our financial performance. Additionally, geopolitical tensions, such as the war in Ukraine and conflicts elsewhere in the world, public health crises, such as the COVID-19 pandemic, or changes in immigration policies or migration patterns may introduce additional uncertainties that can affect the global economy and, consequently, our operations.
Credit risk, including the potential for consumer default and associated credit losses, poses one of the most significant threats to our financial stability. Our reliance on a complex, ML-powered underwriting process carries the risk of inaccuracies in predicting future impairments and credit losses, especially in our less mature markets. Operational risks related to our IT systems, data privacy and cybersecurity, and the dependency on key personnel, are inherent in our business model. The digital nature of financial services and our reliance on sophisticated technology infrastructure expose us to tracking and system failures, data breaches and other cybersecurity incidents. Our ability to fund operations and meet obligations as they fall due is critical to our liquidity and overall financial health. Risks associated with funding, access to capital markets, cost of funding and statutory liquidity requirements can materially affect our financial position. Our reliance on third parties for critical business systems and consumer services introduces operational risk. Failures by these partners to perform in accordance with our policies, terms of service, other procedures and standards, compliance failures or various types of fraud could disrupt our operations, damage our reputation and result in regulatory penalties. Moreover, our exposure to interest rate and currency risks arises from mismatches in the interest rates of our assets and liabilities and our operations in various currencies, which could significantly impact our financial position.
The effective management of these various risks across our global operations and various products, services and solutions is critical to our continued growth and long-term success. Failure to adequately
KLARNA GROUP PLC19
implement, maintain and improve our risk management policies and procedures, including our credit risk management system, could adversely affect our business, results of operations, financial condition and future prospects.
Our results depend on prominent presentation, integration and support of our network by our merchants.
We are dependent on the depth of integration, presentation and active support of our network by our merchants. Our network is designed to be embedded into the online and physical retail environments of our merchants. Our contractual arrangements with merchants specify the nature and scope of presentation of our network at the merchant’s online or offline locations, including at checkout.
Consequently, our success depends on our ability to both negotiate and enter into agreements with our merchants providing for prominent presentation, integration and support of our network, in particular as compared to other available payment methods accepted by such merchants, as well as to successfully monitor and ensure compliance with such arrangements with our merchants. Our inability to negotiate and enter into satisfactory agreements providing for such presentation, integration and support of our network, or any failure by our merchants to effectively present, integrate and support our network in compliance with their contractual obligations with us, could adversely affect our business, results of operations, financial condition and future prospects.
If our merchants fail to fulfill their obligations to consumers or comply with applicable laws and regulations, we may incur additional costs.
Our business model is intricately linked with the performance of our merchants and their success at growing, retaining and monetizing their customer bases through our network. Our success and reputation are similarly dependent on our merchants’ ability to fulfill their obligations to consumers, including the timely delivery of goods and services, the quality of these goods and services and compliance with applicable consumer agreements, terms of use, policies and consumer protection and other laws and regulations.
Failure of our merchants to fulfill their obligations to consumers, including as a result of any financial distress, bankruptcy, reorganization, receivership or similar proceedings, or their failure to comply with applicable laws and regulations, could lead to consumer dissatisfaction, disputes and chargebacks. Under our Buyers Protection Policy, we offer refunds to our consumers in a wide range of situations, including when the goods they purchased using our network were never received or were damaged, misrepresented, counterfeit or otherwise deficient. In addition, consumers may bring claims and defenses against us directly or our originating bank partners under the Holder Rule or equivalent state laws. The
Holder Rule requires the inclusion of a specific notice in consumer credit contracts evidencing debts arising from purchase money loan transactions. The notice provides that the holder of the consumer credit contract is subject to all claims and defenses which the debtor could assert against the seller of goods or services obtained with the proceeds of the consumer credit contract. In those cases, we may decide that it is beneficial to remediate the situation, either through assisting the consumers to get a refund, working with our originating bank partner to modify the terms of the loan or reducing the amount due, making a payment to the consumer, or otherwise. In addition, consumers can bring private false-
advertising lawsuits, including class actions, against us, our merchants or advertising partners for any material misrepresentations and/or deceptive or unsubstantiated claims (among other similar causes of action) in promotional materials or other advertising presented on our network. Such events could result in increased operational costs for us, including costs associated with handling disputes, issuing refunds and managing chargebacks. Moreover, non-compliance with applicable laws and regulations by our merchants could lead to regulatory investigations, sanctions and reputational damage, affecting our brand and reputation and potentially leading to a loss of consumer trust and merchants.
We continually monitor our merchants to ensure compliance with their obligations to consumers and applicable laws and regulations. However, despite such efforts, there can be no assurance that all our merchants fulfill their obligations or remain compliant with all relevant laws and regulations. The failure of
KLARNA GROUP PLC20
a significant number of our merchants to meet their obligations or comply with laws could materially and adversely affect our business, results of operations, financial condition and future prospects.
We rely on third parties and their systems for a variety of services, and these third parties’ failure to perform these services adequately could materially and adversely affect our business.
We utilize numerous third-party service providers in our operations, including card networks, banks,
PSPs, affiliate networks, credit bureaus, advertising partners, back-office and business process support, IT production and support, internet connections, network access and cloud computing. For example, we use
Amazon Web Services (“AWS”) as our primary third-party cloud infrastructure provider. We also partner with Visa in issuing the Klarna card in select markets, with WebBank in offering our Fair Financing and
Klarna balance products in the United States, with Stripe in offering our payment methods across all of
Stripe’s merchants globally, and with WooCommerce in offering our payment methods across all merchants on the WooCommerce platform. A failure by a third-party service provider could prevent us from providing contractual services to our consumers and merchants in a timely manner. Additionally, if a third-party service provider is unable to provide certain services, we may incur significant costs to either internalize some or all of such services or to find a suitable alternative. Importantly, certain third-party service providers, including Visa and AWS, are the sole source or one of a limited number of sources of the services they provide for us. It could be difficult and disruptive for us to replace certain third-party vendors in a timely manner if they became unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business, results of operations, financial condition and future prospects could be adversely affected.
The inability of our counterparties to meet their financial obligations or our inability to fully enforce our rights against our counterparties could adversely affect our results.
In our business operations, we engage with a variety of counterparties, including financial institutions, such as our bank partners, including originating bank partners, merchants and PSPs that are integral to the seamless operation of our network. The financial health and operational reliability of these entities are critical to us since their failure to meet their financial obligations towards us or our customers could lead to financial losses. In particular, financial institutions and other participants in the payments ecosystem are closely interrelated as a result of credit, trading, clearing, technology and other relationships.
Consequently, any significant adverse development (such as adverse regulatory changes or proceedings, insolvency, bankruptcy or default) with respect to one of our counterparties may negatively affect other participants in the market, including us and our other counterparties, thereby increasing the likelihood and volume of our potential financial losses. Furthermore, our ability to enforce rights against these counterparties in cases of noncompliance or disputes is influenced by legal and regulatory frameworks.
These frameworks vary across jurisdictions and are subject to change, making our recovery prospects uncertain. The process of enforcing our contractual rights against our counterparties can be both time-
consuming and costly, and there is no guarantee of a favorable outcome. It may also attract public and regulatory scrutiny, potentially affecting our reputation. Economic downturns, including as a result of rising interest or unemployment rates, market volatility, including as a result of changes in international trade agreements, practices or policies, geopolitical tensions and regulatory changes within the financial sector heighten the risk of counterparty failures. These conditions can affect the creditworthiness and liquidity of our counterparties, thereby increasing the likelihood of our financial losses.
To support our network and operations, we partner with banks in different geographies. Our arrangements with them may be terminated and we may be unable to replace the commitments of our partner banks.
To support our network and operations, including offering certain products and solutions in some jurisdictions, we have arrangements in place with partner banks in different geographies. Such arrangements are generally for two primary reasons: to expand our credit offerings into jurisdictions in which we currently do not have necessary Authorizations and to support our deposit-taking activities. For example, we partner with WebBank to offer our Fair Financing products in the United States. Under our agreement with WebBank, WebBank originates such consumer loans, which we then purchase and service.
KLARNA GROUP PLC21
We pay WebBank a volume-based and fixed fee under our agreement. In Germany, we have outsourced administration of a portion of our retail deposits to a local partner bank for a volume-based fee. In Sweden, we had an agreement with Avanza Bank Holding AB (“Avanza”), through which we raised retail deposits via their platform until January 2025 and paid Avanza a fee based on the volume of the deposits raised. In
January 2025, we ceased collecting new deposits through Avanza as part of our decision to prioritize raising deposits directly through our platform.
Our agreements with partner banks are generally renegotiated every three years. However, they may be terminated early or not be renewed on terms favorable to us or at all. Our agreements with partner banks do not prohibit them from working with our competitors, and they could decide to enter into an exclusive or more favorable relationship with one or more of our competitors. They could also offer solutions competing with ours. For example, WebBank currently offers loan programs through other competing networks. In addition, our partner banks may not perform as expected under our agreements.
We could in the future have disagreements or disputes with our partner banks, which could negatively impact or threaten our relationship with such banks or other banks with whom we may seek to partner.
Our partner banks are subject to oversight and supervision by regulatory bodies in various jurisdictions and must comply with applicable rules and regulations and examination requirements. Certain of our partner banks have in the past been, and may in the future be, subject to adverse regulatory orders. While such orders were unrelated to, and had no impact on, our relationship with such banks, including any consumer credit products originated through our network, any future adverse orders or regulatory enforcement actions, even if unrelated to Klarna, could impose restrictions on, or prohibit or otherwise make it infeasible for our partner banks to continue to support, our network and operations.
If our existing arrangements with partner banks were limited, suspended or terminated, if any of our partner banks ceased operations, or if our relationship with them were to otherwise terminate for any reason (including, but not limited to, due to its failure to comply with regulatory orders or other actions), we would need to implement a substantially similar arrangement with another bank, obtain additional licenses or limit our operations. If we need to enter into alternative arrangements with a different bank to replace our existing arrangements, we may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. For example, if we are unable to enter into an alternative arrangement with different banks to replace or supplement our existing relationship with WebBank, we would potentially need to obtain additional state licenses to enable us to offer our Fair Financing products, as well as comply with other state and federal laws, which could be costly and time-consuming. There can be no assurances that any such licenses could be obtained in a timely manner or at all. In the event that our existing relationships with our partner banks were terminated and we were not able to replace them with another partner bank in a timely manner, on comparable or more favorable terms, or at all, our business, results of operations, financial condition and future prospects could be adversely affected.
Our results may fluctuate significantly, due to, among others, strong seasonality trends, strategic transactions and other corporate actions, and may not fully reflect the underlying performance of our business.
Our financial performance may fluctuate from period to period due to a number of factors, including seasonality trends. For example, our results of operations are subject to variability based on seasonal shopping patterns, exemplified by increased GMV and related revenue during holiday seasons, such as
Black Friday in late November and Christmas in late December, followed by periods of reduced activity.
Similarly, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with such increased holiday purchasing, which may lead to seasonal increases in our advertising revenue. In addition, other seasonal trends may develop, existing seasonal trends may become more extreme and the existing seasonality and consumer and merchant behavior that we experience may change or become more significant, which would contribute to fluctuations in our results of operations. Our financial performance may also vary, or appear to vary, as a result of strategic transactions and other corporate actions. For example, on October 1, 2024, we completed the divestment of KCO, our online checkout solution, to a consortium of investors. As a result of this disposition, our revenue and growth figures for the year ended December 31, 2025, or any period
KLARNA GROUP PLC22
thereof, may appear lower on a comparative basis as a result of this disposition. Accordingly, our results may fluctuate significantly and our results in any given fiscal period may not fully reflect the underlying performance of our business or be indicative of the results we may achieve in any other fiscal period.
Changes in market and general economic conditions could adversely affect the financial performance of our merchants and decrease the demand for our solutions, products and services.
The performance of our business is significantly influenced by general economic conditions in the geographies where we operate. A downturn in the general economic environment or a slower pace of economic growth, including as a result of changes in international trade policies, multilateral trade agreements or imposition of new tariffs, taxes and other restrictions on global trade, or changes to immigration policies or migration patterns, can lead to decreased consumer spending and adversely affect the financial condition of our merchants. Factors such as changes in consumer trends, levels of consumption, demographic patterns, consumer preferences and financial conditions all reflect the broader macroeconomic climate in our geographies. Since our network relies heavily on consumer engagement and transactions and the willingness of merchants to offer consumers the option to use our financing products to pay for their products and services, any decrease in consumer confidence, willingness to spend or a general deterioration in the macroeconomic environment could lead to a decline in demand for our solutions, products and services. This could, in turn, negatively impact our business, results of operations, financial condition and future prospects.
Further, high levels of unemployment, inflation and changes in interest rates in our markets could reduce consumers’ disposable income and willingness to spend, affecting the utilization of our network.
Such economic factors could also influence the ability and willingness of consumers to repay their loans provided by us, potentially leading to higher credit losses and adversely affecting our financial condition and results of operations.
Our ability to generate revenue, in particular merchant and advertising revenue, depends on sales of products and services by our merchants utilizing our network. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their or our control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular merchant, industry, vertical or geography.
Our merchants may face sharp and rapid decreases in their sales, including because of changes to international trade policies, supply chain disruption, including inventory shortages, and other adverse effects of macroeconomic conditions, which may force them to limit, suspend or terminate their use of our network. We may not be successful in attracting new merchants to offset any such losses, particularly amid adverse macroeconomic conditions, which could negatively impact our business, results of operations, financial condition and future prospects.
Any acquisition, partnership, joint venture, disposition or other strategic transaction that we make or enter into could disrupt and harm our business.
We have in the past engaged, and may in the future engage, in acquisitions, partnerships, joint ventures, dispositions or other strategic transactions for various reasons, including in an effort to enhance our network’s technological capabilities, expand our product and service offerings, enter new geographies or simplify or optimize our operations. These strategic moves introduce significant risks, each of which could adversely impact our business, results of operations, financial condition and future prospects. For example, the process of integrating acquired companies and technologies or entering into partnerships requires substantial financial investment and management attention, diverting resources from our existing operations as well as other growth opportunities and strategic initiatives. Such endeavors may prove more challenging and costly than anticipated, potentially leading to inefficiencies and disruptions. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction for a number of potential reasons. Integration of new systems and business processes may also expose us to potential data breaches and other cybersecurity incidents. Failure to maintain data integrity and security during and after the integration could damage our brand and reputation, erode consumer trust and result in significant financial liabilities. Additionally, combining
KLARNA GROUP PLC23
different corporate cultures and aligning management practices pose challenges that can impact employee retention and undermine the anticipated synergies of such strategic moves. Moreover, these strategic initiatives can significantly affect our liquidity and capital structure due to the substantial upfront costs and possible assumption of debt. In connection with any such transaction, we may issue additional equity securities that would dilute our shareholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or otherwise incur large charges or substantial liabilities. In addition, we may also experience financial impairments related to goodwill and acquired intangible assets or become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.
Furthermore, we may be unable to complete a proposed transaction if we or our shareholders are unable to obtain required regulatory approvals in the various jurisdictions in which we or a potential acquisition target or acquirer operate. Even if we and our shareholders (where applicable) are able to obtain a required regulatory approval, such approval could be subject to various conditions, which could prevent us from competing for certain customers or in certain lines of business. In addition, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, judicial or administrative proceedings or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies, and financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other litigation or regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. Finally, we have made in the past, and may in the future make, minority investments in other companies, mostly in start-up companies or companies in their early stages of development. Such investments entail inherently greater risks than investments in more established businesses and may prove to be unsuccessful or not yield anticipated returns or any returns at all. If such investments are not successful, we may be required to write down all or a portion of our equity investments in such companies, which would result in financial losses.
Our success in these ventures may also rely on the performance and cooperation of third parties, whose interests may not always align with ours. Disagreements or performance issues can adversely affect the acquisition, joint venture, partnership or disposition outcomes. Given these considerations, there is no guarantee that any future acquisition, partnership, joint venture, disposition or similar strategic transaction will yield the expected benefits or enhance our competitive position. Failure to manage these risks effectively could negatively impact our business, results of operations, financial condition and future prospects.
Our expansion efforts may not be successful or may subject us to increased risks.
We have in the past expanded, and may in the future expand, our network by entering into new geographies. We may also expand our operations in the jurisdictions in which we currently operate by offering additional products and services. We may not be successful in our expansion efforts and our products and services may not experience the same market adoption in such jurisdictions as we have enjoyed in Sweden and our other more mature markets. Our expansion efforts could also materially alter our product, merchant and market geographical mix, which, in turn, could impact our operating results, including because of structural differences in each market, including regulatory environment, consumer spending behaviors, take rates, consumer credit profiles, the maturity of our credit underwriting process and varying processing costs.
Entering into new markets and geographies, or expanding our offerings in existing markets, increases our exposure to regulatory and compliance risks, potentially requiring further investments or expenditures to ensure compliance with applicable legal and regulatory requirements and standards, which could increase our operational costs and negatively affect our operations. In particular, any new geographies that we may enter in the future may have a distinct regulatory regime, including with respect to lending, licensing, digital advertising, consumer protection, data privacy and AML/CFT. While we have established
KLARNA GROUP PLC24
policies and processes to ensure that our planned operations in new geographies, or introduction of additional products and services in our existing ones, comply with applicable legal and regulatory requirements, including by consulting with external legal counsel and with local authorities when warranted, any failure or delay to comply with such laws and regulations can lead to penalties, suspension of operations, legal challenges, regulatory scrutiny and reputational damage.
International expansion also brings additional distinct operational complexities. Efficiently managing operations across various time zones, regulatory regimes, languages and cultural norms requires significant investments in technology, human capital and building strong local partnerships. In addition, the financial services industry in many geographies is characterized by intense competition from both local players deeply entrenched in their markets and other global entities seeking to expand their presence into such markets. Local competitors often possess a nuanced understanding of local consumer behavior, regulatory requirements and market dynamics, potentially limiting our ability to capture or expand our market share in such geographies. Failure to effectively navigate these complexities could obstruct our expansion efforts and long-term success and adversely affect our business, results of operations, financial condition and future prospects.
Interest rate volatility and other interest rate changes, or discontinuation of interest rate benchmarks, may adversely affect us.
We are subject to risks associated with fluctuations in market interest rates, yield curves and spreads.
Any changes in prevailing interest rates may lead to mismatches in the pricing of our variable rate assets and liabilities, in particular consumer deposits. At the same time, in order to remain competitive, we need to offer attractive interest rates on our deposits and, to a lesser extent, on our financing products reflective of the broader market. This is particularly important in geographies where consumers are offered multiple alternatives to our deposits and payment options. Any such changes in the interest rates that we offer may adversely affect our financial condition and results of operations. For example, we generated interest income of $937 million, $675 million and $508 million in 2025, 2024 and 2023, respectively, while incurring interest expense of $453 million, $421 million and $268 million, respectively, mostly due to the increase in the European Central Bank’s deposit rate over that period.
Any increase in market interest rates may also increase the cost of our other funding sources, including any variable rate debt securities that are currently outstanding or that we may issue in the future.
Increased interest rates may also adversely impact the spending levels of consumers and their ability and willingness to borrow money, any of which could impact our consumers’ willingness and ability to use our network and utilize our solutions, products and services. Higher interest rates often lead to higher payment obligations, which may reduce the ability of consumers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults, consumer bankruptcies and charge-offs, and decreasing recoveries, any of which could have an adverse effect on our business.
We have implemented and maintain an interest rate hedging program designed to reduce our exposure to changes in prevailing interest rates. However, there can be no assurance that the program will be successful in eliminating all or some interest rate risks discussed above. If we fail to effectively manage this risk amidst competitive pressures and changing economic conditions, our business, results of operations, financial condition and future prospects could be adversely affected.
In addition, borrowings under certain of our funding arrangements, including under medium-term note programs, bear an interest rate calculated by reference to certain benchmarks, including the Stockholm
Interbank Offered Rate (“STIBOR”) and the Secured Overnight Financing Rate (“SOFR”). The
discontinuation, reform or replacement of STIBOR, SOFR or any other benchmark that we may use in our funding arrangements could result in interest rate increases on our funding arrangements, which could adversely affect our cash flows and operating results.
KLARNA GROUP PLC25
We are exposed to exchange rate fluctuations in the international markets in which we operate.
We operate in multiple international markets, including in Europe, North America and Australia, and conduct and process transactions in various currencies such as SEK, EUR, USD, GBP, NOK and DKK. As a result, we are subject to exchange rate fluctuations that can impact our financial performance and position.
First, our revenues generated in foreign currencies need to be converted to the U.S. dollar, our presentation currency. Significant fluctuations in exchange rates can result in substantial variations in the
U.S. dollar value of these revenues, even if the actual value in the original currency remains unchanged.
This introduces volatility into our financial results and may lead to increased fluctuations in our reported financial performance. Second, our operating expenses, which are incurred in various currencies, may not always be perfectly matched with our revenues in those currencies. This misalignment can lead to exchange rate risk, where a depreciation of the revenue currency relative to the expense currency could negatively impact our profitability. Furthermore, our financial assets and liabilities denominated in foreign currencies are subject to revaluation, which can affect our balance sheet. For instance, monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate at the end of the reporting period. Any significant changes in exchange rates can thus impact our net financial position. Our exposure to exchange rate fluctuations also arises from our lending operations in foreign currencies, which have been increasing as we expand our global presence. This expansion accentuates our currency risk, as we generate revenues and incur costs in an increasing number of currencies.
To manage these risks, we have in the past utilized, and may in the future utilize, financial derivatives or currency hedging transactions. However, such measures may not fully, if at all, mitigate the impact of exchange rate fluctuations and may introduce additional costs or counterparty risks. Furthermore, market conditions or regulatory restrictions in certain jurisdictions may limit our ability to effectively hedge our currency exposures, thereby increasing the potential impact of exchange rate volatility on our financial performance.
We may fail to accurately detect and prevent fraud.
We are subject to the risk of fraudulent activity relating to the use of our network and our relationships with customers, bank partners, PSPs and other third parties handling consumer information. Our network is available in multiple markets and processes a large number of transactions involving millions of customers every day. To support the operation of our network, we have built an underwriting process that utilizes ML-based credit models to make credit decisions in a matter of seconds. The highly automated nature of our network as well as the speed at which transactions facilitated through it take place and the volume of such transactions make our network an attractive target for illegal or improper uses, including fraudulent transactions involving identity theft, stolen or fabricated credit card or account numbers, or other deceptive or malicious practices, all of which are becoming increasingly sophisticated. We have in the past incurred, and may in the future incur, losses from various types of fraud. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent some or all instances of fraud. We are obligated to repurchase the loans facilitated through our network in certain cases, including in the case of identity theft. The level of fraud-related charge-offs on the loans facilitated through our network could be adversely affected if fraudulent activity were to significantly increase.
We bear the risk of consumer fraud in a transaction involving us, a consumer and a merchant, and we generally have no recourse to the merchant to collect the amount owed by the consumer. In addition, if a transaction is made from a customer’s account at Klarna Bank as a result of fraudulent activity, Klarna
Bank may be obligated to reimburse the customer for any loss of funds. Significant amounts of fraudulent transactions, cancellations or chargebacks could adversely affect our business or financial condition. We are also exposed to potential merchant fraud, including resulting from sales of counterfeited, damaged or otherwise deficient goods and services through our network. High-profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory proceedings or investigations, negative publicity and the erosion of trust from our consumers and merchants, and could materially and adversely
KLARNA GROUP PLC26
affect our business, results of operations, financial condition and future prospects. Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, including as part of our underwriting model and our merchant onboarding procedures, prevent bad customer experiences and increase customer satisfaction, there can be no assurance that these measures will be effective. Any additional measures to address fraud that we may implement in the future may prove ineffective or could negatively affect the attractiveness of our network to consumers, harming our ability to attract new customers or continue to engage current customers, cause reputational damage or decrease our brand value or customer trust.
Our business relies on the proper functioning of IT systems and networks, particularly at scale. Any failure of these systems or networks, including actual or perceived software errors, failures, bugs, defects or outages, could disrupt our business and impair our ability to effectively provide our services and products to consumers and merchants.
Our success, continuous growth and operational efficiency depend on the reliability, security and performance of our IT systems and networks. These systems and networks are necessary for us to process a large number of complex payment transactions across different geographies and products in a timely and efficient manner while maintaining high processing speeds, accurately evaluating credit risks and applying our underwriting standards, implementing protective measures against fraud and delivering high-quality customer service.
Our business model, which integrates complex AI-powered algorithms for real-time decision-making and relies on the secure handling of large amounts of data, makes us susceptible to risks associated with technological failures. Such failures could stem from internal software errors or bugs, natural catastrophes, conversion errors due to system upgrades, data breaches or other cybersecurity incidents, intentional bad acts, loss or corruption of data, hardware malfunctions, or external threats, including sophisticated cyberattacks aimed at disrupting operations or cybersecurity, as well as the failure of systems or networks of third parties upon which we rely for certain technology solutions and services, such as credit and debit card transaction authorization providers, national financial system network infrastructure providers, customer relationship management services, back-office and business process support, IT production and support, internet and telephone connections providers, network access providers, data center infrastructure services and cloud storage and computing services.
In addition, we source certain information from third parties. For example, our ML-powered underwriting process incorporates certain information from third parties, including credit bureaus and consumer reporting agencies. In the event that any third party from which we source information experiences a service disruption, whether as a result of maintenance, natural disasters, terrorism or security breaches, whether accidental or willful, or other factors, the ability to evaluate loan applications through our network may be adversely impacted.
Any failure, attempted or successful data breach or other cybersecurity incident or significant disruption in our IT infrastructure, or those of our third-party service providers, could lead to transaction delays, compromised cybersecurity, inability to access critical services, and a failure to comply with the applicable laws, regulations and standards governing financial transactions and cybersecurity. The consequences of such disruptions could be severe, resulting in financial losses, loss of consumer trust, regulatory fines, monetary damages or other penalties or fines, including revocation or suspension of regulatory licenses or other Authorizations, as well as a tarnished reputation among customers, partners and other third parties, any of which could adversely affect our business, results of operations, financial condition and future prospects.
KLARNA GROUP PLC27
We depend on cloud computing networks, data centers operated by third parties and third-party internet hosting providers. Any disruption to the operation of these facilities or networks or access to the internet would adversely affect our network.
Our operations depend significantly on cloud computing networks, third-party data center hosting facilities and third-party internet hosting providers. These networks and external facilities are crucial for storing, managing and processing the large amounts of data essential for our operations, covering customer transactions, data analytics and the delivery of our products and services, including our advertising solutions, via continuous and uninterrupted access to the internet. The satisfactory performance, reliability and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our network to attract new and retain existing merchants and consumers.
Disruptions in the services provided by these third parties could arise from various causes, including physical damage caused by natural disasters, data breaches and other cybersecurity incidents, viruses, human or software errors, fraud, spikes in customer usage or operational failures. Such disruptions might impede our ability to process transactions, manage data or conduct our business operations effectively and without delays or interruptions. If our arrangement with a vendor is terminated, including because of service disruptions, or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our network. We also may experience increased costs and difficulties in replacing that vendor and replacement services may not be available on commercially reasonable terms, on a timely basis or at all.
Our third-party cloud computing networks, data center hosting facilities and internet hosting providers are ultimately responsible for maintaining their own network security and disaster recovery and system management procedures, and such third parties do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. In particular, we do not control the operation of third-
party data center hosting facilities, and such facilities are vulnerable to damage or interruption from human error, intentional bad acts, power loss, hardware failures, telecommunications failures, improper operation, unauthorized entry, data loss, power loss, data breaches and other cybersecurity incidents, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes and natural disasters or similar catastrophic events. Cloud computing is particularly dependent upon reliable access to electricity and an internet connection in order to retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the electrical grid or the ability to obtain an internet connection, we may experience a slowdown, delay or other disruption in our operations. While we have business continuity and disaster recovery plans in place, such preparations may be inadequate and may not effectively allow us to continue operating in the event of any problems with respect to our systems and networks or those of our third-party facilities. Further, our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. Additionally, the various insurance coverages that we maintain may not be sufficient to cover all potential losses. Such an event could cause our operations to be impaired and our business, financial condition and results of operations to be materially and adversely affected.
Furthermore, our reliance on third-party services exposes us to the risks associated with changes in regulatory frameworks affecting the internet and cloud services, both regionally and globally. In addition, the use of certain third-party services is subject to regulatory outsourcing rules. Any failure to comply with such rules could result in legal sanctions, including financial penalties or revocation or suspension of regulatory licenses or other authorizations. It could also damage our reputation, lead to a loss of consumer trust and impact our relationships with key business partners. Regulatory changes could impose new limitations on these services, affecting our operational capabilities. To the extent we use or are dependent on any particular third-party data, technology or software, we may also be harmed if such data, technology or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, significant interruptions to the global internet infrastructure, though beyond our direct control, could severely impact our service delivery.
KLARNA GROUP PLC28
Despite our efforts to mitigate these risks through various strategies and internal processes, we cannot assure you that we will be successful in eliminating or adequately addressing all or any of such disruptions.
Any such failure may adversely affect our business, results of operations, financial condition and future prospects.
Our use of email and other messaging services may be subject to restrictions or we may fail to timely deliver such communications.
Our business is dependent upon email and other messaging services, such as SMS, “push”
communications and mobile notifications, for communicating to our customers. If we are unable to successfully deliver emails or other messages to our customers, or if customers decline to open our emails or other messages, our business may be negatively impacted. Changes in how webmail applications organize and prioritize email may reduce the number of actual and potential customers opening our emails and, as a result, using our network, solutions or products. For instance, Google’s Gmail service offers a feature that organizes incoming emails into categories such as “Primary,” “Social” and “Promotions.” Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in our consumer’s inbox or viewed as “spam” by them, and may reduce the likelihood of that customer opening our emails. In addition, actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could adversely impact our business. From time to time, internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws, rules or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could materially adversely impact our business. Our use of email and other messaging services to send communications about our sites or other matters may also result in legal claims against us, which may cause us increased expenses and, if successful, might result in substantial fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages.
We may fail to integrate our solutions, products and services with a variety of operating systems, software applications, networks and hardware that are developed by third parties. As a result, our solutions, products and services may not operate effectively or become less marketable, less competitive or obsolete.
Our ability to attract customers and merchants to our network heavily relies on our capacity to seamlessly integrate our solutions, products and services with a broad array of operating systems, software applications, networks and hardware developed and maintained by third parties. As a result, we must continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser, blockchains and database technologies. Failure to maintain continuous and effective integration with such technologies can adversely affect our business, results of operations, financial condition and future prospects.
Changes to our network and technology made in response to updates in existing or development of new third-party operating systems, software applications, networks and hardware may be costly, time-
consuming and ultimately unsuccessful. Any operational disruptions resulting from such changes could adversely affect the quality and functionality of our network and solutions, products and services offered through it, negatively impacting consumer and merchant experience. This could render our network less competitive or even obsolete in certain circumstances, particularly in comparison to those of our competitors who successfully achieve broader or more effective integration of their solutions, products and services with new technologies.
Furthermore, we have developed our technology network to easily integrate with third-party applications through the interaction of APIs. In general, we rely on providers of such software systems to allow us to access their APIs to enable such integrations. To date, we generally have not relied on long-
term written contracts to govern our relationships with these providers. Instead, we are subject to the standard terms and conditions for consumers of services of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from
KLARNA GROUP PLC29
time to time. Our business could be harmed if any provider of such software or other technologies or systems discontinues or limits our access to their APIs, modifies its terms of service or other related policies, including fees, establishes more favorable or exclusive relationships with one or more of our competitors, or develops competitive offerings to our solutions, products and services.
Although we actively monitor our providers of software or other technologies, we cannot prevent such providers from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our providers were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement provider or develop an in-house solution, which could significantly diminish the value of our network and harm our business, results of operations, financial condition and future prospects.
The loss of the services of our Co-Founder and Chief Executive Officer could materially and adversely affect our business, results of operations, financial condition and future prospects.
Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer, has been the driving force behind our success since Klarna’s inception. The unexpected loss of Sebastian could severely disrupt our operations and significantly impact our ability to continue executing our business strategy with the same level of effectiveness. We believe that his unique blend of entrepreneurial insight, deep understanding of the financial technology landscape and ability to forge critical industry relationships is unparalleled.
Finding a successor with a comparable vision and capability to maintain the momentum and direction
Sebastian has established for us would present a substantial challenge. Furthermore, Sebastian’s departure could lead to instability within Klarna, potentially affecting the morale and productivity of our team, which has been crucial in our rapid growth and innovation. The potential uncertainty surrounding such a leadership transition could also undermine confidence among our customers, partners and investors as well as other stakeholders who are integral to our continued success and expansion. In the highly competitive financial services industry, any perceived weakening of our leadership could be exploited by our competitors. This could lead to a loss of market share and have a negative impact on our financial performance. Given Sebastian’s instrumental role in shaping our strategic direction, fostering our innovative culture and securing our position as a leader in the financial technology space, his loss could materially and adversely affect our business, results of operations, financial condition and future prospects.
We may be adversely affected by negative publicity about us, including our current or former directors, executive officers or major shareholders, or our industry.
Negative publicity about us, including adverse publicity involving our current or former directors, executive officers, employees or major shareholders, or negative perceptions of our industry, poses a significant risk to our reputation and brand. This risk is particularly acute in the financial services industry, where trust and consumer confidence are critical for maintaining and growing our consumer and merchant base and partner relationships.
Sources of negative publicity for us could include, but are not limited to:
•the transparency, fairness, user experience, quality and reliability of our network or similar networks in general;
•our ability to effectively manage and resolve complaints;
•effectiveness of our risk model;
•our capital adequacy, liquidity and general financial position and solvency;
•the impact, actual or perceived, of our financing products on our consumers’ credit score;
KLARNA GROUP PLC30
•our ability to effectively screen our merchants and monitor their compliance with our ethical merchant guidelines;
•our data privacy and cybersecurity practices;
•any litigation, investigations, regulatory or other proceedings or enforcement actions, examinations or inquiries into us, our competitors, partners or our industry in general;
•any misconduct, or allegations thereof, by our current or former directors, executive officers or employees, funding sources, originating bank partners, service providers or others in our industry;
•any threatened, alleged or ongoing disputes or disagreements between us and our shareholders or among our shareholders, including any related litigation or similar proceedings;
•our business practices, mission, environmental, social and governance (“ESG”), sustainability and ethical goals, policies and standards and their perceived adequacy by our customers and other stakeholders; and
•the use of loan proceeds by consumers that have obtained loans facilitated through our network or other lending networks for unethical or illegal purposes, any of which could adversely affect our reputation and the confidence in, and the use of, our network, which could harm our reputation and cause disruptions to our operations. Any such reputational harm could further affect the behavior of consumers, including their willingness to utilize solutions offered through our network or to make payments on their loans. The potential impact of negative publicity, whether founded or unfounded, is magnified in the digital age, where information spreads rapidly, especially through social media and other online networks.
Increased scrutiny from regulators, investors and other stakeholders regarding our ESG or sustainability responsibilities, strategy and related disclosures could result in additional costs or risks and adversely impact our reputation, employee retention and willingness of consumers and merchants to use our network.
Regulators, investor advocacy groups, certain institutional investors, investment funds, shareholders, consumers and other market participants, particularly in the United States and the EU, have focused increasingly on ESG or sustainability practices of public companies. These parties have placed increased importance on the implications of the social cost of their investments. We may incur additional costs and require additional resources as we evolve our ESG strategy, practices and related disclosures. We could also incur additional costs and require additional resources to monitor, report and comply with various
ESG practices and regulations, which could adversely affect our business, results of operations, financial condition and future prospects. In Sweden, we publish our ESG report annually in accordance with the
Annual Accounts Act for Credit Institutions and Securities Companies. In addition, we are required to disclose climate-related information pursuant to the EU’s Corporate Sustainability Reporting Directive,
which calls for the disclosure of information regarding a range of sustainability matters and expect that we will be required to report on  SEC rules relating to the disclosure of climate-related risks and California’s climate-related disclosure laws. If we elect or are required to report ESG- or sustainability-related information and regulators, investors, consumers, merchants or other stakeholders view this information as generic, lagging or inadequate, we may experience reputational damages or become subject to regulatory proceedings or similar actions, any of which could adversely affect our business. In addition, under certain laws and regulations, statements we make regarding the sustainability or carbon footprint of our operations or their impact on the environment may subject us to disclosure requirements or expose us to the risk of claims that the statements constitute “greenwashing.” Certain nongovernmental organizations and other private actors have filed lawsuits under various securities and consumer protection laws alleging that certain ESG statements made by public companies in the United States with respect to their goals or standards were misleading, false or otherwise deceptive. If our ESG strategy, practices and related disclosures, including the impact of our business on climate change, do not meet (or are viewed as not meeting) regulator, investor or other industry stakeholder expectations and standards,
KLARNA GROUP PLC31
which continue to evolve and may emphasize different priorities than the ones we choose to focus on, we may similarly face increased litigation risks from private parties and governmental authorities and our brand, reputation and employee retention may be negatively impacted.
In addition to any disclosure requirements, we have also set various internal ESG targets. Despite our commitment to sustainability, we may not achieve these targets due to a number of factors, some of which may be beyond our control, such as technological limitations or external economic conditions. In addition, our ability to meet ESG expectations is also contingent on the actions of our partners and suppliers. We rely on numerous third-party service providers for various aspects of our operations, including hosting our cloud network, IT infrastructure and consumer service functions. Any failure—actual or perceived—by these partners to adhere to our ESG standards or practices could adversely impact our reputation and similarly expose us to litigation risks and potential regulatory sanctions.
We are subject to both natural and man-made events that may unexpectedly disrupt our operations and adversely impact our business.
Our operations and business are exposed to a wide array of risks arising from both natural and man-
made events. Natural events such as earthquakes, floods, fires, hurricanes and other extreme weather conditions, including those exacerbated by climate change, can cause significant disruptions to our operations. These disruptions can result in property damage, loss of critical data, operational downtimes and financial losses. For instance, the increasing severity and frequency of extreme weather events may adversely affect our operations in various geographies as well as operations of our merchants. Disruptions caused by such events can impact our ability to process transactions and maintain service continuity, thereby adversely affecting our financial performance and results of operations and damaging customer trust.
Man-made events, including data breaches and other cybersecurity incidents, terrorism, strikes and geopolitical unrest, also present significant risks. Our reliance on the complex and interconnected technology systems that power our network makes us vulnerable to data breaches and other cybersecurity incidents that could lead to service interruptions and financial losses. An incident of significant magnitude could severely impact our operations, leading to loss of customer data, reputational damage and regulatory penalties. In addition, our business operations could be affected by pandemics and other health crises, as evidenced by the COVID-19 pandemic, which necessitated a shift to remote work in a number of markets and increased our dependency on digital infrastructure. This shift introduced operational and managerial challenges such as maintaining team cohesiveness and operational efficiency, both of which are critical for our success. Furthermore, interruptions in our supply chain or those of our merchants due to natural or man-made events could affect our GMV and other key financial and operating metrics.
The occurrence of any such events could adversely affect our business, financial condition, results of operations and prospects. The extent of the impact is uncertain and depends on the nature, severity and duration of the disruptions caused by these events. There is no guarantee that our business continuity and disaster recovery plans that are designed to mitigate these risks will be effective in every scenario or at all.
In addition, the varied insurance coverage that we maintain may not be sufficient to cover all potential losses. As we continue to expand our network and enhance our technological infrastructure, the complexity and interdependency of our systems may increase, amplifying the potential impact of such events on our business, results of operations, financial condition and future prospects.
The quantitative models or assumptions that we use may prove to be incorrect.
Klarna, like many financial institutions, relies heavily on quantitative models and assumptions to understand and predict consumer behavior, a critical component in calculating market risks and opportunities. The accuracy of our market calculations depends on the reliability of the underlying models and assumptions. These models are constructed based on historical data, which, by its nature, may not be fully indicative of future consumer behavior, especially in the face of unprecedented market conditions or
KLARNA GROUP PLC32
shifts in consumer preferences. An overreliance on historical data without adequate consideration for potential future changes can lead to miscalculations, potentially impacting our ability to manage risks effectively. Moreover, the quantitative models we employ are subject to the risk of oversimplification. In an effort to make complex client behaviors comprehensible, we may inadvertently omit crucial variables or interactions, leading to an incomplete understanding of market dynamics. This simplification, while necessary for computational feasibility, increases the risk of significant discrepancies between model predictions and actual outcomes.
Further, the assumptions underlying our models, particularly those related to client behavior, are inherently speculative. These assumptions are influenced by a myriad of factors, including economic conditions, regulation and competitive pressures, all of which are fluid and can evolve in unpredictable ways. A failure to accurately anticipate or quickly adapt to these changes could render our models less effective, which could adversely affect our business, results of operations, financial condition and future prospects.
Finally, the potential for model failure or significant prediction errors poses a direct risk to our financial stability. Any discrepancies between model forecasts and actual market outcomes can lead to unexpected losses. Such situations could strain our financial resources, require us to obtain additional funding, which may not be available on terms attractive to us, if at all, and negatively impact our ability to capitalize on growth opportunities.
The estimates of market opportunity, total addressable market and forecasts of market growth and other similar estimates or forecasts may prove to be inaccurate.
The estimates of market opportunity and forecasts of market growth included in this report on Form
20-F and our other filings with the SEC, for example, with respect to the total addressable market for payments or digital advertising solutions, may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described elsewhere in this report on
Form 20-F.
The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable consumers covered by our market opportunity estimates will use our network at all or generate any particular level of GMV or revenue for us. In addition, our ability to expand into new verticals, channels and geographies as well as adjacent categories depends on a number of factors, including the cost, performance and perceived value associated with our solutions, products and services and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this report on Form 20-F and our other filings with the SEC, our business could fail to grow at similar rates, or at all. Our growth and operating results, including take rates and transaction margin dollars, are impacted by geographical mix, product and channel mix, and merchant vertical mix, each of which is subject to many risks and uncertainties.
Accordingly, the forecasts of market growth or other similar projections or forecasts included in this report on Form 20-F and our other filings with the SEC should not be viewed as indicative of our future performance.
Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, or we may be required to increase our provision for credit losses.
In the process of determining our allowance for credit losses, we employ a range of assumptions and complex analyses that are inherently subject to uncertainties and contingencies, many of which are beyond our control. These estimations and judgments affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities in our financial statements. Consequently, if our estimates prove incorrect, we may incur net charge-offs in excess of our
KLARNA GROUP PLC33
reserves, or we may be required to increase our provision for credit losses, either of which could adversely affect our business, results of operations, financial condition and future prospects.
Our credit loss allowance estimation process considers a wide array of factors, including historical loan loss experience, current loan portfolio characteristics, observable data indicating the impact of current economic and market conditions on our consumers’ ability to repay their loans and forecasts of future economic conditions. Changes in any of these factors could significantly impact the level of future credit losses and the necessary allowance for credit losses.
Moreover, our business model and operations subject us to various credit risks, including the risk of default or fraudulent consumers using our payment services for shopping, as well as credit risks from defaulting merchants, partners and financial institutions with which we cooperate. We utilize a self-
developed scoring model for credit assessments, which collects specific data and is adapted for each country in which we operate, considering local regulations, accessibility to credit checks and consumer behavior differences. However, there is a risk that estimates on which models for calculating future potential impairments and credit losses are based are inaccurate, which could lead to increased credit losses and impairments. This, in turn, would adversely affect our financial position.
The process of determining the allowance for credit losses is highly judgmental and subject to significant uncertainties. Future changes in economic conditions, consumer behavior or regulatory environment could necessitate adjustments to our allowance for credit losses. An increase in the allowance for credit losses would result in a corresponding increase in our provision for credit losses, negatively impacting our results of operations. Conversely, if our allowance for credit losses proves to be excessive, it may result in an unnecessary allocation of financial resources that could have been utilized more effectively elsewhere within our operations.
We previously identified a material weakness in our internal control over financial reporting, which our management has concluded was remediated as of December 31, 2025. We can give no assurance that additional material weaknesses will not be identified in the future.
Effective internal control over financial reporting and disclosure controls and procedures are critical to our success as a public company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting principles. Similarly, disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.
As previously disclosed in our registration statement on Form F-1, in connection with the preparation of our consolidated financial statements, we previously identified a material weakness in our internal control over financial reporting related to our IT general controls for information systems that are relevant to the preparation of our consolidated financial statements, related to (i) user access controls, including management of privileged access, (ii) change management with respect to monitoring segregation of duties, and (iii) IT operations controls with respect to certain third-party service providers. We implemented certain measures to address the material weakness which we have concluded is remediated as of December 31, 2025.
We remain committed to maintaining and improving our internal control over financial reporting, but we can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses in our internal control over financial reporting. In addition, our current internal control over financial reporting and disclosure controls and procedures, and any new internal control over financial reporting and disclosure controls and procedures that we develop, may
KLARNA GROUP PLC34
become inadequate because of changes in our business, operations and other factors, some of which may be beyond our control.
We are not required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. At that time, our management may conclude that our internal control over financial reporting remains not effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting starting with our second annual report required to be filed with the SEC. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue a report that contains an adverse opinion if, in their evaluation, there are deficiencies that, individually or in combination, result in one or more material weaknesses.
Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. During the course of implementing, documenting and testing our internal control over financial reporting, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting and disclosure controls and procedures. Further, despite our efforts to implement and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to detect or prevent all errors or instances of fraud and additional weaknesses in our internal control over financial reporting may be identified in the future. A material weakness in our internal control over financial reporting, failure to maintain effective disclosure controls and procedures or any difficulties encountered in their implementation or improvement could lead to errors in our financial statements or restatements of previously issued financial statements, any of which could adversely affect our business, results of operations, financial condition and future prospects. Such failures could also lead to a loss of investor confidence in the accuracy and completeness of our financial reports, which in turn could have a negative impact on the market price of our ordinary shares.
As a holding company, we are dependent for liquidity on payments from our subsidiaries, many of which are subject to regulatory and other restrictions on their ability to pay dividends or transact with affiliates.
Klarna Group plc is a holding company and relies on distributions from its operating subsidiaries to meet its financial obligations. Many of such subsidiaries are subject to extensive regulation, including
Klarna Bank, our banking subsidiary, and its branches. Various laws and regulations, as well as regulatory expectations, may limit the amount of dividends that our banking or other regulated subsidiaries may pay.
These restrictions are designed to ensure that our regulated subsidiaries maintain adequate capital buffers and are able to meet their obligations to creditors and consumers before distributing funds up the corporate structure. For instance, Klarna Bank is required to maintain certain capital and liquidity ratios, and any intercompany distributions, including to Klarna Group plc, may be prohibited in order to comply with these regulatory requirements. In certain jurisdictions, regulatory approvals may be necessary before any significant distributions can be made, adding another layer of complexity and potential delay to the transfer of funds to Klarna Group plc.
Changes in regulation applicable to our regulated subsidiaries, in particular Klarna Bank, including, but not limited to, more stringent capital requirements, can severely impact the ability of such subsidiaries to distribute dividends to Klarna Group plc or otherwise transact with affiliates. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and future prospects.
KLARNA GROUP PLC35
We could be subject to additional tax liabilities due to changes in tax laws, tax audits or our growth, which could affect our profitability and increase our effective tax rate.
We are subject to complex tax laws of multiple jurisdictions in which we operate, which are subject to uncertain interpretation. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations and transfer pricing regulations require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of such tax laws. As a result, we are exposed to the risk that tax authorities in any of these jurisdictions could disagree with our interpretations of the applicable tax laws or our tax calculations’ methodologies, including the classification of our revenues, the pricing of our intercompany transactions or the determinations of the jurisdictions to which profits are attributed. For example, a tax authority could challenge whether our supplies are taxable or exempt for VAT purposes, or could challenge our input VAT recovery methodology. We, including certain of our material subsidiaries, are subject to ongoing tax audits and other similar proceedings with tax authorities in a number of jurisdictions. In certain cases, the applicable tax authority has challenged one or more tax positions that we have taken. We are working to resolve each of these audits in an efficient manner, including, where appropriate, through arbitration and/or court proceedings. These audits and other similar proceedings, when resolved, could result in additional taxes, including interest and penalties, which could, in turn, adversely affect our business, financial condition, results of operations and future prospects.
Furthermore, our effective tax rate could materially increase as a result of changes in tax law, tax treaties or the interpretation thereof, such as those introducing a tax for credit institutions with liabilities above certain thresholds. Moreover, changes to withholding tax rules, or how they apply to us, may impact our ability to repatriate profits from our operating subsidiaries in various jurisdictions. Our tax liability may also increase significantly if we are required to pay additional taxes (including “minimum” taxes, VAT, other indirect taxes and employment taxes) in any jurisdiction as a result of a growth of our business. For example, depending on the amount of income we generate in the United States and certain other factors, we may be subject to the U.S. Base Erosion and Anti-Abuse Tax (BEAT) if certain payments we make to related non-U.S. persons exceed applicable thresholds.
In addition, in response to an effort led by the Organization for Economic Co-Operation and
Development (“OECD”) and the G20 Group to reform the international tax system under a ‘two pillar’
system, many countries around the world have introduced new, and amended existing, tax laws applicable to corporate multinationals, such as Klarna, and other countries may take similar steps. These new and amended tax laws are designed to ensure that multinational companies that meet an annual revenue threshold pay an effective minimum tax rate of 15% in all jurisdictions where they operate. We have assessed the potential impact of these new and amended tax laws on us and we currently do not expect to incur material tax liability as a result of such laws. If the existing tax laws are amended or clarified or new tax laws are enacted, or if the relevant facts change, in one or more jurisdictions where we operate, we may be required to pay additional taxes, which would increase our effective tax rate and adversely affect our financial results. We will continue to assess the future impact of these tax laws. In particular, we will be evaluating the Administrative Guidance published by the OECD on January 5, 2026, in relation to the ‘side-
by-side’ package (directed mainly at US-parented groups) and other matters, including a new permanent safe harbor and a one-year extension of the transitional Country-by-Country Reporting safe harbor that may be relevant to the Company. The Company continues to monitor these developments but does not expect a material change to its Pillar Two liability. Additionally, on July 4, 2025, the bill referred to as the
One Big Beautiful Bill Act (the “OBBBA”) was enacted into law in the United States. The OBBBA resulted in significant changes to the Code, including changes to the taxation of businesses. We continue to assess the potential impact of the OBBBA on us.
In sum, any changes in tax laws or regulations, or in their interpretation by the relevant authorities, the outcome of any tax audits or changes to our taxation as a result of any expansion or modification of our network, operations or corporate structure, could adversely affect our business, financial condition, results of operations and future prospects.
KLARNA GROUP PLC36
We may not be able to utilize our loss carryforwards, deferred interest deductions and other tax attributes.
We have significant carried forward losses, deferred interest expense and other similar tax attributes, most of which are currently unrecognized within our consolidated financial statements, that arise under the tax laws of the jurisdictions in which we operate, including Sweden, Germany, the United States and
Australia. It is possible that we will not generate sufficient taxable income in those jurisdictions or otherwise will be unable to fully utilize these losses, deferred interest expense and other tax attributes. In addition, the utilization of our tax attributes to reduce our taxable income may be subject to limitations under the applicable laws of the jurisdictions in which we operate. For example, under U.S. federal income tax laws, net operating losses arising in tax years beginning after 2017 generally can be carried forward indefinitely, but their deductibility in any taxable year is limited to 80% of taxable income for that year, and the utilization of all net operating losses, regardless of the year in which they arose, may be subject to further limitations as a result of certain ownership changes, including future changes in the ownership of our ordinary shares that may be outside our control.
For each accounting reporting period, we assess the likelihood of our carried forward losses, deferred interest expense and other similar tax attributes offsetting future taxable income. We only recognize such attributes as assets on our consolidated balance sheet if there is sufficient likelihood that these tax attributes will be utilized by us in the foreseeable future. The assessment of the recoverability of carried forward losses, deferred interest expense and other similar tax attributes, and therefore the level of deferred tax asset recognition, requires us to exercise judgment based on facts and estimates that may change over time. Accordingly, the value of tax attributes recognized on our consolidated balance sheets for any fiscal period may change over time and may not be indicative of the actual amount of tax attributes that we will be able to utilize in future periods to offset our taxable income. Any limitation on the use of, or the changes to, our tax assets to offset taxable income, including as a result of changes in applicable tax laws or our ownership changes, could result in increased tax liabilities and, as such, could adversely affect our business, financial condition, results of operations and future prospects.
Some of our social security payroll taxes will fluctuate in the future by reference to our external share price.
We have in the past issued, and expect to issue in the future, RSUs, options and warrants to our employees in various jurisdictions. Upon vesting of such RSUs and the exercise of options and warrants, we are required to pay employer social security payroll taxes in many jurisdictions in which we operate.
For example, in the year ended December 31, 2025, we incurred $9 million in expenses related to employer social security taxes in connection with such vesting of RSUs and exercises of our options and warrants. In a number of jurisdictions, employer social security payroll taxes are uncapped and calculated by reference to the fair market value of the shares received by the employee at the time of vesting of their
RSUs or exercise of their options or warrants. Consequently, our social security costs will fluctuate by reference to the market price of our ordinary shares and may materially increase in future periods, which could adversely affect our business, financial condition, results of operations and future prospects.
We may require additional capital in the future, which may not be available on acceptable terms or at all.
In the future, we may need to raise additional capital for a variety of reasons, including, but not limited to, funding our ongoing operations, developing new or enhanced services or products or responding to competitive pressures, complying with regulatory capital adequacy requirements or funding our expansion into new verticals, channels and geographies or adjacent categories (organically or through strategic acquisitions, joint ventures or partnerships). Such financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, improve our network, develop new, or enhance our existing, products, services or solutions, or respond to competitive pressures or take advantage of acquisition opportunities, each of which could adversely affect our business, financial condition, results of operations and future prospects.
If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and
KLARNA GROUP PLC37
privileges senior to those of our ordinary shares, and the market price of our ordinary shares could decline. Depending on our credit ratings and general market conditions, any additional funds raised through debt financing may require us to agree to observe restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general or to otherwise fund our operations and meet contractual obligations. A breach of any such covenant would likely result in a default under the applicable credit agreement or debt instrument, which, if not waived, could result in acceleration of the indebtedness outstanding.
We are involved in legal proceedings and disputes.
From time to time, we are involved in various legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our current or former directors, executive officers, employees, shareholders, customers or suppliers, or environmental, competition, tax or other regulatory matters. These may include supervisory matters, commercial litigation matters, insurance matters, privacy and cybersecurity disputes, intellectual property disputes, contract disputes, corporate governance matters, financial services matters, consumer protection matters, antitrust matters, securities law matters and employment matters. Given the nature and scope of our operations, we expect to continue to be involved in such proceedings and disputes in the future. In addition, during market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased. We currently face and may continue to face in the future additional legal claims against us as a result of our increased corporate profile following our initial public offering and additional regulatory regimes applicable to us as a listed company in the United States. Finally, we may become party to, or otherwise become involved in, disputes with or among our shareholders relating to, among others, our corporate governance structure and practices, business strategy or long-term vision.
Given the inherent difficulty of predicting the outcome of any legal matter, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot provide any assurances as to the outcome of any matter to which we currently are, or may in the future be, party.
An unfavorable resolution of any such matter may result in settlements, awards, injunctions, fines and penalties and, as such, have a material adverse effect on our business, results of operations, financial condition and future prospects. In addition, any insurance coverage that we may have may not cover all claims that may be asserted against us or damages and other monetary awards awarded to the claimants.
Further, the amount of reserves in respect to these matters that we may take in any fiscal period may be substantially less than our ultimate monetary liability, which, in turn, could adversely affect our results of operations for that period and, as such, negatively impact the market price of our ordinary shares. Finally, regardless of their outcome, any legal proceedings brought against us may require substantial management attention, time and legal expenses or could cause us significant reputational harm.
Certain of our consumer agreements, including our terms of service that the consumers are required to agree to use our network, contain arbitration provisions with class action waiver provisions that may limit our exposure to consumer class action litigation. While in the past we have been successful in certain jurisdictions in arguing that such arbitration provisions are valid and binding on our consumers, there can be no assurance that we will be successful in enforcing these arbitration provisions, including the class action waiver provisions, in the future or in any given case. Legislative, administrative or regulatory developments may directly or indirectly prohibit or limit the use of pre-dispute arbitration clauses and class action waiver provisions. Any such prohibitions or limitations on, or discontinuation of the use of, such arbitration or class action waiver provisions could subject us to additional lawsuits, including additional consumer class action litigation, and significantly limit our ability to avoid exposure from consumer class action litigation.
KLARNA GROUP PLC38
Misconduct of our employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain customers and subjecting us to legal liability and reputational harm.
Misconduct, fraud or illegal activities by our employees, consultants or third-party service providers could have severe consequences for us. Such behavior could include fraudulent actions, breaches of applicable laws, rules and regulations or failure to adhere to our policies and procedures or those of our partners and other counterparties, including unauthorized disclosure of confidential, privileged or proprietary information. The financial services industry, particularly companies like Klarna that collect sensitive financial information and processes or facilitate financial transactions, is highly susceptible to the risks associated with employee or third-party misconduct. In addition, our reliance on third-party service providers for various critical functions, including certain banking operations, technology infrastructure and customer service, increases the risk of such misconduct. For example, we outsource certain aspects of our deposit-taking business in various geographies, including Sweden and Germany, which may expose us to additional risks of misconduct of our counterparties.
Any incident of misconduct, whether internal or involving third-party service providers, could result in legal or regulatory actions or proceedings as well as monetary losses, fines and other penalties. Further, our insurance premiums may increase and the cost of capital may rise as a result of damaged investor confidence. In addition to financial and operational impacts, misconduct can have severe reputational consequences. We believe that our brand is associated with trust, innovation and reliability. Any publicized incident of misconduct can erode this trust, leading to consumer or merchant attrition, difficulty in acquiring new consumers or merchants and strained relationships with our other partners. The competitive nature of the financial services industry means that even isolated incidents of misconduct may materially and adversely affect our business, financial condition, results of operations and future prospects.
Our operations could be adversely affected by labor actions, disputes and other labor-related disruptions in the countries in which we operate.
We are subject to various international, national, federal, state and municipal labor laws and regulations of the countries in which we operate. Labor laws and regulations are complex, broad in scope and often vague and differ vastly across states, countries and businesses and may require us to interpret such laws and regulations, which may involve assumptions, estimates or judgments. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New or different interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, lead to labor actions and disputes with our employees, or require us to make changes in our operations, facilities, equipment, personnel, compensation services or operating expenses to comply with evolving requirements. We cannot guarantee that we will be able to make any such changes in a cost-efficient manner or at all.
We have in the past, and may in the future, experience strikes, work stoppages and other forms of labor disruption in various jurisdictions in which we have employees. In November 2023, in connection with ongoing negotiations of a collective bargaining agreement, certain of our employees in Sweden threatened to initiate a strike. Before the strike began, we reached an agreement with several trade unions regulating certain rights of our employees in Sweden. In addition to Sweden, we also have other employees, mostly in various European countries, who are covered by collective bargaining agreements. Any future strikes, work stoppages or similar labor actions, including those initiated by labor unions or similar organizations or otherwise related to collective bargaining agreement negotiations, could lead to additional costs, distract management or otherwise harm our business, financial condition, results of operations and future prospects.
KLARNA GROUP PLC39
Our insurance policies may not be sufficient to cover all claims.
As part of our risk management strategy, we maintain various insurance policies intended to protect against significant losses from operational and other risks. These policies cover a range of potential events, including, but not limited to, data breaches, operational failures, legal claims and other liabilities inherent in our business operations. However, these insurance policies, by their nature, contain exclusions and limitations on coverage. There is a risk that not all claims will be covered or that the amount of a claim may exceed our policy limits.
Furthermore, the cost of securing adequate insurance coverage has been increasing, influenced by the evolving risk landscape, particularly in the technology and financial services sectors. Such increases in insurance costs could adversely affect our operating results and financial position. There is no guarantee that we will be able to maintain our current coverage on favorable terms or at all. Additionally, as our operations expand and evolve, we may be forced to pay significantly higher premiums or encounter difficulties in obtaining sufficient insurance coverage for new risks on acceptable terms, if at all.
In the event of a significant loss or liability that is not fully covered by our insurance policies, or in scenarios where insurance coverage is disputed by insurers, we may be exposed to substantial financial losses. Such financial exposure could adversely affect our business, results of operations, financial condition and future prospects. Moreover, the occurrence of a significant uninsured loss could damage our reputation among customers, partners and current and prospective investors. It could also lead to increased scrutiny from regulators and other stakeholders, further adversely impacting our business and growth prospects.
While we endeavor to manage our risks effectively through a combination of insurance coverage and operational risk management practices, there can be no assurance that our insurance policies will be sufficient to protect us against all possible claims or losses. Any actual or potential inadequacy of insurance coverage could adversely affect our business, financial condition, results of operations and future prospects.
Risks Related to Our Regulatory Environment
Our business is subject to extensive, complex and changing laws and regulations and related supervision, inquiries and examination.
We are subject to extensive regulation, supervision, inquiries and examination by multiple governmental authorities in the United States, the EU, the U.K., Sweden and other jurisdictions in which we operate under various and complex international, national, state and local laws and regulations. In particular, as a licensed bank, Klarna Bank must comply with applicable international, EU and Swedish banking regulations, including applicable capital adequacy and liquidity requirements, including, but not limited to, the Capital Requirements Directive 2013/36/EU (as amended, “CRD IV”) and the Capital
Requirements Regulation (EU) 575/2013 (as amended, “CRR”); the Swedish Banking and Financing Business
Act (the “Swedish Banking Act”), which governs, among other aspects of our business, internal governance and control, risk management, credit operations, banking secrecy, outsourcing, remunerations and financial soundness; and the Swedish Payment Services Act (2010:751) (the “PSA”), which implemented
Directive 2015/2366/EU on payment services in the internal market (the “PSD2”), which governs Klarna
Bank’s provision of payment services, together with any supplementing regulations and recommendations issued by the SFSA or other authorities as applicable over time. We are subject to similar laws governing the issuance of electronic money and the provision of payment, money transmission, credit origination, credit brokering and lending services in other jurisdictions in which we operate. Because we offer various financial products and services to individual consumers through our network, we are also subject to extensive consumer protection laws, including consumer lending laws. We are also required to comply with economic sanctions imposed in the United States and in the other jurisdictions in which we operate, including the EU and the U.K. Moreover, we are subject to the Foreign Corrupt Practices Act (the “FCPA”) in the United States and similar laws in other countries that generally prohibit companies and those acting on
KLARNA GROUP PLC40
their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. We are also required to observe laws and regulations relating to the processing of personal information, including personally identifiable information as well as the security of our network and information systems supporting our operations, including Regulation 2022/2554/EU on digital operational resilience for the financial sector (“DORA”). DORA establishes a harmonized and comprehensive digital operational resilience framework across the whole EU financial sector by requiring a wide range of financial institutions, including banks, to manage their ICT risks in a robust and effective way through internal governance, control and risk frameworks. DORA also requires financial institutions to report major ICT-related incidents to regulatory authorities and undertake digital operational resilience testing.
The substantial costs and uncertainties related to complying with applicable laws and regulations continue to increase, and changes to our network, introduction of new products or services, expansion of our business in certain jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces or other actions that we may take may subject us to additional laws, regulations or other government or regulatory scrutiny. New laws or regulations could also require us to raise additional capital, which may not be available to us on favorable terms, if at all, and incur significant expenses and devote significant management attention and internal resources to establish, implement and monitor policies and procedures necessary to ensure compliance. The application of various regulatory requirements to our business model is not always clear, and government authorities may challenge our interpretation of applicable legal regimes and, as a result, request or require that we obtain additional regulatory licenses or other authorizations in the future, which may subject our business to new restrictions or requirements and result in additional costs and expenses. For example, we are currently closely monitoring in multiple jurisdictions proposed and upcoming changes in the regulation of “buy now, pay later” or similar products. In particular, we expect new legislation to be enacted in the coming years, with changes expected to be enacted in the U.K., Australia and New Zealand, which may represent a significant change in the regulatory treatment of certain of our payment options and, as such, may require us to obtain additional licenses and comply with additional regulatory requirements. In addition, we may independently determine that we should obtain additional regulatory licenses or other Authorizations in the future, which may result in greater regulatory scrutiny of our past operations and actions, potentially leading to regulatory and/or governmental investigations, enforcement actions, fines and other penalties.
Further, we may not be able to respond quickly or effectively to regulatory, legislative and other developments, particularly as compared to our competitors, which may adversely affect our market position. For example, it is uncertain how recent changes in the U.S. government’s policies and priorities may impact our business going forward. These include the impact of tariffs, immigration reform and changes at the agencies that regulate us or our banking partners, including the modification, rescission, withdrawal or changes to the approach and enforcement of, rules and guidance relating to business models like ours. While we have developed policies and procedures designed to assist in maintaining compliance with applicable laws and regulations, no assurance can be given that such policies and procedures will be effective or adequate, particularly if relevant laws and regulations evolve or become construed or applied in a new manner. Any failure to comply, or to ensure that our employees, partners and third-party service providers comply, with these laws or regulations may result in increased supervisory and public scrutiny, loss of consumer trust, litigation or enforcement actions, which may in turn lead to suspension or revocation of our licenses and other regulatory Authorizations, regulatory inquiries or enforcement actions for non-compliance, fines and other monetary penalties as well as civil and criminal liability. We may also be required to implement changes to our operations and the terms of our financing solutions and other products and services, which, in turn, may lead to reduced repayments from our consumers (for example, due to an inability of us or our originating bank partners (as defined herein) to export interest rates across national or state lines), permanent forgiveness of some or all of their indebtedness, or our inability to, directly or indirectly, collect all or a part of the principal of or interest on the loans originated through our network, any of which could adversely affect our business, results of operations, financial condition and future prospects.
KLARNA GROUP PLC41
We are similarly subject to extensive regulatory supervision, inquiry and examination in the geographies in which we operate. Klarna Bank, including certain of its branches, is subject to supervision by the SFSA in Sweden. In Germany, Klarna Bank, German Branch is subject to supervision by the German
Federal Financial Supervisory Authority (“BaFin”). Klarna Bank also has branches in France, Ireland, Italy and Denmark, which are under the supervision of the relevant local governmental authority, and operates in Switzerland on a cross-border basis using its Swedish banking license. KFSUK, our U.K. subsidiary, operates as an electronic money institution with payment services permissions and a consumer credit firm under the supervision of the U.K. Financial Conduct Authority (the “FCA”). In the United States, our
operating subsidiary holds primarily money transmission, collection and lending licenses on the state and territorial levels and, as such, is subject to supervision in each of the states and territories where it has a license. As a facilitator, servicer, originator or acquirer of consumer credit and provider of other consumer credit financial services, we are subject to the regulatory and enforcement authority of the CFPB as well as other governmental and regulatory bodies. We are also regulated by many international, national and state governmental and regulatory authorities through licensing and other supervisory or enforcement authorities, which includes regular examination by international and U.S. federal, state and local governmental authorities on a variety of topics, including our compliance with laws and regulations concerning AML/CFT or financial disclosures. We also hold regional licenses to offer consumer credit services in certain regions in Canada, and we are in the process of registering as a retail payment activity
PSP under the new Retail Payment Activities Act. Finally, we are also currently pursuing, and expect to continue to pursue in the future, additional licenses and other Authorizations in multiple jurisdictions, as a result of which we could become subject to regulation, supervision or enforcement by additional national and local authorities.
We have been in the past, are currently, and may in the future be, subject to regulatory inspections, examinations, inquiries or investigations in the jurisdictions in which we operate or into which we provide our services. Any such regulatory engagement could involve substantial time and expense to review and respond to and divert management’s attention and other resources from operating our business. It may also result in the identification of matters that may require remediation activities on our part and lead to public enforcement actions or lawsuits, result in fines, penalties, injunctive relief, consumer remediation or increased compliance costs, limit our ability to offer certain products or services or engage in certain business practices or result in the need to obtain additional licenses that we do not currently possess, and there can be no assurance that future adverse findings (or any associated remediation work required to be performed by us to address them) will not materially impact our business and operations. Further, in some cases, regardless of the substantive defenses or arguments that may be available to us, it may be less time-consuming or costly to settle such matters rather than litigate them to the fullest extent possible or pursue alternative resolutions. Our involvement in such matters, whether tangential or otherwise, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants and further divert management attention and resources from the operation of our business, any of which could adversely affect our business, results of operations, financial condition and future prospects.
Changes to capital adequacy, liquidity and similar regulatory requirements may adversely affect us.
We are subject to extensive capital adequacy and liquidity requirements, including, among others, the
Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. CRD IV and CRR are supplemented and complemented by a set of binding technical standards developed by the European
Banking Authority (the “EBA”). The capital adequacy framework specifies minimum amounts and types of capital, including common equity tier 1 (“CET1”) capital, additional tier 1 (“AT1”) capital and tier 2 capital, that we need to maintain. In addition to the mandatory capital requirements that apply under Pillar I of the
Basel III framework, we may be subject to binding Pillar II capital requirements and leverage ratio requirements. CRD IV also provides for further capital buffer requirements that are required to be satisfied with CET1 capital. Additional capital buffers may be applicable to us as determined by the SFSA. We are also subject to liquidity requirements as a credit institution supervised by the SFSA, including a statutory requirement to maintain sufficient liquidity to meet our financial obligations as they become due.
KLARNA GROUP PLC42
Capital adequacy, liquidity and similar regulatory requirements applicable to us are subject to change, both as a result of potential amendments to, or implementation of, applicable laws and regulations, including the Basel III framework and related EU and Swedish law regulations, and changes to our business practices and the scope of our operations. For example, if we are designated as a systemically important financial institution (Sw. systemviktig bank) by the SFSA or the Swedish National Debt Office (Sw.
Riksgäldskontoret) following an assessment by the SFSA that, due to the size of our operations and their importance to the banking system in Sweden, we would become subject to additional and more stringent capital adequacy and liquidity requirements, as well as additional rules regarding resolution under the
Swedish Resolution Act (2015:1016) (the “Resolution Act”). In addition, if some or all of our existing securitization and forward flow arrangements are amended, suspended or terminated, we may become subject to more stringent capital adequacy requirements resulting from an increase in the risk profile of our assets.
Any failure, particularly a serious or continuing one, to meet applicable capital adequacy or liquidity requirements could result in one or more of our regulators placing limitations or conditions on our operations or growth initiatives, including any acquisitions, partnerships or joint ventures, or restricting the commencement of new activities, including introduction of new products or services, or could affect our brand and reputation and customer and investor confidence, increase our funding costs, limit the ability of our regulated subsidiaries to distribute funds to us or our ability to pay dividends in the future on our ordinary shares. We may not be able to raise required additional capital in the future on terms favorable to us, if at all, for a number of reasons, some of which may be beyond our control, including our financial condition, results of operations, any necessary government or regulatory approvals, regulatory changes or general market conditions for capital raising activities, which could adversely affect our business, results of operations, financial condition and future prospects.
We are subject to various consumer protection laws.
We must comply with various consumer protection laws and regulatory requirements in the jurisdictions in which we operate or into which we provide our solutions or services, including requirements applicable to consumer credit transactions. In the EU, we are subject to complex consumer protection and payment services regimes established by numerous EU regulations that are directly applicable across the EU as well as EU directives that are implemented in each EU member state through local legislation. Under these regimes, consumer protection offices, bureaus or agencies, such as the
Swedish Consumer Agency (Sw. Konsumentverket) (the “SCA”), supervise many aspects of our network and operations, including marketing and selling practices, advertising, general terms of business and collection operations. For example, the SCA has conducted an ongoing investigation relating to marketing requirements and our compliance with the Swedish Marketing Act (2008:486) (the “SMA”). The investigation was completed without any further action in May 2025. In the United States, we are subject to complex consumer protection and consumer financial services regimes established by numerous federal, state and local regulations that are applicable across various United States jurisdictions. We must comply with various U.S. federal, state and local consumer protection regimes, both as a counterparty or a service provider to our bank partners, including our originating bank partners, and as a loan originator with respect to loans we may originate directly, as well as a provider of other consumer financial services. We are also subject to the regulatory and enforcement authority of the CFPB as a facilitator, servicer, originator or acquirer of consumer credit and provider of other consumer financial services. As such, the CFPB has in the past requested and may in the future request reports or other information concerning our organization, business conduct, markets and activities. Further, the CFPB and other governmental and regulatory authorities may also initiate inquiries and consultations relating to our industry. For example, in
2022, we voluntarily participated in the CFPB-initiated consultations addressed to providers of “buy now, pay later” products and solutions in the United States. In addition, depending on future regulatory changes and further development of our network and the products and services that we offer through it, the CFPB or other prudential regulators may begin to supervise us in the future. This supervision would allow regulators to, among other things, conduct comprehensive and rigorous examinations to assess our compliance with consumer financial protection laws, which could result in investigations, enforcement
KLARNA GROUP PLC43
actions, regulatory fines and mandated changes to our network, operations, products and services, policies and procedures. In addition, state attorneys general have indicated that they will take a more active role in enforcing consumer protection laws, including by relying on the Dodd-Frank Act provisions that authorize state attorneys general to enforce certain provisions of federal consumer financial laws and obtain civil money penalties and other relief available to the CFPB.
Participants in the consumer finance industry have been the subject of putative class action lawsuits and federal and state regulatory and enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state lending laws and interest rate limits, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to origination and servicing consumer loans. We cannot assure you that we will not become subject to such actions or similar actions, and there is no assurance that these regulatory matters or other factors will not affect how we conduct our business and, in turn, adversely affect our business. In particular, legal proceedings and enforcement actions brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB and FTC may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages in excess of the amounts we earned from the underlying activities.
International and supranational bodies, national governments, states and provinces may pass new laws or regulations, or amend or change their interpretation or application of existing ones, to further regulate the consumer finance industry or products or solutions of the type provided through our network, or to reduce the finance charges or other fees that may be imposed with respect to consumer financing products, which could adversely affect our business, results of operations, financial condition and future prospects. One example is the amended PSA, which took effect in July 2020. Since then, the PSA has required PSPs to ensure adequate presentation of available payment methods for online transactions at checkout. Although the amendments to the PSA have been in force for some time, there are still uncertainties as to how the PSA should be interpreted in some cases, including with respect to the application of its provisions in light of the SMA governing undue market practices. Another example of consumer protection law changes that may affect our operations is Directive 2023/2225/EU on credit agreements for consumers (“CCD2”). CCD2 establishes strict rules governing the marketing and advertising of credit products to consumers, policies and procedures safeguarding consumer understanding of credit products, sound underwriting and creditworthiness assessments and other consumer protection measures, including forbearance mechanisms and interest rate caps. The extent and complexity of the new rules, and their impact on our operations, remain uncertain as it will largely depend on the implementation of CCD2 into the national legal systems of the EU member states in which we operate, in particular Sweden and Germany.
While we have developed policies, processes and procedures designed to assist in compliance with applicable consumer protection laws and regulations, no assurance can be given that our compliance policies and procedures will be effective and we have in the past been, and may in the future be, subject to findings of breach of consumer protection requirements. For example, while we have adapted the
Consumer Duty across our regulated products in the U.K. and put in place procedures to ensure compliance with applicable FCA requirements, given the broad principles-based nature of the regime, no assurance can be given that such procedures will be deemed adequate or will not require future revision.
Failure to comply with these laws and regulatory requirements applicable to our network, products and services, including our consumer financing products, could make it impossible or more difficult for us to enforce contractual terms or collect debts owed to us, or subject us to damages, revocation or suspension of licenses and other Authorizations, class action lawsuits, administrative enforcement actions, loss of customer trust, reputational damage and civil and criminal liability, any of which could adversely affect our business, results of operations, financial condition and future prospects.
KLARNA GROUP PLC44
We are required to comply with AML/CFT laws and regulations.
Our global operations are subject to various AML/CFT laws and regulations. In the EU, we are required to implement measures against money laundering and terrorist financing under Directive 2015/849/EU on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing (as amended, “4AMLD”) and its implementing national legislation, including the Swedish Money
Laundering and Terrorist Financing (Prevention) Act (2017:630) (the “Swedish AML Act”), the Swedish Anti-
Money Laundering and Terrorist Financing Prevention Regulation (2009:92), the SFSA’s regulation regarding measures against money laundering and terrorist financing (2017:11), the Swedish Act on
Registration of Beneficial Owners (2017:631), and the German Anti-Money Laundering Act
(Geldwäschegesetz or the “GwG”) together with any applicable regulation issued by the SFSA or other authorities, as applicable over time. Further, we are required to comply with Regulation 2015/847/EU on information accompanying transfers of funds (the “Wire Transfer Regulation”), which establishes information requirements with respect to payers and payees for the purpose of preventing, detecting and investigating money laundering and terrorist financing. In addition, in the United States, we are subject to the Bank Secrecy Act of 1970 (as amended from time to time, the “BSA”), as amended, and its implementing regulations, and the FCPA. In addition, we are subject to the Bribery Act 2010 in the U.K.
We maintain an enterprise-wide program designed to ensure compliance with applicable AML/CFT laws and regulations, as well as various sanctions regimes (the “AML/CFT compliance program”). The AML/
CFT compliance program is based on Swedish AML/CFT standards (which are largely aligned with
European AML/CFT standards and The Financial Action Task Force (FATF) rules) and supplemented by local adjustments where required by local laws or regulations. Our AML/CFT compliance program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate money laundering, terrorist financing and other illicit financial crimes risks. In particular, our AML/
CFT compliance program includes procedures and processes that govern the detection and reporting of potentially suspicious transactions; identification, verification and ongoing due diligence on customers;
customer risk scoring methods; diligence on merchants’ ownership structures; sanctions screening;
responses to requests from law enforcement; termination and blocking of consumers; and ongoing transaction monitoring, recordkeeping and reporting. We cannot provide any assurance that our AML/CFT compliance program will be effective in ensuring compliance with all applicable AML/CFT laws and regulations. Any failure to comply with AML/CFT laws and regulations could result in public enforcement actions or lawsuits, fines, penalties, including revocation or suspension of regulatory licenses or other
Authorizations, increased compliance costs or a breach or termination of our existing arrangements with our bank partners, any of which could adversely affect our business, results of operations, financial condition and future prospects. In December 2024, we received a remark (Sw. anmärkning) and were fined
SEK 500 million (approximately $47 million) by the SFSA following an investigation (the “SFSA investigation”) relating to Klarna Bank’s compliance with applicable AML/CFT regulations. The investigation did not identify any transactions conducted on our network that were in violation of applicable AML/CFT regulations, but concluded that our methods and thresholds for know-your-customer (“KYC”) and customer due diligence (“CDD”) checks, our risk classification procedures and policies, distribution channel risk considerations, analysis of suspicious activity reports and model risk management, as well as our AML/CFT process, were nevertheless insufficient in light of the requirements of the Swedish AML Act.
In response to the investigation and its conclusions, we began integrating additional information, including data from our internal Suspicious Activity Reports (“SARs”) and additional information relating to our relationships with MoRs, into our AML/CFT risk assessment process. We also began utilizing an expanded definition of  “business relationships” for the purposes of our KYC procedures, as prescribed by the SFSA, and are in the process of expanding our CDD checks to cover additional transactions transacted on our network. Finally, to enhance our AML processes, we established an AML model validation routine aimed to ensure that our AML models are appropriately defined and evaluated as well as that they operate as designed. These enhancements will be further reviewed by our internal audit team and while we believe that these actions appropriately address the issues observed by the SFSA or self-identified by us in connection with the SFSA investigation, the SFSA may as part of its routine supervisory activities review these enhancements and may disagree with our conclusions and the actions taken by us. We could
KLARNA GROUP PLC45
therefore become subject to additional investigative or enforcement actions or be found in violation of other AML/CFT regulations. We could also become subject to additional investigative or enforcement actions or be found in violation of other AML/CFT regulations in the future that are unrelated to the SFSA investigation. Any of the foregoing could adversely affect our business, results of operations, financial condition and future prospects.
We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.
We are subject to the EU special resolution regime for credit institutions established by the Bank
Recovery and Resolution Directive (as amended, “BRRD”). BRRD requires EU credit institutions, including
Klarna Bank, to prepare and maintain recovery plans specifying steps to be taken to restore the long-term viability of the credit institution in the event of a material deterioration of its financial condition. Credit institutions are also required under BRRD to meet a capital requirement for own funds and eligible liabilities (the “MREL Requirement”) determined by the relevant resolution authority, which in Sweden is the Swedish National Debt Office (Sw. Riksgäldskontoret), acting in accordance with the Resolution Act.
BRRD also contains several resolution tools and powers which may be used by the applicable resolution authority under certain conditions. Such tools and powers (which may be used alone or in combination with others) include, among others, a general power to write down all or a portion of the principal amount of, or interest on, certain eligible liabilities, whether subordinated or unsubordinated, of the institution in resolution and/or to convert certain unsecured debt claims, including senior and subordinated notes, into other securities, which could then also be subject to the general bail-in provisions.
As a resolution tool, bail-in provisions permit the applicable resolution authority to recapitalize EU credit institutions (such as Klarna Bank) and financial holding companies (such as Klarna Holding) that meet the conditions for resolution to ensure it can continue to operate by writing-down debts or converting debt securities into equity. The purpose of the bail-in tool is to ensure that the losses of failing
EU credit institutions and financial holding companies are borne principally by their shareholders and creditors. Through our subsidiaries, we issue commercial paper, regulatory capital notes as well as other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term Note
Programs, as more fully discussed in the section of this report on Form 20-F titled “Management’s
Discussion and Analysis of Financial Condition and Results of Operations―Liquidity and Capital
Resources―Indebtedness.” Accordingly, our debt securities, including those issued under our Euro and
Swedish Medium Term Note Programs, may be subject to write-down or conversion into equity following any application of the bail-in tool, which may result in holders of our debt securities losing some or all of their investment.
In addition, the resolution authority has the power to take control of the credit institution in distress and, for example, facilitate its sale to private investors or to a publicly controlled entity pending a private sector arrangement. Such actions of the relevant resolution authority can be taken without any prior shareholder (or other) approval. It is not possible to predict exactly which of the powers and tools granted to the Swedish National Debt Office by BRRD and the Resolution Act may be used in particular instances of our financial distress. Accordingly, it is possible that you may lose a part of or all of your investment in our ordinary shares as a result of the application of the BRRD regime, including the bail-in provisions, to us.
If our originating bank partner model is successfully challenged or deemed impermissible, we could be found to be in violation of licensing, interest rate limit, lending and similar brokering laws.
In the United States, a portion of the loans facilitated through our network are originated through
WebBank and we rely on our originating bank partner model to comply with various federal and state laws.
If the legal structure underlying our relationship with WebBank or any future originating bank partners
(together, our “originating bank partners”) was successfully challenged, we may be found to be in violation
KLARNA GROUP PLC46
of state licensing requirements and state laws regulating interest rates and other aspects of consumer lending. In the event of such a challenge or if our arrangements with our originating bank partners were to change or terminate for any reason, we would need to rely on an alternative bank relationship or on our existing licenses, obtain new state licenses, pursue a federal or state bank charter and/or be subject to the interest rate limitations and loan product requirement limitations of certain states. There are three examples of claims that have been raised in the United States that could each, separately or jointly, result in this outcome in some or all states. The first of these is a challenge to whether an interest rate that was
“valid when made,” i.e., valid on the date of origination in light of the location of the originating bank, will remain applicable to the loan if such loan changes ownership. The second and third challenges relate to determining which entity is the “true lender” for a loan and the location in which a loan is made, both of which have bearing on what state or local laws apply to the terms of the loan or the conduct of the lender.
Any litigation or enforcement action with respect to a loan facilitated through our network, whether based on a challenge to the true lender, the legal interest rate or another theory, against us, any successor servicer, prior owners or subsequent transferees of such loans, including our originating bank partners, could subject them to claims for damages, disgorgement or other penalties or remedies. The potential consequences of an adverse determination could include the inability to collect loans at the interest rates contracted for, licensing violations, the loans being found to be unenforceable or void, or the reduction of interest or principal, or other penalties or damages. Third-party purchasers of loans facilitated through our network also may be subject to scrutiny or similar litigation, whether based upon the inability to rely upon the “valid when made” doctrine or because a party other than the originating bank is deemed the true lender.
In addition, certain states have adopted, or are considering adopting, laws that subject us to the state’s lending licensing regime, maximum interest rate requirements and other lending laws if we have a predominant economic interest in the loan or other material relationship with the borrower or loan, even if such loans are originated by our originating bank partners. In such circumstances, we would be required to comply with applicable state licensing requirements, interest rate limitations and other lending laws with respect to those loans, which may result in significant operational and compliance costs and may prevent us from providing certain products and services. There can be no assurance that these regulatory matters or other factors will not affect how we operate our network, which, in turn, could have an adverse effect on our business, results of operations, financial condition and future prospects.
Loans extended by us under our licenses may be found to violate applicable interest rate limits or other provisions of applicable lending and other laws.
The loans originated by our originating bank partners may not be subject in certain jurisdictions, including in the United States, to licensing and interest rate restrictions. However, the loans we may originate through our network pursuant to our existing licenses are subject to licensing and interest rate restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities and loan term lengths. If the loans we originate pursuant to our licenses were deemed to be in violation of certain consumer finance or other laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), other penalties, private or public litigation and other negative consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, results of operations, financial condition and future prospects.
Our relationships with bank partners in the United States may subject us and our partners to additional regulatory scrutiny.
Prudential banking regulators in the United States, including the FDIC, have recently increased their scrutiny of bank partnerships with third-party financial service providers through the release of statements, requests for information and proposed regulations. For example, on July 25, 2024 the Federal
Reserve Board, the OCC and FDIC (collectively, the “Federal Banking Agencies”) issued a joint statement that discussed their view on the risks faced by banks arising from their partnerships with financial
KLARNA GROUP PLC47
technology companies (“bank-fintech arrangements”). In particular, the statement noted that bank-fintech arrangements may create heightened or novel risks for banks relative to the risks associated with more traditional third-party vendor relationships. The key risks outlined by the Federal Banking Agencies include increased balance sheet growth for bank partners, compliance issues that may arise when banks rely on third parties to conduct compliance functions, misrepresentation of when deposit pass-through insurance coverage applies, monitoring third-party governance and risk management systems, and operational and compliance risks. The Federal Banking Agencies also issued a request for information (the “RFI”) on the nature of partnerships between banks and financial technology companies, such as Klarna, and effective risk management practices associated with such partnerships. The Federal Banking Agencies also indicated that they were considering whether additional steps, such as enhancements to supervisory guidance, could help ensure that banks effectively manage risks associated with various types of bank-
fintech arrangements. While to date the RFI has not led to any proposed regulatory changes by any of the
Federal Banking Agencies, the RFI and related statements suggest that the Federal Banking Agencies may expect financial institutions involved in such arrangements, including our partner banks, to change their risk management and compliance practices in order to ensure compliance with applicable laws and regulations. These releases, including the RFI, coincided with a significant increase in the number of enforcement actions relating to banks’ third-party arrangements. These and other regulatory initiatives by
U.S. federal or state prudential banking regulators may constrain the operations of our partner banks in the United States, including those with which we may partner in the future either in addition to or in lieu of our existing arrangements. Such banks may be prohibited from partnering with us, or may terminate our relationship once established, as a result of increased regulatory scrutiny or changes to applicable laws and regulations.
Our relationship with partner banks may also subject us to additional regulatory scrutiny, requirements and supervision. For example, we are a service provider to WebBank, and as such, we are subject to audit by WebBank in accordance with FDIC guidance related to management of vendors. We are also subject to the examination authority of the FDIC under the Bank Service Company Act as a result of our relationship with WebBank. To the extent that we enter into similar relationships with other partner banks, either in lieu of or in addition to our relationship with WebBank, we may become subject to additional regulatory requirements imposed indirectly by the partner bank or directly by U.S. federal or state prudential banking regulators. Additional regulatory requirements may adversely affect us or our bank partners, including our originating bank partners, and, therefore, our business, results of operations, financial condition and future prospects.
The highly regulated environment in which our bank partners operate may indirectly impact our business relationships.
Our bank partners, including our originating bank partners, are, like us, subject to extensive supervision and regulation. Banking laws, along with tax and accounting laws, regulations, rules and standards, may limit their operations significantly and control the methods by which they conduct business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. Regulatory requirements affect our bank partners’ lending and investment practices, among other aspects of their businesses, and restrict transactions between us and our bank partners. These requirements may constrain the operations of our bank partners, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on our business.
In choosing whether and how to conduct business with us, current and prospective bank partners may take into account the legal, regulatory and supervisory regime that applies to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements or supervisory expectations. Regulators may elect to alter the standards, or their interpretation of them, used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that may adversely impact our current and prospective bank partners. Furthermore, regulatory agencies have extremely broad discretion in their interpretation of applicable laws and regulations as well as the quality of our bank partners’ loan portfolios
KLARNA GROUP PLC48
and other assets. If any regulatory agency’s assessment of the quality of our bank partners’ assets, operations, lending practices, investment practices or other aspects of their business changes, it may reduce our bank partners’ earnings and capital ratios and, as a result, negatively affect their operations and limit, prohibit or otherwise make infeasible, their ability to partner with us. Bank holding companies, banks and other financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable laws, regulations, interpretations, including licensing laws and regulations, enforcement policies and accounting principles, have been in the past, and may be in the future, subject to significant changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our current and prospective bank partners. Future changes may adversely affect our bank partners, including our originating bank partners, and, therefore, our business, results of operations, financial condition and future prospects.
Our use of vendors and our other ongoing third-party relationships are subject to increasing regulatory requirements and attention.
We regularly use vendors and subcontractors as part of our business to ensure smooth and seamless operation of our network. We also depend on our substantial ongoing business relationships with our merchants, bank partners and other third parties. These types of third-party relationships, particularly with our originating bank partners, are subject to increasingly demanding regulatory requirements and oversight by bank regulators (such as the SFSA in Sweden or the Federal Reserve Board, OCC and FDIC in
the United States) and consumer protection authorities. In the United States, the CFPB has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. The
CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm their focus on compliance matters, include enforceable consequences in our agreements with vendors governing failures to comply with consumer protection requirements and take prompt action, including terminating the relationship, if our vendors fail to meet our expectations or applicable legal or contractual requirements.
We expect that regulators will hold us responsible for deficiencies in our oversight and control of third-
party relationships and in the performance of the parties with which we have these relationships, including where our arrangements with service providers constitute regulated outsourcing, which may be subject to prescriptive regulatory requirements. As a result, if our regulators conclude that we have not exercised adequate oversight and control over vendors and subcontractors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as be required to compensate our customers for any losses they incurred as a result of our oversight, any of which could adversely affect our business, results of operations, financial condition and future prospects.
Regulatory agencies and consumer advocacy groups are increasingly focused on potential discrimination resulting from the use of ML and “black-box” algorithms.
One or more variables included in our credit underwriting model may be deemed a proxy for a protected characteristic such as race, ethnicity or sex in violation of the Equal Credit Opportunity Act (the
“ECOA”) or other anti-discrimination and equal credit opportunity laws. As a result, we may be required to make changes to our underwriting process, which could result in lower approval rates or affect our ability to effectively navigate credit risks or evaluate credit losses. We may also be required to support the variables used in our loan decisioning model with documented, legitimate business justifications in the event the model results in a disproportionate effect on applicants or consumers of certain demographic groups or to refute claims that the model is a “black box” that is inconsistent with our obligations under the
ECOA and similar state and local laws. In addition, our use of ML in our underwriting model could inadvertently result in a “disparate impact” on protected groups, which could require an extensive, costly and time-consuming review and revision of the model’s underlying data and algorithms. While we may
KLARNA GROUP PLC49
review our underwriting model and process for potential disparate impact (including review of selected variables by our Legal and Compliance teams and post-implementation testing to identify and mitigate any potentially discriminatory impacts), we may be unable to identify and eliminate all practices or variables causing the disparate impact, resulting in risks of violating applicable fair lending and other laws and regulations.
Risks Related to Intellectual Property, Data Privacy and Cybersecurity
We may fail to comply with our obligations under license and technology agreements.
Our business and network rely on intellectual property and proprietary rights and technology that we license from, or that are otherwise made available to us by, third parties. The agreements governing these licenses and technologies typically impose various obligations on us, such as the maintenance of the confidentiality of the licensed technology, and adherence to the terms and conditions of use.
If we breach or otherwise fail to meet these obligations, the licensors of the technology or intellectual property may have the right to terminate these licenses. This could lead to legal disputes and potentially significant financial damages, which may adversely affect our financial position and operations.
Additionally, the loss of any of such licenses could impair our ability to continue to operate our network and provide our services, hinder our product development, or force us to obtain alternative technologies, which may not be available to us on commercially reasonable terms or at all. Further, our business may suffer if the licensors or other counterparties fail to abide by the terms of the license or other applicable agreement, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses or otherwise receive grants of adequate rights on acceptable terms.
Although we maintain certain critical IT systems, conduct diligence on key licensors and have agreements requiring third-party service providers to meet specific standards and requirements, our reliance on these technologies exposes us to risks related to their quality and reliability. Additionally, we may have limited control over the maintenance and support of these technologies.
Our strategic growth initiatives, including the development of new products, services or solutions, could be jeopardized by the loss of certain licensed technologies. In addition, if we decide to expand our network into additional geographies, we may face increased risks associated with compliance with diverse and evolving regulatory environments that govern the use of technology and intellectual property in such jurisdictions. These regulations can vary significantly by jurisdiction, and noncompliance could result in substantial fines and penalties. In sum, any failure to comply with our obligations under the agreements governing our use of third-party intellectual property and technology, or any loss of rights to use these technologies, could adversely affect our business, results of operations, financial condition and future prospects.
Some aspects of the technology supporting our network include open source software.
Certain key components of our technology that supports our network, including certain of our AI models, are developed using open source software and, as a result, we are subject to the terms of open source licenses. These licenses may contain requirements that, if not complied with, could lead to legal actions or require us to publicly release our proprietary software, which could undermine our competitive advantage. The terms of various open source licenses have not been interpreted by U.S. courts and, as such, there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our network. In such an event, we could be required to reengineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our solutions, products and services, discontinue the use or the offering of our products, services, solutions or related technologies in the event reengineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce the value of our network to our consumers or merchants.
If portions of our proprietary software or AI models are determined to be subject to an open source
KLARNA GROUP PLC50
license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our products, services or solutions that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products, services or solutions with lower development effort, time and costs, and could ultimately result in a loss of
GMV and revenue for us. While we have open source usage policies and procedures in place, we cannot ensure that these policies and procedures will prove effective in all instances, if at all, and that we have not incorporated open source software in our software or AI models in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source software in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant financial liabilities, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our solutions, products and services, any of which could be disruptive to our business.
In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other legal, regulatory or contractual violations, the quality of code or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition and future prospects. For instance, open source software is often developed by different groups of programmers that collaborate with each other on projects and are beyond our control. As a result, open source software may have security vulnerabilities, defects or errors of which we may not be aware. While we have open source usage policies and procedures in place designed to mitigate such security vulnerabilities, defects or errors, we cannot ensure that these policies and procedures will prove effective in all instances. Even if we become aware of any security vulnerabilities, defects or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects or errors.
Such a delay could negatively impact our solutions, products and services, including by adversely affecting the market’s perception of our solutions, products and services, impairing their functionality, delaying the launch of new products, services and solutions, or resulting in their failure, any of which could result in liability to us, our vendors and service providers.
We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights.
Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary rights, including those in our proprietary technology powering our solutions, products and services. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws in the United States and certain foreign jurisdictions as well as contractual arrangements, to establish and safeguard these rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict with certainty whether the steps we take will be adequate to prevent infringement, misappropriation or other violation of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could adversely affect our business, results of operations, financial condition and future prospects.
We may not be able to obtain adequate protection for all of our intellectual property in the geographies in which we operate. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.
Further, despite our efforts, unauthorized third parties, including competitors, may duplicate, mimic, reverse engineer, access, obtain or use the proprietary aspects of our technology, processes, products or
KLARNA GROUP PLC51
services without our permission. Our competitors and other third parties may also design around or independently develop similar technology, or otherwise duplicate or mimic our services or products, such that we may not be able to successfully assert our intellectual property or other proprietary rights against them. While we take steps designed to enforce our intellectual property rights, we cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.
We cannot assure that any future patents or trademark or service mark registrations will be issued for our pending or future applications, or that any of our current or future patents, copyrights, trademarks or service marks (whether registered or unregistered) will be valid, enforceable or sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.
Our trademarks, trade names and service marks have significant value, and our brand is an important factor in the marketing of our products and services to consumers and merchants. We rely on both registrations and common law protections for our trademarks. However, we may be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks, or other intellectual property or proprietary rights that are similar to, infringe upon, misappropriate, dilute or otherwise violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. The value of our intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights or in trademarks or service marks that are similar to ours, which could harm our corporate or brand identity and lead to customer confusion. There is a risk that our trademarks and other intellectual property rights may not be adequate to protect our brand or proprietary technology, or may conflict with the registered trademarks or other intellectual property rights of other companies. This could require us to rebrand our solutions, products and services (which could result in loss of goodwill and brand recognition and require additional advertising and marketing expenditures), obtain costly licenses, defend against third-party claims, or substantially change our products, services or solutions. If such risks manifest, we may not be able to compete effectively and may be required to expend considerable resources, including by diverting the attention of our management, any of which could adversely affect our business, results of operations, financial condition and future prospects.
While our software and other proprietary works of authorship may be protected under copyright laws, we have not registered any copyrights in these works. While registration is not necessary to benefit from copyright protection, registration provides additional benefits in certain jurisdictions, and is required to bring a copyright infringement lawsuit in the United States. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited in certain jurisdictions.
We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. We require our employees and third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties with whom we share confidential or proprietary information to enter into nondisclosure and confidentiality agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable third party to protect our trade secrets, proprietary know-how and other confidential or proprietary information, including those related to our material proprietary AI models. However, we cannot guarantee that we have entered into agreements containing such obligations with each party that has been involved in the development of intellectual property for us or that has, or may have had, access to trade secrets, proprietary know-how and other confidential or proprietary information. Our contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our trade secrets, proprietary know-how and other confidential information, or may fail to provide an adequate remedy in the event of an unauthorized disclosure or misuse of such information. Any unauthorized disclosure or use of our trade secrets, proprietary know-how or other confidential or proprietary information could make it more expensive to operate our network, erode any competitive advantage we have and result in a pricing pressure on our solutions, products and services, any of which could adversely affect our business, results of operations, financial condition and future prospects.
KLARNA GROUP PLC52
The measures we have put in place may not prevent misappropriation, infringement or other violations of our intellectual property or other proprietary rights or information, and any resulting loss of competitive advantage. We may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement or other violations by others, which is expensive, could cause a diversion of financial, managerial, operational and other resources, and may not be successful even when our rights have been infringed, misappropriated or otherwise violated. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights. If such defenses, counterclaims or countersuits are successful, it could diminish or we could otherwise lose valuable intellectual property and other proprietary rights. Due to the significant amount of discovery required in connection with intellectual property litigation, our confidential information could also be compromised by disclosure during litigation.
In addition, while in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.
Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. In addition, changes in the law or adverse court rulings in countries where we conduct research and development may affect our intellectual property rights, including with respect to ownership, distribution and use of such intellectual property, or increase the costs of protecting or defending our intellectual property rights. Further, the laws of some foreign countries may not be as protective of intellectual property and other proprietary rights as those in the EU or the United States, and the mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate.
Any of the foregoing could adversely affect our business, results of operations, financial condition and future prospects.
Third parties may claim that we infringe, misappropriate or otherwise violate their intellectual property rights.
Our success depends in part on our ability to develop and commercialize our solutions, products and services without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of third parties. Third parties have from time to time alleged, and may allege in the future, that our products and services infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights. We may also, from time to time, become involved in disputes, including actual or threatened litigation, concerning these rights. Relatedly, competitors or other third parties may allege that service providers or other third parties retained or indemnified by us infringe on, misappropriate or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us.
Claims of infringement, misappropriation or other violation may be extremely broad, and it may not be possible for us to operate our network and conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our products and services.
Any claims of intellectual property infringement, misappropriation or other violation against us, regardless of merit, may:
•require us to spend significant amounts of time and other resources to defend against the claim
(even if we ultimately prevail);
•result in significant monetary damages, loss of revenue or the payment of substantial royalty or license fees, settlement payments or other damages;
KLARNA GROUP PLC53
•require us to indemnify our customers or third-party service providers;
•result in the loss of access to, and use of, relevant systems, processes, technologies or other intellectual property, temporarily or permanently;
•require us to cease offering certain products, services or solutions;
•require us to obtain additional licenses, which may not be available on commercially reasonable terms or at all; or
•require us to redesign or reengineer aspects of our network, products, services, solutions or functionality therein,
any of which could be costly, time-consuming or not technically or economically feasible.
Moreover, the volume of intellectual property-related claims and the mere specter of threatened litigation could distract our management from the daily operations of our business. Some of the aforementioned risks of infringement, misappropriation or other violation, in particular with respect to patents, are potentially heightened due to the nature of our business, industry and intellectual property portfolio. For instance, it has become common in recent years for certain third parties in the United States to purchase patents or other intellectual property assets for the sole purpose of making claims of infringement, misappropriation or other violation in an attempt to extract settlements from companies such as ours. Relatedly, we do not currently have a large patent portfolio, which could otherwise assist us in deterring patent infringement claims from third parties through our ability to bring patent infringement counterclaims using our own patent portfolio. In addition to the previously mentioned impacts of intellectual property-related litigation, while in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.
We are subject to complex and evolving laws, regulations, rules, standards, contractual obligations and other requirements regarding data privacy and cybersecurity.
In connection with the operation of our business, we collect, use, store, disclose, transfer and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information” or similar terms under applicable data privacy laws, including from and about actual and prospective customers, as well as our employees and business partners. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process personal information on our behalf. The complexity of the evolving data privacy and cybersecurity regulatory environment presents various material risks to our operations, as more fully described below.
We and our vendors operate in a complex and evolving regulatory environment with regard to data privacy and cybersecurity and are subject to a variety of data privacy and cybersecurity laws, rules, regulations, standards and other requirements, including those that apply generally to the handling of personal information and those that are specific to certain industries, sectors, contexts or locations. These requirements, and their application, interpretation and amendment, are constantly evolving. Failure to comply with the laws, regulations, rules, standards, contractual obligations and other requirements to which we are subject could expose us to liability and/or reputational damage. Compliance with these laws, regulations, rules and standards, as well as any new laws, regulations, rules and standards and other requirements or amendments to or changes in interpretations of existing laws, regulations, rules and standards and other requirements, may, from time to time, require us to update our policies, procedures and technology for data privacy and cybersecurity, which could, among other things, make us vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.
KLARNA GROUP PLC54
For example, we are subject to the EU GDPR, the U.K. GDPR, the California Consumer Privacy Act, as
amended by the California Privacy Rights Act (collectively, the “CCPA”), the Gramm-Leach Bliley Act (the
“GLBA”) and the PCI-DSS. In addition to the various data privacy and cybersecurity laws and regulations already in place, many jurisdictions are increasingly adopting laws and regulations adopting comprehensive data privacy and cybersecurity obligations, which may be more stringent, broader in scope or offer greater individual rights with respect to personal information than existing laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs.
In addition, federal, state and international governmental authorities continue to evaluate the data privacy and cybersecurity implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. In the United States, we are subject to evolving privacy laws, regulations and standards covering cookies, tracking technologies and e-marketing.
Numerous class-action suits under federal and state laws have been filed recently against companies that utilize third-party tracking technologies, alleging violations of consumer protection laws and invasions of privacy due to lack of adequate notice and/or consent prior to use of such technologies. In the EU and
U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. The EU GDPR and U.K. GDPR impose conditions on obtaining valid consent for cookies, including a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. As a result, we may have to develop alternative means to determine our customers’ behavior, customize their online experience or efficiently market to them if customers block cookies or if additional barriers to collecting data via cookies or other tracking technologies are introduced via laws, regulations, or providers of consumer devices or web browsers. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, adversely affect our business, financial condition, results of operations and future prospects.
The implementation of these laws and regulations requires continuous updates to our data management practices, systems and processes to ensure compliance and, as a result, we may not at all times be fully and technically compliant with such regulations. We have in the past, and may in the future, receive complaints or notifications from third parties alleging that we have violated applicable data privacy and cybersecurity laws and regulations. Noncompliance, or perceived noncompliance, with these laws has in the past, and may in the future, lead to regulatory investigations, legal actions and proceedings against us by governmental entities, consumers, data subjects or others, penalties and reputational damage. For example, in 2025, we received 33 reprimands from the Swedish Data Protection Authority in relation to our failure to handle data subject rights requests and ensure security of personal data in accordance with EU
GDPR requirements, and in 2022, we were fined SEK 7.5 million ($0.7 million) by the Swedish Data
Protection Authority for inadequacies in our privacy notice, which allegedly resulted in violations of data subjects’ right to information under the EU GDPR. In addition, we are presently subject to two ongoing investigations by the Swedish Data Protection Authority relating to, in one case, our processes for verifying an individual’s identity when a data subject access request is submitted and, in the other case, our use of tracking technologies to pre-fill forms for returning customers. As a result of these ongoing investigations, we may be subject to reputational harm, regulatory fines or other penalties, or orders to cease or change our data processing activities in a manner that would be adverse to our business or require us to incur substantial costs.
As our network and operations continue to expand, we must adapt to a diverse array of data privacy and cybersecurity laws and regulations, each with its own requirements and enforcement practices. This diversity leads to increased compliance costs and operational risks, as well as potential consumer confusion and reluctance to provide necessary data. In addition, compliance with obligations imposed by data privacy and cybersecurity legislation requires investment in appropriate technical or organizational
KLARNA GROUP PLC55
measures designed to safeguard the rights and freedoms of data subjects. Such investment may result in significant costs to our business and may require us to modify certain of our business practices. Moreover, enforcement actions, investigations and the imposition of substantial fines and penalties by regulatory authorities as a result of data privacy and cybersecurity violations have increased over the past several years. For instance, violations of the EU GDPR or U.K. GDPR can result in fines up to €20.0 million/£17.5 million or 4% of annual global revenue, whichever is higher. Since we are under the supervision of relevant data protection authorities in both the EEA and the U.K., we may be fined under both the EU GDPR and U.K.
GDPR for the same violation. In addition to fines, a breach of the EU GDPR or U.K. GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims, including class actions.
While we strive to publish and prominently display privacy policies that are accurate and comprehensive, and enter into data processing agreements with all third-party providers who process personal information on our behalf in compliance with applicable laws, regulations, rules and standards, these laws, regulations, rules and standards are in some cases relatively new and the interpretation and application of these laws, regulations, rules and standards are uncertain, and we cannot ensure that our privacy policies, data processing agreements and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. In addition, although we endeavor to comply with our privacy policies and ensure that our third-party providers comply with our data processing agreements, as applicable, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about data privacy and cybersecurity can subject us to potential government or legal action if they are found to be deceptive, unfair or not representative of our actual practices. Any concerns about our data privacy and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business.
Any failure or perceived failure by us or our third-party providers to comply with our privacy policies, or applicable data privacy and cybersecurity laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation, including class actions. Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our solutions, products and services, cause the loss of customer trust and result in legal liability, any of which could adversely affect our business, financial condition, results of operations and future prospects.
We or our third-party providers may fail to protect confidential information, including personal information, and/or experience data breaches and other cybersecurity incidents.
We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT
Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT
Systems and related products and services. We and certain of our third-party providers engage in the collection, storage, transmission and other processing of customers’ personal information, including names, addresses, identification numbers, account numbers, account balances and loan positions, as well as proprietary information belonging to our business, such as trade secrets (collectively, “Confidential
Information”). Although we devote considerable efforts, time and resources to our cybersecurity program, including adhering to industry-recognized frameworks and standards, employing regular IT Systems monitoring and audits and providing training to our employees, we cannot eliminate all risks from data breaches and other cybersecurity incidents or provide assurances that we have not experienced in the past, or will not experience in the future, an undetected data breach or other cybersecurity incident.
KLARNA GROUP PLC56
We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. Our IT Systems have in the past been, and in the future may be, vulnerable to data breaches and other cybersecurity incidents, and third parties may be able to access our customers’ Confidential Information, including card data, that is stored on or accessible through those systems. These data breaches and cybersecurity incidents have included, or may in the future include, among other things: viruses, malware or other malicious code, ransomware, software bugs, deceptive social engineering campaigns (also known as “phishing” or “spoofing”), credential stuffing, account takeovers, loss or theft of assets, employee errors or malfeasance, third-party errors or malfeasance, as well as system and network failures and other similar cybersecurity events, which could result in the loss of, unauthorized access to or disclosure of, or the misuse or misappropriation of,
Confidential Information. In addition, our security measures have in the past been breached, and may in the future be breached, due to human error, accidental technological failures, system errors or vulnerabilities or other irregularities. Further, many of our employees regularly work remotely or in coworking shared spaces, which has caused, and may cause in the future, heightened vulnerability to data breaches and other cybersecurity incidents. Additionally, integration of AI in our or any of our service providers’ operations, products, services or solutions is expected to pose new or unknown cybersecurity risks and challenges. If our or our third-party providers’ protection efforts are unsuccessful and our systems or product, services or solutions are compromised, our business, financial condition and results of operations may be adversely affected. Because our solutions, products and services may be integrated with our customers’ systems and processes, circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity and availability of our customers’ own IT Systems and/or our customers’ Confidential Information.
An increasing number of organizations, including large customers and businesses, other large financial technology companies and financial and government institutions, have disclosed data breaches and other cybersecurity incidents, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. Cybersecurity risks for financial and technology companies such as ours have significantly increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state and state-supported actors.
The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. Such threats may see their frequency increased and effectiveness enhanced by the use of AI. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, payment card information or other sensitive information, which may in turn be used to access our IT Systems, or installing malicious software. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid an adverse impact to our IT Systems, Confidential Information or business. Further, these risks may be heightened in connection with ongoing global conflicts such as Russia’s invasion of Ukraine or the conflict in Israel and the Gaza Strip. As these threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our operational or security systems and networks and our cybersecurity program. We believe that we are likely to continue to be a target of such threats and attacks.
For example, we have been subject to incidents relating to human errors that have resulted in the accidental disclosure of personal information to third parties, and third-party cyberattacks on our and our vendor IT Systems. Although these incidents have not materially impacted our reputation, business, financial condition or results of operations, we cannot guarantee that such a cyberattack or incident will not occur in the future and have a material impact on our business. Due to the size and complexity of our
KLARNA GROUP PLC57
technology network and services, the amount of personal information and other data that we store and the number of customers, merchants, partners, employees and third-party providers with access to personal information and other data, we may be the target of a variety of intentional and inadvertent cybersecurity incidents and threats, which could adversely affect our reputation, business, financial condition, results of operations and future prospects.
We have developed systems and processes that are designed to protect our networks, applications, accounts and the confidentiality, integrity and availability of data and our IT Systems and to prevent data loss and other cybersecurity incidents and we expect to continue to expend significant additional resources to bolster these protections. At the same time, these security measures cannot provide absolute security and there can be no assurance that our safety and security measures (and those of our third-party providers) will detect or prevent a data breach, other cybersecurity incident or other instances of unauthorized disclosure of confidential information, or be effective in protecting our IT Systems and
Confidential Information.
Any actual or perceived data breaches, other cybersecurity incidents or similar incidents of unauthorized disclosure of confidential information experienced by us or our third-party service providers could interrupt our operations, result in our systems or services being unavailable, result in the loss, compromise corruption or improper disclosure of data, including personal information, subject us to regulatory or administrative investigations and orders, litigation (including class actions), disputes, sanctions, indemnity obligations, damages for contract breach or penalties for violation of applicable laws or regulations including restoration or remediation costs, impair our ability to provide our solutions and meet our customers’ requirements, materially harm our reputation and brand, result in significant legal and financial exposure (including customer claims), lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business, financial condition and results of operations. In addition, data breaches and other cybersecurity incidents at our customers, merchants, partners or third-party service providers (including data center and cloud computing providers) could have similar negative effects. We could be forced to expend significant financial and operational resources in response to a cybersecurity incident, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel and materially and adversely affect our business, financial condition, results of operations and future prospects.
Specifically, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our customers, we rely heavily on the cybersecurity technology practices and policies adopted by these third-party providers. Such third-party providers have access to personal information and other data about our customers and employees, and some of these providers in turn subcontract with other third-party providers. While we generally perform cybersecurity diligence on our key third-party providers, we do not control our third-party providers, and our ability to monitor their cybersecurity measures is limited. Some of our third-party providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from data breaches or other cybersecurity incidents. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. Due to applicable laws and regulations or contractual obligations, we may be held responsible for data breaches or other cybersecurity incidents attributed to our service providers as they relate to the information we share with them.
Many jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of cybersecurity incidents involving certain types of data or IT systems or of other instances of unauthorized or inadvertent disclosure of confidential information, including personal information.
Assessing our notification obligations following such incidents may require costly investigative resources
KLARNA GROUP PLC58
and complicated decision-making based on incomplete information, often within limited periods of time.
We experienced in the past, and may experience in the future, cybersecurity incidents or other instances of unauthorized or inadvertent disclosure of confidential information after which we notified affected individuals, regulatory authorities or other authorities based on the information available at the time.
Although we strive to comply with our notification obligations following such incidents, we may fail, or be alleged to have failed, to do so in the prescribed manner and/or timeframe, or at all. Any such actual or alleged failure may expose us to increased liability or negative publicity. Cybersecurity incidents or other instances of unauthorized or inadvertent disclosure of confidential information experienced by us, our customers, third-party service providers or other companies in our industry may similarly lead to public disclosures and widespread negative publicity, which, in turn, could erode customer confidence in the effectiveness of our security measures or those employed by our counterparties or our industry in general.
This, in turn, could negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our network, services and products or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, financial condition, results of operations and future prospects.
Likewise, agreements with our bank partners, service providers and other third parties may require us to notify them in the event of a cybersecurity incident. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived cybersecurity incident. Further, a data breach or other cybersecurity incident impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may give rise to a merchants’, partners’ and other third parties’ right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent third parties from potentially terminating their contracts with us. Furthermore, although our third-party contracts typically include limitations on our potential liability, we cannot guarantee that such limitations of liability would be adequate or enforceable.
Additionally, although we maintain insurance policies covering cybersecurity incidents, such policies may not be adequate to reimburse us for losses caused by cybersecurity incidents, and we may not be able to collect fully, if at all, under these policies. We cannot ensure that such insurance will continue to be available to us on commercially reasonable terms, or at all, or that our insurers will not deny coverage with respect to any particular incident. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases in or the imposition of large deductible or coinsurance requirements, could adversely affect our business, financial condition, results of operations and future prospects.
Risks Related to the Ownership of Our Ordinary Shares
An active trading market for our ordinary shares may not be sustained.
It is possible that an active trading market for our ordinary shares will not be sustained, which would make it difficult for you to sell your ordinary shares at an attractive price or at all.
The market price of our ordinary shares may be volatile.
The market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. Such market volatility, as well as general economic, market and political conditions, and/or the short selling of our stock could reduce the market price of our ordinary shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our results of operations, additions or departures of key management personnel, the loss of key funding sources or merchants and changes in our earnings estimates (if provided). Also, the publication of research reports
KLARNA GROUP PLC59
about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional shareholders and increases in market interest rates that may lead investors in our ordinary shares to demand a higher yield could result in the significant decrease of the market price of our ordinary shares. As a result, you may be unable to resell your ordinary shares at or above the price you paid for them or at all.
These broad market and industry factors may decrease the market price of our ordinary shares, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, following periods of volatility in the overall market and the market price of our ordinary shares, securities class action litigation has been instituted against us, and may in the future be instituted against us. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.
The multi-class structure of our share capital has the effect of concentrating voting control with those shareholders who held our share capital immediately prior to the Company’s initial public offering, including our
Co-Founder and Chief Executive Officer, which will limit your ability to influence the outcome of matters submitted to our shareholders for approval, may result in additional future dilution of your voting and economic power and may adversely affect the value of your ordinary shares.
Each ordinary share is entitled to one vote per share and to ratably participate in dividends that we may pay in the future as well as our assets remaining upon our liquidation, dissolution or winding up. Each
Class B share is entitled to ten votes per share but has no dividend or other effective economic rights. We may also issue Class C shares to Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer,
and to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service. Each Class C share will be entitled to ten votes per share and to ratably participate in dividends and our assets remaining upon our liquidation, dissolution or winding up but only to half the extent of one ordinary share (on a per share basis). We will not issue any Class C shares in the number that would make the voting rights corresponding to all such Class C shares outstanding at any time exceed 15%
of the voting rights corresponding to all of our shares outstanding immediately prior to our initial public offering. Our Class C shares cannot be transferred, other than in specified circumstances to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service.
Class C shares can also be issued upon the exercise of Class C options that have been, and may in the future be, granted to Mr. Siemiatkowski. Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options.
In addition, Class C shares will be redesignated into ordinary shares and deferred shares: (i) at the election of the holder; (ii) if they are transferred (other than in permitted circumstances); (iii) if Mr.
Siemiatkowski and his related or affiliated persons cease to beneficially own the relevant Class C shares;
(iv) if Mr. Siemiatkowski ceases to provide services to us; and (v) in other specified circumstances. All Class
C shares will also automatically redesignate after 20 years from the Company’s initial public offering. In each case, every two Class C shares will redesignate into one ordinary share and one deferred share.
As of December 31, 2025, the Company has a multi-class share capital structure consisting of ordinary shares and Class B shares. The Class B shares carry ten votes per share, while the ordinary shares carry one vote per share. As a result of this voting structure, holders of Class B shares exercise a disproportionate level of voting control relative to their economic ownership.
As of December 31, 2025, the Company’s shareholders holding Class B shares collectively represent approximately 98.65% of the combined voting power of the Company’s outstanding ordinary shares and
Class B shares. In addition, the Company’s directors, executive officers, and holders of 5% or more of any
KLARNA GROUP PLC60
class of the Company’s voting securities, together with their respective affiliates, collectively hold approximately 51.22% of the combined voting power of the Company’s outstanding ordinary shares and
Class B shares. The release from lock-up of Klarna’s ordinary shares on March 9, 2026 may result in a significant portion of B shares being redesignated, thereby increasing the relative control of the remaining shareholders holding B shares.
Due to the ten-to-one voting ratio between the Class B shares and the ordinary shares, holders of
Class B shares are able to control a majority of the combined voting power of the Company’s share capital and therefore have the ability to control the outcome of matters submitted to shareholders for approval, including the election of directors and significant corporate transactions.
Based on the number of ordinary shares and Class B shares outstanding as of December 31, 2025, and assuming no issuances of additional ordinary shares or Class C shares after that date, approximately
90.4% of the ordinary shares currently held by shareholders who also hold Class B shares would need to be sold or otherwise transferred in transactions that result in the corresponding forfeiture of Class B shares for such shareholders to collectively cease to hold a majority of the Company’s voting power.
In addition, future issuances of Class C shares (including following the exercise of Class C options) to
Mr. Siemiatkowski and his related and affiliated parties may further concentrate control in the hands of shareholders who held our shares prior to the Company’s initial public offering. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of our directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval. In addition, our multi-class share capital structure may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interests as one of our shareholders.
Certain transfers of interests in our ordinary shares by holders of our Class B shares or their affiliates will result in a related number of Class B shares converting to deferred shares with no voting or effective economic rights, subject to limited exceptions noted above and set forth in our amended and restated
articles of association. The conversion of our Class B shares to deferred shares will have the effect, over time, of increasing the relative voting power of those holders of our Class B shares who retain their ordinary shares in the long term. Consequently, it is possible that one or more of the persons or entities holding our Class B shares could gain significant voting control as other holders of our Class B shares sell their ordinary shares. In addition, future issuances of Class C shares (including following the exercise of options to acquire Class C shares) to Mr. Siemiatkowski and his related and affiliated parties would further increase his relative voting power, in particular following the redesignation of Class B shares held by our other shareholders. Any concentrated control in the hands of one or several of our shareholders, including
Mr. Siemiatkowski, may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of our sale and might ultimately affect the market price of our ordinary shares. Further, the separation between voting power and economic interests could cause conflicts of interest between our pre-IPO shareholders, including Mr. Siemiatkowski, and our other shareholders, which, subject to applicable law, may result in our pre-IPO shareholders undertaking, or causing us to undertake, actions that would be desirable for them but would not be desirable for our other shareholders. Finally, future issuances of Class C shares, including following the exercise of Class C options, would also dilute the economic and voting rights of our then-existing shareholders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S.
issuer, which may limit the information publicly available to our shareholders.
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q
KLARNA GROUP PLC61
or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow U.K. legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to English law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange
Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, the market for our ordinary shares may be less active or more volatile.
We are subject to various change-in-control or similar regimes, which may require investors or us to obtain certain regulatory approvals prior to completing changes in our shareholdings, control or corporate structure.
Investors may be required to obtain various regulatory consents or permissions, or comply with additional requirements and procedures, before acquiring significant interest in, or control over, directly or indirectly, certain of our regulated subsidiaries, including Klarna Bank. It is generally expected that any investor proposing to acquire more than 9.99% of our ordinary shares or voting power, directly or indirectly, or proposing to increase its existing holdings above any of the thresholds of 10%, 20%, 30% or
50%, would likely be required, by virtue of us controlling a number of regulated entities, to obtain approval from multiple regulators in different jurisdictions, including from regulators that may not currently supervise us or any of our subsidiaries (as a result of, for example, changes in applicable laws and regulations, internal reorganization, our future expansion into additional geographies or offerings, or acquisitions of new regulated entities). For example, the Financial Services and Markets Act of 2000 generally provides that prior approval from the FCA must be obtained in connection with any transaction resulting in a person or an entity holding, directly or indirectly, 10% or more of the equity or voting power of a U.K. authorized person or the parent of a U.K. authorized person. Therefore, for so long as we remain the parent entity of KFSUK, our U.K. authorized subsidiary subject to the FCA supervision, any person wanting to acquire 10% or more of our shares will need to first obtain authorization from the FCA. Any failure to do so could subject the acquirer to various penalties, including criminal ones. Similar restrictions and limitations also apply to us because we control a number of licensed entities in the United States and in the EEA that are subject to regulatory oversight and supervision by various regulatory agencies in such jurisdictions. At the same time, the restrictions discussed above may limit our flexibility in managing our corporate structure, including with respect to disposition of our regulated subsidiaries, which could adversely affect our business, financial condition, results of operations and future prospects.
KLARNA GROUP PLC62
We may lose our foreign private issuer status, which would then require us to comply with the Exchange
Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the
United States. In addition, the SEC has recently undertaken a review and consultation regarding the definition of “foreign private issuer” and the regulatory framework applicable to such issuers. As part of this review, the SEC has indicated that it is evaluating whether the current eligibility criteria appropriately reflect the characteristics of issuers that qualify for foreign private issuer status and whether modifications to the definition or related requirements may be warranted. Any changes to the applicable rules or interpretive guidance, including changes that narrow the availability of foreign private issuer status or impose additional conditions on eligibility, could result in our loss of such status, even if our current ownership, governance and operational profile were to remain substantially unchanged. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer. These costs will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S.
corporation.
We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. As a result, the rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions.
As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
We are a public limited company incorporated under the laws of England and Wales. English law provides that, subject to certain exceptions (including the allotment of shares, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting.
English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need
KLARNA GROUP PLC63
to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period expiring on at the conclusion of our annual general meeting to be held in 2026 (or, if earlier, on June 30, 2026), which disapplication will need to be renewed upon expiration, but may be sought more frequently for additional five-year terms (or for any shorter period). English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast and other formalities. Such approval may be for a maximum period of up to five years.
As a foreign private issuer we are permitted under New York Stock Exchange listing standards to follow certain English home-country corporate governance practices in lieu of certain requirements applicable to
U.S. domestic issuers, which may result in our shareholders not receiving the same governance protections as shareholders of companies subject to all NYSE corporate governance requirements.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors.
In addition, while we expect to voluntarily follow most NYSE corporate governance rules, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:
•the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity compensation or purchase plans or other equity compensation arrangements. We will follow English law with respect to any requirement to obtain shareholder approval in connection with such issuances;
•the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year. There is no similar requirement under English law. As a result, our independent directors may choose to meet in executive session at their discretion;
•the requirement to disclose within four business days any determination to grant a waiver of the
Code of Conduct (as defined herein) to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, English law does not prescribe a specific timeline for such disclosure; and
•the quorum requirements applicable to meetings of shareholders. Such quorum requirements are not prescribed by English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
KLARNA GROUP PLC64
Forum selection provisions included in our articles of association could limit investors’ ability to obtain a favorable judicial forum for disputes with us or impose additional litigation costs on our shareholders.
Our articles of association provide that the courts of England and Wales are the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts are the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder. These choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. In particular, the courts of England and Wales and U.S.
federal district courts may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.
At the same time, similar forum provisions in other companies’ organizational documents have been challenged in legal proceedings and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations and future prospects.
It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.
The ability of holders of our ordinary shares to bring an action against us or the members of our board of directors may be limited under law. We are a public limited company incorporated in England and Wales.
The rights of holders of our ordinary shares are governed by English law and by our articles of association.
The rights of holders of our ordinary shares differ from the rights of shareholders in typical U.S.
corporations and some other non-U.K. companies. In particular, English law currently significantly limits the circumstances under which the shareholders of English companies may bring derivative actions. Under
English law, in most cases, only the company may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a U.S. company. In addition, it may not be possible for holders of the ordinary shares outside the United
Kingdom to enforce any judgments in civil or commercial matters or any judgments in securities laws of countries other than the United Kingdom against some or all of our directors or executive officers who are resident in the United Kingdom or countries other than those in which judgment is made.
In addition, most of our assets are not located in the United States. If proceedings are brought in the courts of England or Wales seeking to enforce our obligations in respect of our ordinary shares, we may not be required to discharge our obligations in a currency other than pounds. Under England and Wales change control laws, an obligation in England and Wales to pay amounts denominated in a currency other than pounds may only be satisfied in England and Wales currency at the exchange rate in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-English or non-Welsh investors with full compensation for any claim arising out of or related to our obligations under our ordinary shares.
KLARNA GROUP PLC65
Substantial future sales of our ordinary shares in the public market could cause the trading price of our ordinary shares to fall.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell their ordinary shares, could decrease the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.  As of the date of this annual report, we have 377,507,910 ordinary shares outstanding. 335,521,212 ordinary shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold on or after March 9, 2026.
All ordinary shares that have been issued since our initial public offering under our equity compensation plans are registered under a registration statement on Form S-8. They can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and any the lock-up agreements.
All of the potential sales described above could cause the trading price of our ordinary shares to fall and make it more difficult for you to sell ordinary shares.
The issuance by us of additional equity securities, including Class C shares, may dilute your ownership and adversely affect the market price of our ordinary shares.
Our articles of association authorize us to issue ordinary shares and rights relating to our ordinary shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions, partnership agreements with merchants, or otherwise. In addition, for five years following our initial public offering, we may issue to Mr. Siemiatkowski
(and his related and affiliated parties) Class C shares, including as a result of the exercise of Class C options pursuant to which he can elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options. Any ordinary shares or Class C shares that we issue, including under any equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by other investors.
In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional ordinary shares or securities convertible into our ordinary shares or offering debt or other securities. We could also issue our ordinary shares or securities convertible into our ordinary shares or debt or other securities in connection with acquisitions or other strategic transactions. Issuing additional ordinary shares, Class C shares or securities convertible into our ordinary shares or debt or other securities may dilute the economic and voting rights of our then-existing shareholders and would likely reduce the market price of our ordinary shares. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution on our distributable assets prior to the holders of our ordinary shares. Debt securities convertible into equity securities could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distribution or preferences with respect to dividend payments that could limit our ability to pay dividends to the holders of our ordinary shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings. As a result, holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and dilute their shareholdings in us.
Furthermore, if any of our outstanding warrants are exercised or outstanding RSUs are vested, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional ordinary shares, you could experience further dilution.
KLARNA GROUP PLC66
We may not pay any cash dividends in the foreseeable future.
We have never declared or paid cash dividends on our capital shares. Under current English law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a nonconsolidated basis), before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our ordinary shares may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ordinary shares at or above the price paid when acquiring them. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future.
Requirements associated with being a public company in the United States will require significant resources and management attention.
As a public company in the United States, we have incurred, and expect to continue to incur, significant legal, accounting, reporting and other expenses that we have not incurred to date, including costs associated with public company reporting requirements. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC, the listing requirements of the NYSE and various other costs of a public company. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. These rules and regulations may increase our legal and financial compliance costs and make some activities more time-
consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors and board committees and serve as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.
The multi-class structure of our share capital may adversely affect the trading market for our ordinary shares.
Certain stock index providers have excluded companies with multiple classes of shares from being added to their stock indices. Accordingly, the multi-class structure of share capital would make us ineligible for inclusion in indices with such restrictions and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in our ordinary shares. In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing our ordinary shares. These actions could make our ordinary shares less attractive to other investors and may adversely affect the market for our ordinary shares, including their price.
If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price and trading volume of our ordinary shares could decline.
The trading market for our ordinary shares depends, in part, on the research and reports that securities and industry analysts publish about us and our business. While we are currently covered by several securities and industry analysts, they may cease to do so in the future . If securities and industry analysts do not cover our company, the price of our ordinary shares would likely be negatively impacted. In
KLARNA GROUP PLC67
the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price and trading volume of our ordinary shares to decline.
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes (“PFIC”) for the current or any future taxable year, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.
We will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (generally determined on a quarterly average basis)
consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest (including interest-equivalent income or other amounts treated as interest), gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding its proportionate share of the assets, and receiving directly its proportionate share of the income, of such other corporation.
Based upon the estimated value of our assets, the nature and composition of our income and assets and the application of an exception applicable to certain banks (under which interest, income equivalent to interest and certain other types of income earned by certain banks are treated as active for purposes of the PFIC rules), we do not believe we were a PFIC with respect to our taxable year ended December 31,
2025. However, our PFIC status for any taxable year is an annual determination that cannot be made until after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time, as well as our qualification for the active banks exception described above, which is pursuant to proposed Treasury regulations. Although under current IRS guidance these proposed
Treasury regulations can be relied upon prior to their finalization, there is no assurance that such proposed Treasury regulations will be finalized in their current form. In addition, the qualification of certain of our income and assets as active under the active banks exception is not entirely clear, and there is no assurance that the IRS will agree with our classification of such items as active, in which case we may be treated as a PFIC. Furthermore, we may be a PFIC if in the future we generate a significant amount of interest income, or other income treated as interest for U.S. federal income tax purposes, other than through Klarna Bank. Moreover, the total value of our assets (including goodwill and other intangibles) may be determined, in part, by reference to the market price of our ordinary shares from time to time, which may fluctuate. Accordingly, if our market capitalization declines while we hold a substantial amount of cash, cash equivalents or other passive assets for any taxable year, we may be a PFIC for that taxable year. The extent to which the value of our goodwill and other intangible assets should be treated as active is also not entirely clear. For these reasons, we can give no assurance that we will not be a PFIC for our current or any future taxable year. Due to the factual nature of the determination of our PFIC status, our
U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
If we are a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, the U.S.
investor may be subject to adverse tax consequences (even if we cease to be a PFIC in subsequent taxable years), including an increased tax liability on dispositions of our ordinary shares or receipt of certain distributions, as well as additional reporting requirements. For a more detailed discussion of the tax consequences of a PFIC classification to U.S. investors, see the section of this annual report titled
"Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company
Rules."
KLARNA GROUP PLC68
If our ordinary shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in our ordinary shares may be disrupted.
The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. While our ordinary shares are eligible for deposit and clearing within the DTC system, DTC has discretion to cease to act as a depository and clearing agency for the ordinary shares, including to the extent that any changes in U.K. tax law change the stamp duty or stamp duty reserve tax (“SDRT”) position in relation to our ordinary shares. If DTC determined that the ordinary shares were not eligible for continued deposit and clearance within its facilities, then our ordinary shares may not be eligible for continued listing on a
U.S. securities exchange and trading in the ordinary shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could adversely affect the market price of our ordinary shares and our access to the capital markets.
Transfers of our ordinary shares outside DTC may be subject to stamp duty or SDRT, in the United Kingdom, which would increase the cost of dealing in our ordinary shares.
Our ordinary shares admitted for trading on the exchange are held by a nominee for DTC, and corresponding book-entry interests credited in the facilities of DTC. Trading of our shares on the exchange takes place through the transfer of book-entry interests in the shares. Under current law, no charges to
U.K. stamp duty or SDRT are expected to arise on transfers of book-entry interests in ordinary shares within DTC’s facilities.
However, a transfer of title in our ordinary shares from within the DTC system to a purchaser out of
DTC (for example, if a purchaser wished to purchase the shares in certificated form) and any subsequent transfers that occur entirely outside the DTC system will generally result in a charge to stamp duty at a rate of 0.5% (rounded up to the nearest £5) of any consideration, which is payable by the transferee of the ordinary shares. Any such duty must be paid, and the relevant transfer document, if any, confirmed as duly stamped by HMRC, before the transfer can be registered in our books. However, if those ordinary shares are redeposited into DTC, the redeposit will generally attract stamp duty or SDRT at the prevailing rate
(currently, 1.5%) to be paid by the transferor, subject to any applicable exemptions or reliefs.
We have put in place arrangements to require that any of our ordinary shares held outside the DTC system cannot be transferred into the DTC system (for example, in connection with a redeposit into DTC described above) until the transferor has first delivered the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT), if applicable, may be collected in connection with the initial delivery to the depositary. Before the transfer can be registered in our books, the transferor will also be required to put funds in the depositary to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of our ordinary shares.
KLARNA GROUP PLC69
MATERIAL TAX CONSIDERATIONS
Material U.K. Tax Considerations for U.K. Holders
The following is intended as a general guide to material U.K. tax considerations relevant to U.K. Holders
(as defined below) based on current U.K. tax law and HMRC practice applying as at the date of this report
(both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out below under “—Material U.S. Federal Income Tax Considerations for U.S. Holders.” The rates and allowances stated in this section reflect the current law or, if different, announcements made by the U.K.
Government in the Autumn Budget 2025 published on November 26, 2025.
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the U.K. and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent)
or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected (“U.K.
Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities; and
•persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A
GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO
THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN
SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT PERSONS ARE
ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
KLARNA GROUP PLC70
Dividends
Withholding tax
Dividends paid by the Company will not be subject to any withholding or deduction for or on account of
U.K. tax.
Income tax
An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. tax on dividends received from the Company. An individual holder of ordinary shares who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from the Company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United
Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that
U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K.
Holder in the 2025/26 and 2026/27 tax years (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% (10.75% in the 2026/27 tax year) to the extent that the excess amount falls within the basic rate tax band, 33.75% (35.75% in the 2026/27 tax year)
to the extent that the excess amount falls within the higher rate tax band and 39.35% (no change in the
2026/27 tax year) to the extent that the excess amount falls within the additional rate tax band.
Corporation tax
A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the ordinary shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).
Chargeable Gains
A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate in the 2025/26 and 2026/27 tax years will be 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate in the 2025/26 and
2026/27 tax years would be 18%, save to the extent that any capital gains when aggregated with the U.K.
Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate applicable to the excess in the 2025/26 and 2026/27 tax years would be 24%.
KLARNA GROUP PLC71
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal)
of ordinary shares, U.K. corporation tax at the applicable rate (currently the main rate is 25%) would apply.
A holder of ordinary shares that is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment). However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our ordinary shares wherever resident; however, it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries. UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of ordinary shares. SDRT arises when there is an agreement to transfer shares in UK companies “for consideration in money or money’s worth”, and so an agreement to transfer ordinary shares for money or other consideration may give rise to a charge to SDRT at the rate of 0.5% (rounded up to the nearest penny).
Certain of our existing ordinary shares are held by Cede & Co, as nominee for DTC, and eligible for trading on the exchange via the transfer of book-entry interests in the shares through the DTC system.
Our remaining shares are subject to a lock-up agreement implemented in connection with the company’s IPO and are currently held by a nominee for Computershare, an issuer of depository receipts, and must be transferred into the DTC system before being eligible for trading on the exchange.
The discussion below covers the stamp duty and SDRT treatment of the issuance of new ordinary shares, the transfer of our shares outside and into DTC, and the transfer of book-entry interest in our ordinary shares, and share buybacks by us.
Issue of shares
There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the
Company.
Transfers of shares outside DTC
An unconditional agreement to transfer ordinary shares outside the facilities of DTC will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
KLARNA GROUP PLC72
Transfers into (or between) depositary receipt issuers and clearance services
Subject to the following, an unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services (a “depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the shares (rounded up to the next multiple of £5 in the case of stamp duty) unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section
97A of the United Kingdom Finance Act 1986 (a “section 97A election”). Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt issuer or a clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system. No charge to stamp duty or SDRT should arise on the issuance of new ordinary shares to a depositary receipt issuer or a clearance service. However, such transfers to the depository or to certain persons providing a clearance service (or their nominees or agents) will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.
Transfers of shares from a depositary receipt issuer to a clearance service are generally outside of the charge to U.K. stamp duty and SDRT (assuming that the clearance service has not entered into a section
97A election) and, as such, a transfer of our ordinary shares from the nominee for Computershare, as depositary receipt issuer, to the nominee for DTC should not give rise to a liability to U.K. stamp duty or
SDRT. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any section 97A election having been made by DTC.
Transfers of book-entry interests in our shares
No stamp duty or SDRT should be required to be paid on a transfer of book-entry interests in our ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC and (in the case of stamp duty only) provided that no written instrument of transfer is entered into in respect of the transfer.
Share buybacks
A share buyback of our ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by us for such ordinary shares. This stamp duty will be paid by us.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following are material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares.
This discussion applies only to a U.S. Holder that holds those ordinary shares as capital assets for U.S.
federal income tax purposes (generally, property held for investment). This discussion does not address any aspect of the Medicare contribution tax on “net investment income,” any applicable minimum tax, any state, local or non-U.S. tax considerations, or any U.S. federal tax (such as estate or gift tax) other than U.S.
federal income tax. In addition, this discussion does not describe all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special rules, including:
•banks and certain financial institutions;
•insurance companies;
•real estate investment trusts or regulated investment companies;
KLARNA GROUP PLC73
•dealers or traders in securities that use a mark-to-market method of tax accounting;
•persons holding our ordinary shares as part of a straddle, wash sale, hedging transaction, conversion transaction or other integrated transaction or entering into a constructive sale with respect to our ordinary shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•tax-exempt entities, governmental organizations, “individual retirement accounts” or “Roth IRAs”;
•persons that own or are deemed to own 10% or more of our shares (by vote or value);
•persons owning our ordinary shares in connection with a trade or business conducted outside the
United States; or
•entities or arrangements classified as partnerships for U.S. federal income tax purposes.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of our ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding any matter discussed herein. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below.
A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of the ordinary shares and:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.
Taxation of Distributions
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.
Any distributions paid on our ordinary shares, other than certain pro rata distributions of our ordinary shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).
Because we do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends.
Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) we are eligible for the benefits of the tax treaty between the United States and the United Kingdom (the “Treaty”), (2) we are not a PFIC (as discussed below) (or treated as a PFIC with respect to a U.S. Holder) for either the taxable year in which the dividend
KLARNA GROUP PLC74
was paid or the preceding taxable year and (3) the U.S. Holder satisfies certain holding period and other requirements. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S.
Holder’s income on the date of the U.S. Holder’s receipt of the dividend.
Sale or Other Disposition of Our Ordinary Shares
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.
Any gain or loss realized on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the ordinary shares for more than one year. Long-term capital gains of individuals and other noncorporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in our ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. Any U.K. stamp duty or SDRT
(as discussed above under “—Material U.K. Tax Considerations for U.K. Holders”) imposed upon transfers of our ordinary shares will not be creditable for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding whether any such U.K. stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of our ordinary shares.
Passive Foreign Investment Company Rules
We will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (generally determined on a quarterly average basis)
consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding its proportionate share of the assets, and receiving directly its proportionate share of the income, of such other corporation.
Based upon the estimated value of our assets, the nature and composition of our income and assets and the application of an exception applicable to certain banks (under which interest, income equivalent to interest and certain other types of income earned by certain banks are treated as active for purposes of the PFIC rules), we do not believe we were a PFIC with respect to our taxable year ended December 31,
2025. However, our PFIC status for any taxable year is an annual determination that cannot be made until after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time, as well as our qualification for the active banks exception described above, which is pursuant to proposed Treasury regulations. Although under current IRS guidance these proposed
Treasury regulations can be relied upon prior to their finalization, there is no assurance that such proposed Treasury regulations will be finalized in their current form. In addition, the qualification of certain of our income and assets as active under the active banks exception is not entirely clear, and there is no assurance that the IRS will agree with our classification of such items as active, in which case we may be treated as a PFIC. Furthermore, we may be a PFIC if in the future we generate a significant amount of interest income, or other income treated as interest for U.S. federal income tax purposes, other than through Klarna Bank. Moreover, the total value of our assets (including goodwill and other intangibles) may be determined, in part, by reference to the market price of our ordinary shares from time to time, which may fluctuate. Accordingly, if our market capitalization declines while we hold a substantial amount of cash, cash equivalents or other passive assets for any taxable year, we may be a PFIC for that taxable year. The extent to which the value of our goodwill and other intangible assets should be treated as active
KLARNA GROUP PLC75
is also not entirely clear. For these reasons, we can give no assurance that we will not be a PFIC for our current or any future taxable year. Due to the factual nature of the determination of our PFIC status, our
U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a
U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier
PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions to us by a Lower-tier PFIC and (ii) our disposition of shares of Lower-
tier PFICs, in each case as if such holder held such shares directly, even though such holder may not have received the proceeds of those distributions or dispositions.
If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ordinary shares by such U.S. Holder would be allocated ratably over such U.S. Holder’s holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distributions received in a taxable year in respect of our ordinary shares exceeded 125% of the average of the annual distributions on our ordinary shares received by the U.S. Holder during the preceding three taxable years or its holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we were a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder for subsequent taxable years, unless we ceased to be a PFIC and the U.S. Holder made a “deemed sale” election. U.S. Holders should consult their tax advisers regarding the consequences of making this election, if relevant.
Alternatively, if we were a PFIC and if our ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Once made, the election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be marketable. If a
U.S. Holder makes the mark-to-market election, the U.S. Holder will generally recognize as ordinary income any excess of the fair market value of such U.S. Holder’s ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S.
Holder makes the election, the U.S. Holder’s tax basis in our ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-
market election, with any excess loss treated as a capital loss). This election can be filed only with respect to shares that are regularly traded on a qualified exchange. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for our ordinary shares.
We do not intend to provide the information necessary for a U.S. Holder to make a qualified electing fund election.
In addition, if we were a PFIC (or treated as a PFIC with respect to a U.S. Holder) for the taxable year in which we paid a dividend or for the prior taxable year, the favorable qualified dividend tax rates discussed above with respect to dividends paid to noncorporate U.S. Holders would not apply.
KLARNA GROUP PLC76
If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form
8621 (or any successor form) with respect to us, generally with such U.S. Holder’s federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed.
U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules, including whether the elections discussed above would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain
U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient (and if required establishes its exempt recipient status) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to the U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by certain U.S.
financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of our ordinary shares.
KLARNA GROUP PLC77
Item 4. Information on the Company
History and Development of the Company
Klarna Group plc (“Klarna” or the “Company”) was founded in 2005 in Sweden with the objective of improving trust and efficiency in online commerce. The Company initially focused on providing flexible payment solutions designed to allow consumers to pay for goods after delivery, thereby reducing friction and uncertainty between consumers and merchants in e-commerce transactions.
Following its founding, Klarna expanded rapidly across the Nordic region and subsequently into other
European markets. By 2010, the Company operated in the Nordics, Germany and the Netherlands, and by
2016 had established operations in nine markets, including Austria, Switzerland and the United Kingdom.
During this period, Klarna focused on scaling its payments platform, expanding its merchant network and refining its underwriting capabilities to support real-time transaction decisioning.
In 2017, Klarna began operating as a licensed bank within the European Economic Area following approval by the Swedish Financial Supervisory Authority. This milestone enabled Klarna to broaden its range of financial services, including the ability to fund a significant portion of its lending activities through customer deposits, and supported the continued development of its consumer and merchant offerings.
Beginning in 2019, Klarna initiated a strategic expansion into additional international markets, with a particular focus on the United States. Over the following years, the Company expanded into multiple new geographies while continuing to invest in product development, technology infrastructure and brand awareness.
Over time, Klarna introduced new products and services, including payment options allowing consumers to pay immediately, defer payment, or finance purchases over longer fixed terms, as well as consumer-facing tools designed to help manage purchases and spending.
Klarna has also expanded beyond payments into adjacent commerce services. In 2019, the Company began scaling its advertising and merchant marketing solutions, enabling merchants to connect with consumers within a commerce-centric environment. In subsequent years, Klarna introduced additional consumer-facing products, including the Klarna app and the Klarna Card, and continued to develop technology-enabled features intended to streamline the commerce experience.
In May 2024, Klarna completed a corporate reorganization pursuant to which the Company redomiciled its parent entity from Sweden to the United Kingdom by way of a share-for-share exchange. As a result of the reorganization, Klarna Group plc became the ultimate holding company of the Klarna group.
Following the reorganization, the Company’s ordinary shares were listed on the New York Stock Exchange.
Additional information regarding the corporate reorganization and the Company’s share capital is set forth under “Description of Share Capital and Articles of Association.”
Throughout its history, Klarna has evolved from a payments-focused provider into a global digital commerce network connecting consumers and merchants across multiple channels and geographies. As of December 31, 2025, the Company served approximately 118 million active consumers and approximately
960,000 merchants across 26 countries.
KLARNA GROUP PLC78
Business Overview
Our Mission and Vision
Our mission is to reimagine how consumers spend and save in their daily lives. We help people save time, money and put them in control of their finances through AI-powered, transparent and flexible financial services.
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted AI-enabled assistant making financial empowerment effortless.
Our Company
We are a global digital bank and flexible payments provider building the next-generation AI-powered commerce network.
We have built one of the largest commerce networks in the world, measured by the number of consumers and merchants, serving approximately 118 million active Klarna consumers and approximately
966 thousand merchants in 26 countries as of December 31, 2025, and facilitating $128 billion of GMV in the year ended December 31, 2025. Our flexible and personalized products, trusted consumer brand, global distribution and proprietary scalable infrastructure are the foundations enabling us to become our consumers’ everyday spending and saving partner, available everywhere and for everything. Through our history, we have consistently innovated and challenged the status quo, evolving our network from a consumer-focused payments tool to a global commerce network that enables merchant success. Klarna was built to address the manifold pain points in commerce today, including inefficiency, lack of trust, prevalence of fraud, impersonal relationships between consumers and merchants and high interest and credit-related fees that are harmful to consumers, merchants and society at large.
We began by pioneering a new approach to online payments, designed to bridge uncertainty in the transactions between consumers and merchants by providing short-term flexible credit that is predominantly interest-free and accelerating growth for merchants. Our approach leverages differentiated underwriting capabilities, utilizes bank deposits and other low-cost funding sources and is monetized primarily by driving increased GMV for merchants on our network rather than from only charging interest to consumers. For the year ended December 31, 2025, 97% of transactions conducted on our network were interest-free. This results in lower fees, which we believe drives consumers and, in turn, our merchants, to shift more of their commerce activity onto our network, aligning the financial success of our consumers and merchants with our long-term ambition of durable growth. We have also built a unique advertising solution, connecting engaged consumers to advertisers in a personalized, commerce-centric environment.
Consumers come to Klarna to pay flexibly and securely, to find goods, services and experiences that are relevant to them, and to manage their purchases and savings, all in a trusted environment. We designed our network to provide consumers with more control and flexibility over their payments, to save them time and money and to help them worry less about their finances. This allows us to become an important growth partner for merchants of all sizes, enabling them to grow their businesses and acquire new customers, convert more transactions with higher Average Order Values (“AOVs”) and retain customers with increased loyalty, all while establishing and fostering personal relationships with their customers. Just as card networks revolutionized the way merchants and consumers received and made payments decades ago, we have created a new type of network built upon fairness, sustainability and innovation, while removing intermediaries, complexity and fees along the way.
We accelerate commerce by connecting consumers and merchants with comprehensive AI-powered payment and performance-based advertising solutions, both online and offline. Our payment options provide consumers with the choice to pay however they prefer: Pay in Full for immediate settlement, Pay
Later allows consumers to complete a purchase today while deferring payment to a later date or into
KLARNA GROUP PLC79
installments and Fair Financing allows consumers to settle payments over longer, fixed-term schedules with transparent pricing. We offer the benefits of both open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers. Payment options are facilitated across numerous channels, including directly at our merchants’ online or in-store checkouts, in the Klarna app, with the debit-first Klarna card or using Apple Pay or Google Pay.
We have achieved global consumer and merchant scale. Our 118 million active Klarna consumers are diverse—from a wide range of income levels and educational backgrounds—and representative of the broader population. In Sweden, our most mature market, approximately 85% of adults were active Klarna consumers as of December 31, 2025, according to our estimates. Our consumers are financially responsible, too—in the year ended December 31, 2025, Provision for credit losses were less than 1% of originated Gross Merchandise Volume. Merchants view Klarna as an important growth partner because of our consumer scale and global reach. Our approximately 966 thousand merchants include some of the largest global brands—on average, 48% of the top 100 merchants in each of the major markets we serve, which include the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the
Netherlands and Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna in the last twelve months ended July 31, 2025 to facilitate payments, while an even greater percentage (66%)
advertised on our network during the same period. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in the year ended December 31, 2025. Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates. We do all of this while allowing merchants to seamlessly integrate Klarna into their existing operations and infrastructure, retaining full control over their brands.
Klarna sits at the center of a global ecosystem. We connect an array of different financial services and commerce organizations, from PSPs, traditional banks, card networks and open banking providers, to commerce enablers, technology partners, in-store payments providers and shipping and return logistics providers, to improve the commerce experience for our consumers and merchants through a unique AI-
powered global network. We continue to grow our network across verticals and geographies to better serve consumers and merchants.
We believe that our credit underwriting capabilities, enabled by our proprietary data from approximately  3.4 million transactions made on average per day on our network from 118 million  active
Klarna consumers in the year ended December 31, 2025, differentiate us from other networks. We are able to make underwriting decisions in seconds with our fully automated processes and underwrite every transaction in real time. We also provide a small spending capacity that gradually increases as consumers responsibly spend more with Klarna, and clear and transparent repayment terms that encourage borrowers to repay on time. All of this distinguishes our financing solutions from market alternatives. In the year ended December 31, 2025, our average balance per active Klarna consumer was $124 (Pay in Full: $0;
Pay Later: $120 Fair Financing: $393) (compared to an average balance per credit card of approximately
$6,961 in the United States in 2025, according to Experian). Based on contractual repayment schedules, our weighted average life (WAL) was approximately 39 days (27 days for Pay Later and 109 days for Fair
Financing) (compared to a typical loan duration of more than five years at a typical Nordic bank in 2024, according to publicly available information, and an average of 2.5 years of a typical U.S. personal bank loan in Q1 2025, according to TransUnion). This allows us to quickly react to market changes and efficiently manage credit risk. Our underwriting process results in credit losses that are generally lower than the industry average: for example, our provision for credit losses represented 0.63% of GMV in the year ended
December 31, 2025, while the charge-off rate on consumer loans, issued by all commercial banks reached
2.89% in Q3 2025, according to the Federal Reserve Bank of St. Louis. In addition to lower credit losses, we believe that our underwriting process provides more value to consumers and merchants than alternative payment methods, which helps drive our financial performance.
KLARNA GROUP PLC80
We have been a constant pioneer in our industry. In 2005, when online shopping was still nascent and marked by distrust, we launched Pay Later products to guarantee consumers would pay only after they had received goods, while also pioneering a new approach to credit. In 2010, we launched our Pay in Full product to give consumers more choice and control over how they pay. In 2017, we started building a disruptive brand to help people streamline their financial lives. As we learned that consumers wanted to use Klarna everywhere, we launched the Klarna card in 2018. That same year, we launched the Klarna app, which enables our consumers to track all their purchases in one place, track their shipments, assist with errands and much more. While we began with payments innovation, in 2019, we started to meaningfully scale our advertising solutions, which personalize the commerce experience for our consumers by using our vast proprietary data set, including data they entrust to us. In 2023, we developed an AI assistant powered by OpenAI, which meaningfully streamlines the commerce experience, and in 2024, introduced
Klarna balance, which makes commerce even more effortless by allowing consumers to Pay in Full or Pay
Later without connecting to a bank account or card. In 2025, we continued to expand and introduce more digital finance products to help our consumers save time and money and effortlessly put them in control of their finances. For example, we enhanced the Klarna Card to deepen its role in everyday financial management and completed its rollout in the United States. The debit-first card integrates our Pay in Full and Pay Later options within a single product and was upgraded with real-time transfer and deposit capabilities to support smarter wallet functionality. The Klarna Card continues to scale rapidly, with more than 4.2 million active consumers globally, reflecting strong consumer demand for simple, flexible and transparent payment tools. At the same time, we continued reshaping access to credit through the expansion of our Fair Financing offering—a transparent, non-revolving alternative to traditional credit—now available at a broader merchant network, including major partners like Walmart. These innovations are all built on our AI-enabled, cloud-native and global technology platform to which merchants can connect via a single API. Every product we bring to market can be launched globally, allowing merchants to reach millions of consumers worldwide almost instantly once connected to our network.
We began operations in Sweden in 2005, and rapidly expanded through the rest of the Nordics. By
2010, we operated in the Nordics, Germany and the Netherlands. By 2016, we were established in nine markets, including Austria (2012), Switzerland (2014) and the U.K. (2014). Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand our successful operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating loss started to decline and we began generating positive transaction margin dollars in the United States, while continuing to grow our GMV and the number of active Klarna consumers and merchants worldwide.
KLARNA GROUP PLC81
Our Network’s Growth

$128b
$53b
$6b
$1b
Annual GMV:
Number of Transactions
2005
Klarna is founded
2010
Pay in full launch
Klarna live in six markets
2014
UK launch
2017
Banking licence
2019
US launch
2020-2022
Global expansion (12 new markets)1
2023
First bank to integrate with Open AI
2024 - Today
Significant AI efficiencies implemented across the company, onboarded some of the world's largest merchants and expanded default-on position with a number of PSPs
2005
2010
2015
2020
2025
Profitable
US entry

For over two decades, Klarna has been transforming the commerce landscape. Our growth strategy is an extension of our ability to innovate and cater to our customers’ needs:
•Klarna at Every Checkout. We have a proven track record of bringing leading global  merchants to our network, which have been key in amplifying our brand’s reach. We also have a unique go-to-market strategy: by partnering with several of the world’s largest PSPs, including Worldpay, Stripe, Nexi, J.P.Morgan
Payments and Adyen, we can connect with consumers through hundreds of thousands of merchant checkouts. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. Increasing the availability of our payment methods is imperative to further growth of our network, as a higher penetration of merchants directly translates to a higher share of checkout.
•Klarna Card in Every Wallet. We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. The Klarna Card is a debit-first product that integrates all of Klarna’s flexible payment methods within a single physical and digital card experience. It supports real-time transfers and deposits, provides spending controls, and connects directly to the Klarna app for transaction tracking, budgeting tools and repayment management. In 2025, we completed the U.S.
rollout of the Klarna Card, which now has more than 4.2 million active users globally.
•Next-Generation Digital Financial Services. As a digital-first neobank, Klarna’s services are automated, insight-driven and designed to be transparent, fair and intuitive. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to
KLARNA GROUP PLC82
provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. These features save consumers time and money and effortlessly put them in control of their finances.
•Klarna’s Personal Shopping and Money Assistant. Through a true understanding of our consumers’
needs, we are uniquely positioned to offer them curated shopping assistance and related products that are truly valuable and relevant to them. Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings. Within the Klarna app, they can spend, save and shop smarter with the power of an AI assistant designed to understand personal needs and preferences. From product recommendations to managing expenses, this smart companion is here to guide the consumer throughout the entire commerce journey. This, we believe, will redefine how consumers interact and engage with Klarna, creating a deep and sticky customer relationship.
•AI-Powered Efficiency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
Our Competitive Advantages
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005.
Compounding Network Effects
Klarna enjoys powerful network effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network. Klarna has established a high-utility, high-frequency model, enabling the purchase of everyday goods and services that benefits both our consumers and merchants.
Trusted Brand, Global Distribution
We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services. Our global NPS in September 2024 was 73, according to our estimates, which is significantly higher than an average NPS of 44 for the finance industry in our top eight markets as of March
2023, according to CustomerGauge. As of December 2024, we also had a higher global brand awareness
(40%) than the average of our main competitors (28%), according to our estimates. The strength of our brand contributes to our global scale. Our approximately 118 million active Klarna consumers and 966 thousand merchants as of December 31, 2025 operated in 26 countries around the world. Our merchants include global leaders across verticals, such as Walmart, Airbnb, H&M, Nike, Uber and eBay. The ability to provide merchants with global access to consumers almost instantly once connected to our network is a critical competitive advantage.
Industry-Leading AI Adoption and Implementation
Klarna has been an early and leading adopter of AI. Our unique data set includes SKU-level data points, including 2.6 billion data points collected in the year ended December 31, 2025, and the learnings of more than 6.4 billion transactions conducted on our network to date. We also utilize ML in our business, in particular to increase the speed and accuracy of our proprietary underwriting model.
Consumers and merchants entrust us with their data because we use that data for their benefit by improving their experience with Klarna, as more fully explained below:
•AI Improves Conversion and Accelerates Our Revenue. We present consumers with AI-powered personalized shopping feeds, leading to more transactions on our network.
KLARNA GROUP PLC83
•AI Streamlines the Consumer Experience and Reduces Our Costs. In February 2024, we launched our
AI assistant in partnership with OpenAI. Our AI assistant has handled 80% of customer service chats in the year ended December 31, 2025  (according to our service chat log data), with no drop in consumer satisfaction levels since its introduction (according to internal consumer satisfaction surveys).
•ML Supplements Our Credit Underwriting. ML enhances our high-frequency, large-scale and real-
time underwriting.
•AI Transforms Our Productivity and Drives Increasing Efficiency. AI adoption—including the related reduction in the use of third-party suppliers and vendors and the adoption of the AI copilot to create and review code—has led to internal efficiencies. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $1,240,000 in the year ended
December 31, 2025.
Scalable Technology Platform
Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
Diversified and Sustainable Business Model
Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than we do on either merchant revenue or interest income. Our banking license provides us with a diversified, flexible funding toolkit and enables us to maintain a low-cost, stable funding model based on consumer deposits as well as the ability to actively manage our balance sheet through a range of complementary funding and risk-transfer mechanisms as we scale. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland,
France, Germany, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring. These factors, combined with our efficient go-to-market model defined by a recognizable brand and partnerships with top global merchants, PSPs and commerce platforms, drive leverage in our operating model.
Durable Growth Profile, with Scale Efficiencies
Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers. As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, for example, from 2023 to the year ended December 31, 2025, our operating loss improved by
29% while our transaction margin dollars increased by 14% and operating margin by 8 percentage points during the same period.
Thanks to these competitive advantages, we believe we have a substantial opportunity to increase our market share across channels, geographies and verticals. Annual consumer retail and travel spending in the markets in which we currently operate is estimated to be $20 trillion for the year ended December 31,
2025, of which $9 trillion was in the United States, based on the Market Opportunity Study. We consider our SAM to be the approximately $560 billion payments revenue opportunity associated with that spend,
KLARNA GROUP PLC84
based on our average take rate in the last twelve months ended December 31, 2025. The global retail and travel spending across all markets (excluding China) is estimated to reach $35 trillion in 2027, based on the
Market Opportunity Study. We have the opportunity to expand into new markets, to reach further into that spend opportunity. We have also scaled our advertising revenue from approximately $13 million in 2020 to
$190 million for the year ended December 31, 2025. Digital advertising represents an additional approximately $600 billion market opportunity globally (excluding China) as of December 31, 2025 (based on the Market Opportunity Study) that we believe we are uniquely positioned to address given our unique data from intent-driven consumers. Additionally, we are well positioned to build a leading presence in strategic adjacencies such as retail banking services, given our trusted relationships with consumers, our experience and our existing banking services in select regions, where we held $13 billion of consumer funds as of December 31, 2025. We continuously strive to develop innovative products and solutions for our consumers and merchants to continue to grow our addressable markets.
These network effects power our robust and compounding financial model characterized by long-term growth and expanding margin profile. For example, for the year ended December 31, 2025, our GMV was
$128 billion, representing 21% (or 20% on a like-for-like basis) year-over-year growth and our total revenue was $3,509 million, representing 25% year-over-year growth (24% on a like-for-like basis). Our adjusted operating profit was $65 million, representing a $116 million reduction year-over-year. Our transaction margin dollars equaled $1,238 million in the year ended December 31, 2025, stable year-over-year . Our net loss in the year ended December 31, 2025 was $273 million.
Commerce and Financial Services Should Be Fair, Simple and Trustworthy
Consumers face multiple pain points with commerce and financial services today:
•Disparate and Disjointed Financial Intermediaries. Challenges faced by consumers span beyond just commerce. When making decisions about everything from long-term financial health to purchase decisions, consumers struggle to interact with antiquated and disconnected intermediaries from banks, to credit card providers, to marketplaces. Only 7% of surveyed Americans budget using their bank’s budgeting tools in 2025, and 96% of consumers want more detailed transaction information as of 2021, according to Debt.com and Mastercard, respectively.
•Inefficient User Experience. Commerce discovery experiences are often inefficient and time-
consuming. Consumers face an abundance of choice, yet struggle to compare prices, shipping options and reviews across various merchants in a time efficient or easy-to-use, single interface. Post-purchase, receipts and shipping details are often scattered throughout their inboxes, complicating the post-
purchase experience. Consequently, only 14% of consumers claim they are satisfied with their online shopping experience and 83% of them believe brands do not care about their experience after checkout, according to IBM and ParcelPerform, respectively.
•Irrelevant Advertising. 80% of shoppers want personalized experiences from merchants, according to Epsilon. Nonpersonalized advertising results in a poor user experience, wasted time and degrades consumer trust in the shopping experience.
•Predatory Lending Practices. Consumer credit around the world is unnecessarily expensive. In the
United States alone, consumers collectively paid $254 billion in credit card interest and fees in 2024, according to WalletHub. Many consumers are unaware of the hidden costs of their credit instruments and the impact on their overall financial well-being.
•Scams and fraud. Payment and merchant fraud have negatively impacted the commerce experience for consumers. Among online shoppers, three out of four report experiencing financial fraud, according to Chubb.
KLARNA GROUP PLC85
Merchants also face multiple pain points:
•Low Conversion and High Customer Acquisition Cost. Customer acquisition is a mission-critical priority for merchants and advertising is a significant expense for merchants. The retail industry represented approximately 20% of total digital advertising spend in the United States in 2024, according to
eMarketer. Merchants struggle to find ways to increase their reach in a cost-efficient manner and, even when they have access to high intent traffic, struggle to convert their visitors into customers. Despite the significant investment of time and money, businesses are ineffectively spending between 40% and 60% of their digital advertising budgets, according to Proxima, leading to low conversion rates and online shopping cart abandonment rates that now exceed 70% according to Baymard Institute.
•Excessive Transaction Fees. Accepting digital payments is costly for merchants, as swipe fees can be some merchants’ second-largest expense after labor. Merchants face the hard choice of decreasing margins or passing costs to consumers, which can dampen sales.
•No Brand Control. Whether through their own site using a payments provider or via a marketplace, many merchants struggle to build trusted, brand-enhancing direct relationships with consumers.
•Lack of Data and Insight. Merchants face significant challenges understanding the holistic consumer commerce journey. While they may have purchase data, they have little insight into alternative products that consumers browsed, whether they compared prices and what advertisements resonated with consumers. Merchants lack the data to understand what factors contributed to a customer making a purchase. Without insight into consumer preferences, merchants struggle to optimize their business strategies and improve overall performance.
Trends in Our Favor
Powerful demographic, secular and technological trends are accelerating the need for new and innovative commerce solutions:
•Digital Payments Are Becoming the Norm. 84% of American consumers shop online, according to
Capital One Shopping.
•Generational Shift Away from Credit Card Debt. As of June 2024, the average credit card balance of
Gen Z Americans was 50% lower than that of all American consumers, according to Experian. They demand fairer and more sustainable forms of credit.
•Low Trust in Banks. In 2024, only 30% of U.S. consumers had trust in their bank and its practices, according to Ipsos Global, trust in financial services providers remain close to the bottom among all business sectors and industries, according to Edelman.
•Digital Wallets Are Increasingly Popular. Digital wallets are a convenient and secure method to store various payment methods and manage loyalty cards. Their popularity with consumers is expected to drive
20% annual growth in their use through 2027, according to the Market Opportunity Study.
•New Avenues for Consumer Spending Growth. Through 2027, e-commerce global retail sales are expected to grow by 12% CAGR, according to the Market Opportunity Study, as consumers demand the ability to shop anywhere at any time and buying online becomes increasingly easier with advancements in logistics and payments.
•Concerns about Data Security. Over 50% of consumers say they have abandoned an online purchase due to security concerns, according to a Make Trust Pay study in 2025.
•Commerce-Aligned Advertising Models Gaining Share. Commerce media, where advertisements are placed alongside shoppable inventory, is projected to grow by a 19% CAGR through 2027, compared to the projected 9% growth for the broader digital advertising market, according to the Market Opportunity Study.
KLARNA GROUP PLC86
The Klarna Network
Over the past 20 years, we have built the next-generation commerce network that connects consumers and merchants globally.
Our Network Efficiently Connects Consumers and Merchants
We enable next-generation payments through direct relationships between consumers and merchants.
Through our network, consumers can find and pay for goods, services and experiences in a highly efficient and flexible manner, and merchants are connected with more—and more empowered—consumers. We have built our network to directly connect consumers and merchants, removing reliance on card networks or issuing banks, which provides us with better data and a cost advantage compared to traditional providers. Consumers and merchants entrust us directly with their data. We use this data, including 2.6 billion data points collected in the year ended December 31, 2025, to better understand consumer preferences, more accurately underwrite consumer credit, provide clearer indications of consumer purchasing power and help merchants build trusted, brand-aligned relationships. We are able to provide our consumers and merchants key insights and services, in addition to payment processing, to facilitate more efficient commerce experiences. Our network also removes middlemen from a typical transaction, resulting in lower fees for both consumers and merchants. We believe that we operate one of the largest account-to-account (A2A) networks in Europe and the United States with direct connectivity to over 15,800 banks as of December 2025. This allows us to offer consumers the option to Pay in Full (i.e., debit) and to settle payments in a simple and cost-efficient manner by direct bank transfer. Our network offers the benefits of open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers.
Our Network Sits at the Center of a Global Ecosystem
We partner with a range of global constituents that facilitate commerce to make our network more ubiquitous and efficient for our consumers and merchants. Our network integrates with PSPs, who help grow our merchant presence, and traditional banks, card networks and open banking providers, who help facilitate payments. We also partner with commerce enablers (i.e., companies that offer end-to-end services to help businesses operate their stores) and technology partners to provide merchants holistic commerce solutions, in-store payments providers to facilitate offline transactions and shipping and return logistics providers who help our consumers manage purchases. By integrating Klarna with Apple Pay and
Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the
Klarna card. We allow hundreds of partner companies to integrate into our open network, which improves the value proposition we provide our consumers and merchants by making Klarna available at more checkout points.
The Scale of Our Network Makes Klarna a Critical Growth Partner for Merchants and the Preferred
Commerce Network for Consumers
With 118 million active Klarna consumers distributed globally as of December 31, 2025, Klarna provides merchants with an extensive network and solutions for customer acquisition and loyalty, driving higher conversion and AOV as well as improved retention. We believe that merchants and other payment ecosystem participants recognize the value that we bring through the scale and reach of our network and see us as a critical growth partner. Merchants have the opportunity to benefit from our network across the globe. Similarly, consumers enjoy the benefits of searching, discovering and paying by Klarna, across our approximately 966 thousand merchants as of December 31, 2025, knowing they will have a positive consumer experience with our network’s abundance of choice, price comparison features and payment flexibility.
KLARNA GROUP PLC87
We Have Built Market-Leading Underwriting Capabilities
We believe that our credit underwriting capabilities differentiate us from other payment networks and improve our overall commerce experience. With enhanced underwriting, our consumers have access to numerous payment methods that help promote their financial well-being while our merchants drive additional sales. Our proprietary data, including purchase behavior from approximately 3.4 million transactions per day on average in the year ended December 31, 2025 made by 118 million active Klarna consumers, underpins our underwriting capabilities. With this data, we are able to make decisions in seconds, fully automate our process and underwrite every transaction in real time. We also provide a small spending capacity to consumers, which gradually increases over time as consumers responsibly spend more with Klarna, and clear repayment terms that encourage borrowers to repay on time, a unique approach to extending consumer credit compared to market alternatives. In the year ended December 31,
2025, our average balance per active Klarna consumer was $124 (Pay in Full: $0; Pay Later: $120 Fair
Financing: $393) (compared to an average balance per credit card of approximately $6,961 in the United
States in 2025, according to Experian). Based on contractual repayment schedules, our weighted average life (WAL) was approximately 39 days (27 days for Pay Later and 109 days for Fair Financing) (compared to a typical loan duration of more than five years at a typical Nordic bank in 2024, according to publicly available information, and an average of 2.5 years of a typical U.S. personal bank loan in Q1 2025, according to TransUnion). We believe this differentiated underwriting process provides more value to our consumers and merchants and lowers our credit losses relative to the industry, which drives our more sustainable financial performance.
Our Network Fuels a Powerful Advertising Solution
We have built a highly differentiated advertising solution based on the close relationship we maintain with our consumers and merchants and the vast amounts of data they entrust to us. We use proprietary data, including first-party, SKU-level data, such as browsing, searching, transacting, tracking, returning and customer service data, to help merchants reach and engage high-intent consumers with relevant advertisements. We offer brand, search and affiliate solutions to advertisers such that they can connect with consumers across the commerce journey. We also allow merchants to reach consumers in a commerce-centric environment, which we believe is the most effective place to reach consumers. These features, together with our vast amounts of data, allow us to deliver to our merchants marketing attribution and better measurability and, as a result, a higher ROI on their advertising spend.
We Are a Licensed Bank
We have operated as a licensed bank in the European Economic Area (“EEA”) since 2017, when the
Swedish Financial Supervisory Authority (“SFSA”) approved our application for a bank license. This license reinforced our position as a stable, trustworthy institution among our consumers and merchants. Our license enables our differentiated funding strategy by allowing us to fund 95% of our lending activities during the year ended December 31, 2025 by utilizing deposits, which are highly stable and lower-cost than other non-bank funding strategies, such as asset-backed financing. As our consumers increasingly trust us with their savings, we have collected a large and growing pool of consumer deposits ($13 billion as of
December 31, 2025). We also continue to expand the markets in which we collect deposits, including by utilizing third-party platforms, such as Raisin. We believe that consumers find our deposit platform attractive due to its ease of account opening, its intuitive digital platform and the competitive interest rates that we offer. Our business also benefits from an inherent duration gap between our consumer loans, which had based on contractual repayment schedules, a weighted average life (WAL) of approximately 39 days as of December 31, 2025 (27 days for Pay Later and 109 days for Fair Financing), and our deposits,
58% of which were fixed-term with an average duration of 268 days  in the year ended December 31, 2025.
As a result, we can adjust our lending policies more quickly than our deposit base might change. We also have the ability to deliberately change the length and interest rate on the deposits that we offer to adjust this duration gap. Finally, our banking license allows us to design and offer financial products and services
KLARNA GROUP PLC88
that otherwise could require third-party partnerships, like card issuance, and extensive experience and investment to ensure compliance with applicable regulatory requirements.
Our Structure Allows Us to Offer Fair and Affordable Products
We operate a sustainable business model defined by lower fees for both merchants and consumers relative to legacy payment networks, such as credit cards. Merchants and consumers combined paid
1.2 times and 1.5 times more in fees using credit cards than with Klarna in Western Europe and the United
States, respectively, comparing credit card fees in the year ended December 31, 2025 and our current fees, according to the Market Opportunity Study. Further, the average credit card annual percentage rate in the United States reached 24% in December 2025, according to Lending Tree, while the average credit card annual fee was $128 as of July 2023, according to NerdWallet. The revolving nature of credit cards and the broad use of a minimum balance payment keeps consumers in debt. For example, in 2024, U.S.
consumers paid $254 billion in credit card interest and fees, according to the WalletHub analysis of
Federal Financial Institutions Examination Council (FFIEC) and Federal Reserve data. By comparison, in the year ended December 31, 2025, consumer fees represented only 31% and 30% of a Klarna transaction in
Western Europe and the United States, respectively. We believe our lower fees promote financial well-
being for our consumers and align our success with that of our merchants. As we help consumers and merchants save more on each transaction, we give consumers more control over their finances and help them save money. We believe this positive experience encourages them to remain on our network and move more of their spending to Klarna, which supports our long-term financial success.
Our network as a whole provides structural competitive advantages, which enable us to independently develop superior experiences for our consumers and merchants, while keeping costs low and driving long-
term growth. The collective cost advantages of our network accelerate our network effects, while maintaining our own sustainable financial model.
Better for Consumers
We are revolutionizing the commerce experience for consumers around the world. We help consumers find personalized brands and products, pay and manage commerce transactions and finances. We do this through our network that prioritizes safety and fairness to consumers. We help our consumers save time and money and put them in control of their commerce experience.
Our Consumers
Adults around the world are using Klarna for their everyday spending, both online and in-store, across many types of verticals. There is no typical Klarna consumer. In fact, in Sweden, our most mature market, approximately 85% of the adult population were active Klarna consumers as of December 31, 2025. Our network is built for everyone, and our consumers are diversified across multiple demographics.

In all Stages of Life

8%
28%
37%
7%
20%
Single w/o children
Single with children
Partner w/o children
Partner with children
Other

KLARNA GROUP PLC89

All Educational Backgrounds
6%
32%
40%
22%
University
Post-secondary education
Secondary education
Other

Living in All Areas

21%
42%
37%
City
Suburb
Rural

________________
Source: Klarna Global Consumer Survey from Q3 2023, n = 16,370.
On the following pages, we provide testimonials from several of our consumers in different markets.
While these case studies are only a selected sample, we believe that they provide a helpful example of how these consumers have integrated Klarna in their everyday shopping. In particular, the testimonials are designed to demonstrate the characteristics of our network and products and services that our consumers find particularly appealing, the diversity and engagement of our consumer base, the strength of our brand and the flexibility of the payment solutions that we offer our consumers.
Our Globally Recognizable Brand
Our brand is globally recognizable. Our global NPS in September 2024 was 73, according to our estimates, which is significantly higher than the average NPS for the finance industry of 44 in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, according to our estimates, we had 40% global brand awareness, as compared to 28% on average for our main competitors, and a global brand trust score of 54%.
Our brand also defines our relationship with consumers. In a financial services ecosystem filled with opacity and mistrust, Klarna has created a brand associated with trust, transparency and financial wellness. This brand resonates with our consumers, merchants, partners and employees.
•Culture. We are curiously bold. It defines the Klarna spirit. We partner with leading media companies and globally recognized icons, such as Snoop Dogg and Paris Hilton and her media company
11:11 media, to promote our network in fresh, bold ways reflective of our culture and spirit.
•Personalization. Our AI-native product approach makes consumer interactions with Klarna deeply personal, including recommendations on brands, products and creators.
•Human Connection. We are optimists, making everyday money moments better. We are rebels with a cause, daring to disrupt but always with a purpose to improve commerce and payments for all. And we do this all simply—we think less is more. We use words like “money” instead of “funds” and “improve”
instead of “optimize.” These tenets allow us to connect deeply with our consumers.
•Purpose. We care about our planet, and in 2021 launched our Give One planet health initiative to tackle climate, biodiversity and land degradation crises. Because we support global environmental initiatives and engage with local communities, our consumers know that we are more than just a corporation.
KLARNA GROUP PLC90
Our Consumer Solutions
Our consumer solutions are built to address the commerce journey:
Find
We allow our consumers to discover and engage with merchants pre-purchase with AI-powered, personalized recommendations. In 2024, we saw an average of 11.9 million daily pre-purchase interactions on our network (which include clicks by consumers using our discovery and search tools and on ads placed on our network) and delivered 838 million leads to merchants (i.e., click-throughs by a consumer to a merchant’s store from either the Klarna app or our website). Solutions we offer include personalized inspiration, merchant deals, cashback offers, product search, price drop notifications, price comparison and the ability to create wish lists. We also offer location-based product and store recommendations. In
2024, this solution had an eight times higher click-through rate than a leading competitor service
(according to WordStream) and resulted in approximately 3.6 billion drive-to-store offer impressions. It also drove a higher purchase frequency, as consumers utilizing our location services made approximately 53%
more purchases per month than consumers who had these services disabled. By tailoring recommendations based on consumer location and preferences, we believe that this solution enhances the shopping experience and helps alleviate the need for in-store product research by consumers. This is increasingly important, as approximately 87% of shoppers use their smartphone to research products while shopping in a store at least some of the time, as of the third quarter of 2023, according to
1WorldSync.
Pay
We offer consumers transparent and seamless purchase capabilities through our multiple payment options that allow consumers to pay in whichever way is most convenient for them, including debit and credit, without hidden fees or revolving credit. Our payment options have promoted safety and trust since our inception when we first enabled consumers to pay after receiving their goods. In the year ended
December 31, 2025, we powered approximately 3.4 million daily purchases on average on our network.
Solutions that we offer include our Pay in Full, Pay Later and Fair Financing payment methods. We continue to innovate our consumer solutions. For example, in 2024, we introduced Klarna balance, which allows consumers to Pay in Full or make Pay Later payments without connecting a bank account or a credit or debit card and facilitates the growth of cashback.
Manage
We provide consumers a holistic suite of services to fully understand purchases, track after-purchase activities such as shipping and returns, and manage personal finances with intuitive financial overviews and deposit and savings accounts. In 2024, there were on average 8.2 million daily post-purchase interactions and, in the year ended December 31, 2025, on average, 46 million million of our active Klarna consumers opened the Klarna app every month. Our solutions include loyalty cards, the ability to track delivery and returns, AI-enabled customer support, and insights into personal finances. In 2024, 48% of our active Klarna consumers visited the order information page on the Klarna app every month and had a more than 80% customer satisfaction score on average between February and August 2024. We believe we have a significant opportunity to expand into digital retail banking services as well. We have a leading deposit franchise in Europe that we have offered for 10 years. With Klarna balance, consumers can now also hold a positive monetary balance with us and add, store and withdraw money, settle existing Klarna debt, collect refunds and receive cashback. In select markets, we allow consumers to create sub-accounts that help them compartmentalize their money and create savings goals. We currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium, Spain, Ireland, Italy
and Portugal. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland
pursuant to a partnership with a third-party deposit-taking platform operated by Raisin.
KLARNA GROUP PLC91
Advantages of Our Consumer Solutions
Consumers shop effortlessly on our network. We believe we offer them a more relevant and convenient way to shop that also provides greater financial control.
•Personalized. Shopping on our network is personalized with tailored search and recommended content based on past purchase behavior. Consumers receive personalized recommendations and deals for top products and brands.
•Convenient and Easy. When shopping on the Klarna app, the entire commerce journey is in one place, including browsing, paying, tracking orders and deliveries, finding receipts and managing returns. We are reducing the commerce clutter for our consumers.
•Safe and Trustworthy. Since our inception, we have allowed consumers to touch and feel products before they paid for them by offering them Pay Later solutions. Our payment methods give consumers confidence to transact.
•Affordable. The majority of our payment options do not charge consumers interest as they allow consumers to spread the cost of a purchase interest-free. We do not offer revolving credit, and there are no hidden fees on our network. This results in lower costs for purchases by our consumers than for average credit card transactions that revolve.
•Transparent and Fair. We believe we provide consumers greater financial control over their commerce journeys. Our multiple payment methods allow consumers to pay however they choose. They also have flexible and consumer-friendly terms that are easy to understand. New consumers start with a small spending capacity that increases as consumers responsibly spend more with Klarna. The repayment terms are fixed and typically short-term.
Increasing Diversity of Use Cases and Frequency for Our Consumers
We believe that the breadth and quality of our products drive consumers to use Klarna for more of their purchases and across additional verticals over time. As our markets mature and consumers use our network for longer, the average consumer purchase frequency typically increases. Similarly, purchases across verticals also generally become more diversified over time.
Increased Consumer Adoption

Category expansion is key to network strength

Expanding purchase frequency

Typical US credit card
~257
Klarna Card
125
33
6
Annual purchases per active consumer
Years since launch

Category expansion

% of purchases by vertical	2024	2025	2025	2025
Apparel & accessories	69%	52%	25%	**16%**
Health & beauty	3%	2%	9%	**18%**
Home & electronics	4%	7%	22%	**17%**
Food & beverage	12%	7%	6%	**13%**
Leisure	4%	17%	13%	**16%**
Events & services	3%	10%	23%	**14%**
Travel	5%	4%	4%	**6%**

Note: The chart above refers to the the last twelve months ended 31 December, 2025. The "Years since launch" axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One. Klarna card user purchase frequency based on 12 months of usage for users who signed up for the Klarna card in SWE/DE between January 2024 and December 2024. Category expansion table excludes Klarna Card.

KLARNA GROUP PLC92
________________
Note: The chart above refers to the last twelve months ended December 31, 2025. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S.
credit card use frequency based on data by Capital One.
Better for Merchants
We believe we are revolutionizing commerce for merchants, enabling them to succeed on every mission-critical business priority.
Our Merchants
Klarna is a preferred growth partner for approximately 966 thousand merchants in 26 countries across the world as of December 31, 2025. In the last twelve months ended July 31, 2025, 48% on average of the top 100 merchants in each of the major markets we serve (i.e, the United States, the U.K., the Nordics,
Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and Switzerland) chose Klarna to facilitate payments, based on data from eCommDB and Digital Commerce 360. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in the year ended December 31, 2025. We power merchants across different verticals including Fashion & Accessories (H&M, Ray-Ban, Macy’s and Zara), Travel (Airbnb,
Expedia, Booking.com and Cathay Pacific), Sports & Outdoor (JD Sports, On, Patagonia and Decathlon),
Everyday Payments (Uber, Spotify, Walmart and Instacart), Luxury & Premium (Gucci, Farfetch, Vestiaire
Collective and Net-a-porter), Health & Beauty (Sephora, Charlotte Tilbury, Rituals and Benefit Cosmetics),
Home & Electronics (Samsung, Bose, Dyson and Sonos) and much more (Ikea, Ticketmaster, eBay and
Etsy).
On the following pages, we provide several case studies and other examples of what successful integration with Klarna can mean for our merchants in different verticals. Results achieved by individual merchants may vary for a number of reasons, including the number and the type of our solutions, products and services deployed by the merchant, the geography and vertical in which the merchant operates and the timeframe during which the results are measured, as well as because of our growing global presence and introduction of new and improved merchant solutions. At the same time, we believe that the examples that we have chosen are representative of the impact that our network has on enabling our merchants’
growth and the financial and performance results presented are typical of the results that our merchants generally experience.
Our Merchant Solutions
Our merchant solutions enable merchants to grow their businesses and attract, engage and retain customers by partnering with Klarna.
•Numerous Channels to Connect to Our Consumers. We want to make it as easy as possible for merchants to join the Klarna network, accept our payment methods and connect to millions of our consumers. Merchants around the world can connect to our network through a single shared API and gain access to our consumers nearly instantly. We make local adaptations as needed in new markets, but the foundation of our network is built to support a global footprint. We offer multiple channels for merchants to connect to our network both online and offline, including embedding Klarna payment options at checkout on their websites or in apps, on the Klarna app, by accepting the Klarna card, in-store solutions and a full checkout experience that also accepts other payment options.
•Merchant Enablement and Growth Tools. We provide merchants with several merchant tools that help accelerate the growth of their businesses. We offer a host of solutions that drive conversion at checkout, such as on-site messaging, which promotes Klarna as a payment method, express checkout,
KLARNA GROUP PLC93
which provides a one-click purchase experience, and merchant offers, which promote products and services selected by the merchant. We also operate a merchant portal that organizes various tasks for business management such as daily sales overviews or customized settlement reports.
•Advertising to Help Merchants Better Connect with Consumers. We have developed highly differentiated advertising solutions that allow merchants to reach and engage high-intent consumers in a commerce-centric environment. We use first- and third-party data, including browsing, searching, transacting, tracking, returning and choosing replacements, to serve consumers relevant and experience-
enhancing products through ads. Our advertising solutions allow merchants to reach consumers across their shopping journey, whether in their discovery phase of shopping, or those with demonstrated intent or ready to transact.
Advantages of Our Merchant Solutions
•Better Conversion Rates. We provide efficient commerce through our multiple payment methods online and offline. This has helped drive a 20% conversion increase for certain of our merchants since they joined our network.
•New Customers. We believe that our solutions help merchants acquire new customers more efficiently than other customer acquisition channels. Our advertising solutions leverage our scale, consumer and merchant engagement, and first- and third-party data to allow merchants to engage with consumers in a closed-loop, commerce-native network.
•Higher AOV. Our consumer solutions promote the financial well-being of our consumers while unlocking consumer purchase power. For example, our study of 83 merchants across different verticals and geographies concluded that we drove on average 23% higher AOVs for our merchants (from 2022 to
June 2024).
•Fair Merchant Fees. We provide significant value to our merchants and charge fair fees for our service. We believe that our merchants gain greater benefits with Klarna when compared to other payment solutions, with fees in line with other providers. On top of this, we also save our merchants’ end customers money as compared to an average credit card transaction and give them greater control over their purchases and finances, helping improve both our merchants’ and customers’ experiences.
•Full Brand Control. We want our merchants to leverage our network to define their brand and build direct relationships with their consumer base. As such, we offer the ability for merchants to promote themselves in their unique way on the Klarna app and our website. For example, merchants can set up storefronts on the Klarna app and our website which they design and manage themselves with their own branding. Direct relationships with consumers drive greater retention, and merchants using Klarna had
46% higher retention in September 2024 compared to legacy payment methods, according to our estimates.
•Rich Data Insights. Merchants gain rich insights into consumers’ behavior across their shopping journeys, from browsing and advertising click-through rates to price comparison and cart dynamics, allowing them to optimize consumer commerce experiences.
The chart below illustrates our expanding partnership with On, one of many globally trusted brands that joined our network in recent years.
KLARNA GROUP PLC94
Accelerating Merchant Growth

	2020	2021	2022	2023	2024

Share of checkout**	12%	15%	35%	30%*	32%

GMV vs. 2020	1x	2x	2x	3x	5x

Revenue vs. 2020	1x	2x	2x	4x	9x

________________
Note: On’s expansion to the United States impacted the share of checkout in 2023. Share of checkout is calculated as Klarna’s GMV share of the merchant’s total GMV generated online (including on the On app) in our markets. GMV represents the merchant’s total GMV transacted on our network. Revenue represents the merchant’s total revenue generated on our network.
Source: Klarna’s calculations based on information received from the merchant.
Our solutions have consistently proven to drive merchant growth across different markets and verticals, resulting in more efficient customer acquisition, higher AOV and better order conversion and customer retention rates for our merchants, as illustrated by the several case studies presented below.
________________
Note: In 2020, H&M integrated Klarna’s In-app mobile checkout into its app in ten markets. Klarna payment options were quickly adopted by H&M customers—in these markets, our share of checkout has reached almost 50% and, in Sweden, 60% of orders from new customers are made through Klarna. In partnership with us, Sephora has introduced flexible payment options across the United States and
Canada, which have increased customer loyalty and purchase frequency. In 2023, Klarna users shopped at
KLARNA GROUP PLC95
Sephora 6.8 times per year on average, compared to four times per year on average for all Sephora consumers. In recent years, members of Sephora’s Beauty Inside Loyalty program across tiers (Insider, VIB and Rouge) were two times more likely to use Klarna. Within the program, more than 40% of Klarna users enrolled in a Sephora loyalty program qualified in the top two tiers (VIB and Rouge), measured by annual spend. Using our affiliate program, Expedia increased its exposure on the Klarna app through a variety of channels and placements, including email campaigns and ads. For instance, in 2024, the percentage of
Expedia transactions made by new Klarna customers more than doubled in the United States year over year. In the United States, through our affiliate program, Expedia and Hotels.com experienced an approximately 5% increase in their basket size in 2024 year over year. Since 2019, Foodora’s customers in
Sweden have been able to pay for their purchases with Klarna. In August 2024, Foodora decided to use our advertising solutions to promote on our network. As a result, the purchase frequency of Klarna consumers increased by 14% in August 2024, as compared to October 2023, and our share of checkout in Sweden reached 35% on average between August 2024 and September 2024.
Source: Klarna’s calculations based on information received from the merchant.
Proprietary Data, Technology Platform and AI Strategy
Since 2005, Klarna has been a constant innovator in our industry. We were a first mover in the “buy now, pay later” space, built a disruptive brand when we obtained our banking license, integrated “pay anywhere” into the Klarna app and leveraged our data to develop highly differentiated advertising solutions. Today, we are among the very first to adopt AI, which we use to improve consumer personalization as well as achieve internal efficiencies.
Consumer Data at the Core of Our Technology Platform
The strong trust and engagement we have earned from our consumers and merchants gives us a unique data advantage. We use consumer data to improve their commerce experience, with an aim to save them time and money. Our unique data set includes SKU-level data points, including 2.6 billion data points collected in the year ended December 31, 2025, and the learnings of more than 6.4 billion transactions conducted on our network to date.
This data powers our understanding of:
•Intent. We understand saved, wish listed and shared items, time spent browsing products, engagement with deals or campaigns and brand affinity. With such customer intent data, we are able to predict what our consumers are looking for, and help merchants offer them more relevant products and ads.
•Purchase History. We have insight into consumer SKU-level purchase history, brand loyalty, payment method, price sensitivity, purchase frequency, AOV and order return rates. Consumer purchase history allows us to deeply understand how our consumers like to shop and we can therefore help merchants drive higher conversion.
•Consumer Profiles. We understand details of our consumers such as purchase power, credit score and declared interests. With consumer profile data, we know how to relate to each consumer in a personal and tailored way that builds trust and delivers better commerce experiences.
Our Single, Cloud-Based Technology Platform
Data underpins our technology platform. The platform connects to the many constituents of our network, including consumers, merchants, PSPs, affiliate networks, credit bureaus and banks, to deliver a seamless user experience for our consumers and merchants across our core product offerings. Because we operate a single cloud-based platform, our consumer and merchant solutions are highly scalable and secure. This underlying technology enables merchants around the world to connect to our network through a single shared API and gain access to our millions of consumers nearly instantly. We prioritize
KLARNA GROUP PLC96
building our own technology and investing in extraordinary engineering talent. As of December 31, 2025, over 1,500 of our positions, or approximately 53% of our entire organization, were engineering and data science positions.
We Are an AI-Powered Company
We believe that society will experience vast changes that will be powered by AI. Accordingly, we are utilizing AI to transform commerce. We harness AI for the benefit of consumers, merchants and our employees. AI makes us more productive and efficient. As of August 31, 2024, 96% of our employees used generative AI in their daily work, according to our internal data gathered from OpenAI and our internal AI tools.
•Generative AI Improves Merchant Conversion and Accelerates Our Revenue. We present consumers with AI-powered personalized shopping feeds that allow them to discover dynamic and personalized brand, product and creator recommendations. We have also developed an AI shopping assistant that enables merchants to make strategic product recommendations to consumers. Our consumer data platform ensures that our merchants have high-quality customer targeting. These features drive higher consumer engagement and merchant conversion rates, leading to more transactions from our consumers, more revenue for our merchants and more revenue for us.
•Generative AI Streamlines the Consumer Experience and Reduces Our Costs. In February 2024, we
launched our AI assistant in partnership with OpenAI, available in the Klarna app. This chatbot enhances consumer shopping and payment experiences and manages various tasks, such as multilingual customer service and refunds and returns. Since launch, our AI assistant has achieved the same consumer satisfaction levels as human agents (according to internal consumer satisfaction surveys), more accurately resolved issues, reduced repeat inquiries by 25% (based on the number of repeat inquiries before and after the launch of our AI assistant) and resolved queries in two minutes compared to 12 minutes on average for human agents, as of September 2024 (based on our service chat log data). Available 24/7 in 23 markets, the AI assistant communicates in more than 35 languages. Since launch, our AI assistant has had
31 million conversations, handling  80% of customer service chats in the year ended December 31, 2025, according to our service chat log data. We estimate that our AI assistant does the equivalent work of over
700 full-time agents (based on the average monthly reduction in chat and telephone conversations in 2024 following the launch of our AI assistant) and delivered $39 million in cost savings in 2024.
•ML Supplements Our Credit Underwriting. ML enhances our high-frequency, large-scale and real-
time underwriting, which helps drive conversion rates and minimizes credit losses. Our underwriting model is based on our access to first- and third-party data, including data entrusted to us by our consumers. It becomes more accurate as our network scales and our ML models analyze growing amounts of data. In
December 2024, our underwriting model had more than two times better predictability of default than the
VantageScore benchmark in the United States, according to our estimates.
•Generative AI Enhances Our Productivity and Drives Increasing Efficiency. We use AI to increase productivity within our engineering and operational teams. Our engineers and data scientists connect their work software to the AI copilot that can create and review code, while our legal teams use AI to expedite document review. We also use AI to minimize external vendor costs. We decreased spending on external marketing suppliers, such as translation, production, CRM and social agencies, by $7 million in the first quarter of 2024 (as compared to the first quarter of 2023) and we attribute 37% of this decrease to the use of AI (based on the savings realized from AI-powered marketing in the first quarter of 2024 and the total decrease in our spending on external marketing suppliers in that period). We also reduced or canceled contracts with over 1,700 suppliers following our AI adoption and standardization (based on the decrease in the number of suppliers we had in 2022, as compared to the number of suppliers in the year ended
December 31, 2025, following our adoption of AI in our operations), and we estimate that we saved $10 million in 2024 from AI-powered marketing. Additionally, we operate an internal knowledge chatbot, which we call Kiki, that helps employees find information in real time across internal systems. Making information more readily available across our entire organization with Kiki increases transparency and collaboration
KLARNA GROUP PLC97
across our teams, reduces repetition of tasks, boosts productivity, and ultimately reduces our operating costs. These internal applications of AI have dramatically increased our average revenue per employee in recent periods.
Our Market Opportunity
Our network addresses substantial and growing market opportunities in payments and digital advertising. Additionally, there are a number of adjacencies that we believe we have the ability to enter, including P2P transfers, bill payments and other retail banking services. We continuously strive to develop innovative products and solutions for our consumers and merchants and will continue to leverage and invest in our network over time.
Payments Opportunity
We have a track record of building and expanding globally. Annual consumer retail and travel spending in all markets globally (excluding China), including the markets in which we do not yet operate, is estimated to be $35 trillion in 2027, based on the Market Opportunity Study, which equals nearly $1 trillion in payments revenue based on our take rate. Our GMV for the year ended December 31, 2025 represented less than 0.5% of this global payments opportunity. Our network addresses the $20 trillion consumer retail and travel market spend opportunity in the markets where we operate, based on the Market Opportunity
Study. We consider our SAM to be the approximately $560 billion payments revenue opportunity associated with that spend, based on our average take rate in the year ended December 31, 2025, of which
$128 billion related to e-commerce. Our revenue in the year ended December 31, 2025 represented approximately 0.6%  of our SAM.
We believe that we are well positioned to continue to grow faster than the market. Our network is aligned with important secular growth drivers, including the continued share gain of digital payments and the declining portion of consumers who use credit cards. For example, based on the Market Opportunity
Study, e-commerce is expected to grow at a 8% CAGR through 2027 and digital wallets are expected to grow by more than 20%, compared to the 9% expected growth of our SAM.
The payments landscape remains highly fragmented. Even as a leader in certain markets, we see significant growth potential. In Sweden, approximately 85% of adults used Klarna in 2025, but our wallet share was still below 7%, according to our estimates. In the United States, as of December 2025, only 11% of adults used Klarna and our wallet share remains below 3%, according to our estimates. We believe that we can expand our penetration within existing markets by expanding our network into new verticals and launching new products and payment channels.
Digital Advertising Opportunity
Global digital advertising (excluding China) represents an over $600 billion market opportunity as of
December 31, 2025, based on the Market Opportunity Study. Our advertising revenue in the year ended
December 31, 2025 represented approximately 0.03% of this global digital advertising opportunity.
We have developed innovative advertising solutions using our SKU-level data, which enables advertisers to reach high-intent consumers with relevant and engaging advertisements. We believe that our proprietary data, solutions that reach consumers across their commerce journey and ability to reach consumers in a commerce-centric environment position us well to capture a significant share of the digital advertising market.
We have exposure to the fastest-growing segment of digital advertising—commerce media—because our network provides consumers the ability to shop directly in the Klarna app or on our website.
Commerce media, where advertisements are placed alongside shoppable inventory, is projected to grow by a 19% CAGR through 2027, compared to the projected 9% CAGR for the broader digital advertising market, according to the Market Opportunity Study.
KLARNA GROUP PLC98
Future Market Opportunities
We are integrated in the everyday shopping of our active Klarna consumers and believe we have the opportunity to further embed Klarna in their daily financial lives. We already have a significant deposit-
taking business that we have built over the past 13 years, with $13 billion in consumer deposits as of
December 31, 2025. We continue to innovate on our digital retail banking opportunity as well. For example, we launched Klarna balance in 2024, which allows consumers to hold a positive monetary balance with
Klarna and add, store and withdraw money, settle existing Klarna debt, collect refunds and receive cashback. We plan to continue to grow our consumer retail banking solutions, which we believe will allow us to capture new market opportunities.
Our Competitive Advantages
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005:
•Compounding Network Effects. Klarna enjoys powerful network effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network. Klarna has established a high-utility, high-frequency model, enabling the purchase of everyday goods and services that benefits both our consumers and merchants.
•Trusted Brand, Global Distribution. We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services. Our global NPS in September 2024 was
73, according to our estimates, which is significantly higher than an average NPS of 44 for the finance industry in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, we also had a higher global brand awareness (40%) than the average of our main competitors (28%), according to our estimates. The strength of our brand contributes to our global scale. Our approximately
118 million active Klarna consumers and 966 thousand merchants as of December 31, 2025 operated in 26 countries around the world. Our merchants include global leaders across verticals, such as Walmart,
Airbnb, H&M, Nike, Uber and eBay. The ability to provide merchants with global access to consumers almost instantly once connected to our network is a critical competitive advantage.
•Industry-Leading AI Adoption and Implementation. Klarna has been an early and leading adopter of
AI. Our network and AI capabilities are powered by a unique proprietary data set, built on SKU-level data points, including over 2.6 billion data points collected in 2025, and more than 6.4 billion transactions conducted through our network since our founding. We also utilize ML in our business, in particular to increase the speed and accuracy of our proprietary underwriting model. Consumers and merchants entrust us with their data because we use that data for their benefit by improving their experience with
Klarna, as more fully explained below:
•AI improves conversion and accelerates our revenue. We present consumers with AI-powered personalized shopping feeds, leading to more transactions on our network.
•AI streamlines the consumer experience and reduces our costs. In February 2024, we launched our AI assistant in partnership with OpenAI. Our AI assistant has handled 80% of customer service chats in the year ended December 31, 2025 (according to our service chat log data), with no drop in consumer satisfaction levels since its introduction (according to internal consumer satisfaction surveys).
•ML supplements our credit underwriting. ML enhances our high-frequency, large-scale and real-time underwriting.
KLARNA GROUP PLC99
•AI transforms our productivity and drives increasing efficiency. AI adoption—including the related reduction in the use of third-party suppliers and vendors and the adoption of the AI copilot to create and review code—has led to internal efficiencies. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $1,240,000 in the year ended December 31, 2025.
•Scalable Technology Platform. Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from
PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
•Diversified and Sustainable Business Model. Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than we do on either merchant revenue or interest income. Our banking license provides us with a diversified, flexible funding toolkit and enables us to maintain a low-cost, stable funding model based on consumer deposits as well as the ability to actively manage our balance sheet through a range of complementary funding and risk-transfer mechanisms as we scale. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the
Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring. These factors, combined with our efficient go-to-market model defined by a recognizable brand and partnerships with top global merchants,
PSPs and commerce platforms, drive leverage in our operating model.
•Durable Growth Profile, with Scale Efficiencies. Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers.
As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, from 2023 to the year ended December 31,
2025, our operating loss improved by 29% while our transaction margin dollars increased by 14% and operating margin by 8 percentage points during the same period.
Our Growth Strategies
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless. Success in the future will belong to global companies with lean technology and best-in-class customer acquisition models.
We believe the foundations of our network that we have built and our strategic initiatives position us to deliver on this vision.
Our unique go-to-market strategy, with a recognizable brand and partnerships with top global merchants, PSPs and commerce platforms, enables us to introduce new consumers and merchants to our growing network effectively. By combining this acquisition engine with a proven approach to building consumer and merchant engagement and trust, we believe we are well positioned to expand our commerce and financial offerings, as an everyday spending and saving partner.
KLARNA GROUP PLC100
Our strategic priorities to fuel our future growth include:
•Klarna at Every Checkout.  We seek to continue to grow the number of merchants on our network and enable their success.
•Leverage our proven global go-to-market merchant strategy. We have a winning approach that has secured approximately 966 thousand merchants across 26 markets globally as of
December 31, 2025. Our success spans multiple verticals, with an average of 48% of the top
100 merchants in each of the major markets we serve (which include the United States, the
U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and
Switzerland) already on our network, reinforcing Klarna as a preferred partner for merchants worldwide.
•Deepen our partnerships with PSPs. We plan to make Klarna available at more checkout points by PSP integration that will make Klarna a default payment method of our partners, like  Stripe,
Worldpay, Adyen, Nexi and J.P.Morgan Payments.
•Expand into new verticals. We are a market leader in the Fashion, Apparel, and Accessories verticals in most of our current markets. Our recent expansion into additional verticals has demonstrated that we can replicate that success in verticals with higher transaction frequency such as Travel (e.g., Airbnb), on-demand Local Services (e.g., Uber, DoorDash and Instacart) and
Subscription Payments (e.g., Spotify). We plan to continue to diversify the merchant verticals available on our network.
•Partner with digital wallets—seamless integration with Apple Pay and Google Pay. Digital wallets like Apple Pay and Google Pay are essential distribution channels for Klarna. These platforms are widely adopted by consumers and frequently used at physical terminals that support contactless Near Field Communication (NFC) payments. By integrating Klarna with
Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple
Pay or Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card.
•Enter new geographical markets. We have a proven strategy for entering new markets, as demonstrated by our continued progress in the United States, where we consistently improved our operating results following our entry into that market in 2019 and started generating positive transaction margin dollars in 2023. We will continue to seek attractive new markets to enter.
•Klarna Card in Every Wallet.
•We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline. This flexibility is helping us extend Klarna’s reach into the offline world, driving adoption of our payment options across a wide range of consumers, regardless of their credit score.
•The Klarna card has proven to boost the average purchase frequency by 2023 by three times in Sweden and eight times in Germany since it was first introduced in those markets, allowing consumers to pay in ways that suit them best—whether using Pay in Full, Pay Later or Fair
Financing.
KLARNA GROUP PLC101
•Klarna Card GMV growth increased from 92% in Q3’25 to 209% in Q4’25, with December growth reaching 261%. The Card now represents 15% of total transactions, supported by both rapid user adoption and higher transaction intensity.
Increased Use of Klarna Card

Number of active card consumers
1.2m
1.4m
2.3m
4.2m
Q1'25
Q2'25
Q3'25
Q4'25

•Next-Generation Digital Financial Services. As a digital-first neobank, Klarna’s services are automated, insight-driven and designed to be transparent, fair and intuitive. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers.
This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. These features save consumers time and money and effortlessly put them in control of their finances.
•Your New Lifestyle Partner: Where Smart Spending Begins. Traditional credit cards often entice high spending consumers with the allure of concierge services that promise life-changing benefits but frequently fail to deliver. We are redefining lifestyle services by becoming the genuine partner that truly enhances the everyday shopping experiences of all of our consumers.
•Leveraging our unique insights from proprietary data, including first-party, SKU-level data, we offer personalized services that act as a true utility for consumers. This deep understanding enables us to tailor individualized offers for goods and services today and, in the future, we expect to expand into personalized financial services. By delivering highly relevant recommendations and exclusive deals, we not only enrich the consumer experience but also attract a growing number of merchants eager to advertise with us, recognizing the value of reaching engaged and satisfied customers.
•Our AI-powered personal assistant is at the heart of this transformation, making the consumer journey both effortless and joyful. It anticipates needs, simplifies decision-making and adds delight to every interaction.
•Consumers gain access to Klarna’s subscription tiers, allowing consumers to earn cashback and unlock additional benefits such as exclusive deals, travel protection and travel perks
KLARNA GROUP PLC102
(including airport lounge access on higher tiers), and bundled digital subscriptions (e.g.,
Headspace, The Times and Condé Nast titles), designed to deliver greater convenience, savings, and an enhanced everyday experience.
•AI-Powered Efficiency. We are a global centralized technology platform powered by AI. AI allows us to reduce external vendor expenses, increase internal productivity and better manage global compliance, regulation and banking operations centrally with fewer employees and more consistency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
Our Solutions and Products
We provide consumers and merchants a number of solutions, including payment, advertising and digital retail banking, through several channels. We offer several commerce features.
Payment Solutions
We provide a broad range of payment options that allow consumers to purchase how they choose, both online and offline.
•Pay in Full. Pay in Full instantly settles purchases at the time of the transaction. Payment methods vary by market and may include direct debit from bank accounts, credit and debit card or digital wallets.
In a Pay in Full transaction, we charge the merchant a fee after a successful transaction and the consumer pays no fee. In the fourth quarter of 2025, Pay in Full represented 10% of our GMV.
•Pay Later. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. The most common version of Pay Later is Pay in 30, where the consumer pays 30 days after purchase. We also offer Pay Later as Pay in “N,” which allows the consumer to split their purchase into multiple installments which begin with a first payment when a purchase is initially made. The most common installment plans are Pay in 3, when installments are paid every 30 days, or Pay in 4, when installments are paid every 14 days. All of our Pay Later products are designed to be fee- and interest-free for the consumer. As a result, Klarna pays the merchant on behalf of the consumer when the order is placed and, generally, our consumers do not pay a fee or interest, with our fees being generated from merchants who offer the payment method.
In a Pay Later transaction, we charge the merchant a fee after a successful transaction, and the consumer pays no interest on the deferred or installment payments unless the consumer chooses to utilize one of our payment flexibility features. In the fourth quarter of 2025, Pay Later represented 78% of our GMV.
•Fair Financing. Fair Financing allows consumers to pay for their purchase over a longer duration, which ranges from three to 48 months.
In a Fair Financing transaction, we charge the merchant a fee after a successful transaction. In addition, consumers typically pay interest for this payment method. In the fourth quarter of 2025, Fair
Financing represented 12% of our GMV.
Advertising Solutions
Our commerce solutions have enabled us to build a highly differentiated advertising solution based on the close relationship we maintain with our consumers and merchants and the vast amounts of data they entrust to us.
•Sponsored Search. Sponsored search allows merchants to reach consumers with intent. Sponsored search allows merchants to pay for premium placement of their products in consumers’ search results.
KLARNA GROUP PLC103
•Affiliate Program. Merchants can partner with Klarna as a premium publisher to place shoppable inventory in front of high-intent Klarna consumers. For example, we offer a dedicated shelf, which is a full carousel in a consumer’s home feed for a merchant to promote various products.
•Brand Ads. Brand ads are delivered via a programmatic advertising ecosystem (i.e., automated process of buying and selling digital advertising through the use of programmatic software) in which we partner with third-party providers that connect us to advertisers. As a publisher, Klarna offers access to ads inventory, which is the total amount of ad placements or ad space a publisher has available for advertisers to purchase, and consumer audiences, which drives awareness and traffic for advertisers. We also partner with third-party providers, such as advertising supply-side platforms, to scale beyond our current merchant reach.
We generate advertising revenue from fees we collect from merchants using our advertising solutions.
Typically, fees from sponsored search and brand ads solutions are charged using a cost-per-click and cost-per-mille (i.e., cost per thousand impressions) fee rate, respectively. Fees from our affiliate program are based on a cost-per-action or a cost-per-click rate or the merchant pays a flat fee for the entire campaign. In the year ended December 31, 2025, we recognized advertising revenue of $190 million in the aggregate from our affiliated program, sponsored search and brand ads solutions.
Digital Retail Banking Solutions
•Klarna Balance. Consumers can hold a positive monetary balance with Klarna by using our Klarna balance solution. They can also add money and withdraw money, settle existing Klarna debt or receive refunds or cashback (currently, up to 10% when shopping using the Klarna app).
Klarna balance also offers additional features in select markets, such as flex accounts, which are sub-
accounts that allow consumers to compartmentalize money and create savings goals, and fixed-term accounts, which are savings accounts at market-leading higher interest rates.
•Deposit and Savings Accounts. Consumers in geographies where we offer deposit accounts can hold a variety of accounts, including fixed-term deposits, savings and bank accounts. We focus on providing secure, easy-to-access and cost-effective savings solutions.
•Financial Insights. Consumers can manage their personal finances through the Klarna app. We offer insights into spending patterns and behavior over time. For example, consumers can view reports that show spending by category, and analyze their spending activities in comparison to their saving activities.
Based on these insights, consumers can set a monthly budget and a personal limit on their Klarna spending to help them stay within their budget.
We do not charge fees for utilizing our digital retail banking solutions. However, we may earn interest income on consumer funds deposited with us.
Channels
Consumers and merchants connect to our network through a number of different channels. Our payment methods are offered in these channels.
•Klarna Payments. Klarna payments allows merchants to add Klarna as a payment method to their online checkout, on our website or the Klarna app. Merchants can choose how they integrate with Klarna payments—directly through our API or via their preferred platform, such as one of our partner PSPs.
•Klarna App. The Klarna app creates one holistic commerce destination experience for consumers.
It also presents merchants with a single streamlined location to reach our consumers. Merchants can reach our consumers with shoppable inventory, stores that link to their own websites and relevant advertisements, all within the Klarna app.
KLARNA GROUP PLC104
Consumers can also request a virtual one-time card within the Klarna app, browser extension or website or pay with our payment methods at any online or physical store that accepts Visa. Consumers check out with the merchant as if they were using any other Visa card and then receive a payment plan with Klarna, which they can manage on the Klarna app. With a one-time card, consumers can use our payment methods at almost any merchant.
•Klarna Card. The Klarna card allows consumers to access our payment methods in any physical store or online setting without the need for merchant integration to the Klarna network. The Klarna card differs from a traditional credit card in that it allows consumers to choose any of Klarna’s payment methods at the time of each transaction, offering differentiated flexibility and choice. The Klarna card has no annual or other ownership fee and customers are not charged interest on their purchases made with our Pay Later payment option or foreign exchange fees when using the Klarna card abroad. The Klarna card is available virtually and physically, and can be used with Google Pay and Apple Pay. The Klarna card is available today in Sweden, Germany, the U.K. and the United States.
•Apple Pay and Google Pay. Apple Pay users in the United States and the U.K. have access to Klarna’s flexible payment options, including Pay Later and Fair Financing, while Google Pay users can access them in the United States. This integration makes our solutions even more accessible to consumers as they now can make purchases using Klarna directly on an iPhone,  iPad or another mobile device, in the Klarna app and online with Apple Pay or Google Pay.
•Klarna In-Store. Klarna in-store provides a seamless, flexible and consistent payment experience designed for physical stores. All of the payment methods available online can be offered in-store.
Membership Program
We launched a membership program in conjunction with the Klarna Card offering. During the Klarna
Card sign-up process, consumers can choose between four membership tiers—Core, Plus, Premium, or
Max. Benefits vary by plan and may include up to 2% cashback on debit purchases, access to selected third-party subscriptions, travel and purchase protection, exclusive offers, and dedicated customer support. Depending on usage and tier, the combined value of these benefits can be significant over the course of a year.
As consumers increasingly seek flexible and cost-effective ways to manage their spending, Klarna’s membership model is designed to meet these evolving preferences by combining everyday payment functionality with added value services in a single offering.
Commerce Features
We offer multiple commerce features for consumers and merchants throughout the commerce journey.
•Personalized Inspiration. We present consumers with an AI-powered shopping feed organized into sections filled with merchant-specific stores or products categorized by type, key trends or deals. Our shopping feed typically includes relevant advertisements as well. In 2024, this feature had an eight times higher click-through rate than ads displayed on a leading social media platform (based on our internal data and industry information collected by Filip Konecny), and from December 2023 to November 2024, generated more than 950 million impressions. We believe that personalized, curated advertising offerings are critical to effectively drive merchant success as more consumers become tired of intrusive and inefficient online ad campaigns. In 2024, 31.5% of internet users worldwide reported using an ad blocker, according to Backlinko.
•Product Search and Price Comparison. Our search functionality is designed to assist consumers in finding the perfect product and address the many deficiencies of the on-site search experience of online retailers. According to Nosto, leading retailers surveyed across North America and the U.K. attribute approximately 39% of all traffic bouncing (i.e., shoppers leaving immediately) to poorly performing search
KLARNA GROUP PLC105
features and shoppers failing to find relevant products. For example, 44% of shoppers reported that it took at least three minutes to find the product they need in the search results. In the search for the right product, sponsored adds are often prioritized over more helpful and relevant search results. For example, in the fourth quarter of 2021, shopping adds accounted for 59% of all clicks on Google paid advertising.
Our consumers can search for specific products by using the search field or filters on the “Shop” tab of the Klarna app. Our search field or filters explore inventory across multiple merchants so that consumers are not confined to a single merchant’s inventory, allowing them to explore a wide range of products seamlessly. In December 2024, there were on average more than 91 million products available for search on the Klarna app every day, an increase of more than six times year over year.
We also provide a price comparison tool that tracks the price history of any item, showing how the price of any item has fluctuated over time. This tool empowers consumers with the information they need to decide whether to buy now or wait for a better deal.
We also provide rich product content within our search results, including reviews and shipping information. All of these features help consumers make informed purchase decisions.
•Cashback Offers and Merchant Deals. We offer multiple ways for consumers to save while shopping on our network. We present cashback offers on certain purchases. We utilize cashback strategically to boost Klarna app shopping frequency and volume. Unlike many other cashback and loyalty programs, our cashback system is straightforward—all cashback earned is reflected on our consumer’s Klarna balance as cash that can be used at any of our merchant stores. We believe that this simplicity encourages our consumer to take advantage of more cashback offers, which contributes to the continued use of our
Klarna balance solution.
We also present merchant deals to help consumers take advantage of discounts. Deals are merchant-
funded discounts that merchants offer our consumers to increase conversion and drive sales. Some of our past campaigns have led to an increase in incremental GMV by up to 200% during the promotional period and have also increased new customer acquisition for our merchants.
•Wish Lists. Consumers can save products, buy again, create collections and continue shopping in a single convenient location with their wish list. These wish lists can be shared among consumers.
Consumers creating wish lists provide us with strong intent signals about their future purchases. Wish lists are also an integral part of the modern e-commerce for many consumers. For example, as of the third quarter of 2023, approximately 39% of consumers used wish lists to save products they wanted to purchase later, compared to 12% of consumers, who used shopping carts for that purpose, according to
Bizrate Insights. In 2024, every day there were on average approximately 31 thousand products saved on the Klarna app and approximately 10 thousand price drop alerts sent. In 2024, our consumers saved approximately 42.5 million items to their collections.
•Loyalty Cards. We provide consumers a single place to store and access digital loyalty cards. This provides a streamlined way to collect points at consumers’ favorite stores.
•Delivery Tracking, Returns and AI-Enabled Support. Delivery tracking allows consumers to track their orders in the Klarna app, which provides status updates and live tracking of package location. Tracking gives consumers increased visibility and control over their deliveries.
Consumers can also begin a return and track return status on the Klarna app. We provide customer support, enabled by our AI capabilities, for the returns process and for a number of other consumer inquiries that may appear throughout the commerce journey as well.
•Klarna Memberships. Klarna Memberships, our subscription program, allows consumers to choose between four membership tiers—Core, Plus, Premium, or Max. Benefits vary by plan and may include up to
2% cashback on debit purchases, access to selected third-party subscriptions, travel and purchase
KLARNA GROUP PLC106
protection, exclusive offers, and dedicated customer support. Depending on usage and tier, the combined value of these benefits can be significant over the course of a year.
•On-site Messaging. On-site messaging allows merchants to promote Klarna as a payment method during the consumers’ commerce journey. Merchants are able to inform shoppers about promotions, credit availability and the option to use Klarna as a payment method. This is a highly effective method to increase conversion.
•Express Checkout. Express Checkout helps merchants increase conversion and minimize cart abandonment. Express Checkout pre-fills consumers’ details at checkout, creating a faster, more enjoyable shopping experience. Express Checkout is available to all merchants who use Klarna Payments and can be placed at any step of the checkout journey, for example, at product pages or in the shopping cart.
•Sign in with Klarna. Sign in with Klarna allows users to quickly sign up or sign in to a website or application using their existing Klarna account. This eliminates the need for passwords and offers a pre-
filled checkout, which saves time for consumers and enhances conversion rates for merchants.
•Klarna Merchant Portal. Klarna Merchant Portal provides merchants, including H&M and Sephora, valuable business intelligence and analytics. Merchant tools include daily sales overviews, summary high priority to-do lists, a view of both online and in-store sales, the ability to fulfill multiple orders on the go with a single click, summarized consumer disputes in one place, customized settlement reports to best suit merchants’ chosen accounting system and immediate answers via Klarna’s Help tool, which is available 24/7 via chat, phone or email.
Consumer Credit Underwriting
Some of our payment methods, including Pay Later and Fair Financing, involve extending consumer credit. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. Fair Financing allows consumers to pay for their purchase over a longer duration. We have designed our short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs. Rather than targeting a specific credit segment, our underwriting processes aim to responsibly provide our credit products across a broad customer base.
To that end, we operate an ML-enabled, high-frequency, large-scale, real-time underwriting process. We target smaller-ticket transactions with a risk framework that we believe offers a more limited, standardized credit range (compared to traditional multi-product banks) and minimizes counterparty and consumer credit exposure. Our goal is for our consumer credit portfolio to be resilient during volatile economic conditions.
Historically, we have been able to improve our operating results and expand our transaction margin dollars following each new market launch. As markets mature, returning customers increase, leading to more frequent use. Higher frequency has driven increased scale, which improves the data we use to underwrite, reducing losses for both new and existing consumers. This approach has led to decreasing operating losses and allowed all 10 markets that we launched before 2020 to generate positive transaction margin dollars in year ended December 31, 2025.
Consumer Credit Underwriting Process
We undergo a five-step consumer credit underwriting process. The entire process is automated and takes place in real time as consumers navigate through checkout:
(1)Identification. We seek to understand if the consumer is new to Klarna. Using a combination of internally built identification models, external data and common practice authentication tools, we match consumers’ inputs to our internal databases of existing consumers.
KLARNA GROUP PLC107
(2)Policy Rules. We seek to understand what types of credit we can extend to the consumer. We maintain comprehensive credit and fraud policies, which determine product eligibility, such as total debt limits, restrictions against lending to consumers with a history of fraud and abuse, restrictions against lending to consumers in default and age restrictions.
(3)Risk Scoring (ML-Based Model). We seek to understand the consumer’s creditworthiness. We assess the consumer’s probability of default based on transactional data, consumer data (internal purchase and payment history) and credit bureau data and utilize external factors such as merchant data.
(4)Debt Limits and Real-Time Unit Economic Decisions. We seek to understand if lending to a consumer is aligned with our risk appetite.
(5)Decision. We assess transaction fraud risk and issue a final credit decision separately for each transaction. The final credit decision is determined based on our credit risk model score, the consumer’s total Klarna debt relative to transaction limits and other defined rules such as income, affordability or certain high-risk merchant categories.
Dynamic Underwriting
Our underwriting model is dynamic, optimized for sustainable lending that puts the consumer first. This compares to the more traditional credit card-based underwriting that is typically done only once when a consumer signs up for a credit card and is designed to maximize profitability for the lender.
Our underwriting is defined by:
•Real-Time Consumer Data. We build real-time views of a consumer’s financial situation when underwriting, by combining credit bureau data, internal insights and open banking data.
•Underwriting Decision for Every Transaction. For every purchase, we make a new real-time underwriting decision and fraud assessment. We utilize advanced proprietary decisioning capabilities that leverage our vast data sets, dynamic API calls, early abuse detection and pattern recognition.
•Small First Purchase Capacity and Gradual Increases. New consumers start with a small spending capacity, which increases gradually subject to repayment history. Accounts are frozen if payments are missed.
•Clear Repayment Terms That Promote the Ability to Repay. We provide consumers clear repayment terms that are fixed and short-term. We also do not allow consumers to borrow in cash or withdraw money from an ATM.
As we process more transactions, our credit models continuously improve to achieve increased performance in credit modeling and scoring. The predictive accuracy of our models is demonstrated by a notable improvement in our Gini score over time. In the credit scoring context, a Gini score is a scale of predictive power from 0 to 1, with a higher Gini score indicating higher predictive power. For example, in the United States, our Gini score improved from 0.36 in 2019 to 0.78 in the fourth quarter of 2025, while also representing a significant advantage over the models used by credit bureaus such as VantageScore
4.0, which had a Gini score of 0.43 in the fourth quarter of 2025, according to our credit scoring model. As a result, our Gini score in the United States, where we expanded in 2019, approached a similar level to our
Gini score in Germany, one of our most mature markets, showing the increased predictive power of our models as we mature our presence and operations in a new market.
Our high credit modeling and scoring performance allows us to responsibly extend credit to consumers with different credit scores while maintaining the quality of our loan portfolio. For example, in the United States and the United Kingdom, our financing products are used by a broad customer base that includes consumers with both subprime and super prime credit scores (as defined by the VantageScore
4.0 and Experian methodology commonly used in those markets, respectively). At the same time, our loan-
KLARNA GROUP PLC108
weighted average consumer credit score in those markets in 2025 qualified as near-prime and prime, respectively. We also expect that, as we continue to expand our consumer base and further mature our operations in these markets, in particular the United States, the weighted average credit score of our consumers will further increase, in line with our most mature markets, including Sweden and Germany. In addition, our geographical diversification adds further resilience to our underwriting model as our loan portfolio is not heavily concentrated in a single market. For example, in the year ended December 31, 2025,
Germany and the United States represented 32% and 21% of our GMV (which is closely tied to our loan portfolio distribution), respectively, with Sweden and the United Kingdom accounting for 13% and 12%, respectively.
________________
•Gini score indicates the model’s discriminatory power, namely, the model’s effectiveness in differentiating between “bad” borrowers, who will default in the future, and “good” borrowers, who will not default in the future. Our Gini score above was calculated for our Pay in 4 payment option
(for the United States) and our Pay Later payment option (for Germany).
•*U.S. Benchmark Gini is calculated using the VantageScore 4.0 model. German Benchmark Gini is calculated using the Schufa Bank 3.0 model.
Effectively Steering Credit Risk
In addition to our dynamic credit underwriting model, the diversification of our credit portfolio and the short duration of loans on our balance sheet contribute to our low credit loss rates as compared to the industry averages in the United States.
KLARNA GROUP PLC109
We maintain a diversified portfolio of loans with principal balances across multiple industries and markets. As of December 31, 2025, we made our financing solutions available in 26 markets to our 118 million active Klarna consumers. This results in diversification across markets and merchant segments.
The charts below show the breakdown of our GMV across various markets and verticals which contributes to the diversification of our revenue sources and loan portfolio.

Diversified Across Markets...

Germany
US
Sweden
UK
Netherlands
Norway
Austria
Finland
Other

...and Diversified Across Merchant Segments

Apparel & accessories
Travel
Leisure
Events & services
Food & beverage
Health & beauty
Home & electronics

Our average order value (“AOV”) in the year ended December 31, 2025 was 103, our average balance per active Klarna consumer was $124 (Pay in Full: $0; Pay Later: $120 Fair Financing: $393). Our consumers typically purchase low-value, everyday items with our financing products, which contributes to our ability to manage credit risk given limited potential losses upon consumer defaults. During in the year ended
December 31, 2025, 86% of our orders were $500 or less.
Distribution of Consumers per Average Order Value in the Year ended December 31, 2025

USD
44%
42%
10%
4%
0%
0-100
100-500
500-1k
1-5k
5k+

KLARNA GROUP PLC110
We also leverage our short-duration balance sheet to quickly react to market changes. In the year ended December 31, 2025, based on contractual repayment schedules, the weighted average life (WAL) of our loans was approximately 39 days (27 days for Pay Later and 109 days for Fair Financing), compared to a typical loan duration of more than five years for a typical Nordic bank in 2024 (according to publicly available information) and an average of 2.9 years for a typical U.S. personal bank loan in 2022 (according to the U.S. Federal Reserve). In the year ended December 31, 2025, 84%  of our loans were three months or less in duration, and 97%  of them were one year or less. This allows us to swiftly adjust our portfolio risk profile. For example, if we decided to implement changes in the underwriting process, as of December 31,
2025, it would only take two months to renew 79% of our loan portfolio.
Time to Renewal

Remaining balance
New balance
100%
75%
50%
25%
0%
% of Loan Portfolio
0
10
20
30
Age in Months

At the start of the COVID-19 pandemic and before the effects of the pandemic on the e-commerce industry were known, we implemented changes to our underwriting process in light of the expected macroeconomic distress. The first changes were adopted in just three days and were designed to lower our risk exposure with respect to new consumers in the United States, a market that we entered a year before. As a result of those changes, from March to April 2020, our approval rates for the Pay in 4 payment solution in the United States decreased by 10 percentage points from 67% to 57%. The results were immediate—our credit losses for our March 2020 purchase cohort to our April 2020 purchase cohort decreased by 60%, despite record high unemployment rates. We implemented similar changes in the U.K.,
Germany, the Nordics and the Netherlands. As a result, our credit losses in those markets in 2020 decreased by 20% year over year while our GMV decreased by just 3%.
Our Technology
Our global network is built on an AI-powered single cloud native platform. Our technology platform connects to the many constituents of our network—including consumers, merchants, PSPs, affiliate networks, credit bureaus and banks—to create a seamless user experience. Our platform uses our data advantage to deliver streamlined payments, intelligent underwriting, card issuing, open banking, targeted ads and personalized discovery. Key attributes of our technology platform include the following:
KLARNA GROUP PLC111
Fraud Detection and Monitoring Capabilities
We continuously work to prevent, identify and mitigate fraudulent activity. We use a new class of ML models purpose-built to detect credit abuse and digital fraud. Key inputs to our anti-fraud models include:
•Proprietary Risk Engine. Our sophisticated in-house risk engine is built on data collected over the last 20 years of operations. When a consumer attempts a purchase, we check over 100 data points as well as third-party vendors for verification.
•Identity Checks. We verify the identity and addresses of all our consumers against external data sources, as well as conduct credit checks. Where we do not have sufficient data or cannot receive sufficient confirmation from our independent data providers, we reject transactions.
•Authentication Checks. We require further authentication checks for certain higher-risk purchases, where we request additional identity verification information using methods such as knowledge-based questioning.
Merchant Risk Management
Merchant counterparty risk primarily arises when we act as a payment facilitator and assume the responsibility of refunding consumers if the merchant does not fulfill its contract with the consumer. Our technology models leverage our access to significant amounts of data to help manage merchant risk. We monitor merchant exposures against daily risk limits and take action where appropriate to ensure exposures remain within established risk appetites. We can mitigate exposures through payment delays, rolling reserves, insurance and withholding payments.
Ease of Integration
Our technology platform is designed with flexibility and ease of use to make integration as effortless as possible.
•API Connectivity. We provide a single API for merchants and partners to seamlessly connect to our network through various channels, such as Klarna Payments and Klarna In-store. For merchants, Klarna API provides a simple and flexible way to initialize, authorize and manage payments. Payment service providers can also use our API to enable Klarna as a payment method for multiple merchants.
•Mobile Software Development Kit (“SDK”). Our mobile SDK is the best way to integrate Klarna’s payment methods into mobile apps. The mobile SDK offers a seamless and straightforward way to render individual payment methods through our various channels, including allowing consumers to pay with
Klarna Payments, enabling on-site messaging or gaining access quickly to any number of our other merchant solutions.
•Platform Partnerships. We maintain a robust partner ecosystem that helps merchants and other partners connect to our network. For example, we partner with other payment providers, e-commerce enablement platforms, in-store solution providers, marketing software providers and numerous other partners all of which help their own customers become Klarna merchants.
Our global network thrives on data-driven insights. We aggregate and analyze significant volumes of data to optimize consumer and merchant experiences.
Our technology platform is:
•Flexible and Fast. ML decisions typically have less than one second latency, ensuring that our decision-making is quick and efficient for our consumers and merchants.
•Reliable. In the year ended December 31, 2025, our technology platform had 99.979% uptime on average, ensuring that our networks’ services remained virtually always available.
KLARNA GROUP PLC112
•Scalable. We continuously deploy new updates—with an average of over 80,000 new monthly deployments in the year ended December 31, 2025—to keep our platform at the forefront of innovation and user needs. Our single technology platform powers our business globally. Every product we bring to market can be launched globally with only limited local adaptations required.
•Intuitive. The intuitive nature of our technology makes it easier to onboard new engineers.
•Secure. Security is paramount. We aim to identify and patch known vulnerabilities within days of being identified, ensuring our integrations are not only fast but also secure and compliant with industry standards.
Sales and Marketing
We believe our global, universally recognized and well-loved brand is central to our sales and marketing strategy.
Our brand is defined by culture, personalization, human connection and purpose, and we believe these characteristics allow it to resonate deeply with consumers. We use global multimedia campaigns and celebrity partnerships, such as with Snoop Dogg and Paris Hilton, to enhance our brand.
We use additional marketing strategies to attract consumers and merchants, including Klarna app messaging, digital campaigns across search engines, social media presence across multiple platforms and promotions to incentivize consumers to increase their engagement on our network. Many merchants onboard the Klarna network using our self-serve capabilities. We also operate a global dedicated sales team that identifies, onboards and supports merchants, including those who advertise with us.
Our powerful go-to-market strategy is complemented with partnerships that extend our reach to merchants, such as our deep integration with PSPs. For example, by making Klarna a default payment method at partners like Stripe, Adyen and Worldpay, we plan to make Klarna available at thousands of more merchants.
Our Consumer and Merchant Support
Customer Support
Our customer support provides assistance to consumers at every step of their commerce journey, including help with purchases, account management, returns and merchant disputes. We provide instant support in any language, callback functionality through the Klarna app and live chat 24/7.
AI is central to our efforts to continuously streamline customer support. Our AI assistant enhances the shopping and payment experience for our consumers by managing tasks like customer service, refunds, and returns. Since we launched our AI assistant in February 2024, it has achieved the same consumer satisfaction as human agents (according to internal consumer satisfaction surveys), resolved issues more accurately than human agents, reduced repeat inquiries by 25% (based on the number of repeat inquiries before and after the launch of our AI assistant) and resolved queries in two minutes compared to 12 minutes on average for human agents, as of September 2024, based on our service chat log data. We plan to continue to leverage our AI assistant to improve customer support.
Merchant Support
Our merchant support team assists merchants across our solutions, including onboarding and sales management help. We also offer merchants support in their interactions with consumers. For example, we help them market products and manage orders. Much of this Klarna-facilitated customer support is provided in the Klarna Merchant Portal.
KLARNA GROUP PLC113
We also maintain a merchant-focused website with a list of responses for the most frequently asked questions to facilitate self-support. If merchants cannot find the information they seek on that website, we also offer multi-channel merchant support, including online chat as well as email and phone communication.
Our Employees, Culture and Values
Klarna’s culture is built on integrity, inclusivity and a commitment to our contributors, consumers and merchants. We take pride in our diverse team of employees who are located in offices across three continents and represent more than 100 nationalities.
We strive to unlock the full potential of our employees to drive our success. Key attributes of working at Klarna include:
•Supportive Team Dynamics. We promote positive and collaborative work environments.
•Autonomy and Trust. We empower employees with independence and trust from their leads, which fosters role autonomy.
•Impactful Work. We enable meaningful contributions from our team and encourage our employees to embrace challenging tasks for their own professional growth.
•Recognition and Appreciation. We value employee contributions through recognition, awards and competitive compensation.
•Supportive Leadership. We provide constructive feedback and clear expectations on development.
•Clear Organizational Goals. We ensure a working environment of open dialogue, transparency and alignment with company objectives.
Klarna’s culture is foundational to our success, driven by ethical values, inclusivity and employee well-
being. We foster a supportive environment such that our employees thrive and significantly contribute to our achievements.
As of December 31, 2025, 2024, and 2023, we had approximately 2,831, 3,422, and 4,352 full-time employees, respectively. The reduction in the number of full-time employees resulted from our strategic decision to reduce our overall headcount and drive operational efficiency by leveraging AI in our business and focusing on what really matters to our mission. We expect the number of employees to continue to decrease in future periods.
As of December 31, 2025, over 1,500 of our positions, or approximately 53% of our entire organization, were engineering and data science positions.
As of December 31, 2025, 1,166 and 530 of our employees in Sweden and Germany, respectively, were affiliated with labor unions and workers councils, respectively. We believe we have a constructive relationship with these organizations, and we have not experienced a material strike, work stoppage or disputes leading to any form of downtime.
Competition
The markets in which we operate are competitive and evolving rapidly, including with respect to consumer preferences and regulatory landscape. Our network connects consumers and merchants with comprehensive payment and advertising solutions across multiple markets in Europe, North America,
Australia and New Zealand.
KLARNA GROUP PLC114
As a result, depending on the market and a particular product or solution, our network may compete with any of the following:
•Alternative payment methods, such as credit and debit cards—including those provided by card-
issuing banks such as J.P. Morgan Chase, Citibank, Bank of America, HSBC, BNP Paribas, Barclays, Credit
Agricole, Santander or American Express—and payment networks such as Affirm, Block or PayPal;
•Traditional credit card networks, such as Visa, Mastercard, American Express, Capital One or
Discover;
•Neobanks, such as Revolut or NuBank;
•“Buy now, pay later” solutions, such as AfterPay; and
•E-commerce platforms with merchant enablement solutions, including advertising solutions, and integrated payment capabilities, such as Shopify, Amazon or Walmart.
We believe the key competitive factors in our market include:
•product and solution quality, for both consumers and merchants;
•operating efficiency;
•early adoption of AI;
•engineering talent;
•brand recognition;
•security and trust;
•our technology platform; and
•our regulatory authorization portfolio.
Our ability to innovate quickly further differentiates our platform from our competition. We believe we are positioned favorably when seeking to attract consumers because we provide consumers with more relevant and more convenient commerce experiences. We also compete for merchants and believe we provide merchants with better consumer acquisition, drive higher AOV and increase conversion, all while providing them the ability to control their brands.
See “Risk Factors—Risks Related to Our Business and Industry—We operate in an industry of substantial and increasingly intense competition and may be unable to compete successfully.”
Regulatory Environment
We operate in a complex and rapidly evolving regulatory environment. As a result, we are subject to extensive regulation, both directly and indirectly (e.g., because of our relationships with bank partners, including originating bank partners such as WebBank, PSPs and card networks), in various jurisdictions, including the EU, the United States and the U.K. These laws and regulations cover multiple aspects of our business and operations and include, among others, banking, lending and financial services laws, consumer protection laws and privacy laws. They also impact our contractual relationships and obligations. We could become subject to additional legal and regulatory requirements following future changes to the applicable regulatory regime in jurisdictions in which we presently operate or may operate in the future and/or as a result of entering into new geographies or introducing new products, solutions or services. Such new requirements may require us to obtain additional regulatory approvals or licenses,
KLARNA GROUP PLC115
such as for lending, brokering, servicing, collections or money transmission. Our bank partners, including originating bank partners, also operate in a highly regulated environment, and many laws and regulations that apply directly to our bank partners are directly and indirectly applicable to us as a counterparty or a service provider to our bank partners.
Our payment options and consumer lending solutions are relatively novel and must comply with regulatory regimes applicable to consumer credit transactions, electronic money transactions and payment services. The regulatory framework applicable to us and our bank partners is evolving and uncertain as supranational bodies and national, federal and state governments consider the application of existing laws and adoption of new laws to regulate these structures. Certain banking laws and regulations apply to Klarna Bank, our banking subsidiary that holds a banking license in Sweden and passports it to other markets in the EEA, and its branches and subsidiaries, and may also apply to WebBank and our other bank partners, including those with whom we may seek to partner in the future. In addition, we continue to monitor the impact changes in U.S. government policies and priorities over the past 12 months will have on our business going forward. These include continued reforms of trade tariffs, immigration reform and changes at the agencies that regulate us or our banking partners, including the modification, rescission, withdrawal or changes to the approach and enforcement of, rules and guidance relating to business models like ours. We have policies and procedures in place to help us navigate the various and changing regulatory environments in which we operate, with the goal of managing the long-term viability and flexibility of our business model, including the manner in which we rely on bank partners. As such, we have established a business model pursuant to which we may originate loans directly through our network under our banking, lending, servicing and brokering licenses across various jurisdictions, and we may also purchase loans originated by our originating bank partners through our network.
For more information on the risks relating to our regulatory environment, see “Risk Factors—Risks
Related to Our Regulatory Environment.”
Banking Regulation
Regulatory capital and liquidity requirements
We are subject to extensive capital adequacy and liquidity requirements, including, among others, the
Basel III framework (including its recent reforms referred to  as “Basel IV”), CRD V and CRR. CRD V and CRR are supplemented and complemented by a set of binding technical standards developed by the EBA. The capital adequacy framework specifies minimum amounts and types of capital—CET1 capital, AT1 capital and Tier 2 capital—that we need to maintain (Pillar I of the Basel III framework) sets forth rules for the internal capital adequacy process and internal liquidity adequacy assessment process (“ICLAAP”) as well as the supervisory review and evaluation process (Pillar II of the Basel III framework), and specifies regulatory disclosure requirements (Pillar III of the Basel III framework). The minimum amount of regulatory capital that we must hold is primarily determined based on our risk-weighted exposure amounts, which consist of on-balance sheet assets and off-balance sheet exposures weighted according to their associated risk. These requirements are supplemented by certain capital buffer requirements. .
In addition to capital adequacy requirements, Klarna is subject to regulatory liquidity and funding requirements. These include, in particular, the Liquidity Coverage Ratio (“LCR”), which requires us to maintain a sufficient buffer of High Quality Liquid Assets to withstand a severe 30-day liquidity stress scenario, and the Net Stable Funding Ratio (“NSFR”), which is intended to ensure that our assets are funded with a sufficient amount of stable funding over a longer-term horizon.
Capital adequacy requirements consist of the following components:
•Pillar I minimum regulatory requirement for credit, credit valuation adjustments, market and operational risks;
•Pillar II capital requirement for other risks not covered by Pillar I;
KLARNA GROUP PLC116
•Capital conservation buffer of 2.50% of our risk-weighted exposure, designed to allow us to remain a going concern during times of severe financial distress;
•Countercyclical capital buffer of 0.00 to 2.50% of our risk-weighted exposure, designed to allow us to build up capital during favorable business conditions, set quarterly by the SFSA; and
•Any Pillar 2 requirement that may be communicated by supervisory authorities, intended to address risks that are not sufficiently covered by other regulatory capital requirements.
In addition, we may be required to hold additional capital  following internal capital stress tests conducted in accordance with the ICLAAP.
Klarna is also subject to a capital requirement based on a leverage ratio, which is calculated based on total on-balance sheet assets and certain off-balance sheet exposures and does not take risk weights or capital buffer requirements into account. In addition, supervisory authorities periodically communicate a guidance, indicating their supervisory expectation for Klarna’s minimum capitalization. While this is not considered a binding requirement, failure to maintain capital equal to the Pillar 2 Guidance may trigger supervisory measures including increased capital requirements.
The capital adequacy calculations are conducted for Klarna Bank and on a consolidated basis in accordance with applicable regulations. See “Management’s Discussion and Analysis of Financial
Condition and Results of Operations—Regulatory Capital Requirements” and Note 3 to our audited consolidated financial statements included elsewhere in this filing for more information on our capital adequacy analysis. We are obligated annually to prepare and publish risk management and capital adequacy reports in accordance with CRR and applicable regulations of the SFSA as well as the EBA guidelines. As a result of these requirements, we are required to monitor and manage our asset composition and balance sheet more generally to ensure that we continue to meet the minimum capital adequacy and liquidity requirements. Any failure to meet such requirements could result in one or more of our regulators placing limitations or conditions on our operations or growth initiatives, which could affect our brand and reputation as well as customer and investor confidence, increase our funding costs, or limit the ability of our regulated subsidiaries to distribute funds to us or our ability to pay dividends in the future on our ordinary shares.
Bank recovery and resolution regime
We are subject to the EU special resolution regime for credit institutions established by BRRD. BRRD requires EU credit institutions, including Klarna Bank, to prepare and maintain recovery plans specifying steps to be taken to restore the long-term viability of the credit institution in the event of a material deterioration of its financial condition. Credit institutions are also required under BRRD to meet the MREL
Requirement determined by the relevant resolution authority, which in Sweden is the Swedish National
Debt Office (Riksgäldskontoret), acting in accordance with the Resolution Act. BRRD also contains several resolution tools and powers which may be used by the applicable resolution authority under certain conditions. Such tools and powers (which may be used alone or in combination with others) include, among others, a general power to write down all or a portion of the principal amount of, or interest on, certain eligible liabilities, whether subordinated or unsubordinated, of the institution in resolution and/or to convert certain unsecured debt claims, including senior and subordinated notes, into other securities, which could then also be subject to the general bail-in provisions. This means that most of such institution’s debt is subject to bail-in provisions, except for certain classes of debt, such as certain deposits and secured liabilities. Under the Resolution Act, the resolution authority furthermore has the power to take control of the credit institution in distress and, for example, facilitate its sale to private investors or to a publicly controlled entity pending a private sector arrangement. Such actions of the relevant resolution authority can be taken without any prior shareholder (or other) approval. The MREL
Requirement includes a minimum Pillar 1 subordination requirement for systemically important institutions.
Because Klarna Bank is not classified as a systemically important institution by the Swedish National Debt
Office, our MREL Requirement is currently lower than our applicable capital adequacy requirements.
KLARNA GROUP PLC117
However, there can be no certainty that Klarna Bank will not be designated a systemically important institution in the future and thereby become subject to a higher MREL Requirement. As a result of these requirements, we must continuously monitor the growth and complexity of our products and services to ensure that we maintain the capability to prepare and execute a recovery plan in the event of a material deterioration of our financial condition.
Regulatory Supervision
Banking license requirements and regulatory supervision in Sweden
Klarna Bank operates as a Swedish banking association and is licensed and supervised by the SFSA under the Swedish Banking Act. We utilize the EU-established passporting system for banks and financial services companies to provide banking or payment services in other EEA member states under our
Swedish banking license, and as such, are subject to various requirements, including a requirement to maintain our banking license in Sweden. Our banking license has no expiration date. However, it can be revoked by the SFSA in certain circumstances. As a Swedish bank, we are required to provide payment services through general payment systems such as RIX, and accept deposits which, upon notice of withdrawal, are available to the depositor no later than 30 days following the notice. In addition, if we cease to carry out our banking activities for six consecutive months, the SFSA may issue a warning to us or even revoke our banking license. Further, to offer our services in the EEA under CRD IV, we must qualify as a credit institution. This, in turn, requires that we provide credit to the public. If we cease to accept deposits or provide credit to the public, we would no longer be entitled to offer our services in other EEA member states under our Swedish banking license. As a Swedish bank that operates in other EEA member states, we are subject to an expanding regulatory framework consisting of EU and Swedish laws, regulations and guidelines and, to a lesser extent, laws, regulations and guidelines adopted in other EEA member states in which we operate, including Germany, France, Spain and Denmark. Under the EEA’s
principle of home state supervision, the SFSA is our main supervisory authority and as such is principally responsible for monitoring and enforcing our compliance with applicable regulatory requirements. The
SFSA is also the head of our supervisory college that comprises our principal regulators in various geographies, including Germany and the U.K. The SFSA has a range of supervisory tools available to it for this purpose, including, but not limited to, meetings with management, desk-based reviews, making recommendations and on-site inspections, as well as the right to issue sanctions in the form of administrative fines in case of breaches of applicable laws and regulations.
German regulatory supervision
We offer financial services in Germany through Klarna Bank, German Branch. As a domestic branch of a Swedish EU credit institution, Klarna Bank, German Branch is generally subject to the supervision of the
SFSA. Only certain provisions of the German Banking Act (Kreditwesengesetz or the “KWG”) apply to Klarna
Bank, German Branch. This includes, for example, the requirement to review the creditworthiness of customers before entering into a consumer credit agreement, as well as certain reporting requirements or organizational requirements in relation to AML prevention. Similarly, any solutions, products and services that we offer in Germany on a cross-border basis are generally subject to Swedish laws, regulations and supervision, while solutions, products and services that we may offer locally in Germany, such as bank accounts, are subject to German laws, regulations and supervision. In addition, Klarna Bank, German
Branch, as a domestic branch of an EU credit institution, is subject to the requirements of the GwG.
Compliance with the GwG is supervised by BaFin. BaFin’s statutory objective is to ensure the proper functioning, stability and integrity of Germany’s financial system. As such, BaFin ensures that financial services, including payment or banking services, are provided in Germany only by appropriately licensed entities and that such entities comply with the GwG. Within its statutory mandate, BaFin is also obliged to protect the collective interests of consumers and, to that end, may issue orders to supervised institutions that are necessary to prevent or eliminate consumer rights’ abuses.
KLARNA GROUP PLC118
U.K. regulatory supervision
We offer certain financial products and services in the U.K. through our indirect subsidiary, KFSUK. In the past, we also provided financial services in the U.K. through a U.K. branch of Klarna Bank, which offered limited services under the U.K.’s supervised run-off regime until March 28, 2024. KFSUK is authorized and regulated by the FCA to conduct certain consumer credit activities, the issuance of electronic money under the Electronic Money Regulations 2011 and for the provision of payment services under the Payment Services Regulations 2017. The FCA has various statutory objectives that inform its operations and regulatory and enforcement priorities. The FCA’s strategic objective is to ensure that financial services markets function well. The FCA’s operational objectives are securing an appropriate degree of protection for consumers, protecting and enhancing the integrity of the U.K. financial system and promoting effective competition in the interests of consumers. The FCA is responsible for supervising
KFSUK’s regulated consumer credit activities, electronic money issuance and payment services. In exercising its supervisory functions, the FCA follows a preemptive approach based on making forward-
looking judgments about a firm’s business model, product strategy and operational efficacy. The FCA has a wide range of supervisory tools available to it and extensive powers to intervene in the affairs of authorized firms, including, but not limited to, meetings with management, desk-based reviews, making recommendations and on-site inspections. The FCA also has various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions, (ii) suspend individuals from performing certain functions, (iii) impose restitution orders and (iv) fine, censure or impose other sanctions on firms or individuals.
Consumer Protection Laws
EU consumer protection requirements
We must comply with various EU consumer protection and payment services regimes pursuant to EU regulations that are directly applicable to us and EU directives that are implemented through national legislation, including, but not limited to, the following regulations and directives as well as any related delegated and implementing acts and guidelines from relevant EU and national authorities, each as amended through the date of this report:
•PSD2, which governs transparency and information requirements for payment services as well as respective rights and obligations of PSPs in the provision of payment services;
•Directive 2014/49/EU on deposit guarantee schemes, which establishes rules and procedures relating to the establishment and the functioning of deposit guarantee schemes, including a requirement for every credit institution to join a deposit guarantee scheme;
•CCD1, which regulates consumer credit agreements, including information requirements, interest rate and fee limits and changes;
•Regulation 2021/1230/EU on cross-border payments, which sets forth rules on cross-border payments and the transparency of currency conversion charges within the EU;
•Directive 2011/83/EU on consumer rights, which sets forth uniform standards for distance and off-
premises contracts, including information requirements and termination rights;
•Directive 2002/65/EC concerning the distance marketing of consumer financial services, which regulates marketing of financial services by means of distance communication, including online or by email;
•Directive 2005/29/EC concerning unfair business-to-consumer commercial practices in the internal market, which prohibits unfair commercial practices, including aggressive marketing techniques;
KLARNA GROUP PLC119
•Directive 2009/110/EEC on the taking up, pursuit and prudential supervision of the business of electronic money institutions, which sets forth the rules for electronic money institutions, including providers of prepaid electronic payment products; and
•Regulation (EU) 2015/751 on interchange fees for card-based payment transactions, which sets forth uniform technical and business requirements for card-based payment transactions carried out within the EU.
We are also subject to regulations and general guidance issued by the Swedish supervisory authorities, including the SCA, the Swedish Resolution Authority and the SFSA. These authorities may undertake supervisory actions to assess our compliance with applicable consumer protection laws and regulations, including investigations, administrative fines and mandated changes to our operations, services and products, including the marketing and advertising thereof, as well as internal policies and procedures.
The Swedish parliament has recently adopted a number of legislative proposals relating to the extension of consumer credit, with the goal of reducing over-indebtedness and strengthening consumer protection. The change, among others, introduce restrictions on repeated extensions of credit and caps on arrangement fees, lower interest rate caps and limit the tax deductibility of certain unsecured loans. We believe that these changes are consistent with our mission of providing fairer, more sustainable financing solutions to consumers and, as a result, do not expect that our operations will be materially and adversely affected by them.
U.S. federal and state consumer protection requirements
We are subject to various U.S. federal consumer protection regimes, both as a counterparty or a service provider to our bank partners, including our originating bank partners, and as a loan originator with respect to loans we originate directly, including, but not limited to, the following laws and regulations:
•the Truth in Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions;
•Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;
•the ECOA and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law. In addition to acts of intentional discrimination, the ECOA has been interpreted by federal regulators and courts to prohibit creditors from maintaining policies and practices that, while facially neutral, result in a disproportionate, adverse impact on applicants or consumers in protected groups. For this reason, a loan decisioning or credit scoring model must not use any variable that may be deemed a proxy for a protected characteristic such as race, ethnicity or sex. Further, the variables used in the model must be supported by documented, legitimate business justifications where the model results in a disproportionate effect on applicants or consumers of certain demographic groups;
•the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and
Regulation V promulgated thereunder, which promote the accuracy, fairness and privacy of information in the files of consumer reporting agencies;
•the Fair Debt Collection Practices Act, Regulation F promulgated thereunder and the Telephone
Consumer Protection Act, each of which provide guidelines and limitations concerning the conduct of certain creditors and third-party debt collectors in connection with the collection of consumer debts;
KLARNA GROUP PLC120
•the Gramm-Leach-Bliley Act, which includes limitations on use and disclosure of nonpublic personal information about a consumer by a financial institution;
•the U.S. Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
•the Federal Trade Commission’s Holder in Due Course Rule (the “Holder Rule”), and equivalent state laws, which require holders of a consumer credit contract to include the required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services;
•the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’
bank accounts;
•the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures;
•the Military Lending Act and similar state laws, which provide disclosure requirements, interest rate limitations, substantive conduct obligations and prohibitions on certain behavior relating to loans made to covered borrowers, which include both servicemembers and their dependents; and
•the Servicemembers Civil Relief Act and similar state laws, which allow active-duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties.
In addition, many states and local jurisdictions have consumer protection laws analogous to, or in addition to, the federal laws listed above, such as usury laws, state debt collection practices laws and requirements regarding loan disclosures and terms, credit discrimination, credit reporting, money transmission, recordkeeping, the arranging of loans made by third parties and unfair or deceptive business practices.
We are also subject to regulation by the CFPB under the Dodd-Frank Act and other acts described herein, and we are subject to the CFPB’s enforcement authority with respect to our compliance with these requirements as a facilitator, servicer, originator or acquirer of consumer credit and provider of consumer financial services. As such, the CFPB have in the past requested, and may in the future request, reports or other information concerning our organization, business conduct, markets and activities. In addition, depending on regulatory changes and further development of our network and the products and services that we offer through it, the CFPB may begin to supervise us in the future. The CFPB’s supervision will enable it, among other things, to conduct comprehensive and rigorous examinations to assess our compliance with consumer financial protection laws, which could result in investigations, enforcement actions, regulatory fines and mandated changes to our business products, policies and procedures.
The CFPB is authorized to pursue administrative inquiries, proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease-and-desist orders
(which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease-and-desist orders available to the CFPB (but not for civil penalties).
In May 2022, the CFPB issued an Interpretive Rule to clarify the authority of states to enforce federal consumer financial protection laws under the Consumer Financial Protection Act of 2010 (the “CFPA”).
Specifically, the CFPB confirmed that states can enforce the CFPA, including the provision making it unlawful for covered persons or service providers to violate any provision of federal consumer financial protection law; the enforcement authority of states under section 1042 of the CFPA is generally not subject to certain limits applicable to the CFPB’s enforcement authority, such that states may be able to bring actions against a broader cross-section of companies than the CFPB; and state attorneys general
KLARNA GROUP PLC121
and regulators may bring (or continue to pursue) actions under their CFPA authority even if the CFPB is pursuing a concurrent action against the same entity. The CFPB subsequently rescinded this interpretive rule in May 2025. Nevertheless, if the CFPB or one or more state officials find that we have violated the foregoing laws, they could exercise their enforcement powers in ways that could adversely affect our business.
In addition, the Biden administration brought an increased focus on enforcement of federal consumer protection laws and appointed consumer-oriented regulators at federal agencies such as the CFPB, the
OCC and the FDIC. It is possible that such regulators could promulgate rulemakings, initiate inquiries and bring enforcement actions that ultimately materially impact our business and the business of our originating bank partners. These regulators may augment requirements that apply to loans facilitated by our network or impose new programs and restrictions and could otherwise revise or create new regulatory requirements that apply to us or our bank partners, including our originating bank partners. For example, in
May 2024, the CFPB issued an interpretive rule that extended certain provisions of Subpart B and Subpart
G of Regulation Z to “lenders that issue digital user accounts used to access credit, including to those lenders that market loans as ‘Buy Now, Pay Later,’” which prompted us to alter the manner and format in which we provide certain lending disclosures to borrowers. The CFPB subsequently rescinded this interpretive rule in May 2025 and further announced that it would not prioritize enforcement actions under
it.
Further, we are subject to the enforcement authority of other federal, state and local governmental and regulatory authorities in analogous or similar ways as discussed above. We closely review any new or modified products and services in light of applicable consumer protection laws. To that end, we have developed policies and procedures designed to assist in this process. However, no assurance can be given that our compliance policies and procedures will be effective in all instances, if at all. We have in the past been, and may in the future be, subject to findings of breach of consumer protection requirements.
National, State and Local Licensing Requirements
We must observe applicable laws and regulations in each individual country, state, territory and province in which we operate. Certain states, provinces and localities have adopted laws regulating and requiring licensing, registration, notice filing or other approval by parties that engage in certain activity relating to consumer finance transactions, including facilitating and assisting such transactions in certain circumstances, debt collection or servicing and/or purchasing or selling consumer loans. We have engaged in discussions with regulatory agencies in various jurisdictions regarding requirements to obtain licenses from those agencies or register in such jurisdictions, including in countries or states where we have determined that we are not required to obtain such a license or be registered with the state, and we may have similar such discussions in future. In addition, we are subject to licensing requirements, supervision and examination by applicable regulatory authorities in certain jurisdictions in which we operate, and we have obtained or are in the process of obtaining necessary licenses in these jurisdictions. Licensing statutes vary from country to country and state to state and prescribe different requirements, including, but not limited to, restrictions on loan origination and servicing practices (including limits on the type, amount and manner of fees), solicitation activities, interest rate limits, disclosure requirements, periodic examination requirements, surety bond and minimum specified net worth requirements, periodic financial reporting requirements, notification requirements for changes in principal officers, share ownership or corporate control, restrictions on advertising and requirements that loan forms be submitted for review, among others. The application of country, state and provincial licensing requirements to our business model is not always clear, and while we believe that as of the date of this report we are in compliance with material applicable licensing, registration or other regulatory requirements, regulators may request or require that we obtain (or we may independently determine that we should obtain) additional
Authorizations in the future. There can be no assurance that we will be able to obtain them in a timely manner, if at all.
KLARNA GROUP PLC122
U.S. Federal and State Interest Rate Requirements and Lending Laws
We and our originating bank partners may also be subject to federal and state law interest rate limitations on personal consumer loans in the United States. Certain jurisdictions have no such limitations, while other jurisdictions impose a maximum rate on such loans. In addition, the applicable maximum interest rate may vary based on the location of the transaction parties, the nature of the transaction, the status of the borrower (e.g., military service member) and other factors. If any of the loans facilitated through our network were found to impose rates higher than the maximum rate for the applicable jurisdiction, such loans could be in violation of interest limitation laws, which could result in such loans being unenforceable, or which may reduce or extinguish the principal and/or interest (paid or to be paid)
on such loans, or result in fees, damages and penalties to us or our originating bank partners.
Through our partnerships with our originating bank partners—including WebBank, an FDIC-insured
Utah state-chartered industrial bank through whom a portion of the loans facilitated through our network in the United States are originated—our model automates the underwriting process in accordance with our originating bank partners’ underwriting policies, which only our originating bank partners may change and which we must follow in reviewing, approving and administering loans facilitated by our network. When originating loans through our network, our originating bank partners may contract to charge interest based on authority granted to state-chartered, FDIC-insured banks under U.S. federal law and based upon legal principles detailed in the FDIC’s final rule relating to the Federal Interest Rate Authority. Section 27 allows an FDIC-insured bank such as our originating bank partners to charge interest to consumers on a nationwide basis based on the rates allowed by the state where the loan is made. When a borrower is charged interest, in most cases, we rely on our originating bank partners’ authority under applicable law to establish interest rates and charge interest on the loans our originating bank partners originate through our network.
However, if the legal structure underlying our relationship with our originating bank partners was successfully challenged, we may be found to be in violation of state licensing requirements and state laws regulating interest rates and other aspects of consumer lending. In the event of such a challenge or if our arrangements with our originating bank partners were to change or end for any reason, we would need to rely on an alternative bank relationship, find an alternative bank partner, rely on existing state licenses, obtain new state licenses, pursue a federal or state bank charter and/or be subject to the interest rate limitations and loan product requirement limitations of certain states. There are three examples of claims that have been raised that could each, separately or jointly, result in this outcome in some or all states.
•The first of these is a challenge to the FDIC’s codification of the “valid when made” doctrine via its final rule relating to the Federal Interest Rate Authority. Under this rulemaking by the FDIC, the interest rate applicable to a loan originated by a state-chartered bank regulated by the FDIC (such as our originating bank partners) on the date of origination will carry with the loan irrespective of ownership (i.e., the interest rate is “valid when made”). The OCC has issued a similar rule with respect to loans originated by national banks. Both rules were unsuccessfully challenged shortly after their adoption in separate suits by state attorneys general who alleged that they had statutory and/or administrative procedural deficiencies. However, it is uncertain whether these or other state attorneys general will file similar suits with respect to any other rule regarding the permissibility of interest rates by the FDIC, the OCC or other regulators. It is also unclear whether these rules will be given effect by courts and regulators in a manner that actually mitigates risks relating to state interest rate limits and related risks to us, our originating bank partners, any other program participant or the loans facilitated through our network.
•The second challenge relates to which entity is the “true lender” for a loan. There have been both private litigation and governmental enforcement actions seeking to recharacterize a lending transaction, claiming that the named lender was not the true lender, and that instead another entity was the true lender or the de facto lender. These claims are traditionally based on state lending laws, other statutory provisions or state common law through which a private litigant or governmental agency could seek to license, regulate or prohibit the activities of the entity they consider the true lender or de facto lender.
KLARNA GROUP PLC123
•The FDIC and OCC rules addressing the “valid when made” doctrine underscore that they do not address the question of whether a bank within each agency’s respective jurisdiction is a real party in interest with respect to a loan or has an economic interest in the loan under state law, i.e., which entity is the “true lender.” Following a rulemaking during the first Trump administration under which the OCC promulgated a true lender rule, President Biden signed a Congressional Review Act resolution to repeal the
OCC’s rule, as a result of which the OCC may not issue any substantially similar rule without subsequent statutory authorization.
•The third challenge relates to the Depository Institutions Deregulation and Monetary Control Act of
1980 (“DIDMCA”), which preempts state interest rate caps and permits state-chartered banks to lend up to the federal limit or the state limit where the bank is located, whichever is greater. States are permitted to opt out of the interest rate preemption provision of DIDMCA with respect to loans “made in” the opt-out state. Multiple jurisdictions have introduced or adopted legislation to opt out of this provision of DIDMCA with the intention of enforcing lower in-state interest rate caps against out-of-state bank lenders. In NAIB, et al. v. Weiser, et al., trade groups sought and received a preliminary injunction against one such state,
Colorado, by arguing that loans are not “made in” Colorado for purposes of the DIDMCA if the lender is located in another state.
Any litigation or enforcement action with respect to a loan facilitated through our network, whether based on a challenge to the true lender, the legal interest rate or another theory, against us, any successor servicer, prior owners or subsequent transferees of such loans (including our originating bank partners)
could subject them to claims for damages, disgorgement or other penalties or remedies. While most enforcement and litigation has historically targeted high-interest rate programs (i.e., > 100% APR), which we consider to be predatory and contrary to our mission of providing fairer, more sustainable financing solutions to our consumers, we nonetheless could be subject to litigation, whether private or governmental, or administrative actions regarding the above claims. An adverse determination could prevent us from collecting on our loans at the interest rates contracted for or result in licensing violations, our loans being found to be unenforceable or void, the reduction of interest or principal or other penalties or damages. Third-party purchasers of loans facilitated through our network may also be subject to scrutiny or similar litigation, whether based on the inability to rely upon the “valid when made” doctrine or because a party other than the originating bank is deemed the true lender.
In addition, certain states have adopted or are considering adopting laws that subject us to the state’s lending licensing and/or maximum interest rate requirements if we have a predominant economic interest in the loan or other material relationship with the borrower or loan, even if such loans are originated by our originating bank partners. Where such circumstances exist, we must comply with applicable state licensing requirements, interest rate limitations and other laws with respect to those loans.
We maintain various Authorizations pertaining to brokering, servicing, collections and lending to operate across U.S. states, and we believe that, as of the date of this report, we are in compliance with all material applicable licensing, registration or other regulatory requirements necessary to conduct these activities. In connection with these Authorizations, various state regulators have supervisory authority over us, with the primary objective of protecting consumers, but also various other objectives, such as enhancing the integrity of the financial system, increasing access to financial services and promoting effective competition in the marketplace.
Money Transmission
Through our indirect subsidiary, Klarna Inc., we hold licenses to operate as a money transmitter (or its equivalent) in certain states and jurisdictions of the United States, and we believe that, as of the date of this report, we are in compliance with all material applicable licensing, registration or other regulatory requirements necessary to conduct these activities. Klarna Inc. is actively seeking additional licenses and certifications of this nature. As a licensed money transmitter, we are subject to net worth requirements, bonding requirements, liquidity requirements, restrictions on our investment of customer funds, reporting requirements, AML compliance requirements and cybersecurity requirements, among others. We may
KLARNA GROUP PLC124
expand our stored value product offerings in reliance on our money transmitter licenses, which stored value products generally do not have the benefit of FDIC deposit insurance or other insurance. As such, state money transmission regulators may place increased focus on our net worth, liquidity and other capital adequacy requirements.
In connection with our money transmitter licenses, various state regulators have supervisory authority over us, with the primary objective of protecting consumers, but also various other objectives, such as enhancing the integrity of the financial system, increasing access to financial services and promoting effective competition in the marketplace.
As a result, we have developed policies, procedures and controls designed to maintain compliance with applicable licensing requirements and to ensure that the licenses and various certifications that we hold remain valid and appropriately reflect the current scope of our products and services offered in various jurisdictions. However, no assurances can be given that our compliance policies and procedures will be effective in all instances, if at all.
AML, Sanctions and Anti-corruption Requirements
Klarna is subject to international anti-money laundering and counter-terrorist financing (AML/CFT)
laws and regulations and is required to implement measures to prevent money laundering, terrorist financing, and other illicit financial activities in the jurisdictions in which we operate.
In accordance with applicable legal and regulatory requirements, we have established and operate a risk-based, group-wide AML/CFT compliance framework designed to mitigate the risk that our operations are misused for financial crime. The framework is supported by governance arrangements intended to promote compliance with applicable laws and regulatory expectations.
Our AML/CFT framework includes, among other things, measures to monitor for and report suspicious activity, comply with relevant transaction reporting obligations, and meet applicable recordkeeping requirements. The framework incorporates policies, procedures, reporting protocols, and internal controls designed to identify, assess, manage, and mitigate financial crime risks and is subject to ongoing review and enhancement to address evolving risks, regulatory developments, and business changes. We apply risk-based due diligence processes for customers, vendors, and other third parties, including screening of products and services offered through our network.
In addition, Klarna is subject to economic sanctions laws and regulations across multiple jurisdictions, including those of the European Union (and its member states), the United Kingdom, the United States, and other applicable international regimes. We maintain a risk-based sanctions compliance framework designed to promote compliance with applicable sanctions and export control requirements and to prevent our network from being used to facilitate prohibited activities involving sanctioned countries, regions, individuals, or entities.
Klarna is also subject to anti-corruption and anti-bribery laws and regulations in the jurisdictions in which we operate. These laws generally prohibit improper payments or other corrupt practices involving public officials, private counterparties, or third parties. We maintain policies, procedures, and controls designed to promote compliance with applicable anti-corruption and anti-bribery requirements and to mitigate related risks across our operations and third-party relationships.
While we believe our compliance frameworks are appropriately designed and implemented, no assurance can be given that these policies, procedures, and controls will be effective in all circumstances.
Trust, integrity, and responsible business conduct are fundamental to Klarna’s long-term success and to the value it creates for customers, society, and shareholders. As a regulated financial institution, Klarna recognises that preventing financial crime is an essential part of its responsibility to protect the integrity of the financial system and to support sustainable economic activity.
KLARNA GROUP PLC125
Klarna maintains a low tolerance for financial crime risk and is committed to preventing the misuse of its products and services for money laundering, terrorist financing, sanctions evasion, corruption, or other illicit activities. The company applies a risk-based financial crime framework that is embedded in its governance and enterprise risk management structures, with oversight by senior management and the
Board. The framework is designed to be scalable and resilient, supporting Klarna’s growth while ensuring that risks are identified, understood, and managed in line with regulatory expectations and the company’s risk appetite.
A strong culture of ethics and compliance underpins Klarna’s approach. The company invests in skilled teams, data-driven controls, and continuous improvement of systems and processes to strengthen financial crime prevention capabilities over time. Klarna does not engage in activities or relationships where financial crime risks cannot be adequately understood, monitored, or mitigated.
Financial crime risk is an inherent aspect of financial services and cannot be fully eliminated. Klarna’s approach is therefore focused on managing these risks responsibly, proportionately, and transparently. By doing so, Klarna contributes to a safer and more trustworthy financial ecosystem, supports regulatory confidence, and reinforces the foundations for long-term, sustainable value creation.
Data Privacy and Cybersecurity
In the course of our operations, we collect, use, store, disclose, transfer and otherwise process a wide variety of personal information. Accordingly, we are subject to a number of U.S. federal, state and foreign laws and regulations and industry standards regarding data privacy and cybersecurity. These requirements, and their application, interpretation and amendment, are constantly evolving.
For example, at the U.S. federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and cybersecurity). Additionally, we are subject to certain data privacy and cybersecurity laws and regulations that regulate financial entities in the United
States. For example, we are considered a “financial institution” or service provider to “financial institutions” under Title V of the Gramm-Leach-Bliley Act (GLBA). The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-
public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal financial information. Moreover, the
U.S. Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed.
Additionally, we regularly receive requests for access to data from government bodies, including law enforcement agencies, tax authorities and customs offices, and we are subject to the Right to Financial
Privacy Act and similar state laws that protect the privacy of consumer financial records.
At the U.S. state level, we are subject to laws and regulations such as the California Consumer Privacy
Act (CCPA), which broadly defines personal information and requires businesses that process personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete and correct their personal information or to opt out of certain processing of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and cybersecurity laws and regulations that share similarities with
KLARNA GROUP PLC126
the CCPA. Moreover, laws in all U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.
Additionally, the New York State Department of Financial Services (the “NYDFS”) issued in 2017
Cybersecurity Requirements for Financial Services Companies (23 NYCRR Part 500), which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of
New York State’s financial services industry. The cybersecurity regulation includes specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, covered entities are required to submit either a Certification of Material Compliance for the prior calendar year or an Acknowledgement of
Noncompliance. An Acknowledgement of Noncompliance must identify the provisions of Part 500 with which the entity has not materially complied, describe the nature and extent of such noncompliance, and include a remediation plan and timeline or confirmation that remediation has been completed..
Furthermore, as we accept debit and credit cards for payment, we are subject to the PCI-DSS, issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with PCI-DSS or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.
At the international level, we are subject to the EU GDPR and the UK GDPR, each of which imposes stringent operational requirements on both data controllers and processors, and introduces significant penalties for noncompliance. The EU GDPR and U.K. GDPR impose various data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or
“personal data.” The EU GDPR and U.K. GDPR impose obligations, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audits. The EU
GDPR and UK GDPR also impose additional requirements for the processing of special categories of personal data such as biometric data, precise geolocation data and data regarding trade union membership. For instance, we are only allowed to process such data where we have a proper legal basis and meet one of the conditions for processing special categories of personal data, such as explicit consent of the individual, and more stringent security requirements should be applied to our processing of such data.
Furthermore, the evolving regulatory framework complicates data transfers across borders. For example, legal developments in the EEA and the UK have created complexity and uncertainty regarding processing and transfers of personal data from the EEA and the UK to the United States and other so-
called third countries outside the EEA and the UK that have not been determined by the relevant data protection authorities to provide an adequate level of protection for privacy rights. Ongoing legal challenges and changes in adequacy decisions, such as the EU-US Data Privacy Framework, may further restrict our ability to transfer personal data internationally, potentially disrupting our operations. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information among our entities.
We are also required to observe laws and regulations relating to the security of our network and information systems supporting our operations, including DORA, which became effective in the EU in
January 2025. DORA’s goal is to strengthen the IT security of financial entities such as banks, insurance companies and investment firms and make sure that the financial sector in Europe is able to stay resilient in the event of severe operational disruptions. It establishes a harmonized and comprehensive digital operational resilience framework across the whole EU financial sector by requiring a wide range of financial institutions, including banks, to manage their ICT risks in a robust and effective way through internal governance, control and risk frameworks. DORA also requires financial institutions to report major
ICT-related incidents to regulatory authorities and undertake digital operational resilience testing.
Enforcement of DORA is carried out by national-level authorities and primary EU supervisory authorities,
KLARNA GROUP PLC127
including the European Banking Authority for the banking sector. The authorities have powers to carry out on-site inspections, compel information from regulated entities, require remedial measures, and impose administrative and criminal penalties for DORA violations.
The intended launch of a stablecoin and other digital‑asset offerings exposes us to additional cybersecurity and privacy risks, including risks related to private‑key compromise, blockchain infrastructure vulnerabilities, irreversible transactions, and incidents affecting third‑party custody, wallet, or blockchain service providers.
We contract with third-party service providers, including shared cloud computing services, to store or process data (including personal data) on our behalf in compliance with applicable laws, regulations, rules and standards. To that end, we seek to enter into data processing agreements with all our third-party providers to clearly define the services being provided and the nature of the engagement, for example the protection and ownership of the data being processed by the service provider. We also maintain processes designed to oversee and identify cybersecurity risks associated with third‑party service providers, including cloud service providers, through due diligence, contractual requirements, and ongoing monitoring. However, such measures may not in all circumstances fully mitigate the risk of claims, proceedings, liability, or adverse publicity arising from data privacy or cybersecurity matters, and limitations may exist in the scope and effectiveness of our data processing agreements..
If laws and regulations relating to data privacy and cybersecurity are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, we could be subject to investigations, enforcement actions and other proceedings. See “Risk Factors—We are subject to complex and evolving laws, regulations, rules, standards, contractual obligations and other requirements regarding data privacy and cybersecurity” and
“—We or our third-party providers may fail to protect confidential information, including personal information, and/or experience data breaches or other cybersecurity incidents” for more information regarding other risks related to data privacy and cybersecurity.
Intellectual Property
We believe that our intellectual property rights, including those in our proprietary technology, software, data, processes, know-how and brand, are important to the success of our business. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws in the
United States and certain foreign jurisdictions, as well as contractual arrangements, to obtain, maintain, protect and enforce our intellectual property rights.
We strive to require all of our employees and third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties with whom we share our confidential proprietary information to enter into nondisclosure and confidentiality agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable employee or third party to protect our trade secrets, proprietary know-how and other confidential proprietary information, including those related to our material proprietary AI models. However, we cannot guarantee that we have entered into agreements containing such obligations with each party that has been involved in the development of intellectual property for us or that has, or may have had, access to our trade secrets, proprietary know-how and other confidential proprietary information.
We have an ongoing trademark registration program pursuant to which we register our brand names and product names and a patent program to identify and protect a portion of our intellectual property in technologies relevant to our business to the extent we determine them to be appropriate and cost-
effective. As of December 31, 2025, we owned (i) 17 registered trademarks and 2 pending trademark applications in the United States, (ii) 254 registered trademarks and 35 pending trademark applications in
37 foreign jurisdictions, (iii) 27 issued patents and 1 pending patent applications in the United States and
(iv) 3 issued patents and 4 pending patent applications in 6 foreign jurisdictions.
KLARNA GROUP PLC128
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. However, despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, reduced in scope, deemed unenforceable or otherwise challenged, and our contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our trade secrets, proprietary know-
how or other confidential proprietary information. The efforts undertaken to protect our intellectual property and confidential proprietary information may not be sufficient or effective. See “Risk Factors—We may be unable to sufficiently obtain, maintain, protect or enforce our intellectual property and other proprietary rights.”
Facilities
We lease office space under operating leases with various expiration dates through 2031. We do not own any real property. Our registered office is located at 10 York Road, London SE1 7ND, United Kingdom and is subject to a membership agreement with an affiliate of WeWork Inc. for co-working space. We have leased offices in several other locations, including Germany, the United States and the Netherlands.
The table below sets forth additional information regarding our principal facilities as of December 31,
2025:

Location	Type	Ownership	Size (in sq. feet)
Stockholm, Sweden ..........................................................................................	Office	Leased	189,714
Berlin, Germany .................................................................................................	Office	Leased	83,733
Giessen, Germany .............................................................................................	Office	Leased	48,491
Munich, Germany ..............................................................................................	Office	Leased	35,725
Total ....................................................................................................................			357,663
In addition, we have membership agreements for co-working space in various locations, including
Madrid, Spain, Milan, Italy, New York, United States, Paris, France, Shanghai, China, Tokyo, Japan and
Warsaw, Poland.
As part of our strategic decision to drive operational efficiency, leverage AI and reduce administrative costs in our business, we have decided to reduce the size of our office space. Accordingly, the operating leases for our facilities located in Mannheim, Germany and Amsterdam, Netherlands have been terminated, with the terminations becoming effective on September 29, 2025 and June 30, 2025, respectively. We believe that our existing facilities are sufficient for our current needs.  We continue to periodically review our facility requirements and may further consolidate or dispose of additional rented facilities that are no longer required or, where appropriate, lease additional space to meet the needs of our business, including in new geographies.
KLARNA GROUP PLC129
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition and future prospects. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Organizational Structure
Klarna Group plc is a public limited company incorporated in England and Wales and serves as the holding company for the Klarna group. The Company conducts its business through a number of subsidiaries and affiliated entities organized across multiple jurisdictions.
The principal operating entity of the Klarna group is Klarna Bank AB (publ), a Swedish public limited liability company that is licensed as a bank and supervised by the Swedish Financial Supervisory Authority.
Klarna Bank AB provides the core payment, financing and banking services offered to consumers and merchants and operates through subsidiaries, branches and passported activities in various jurisdictions within the European Economic Area and the United Kingdom.
In addition, the Klarna group includes subsidiaries that support technology development, product distribution, merchant services, marketing and regional operations. Klarna Group plc does not itself conduct banking operations and functions as the ultimate holding company of the group.
For further information regarding the Company’s principal subsidiaries, see Exhibit  8.1*
Corporate Information
We are a public company with limited liability incorporated pursuant to the laws of England and Wales on November 7, 2022 as Klarna UK II PLC and renamed as Klarna Group plc on December 13, 2023. We are registered with the Registrar of Companies in England and Wales under number 14467769. Our registered office is located at 10 York Road, London SE1 7ND, United Kingdom, and the telephone number at that office is +44 8081 893 333.
Our banking operations in the EEA are conducted through Klarna Bank AB. Klarna Bank AB was incorporated as a public limited company with the legal name Kreditor Finans AB under Swedish law on
September 5, 2007, with the company number 556737-0431. After its incorporation, Kreditor Finans AB changed its legal name to Klarna Finans AB and, following the receipt of a license to carry out banking activities under the supervision of the SFSA, subsequently changed its legal name to Klarna Bank AB on
June 19, 2017. Klarna Bank AB is a subsidiary of Klarna Holding AB (publ). As a result of our corporate reorganization in May 2024, Klarna Holding AB(publ) and Klarna Bank AB (publ) became indirect subsidiaries of Klarna Group plc.
Our main U.S. subsidiary is Klarna Inc., a Delaware corporation. Its principal office is located at 800 N.
High St., Ste. 400, Columbus, Ohio 43215, and the telephone number at that office is +1 (844) 552 7621.
Our website address is www.klarna.com. We have included our website address in this annual report solely as an inactive textual reference. Information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.
Our agent for service of process in the United States is Klarna Inc.
KLARNA GROUP PLC130
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Results of Operations
The following table sets forth our results of operations for the periods presented. Historical results for any prior period are not necessarily indicative of results expected in any future period. For example, in the fourth quarter of 2024, we completed the divestment of KCO, our online checkout solution, to a consortium of investors. As a result of this disposition, our revenue and growth figures for the year ended
December 31, 2025 may appear lower on a comparative basis as a result of this disposition. To illustrate that point, after adjusting for the sale of KCO, our revenue and operating loss in the year ended
December 31, 2024 was $2,749 million and $164 million, respectively.

	For the Year Ended December 31,
	2025	2024	2023
	(in $ millions)
Revenue:
Transaction and service revenue ...................................................................	2,500	2,136	1,768
Gain on sale of consumer receivables ..........................................................	73	—	—
Interest income ..................................................................................................	937	675	508
Total revenue .......................................................................................................	3,509	2,811	2,276
Processing and servicing costs .......................................................................	(809)	(596)	(541)
Provision for credit losses ................................................................................	(794)	(495)	(353)
Funding costs ......................................................................................................	(667)	(503)	(297)
Technology and product development .........................................................	(486)	(444)	(389)
Sales and marketing ..........................................................................................	(414)	(328)	(381)
Customer service and operations ..................................................................	(207)	(203)	(240)
General and administrative ..............................................................................	(306)	(281)	(270)
Depreciation, amortization and impairments ..............................................	(55)	(82)	(128)
Total operating expenses ..................................................................................	(3,739)	(2,932)	(2,599)
Operating loss ....................................................................................................	(230)	(121)	(323)
Other income (expense) ...................................................................................	(11)	154	19
Profit (loss) before taxes ....................................................................................	(241)	33	(304)
Tax (expense) benefit .......................................................................................	(32)	(12)	60
Net profit (loss) ....................................................................................................	(273)	21	(244)
Year ended December 31, 2025 Compared to the Year ended December 31, 2024
KLARNA GROUP PLC131
Revenue

					% Change on a Like-for-Like basis [1]
	2025	2024	$ Change	% Change
	(in $ millions, except for percentages)
Transaction and service revenue ......	2,500	2,136	364	17%	17%
Gain on sale of consumer receivables .............................................	73	—	73	n.m.	n.m.
Interest income ......................................	937	675	262	39%	34%
Total revenue .........................................	3,509	2,811	698	25%	24%
n.m. = not meaningful
____________
1  Year-over-year change on a like-for-like basis is calculated by adjusting our revenue for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. In  year ended December 31, 2024, KCO contributed $62 million to our Transaction and service revenue. The year-over-year impact of foreign currency fluctuations on our
Transaction and service revenue and interest income for the year ended December 31, 2025 was $73 million and $31 million, respectively.
Total revenue
Total revenue for year ended December 31, 2025 increased by $698 million, or 25% (24% on a like-for-
like basis), compared to  year ended December 31, 2024. This increase was generally in line with the increase in our GMV of $22.8 billion, or 21% (20% on a like-for-like basis). In 2025, we saw increased interest income, as a result of accelerated GMV growth through primarily consumer adoption of our Fair Financing product. We also saw growth driven by the continued expansion of our merchant network and distribution partnerships, as well as gains recognized from the sale of consumer receivables, as a result of entering into new arrangements with structured entities during 2025.
Transaction and service revenue
Transaction and service revenue for the year ended December 31, 2025 increased by $364 million, or
17% (17% on a like-for-like basis), compared to the year ended December 31, 2024. This increase was generally in line with the increase in our GMV, which grew 21%, compared to the year ended December 31,
2024 but was lower primarily due to product mix, as a higher proportion of GMV was generated from Fair
Financing products, for which revenue is predominantly recognized in interest income rather than transaction and service revenue.  Transaction and service revenue grew primarily driven by increases in merchant revenue from Pay Later and Pay in Full GMV, increases in fees from the Klarna card, in line with increases in card volume, in particular in the U.S.
Gain on sale of consumer receivables
During the year ended December 31, 2025, the Company entered into entered into sales agreements of
Fair Financing receivables comprising both an initial sale of existing portfolio and additional forward flow agreements. These sales of receivables resulted in a gain on sale $73 million. There was no comparable revenue for the year ended December 31, 2025.
Interest income
Interest income for the year ended December 31, 2025 increased by $262 million, or 39% (34% on a like-for-like basis), compared to the year ended December 31, 2024. This increase was primarily driven by the acceleration of Fair Financing, where GMV  accelerated sequentially throughout the year, with GMV increasing 123% year-over-year, reaching 165% in the fourth quarter of 2025. This supported a 61% ($213 million) increase in interest income from Fair Financing products, as well as an increase of $19 million from
KLARNA GROUP PLC132
government bonds, driven by increased holdings, along with an increase in “snooze fees” of $32.5 million, driven by an increased volume of Pay Later transactions.
Operating Expenses

	Year Ended December 31,
	2025	2024	$ Change	% Change
	(in $ millions, except for percentages)
Processing and servicing costs ........................................	(809)	(596)	(213)	36%
Provision for credit losses .................................................	(794)	(495)	(299)	60%
Funding costs .......................................................................	(667)	(503)	(164)	33%
Technology and product development ..........................	(486)	(444)	(43)	10%
Sales and marketing ............................................................	(414)	(328)	(87)	26%
Customer service and operations ....................................	(207)	(203)	(4)	2%
General and administrative ...............................................	(306)	(281)	(25)	9%
Depreciation, amortization and impairments ................	(55)	(82)	28	(34)%
Operating expenses ..............................................................	(3,739)	(2,932)	$(807)	28%
Total operating expenses
Total operating expenses for the year ended December 31, 2025 increased by $807 million, or 28%, compared to the year ended December 31, 2024. This was primarily driven by increases in our transaction costs and operating expenses as more fully described below.
Processing and servicing costs
Processing and servicing costs for the year ended December 31, 2025 increased by $213 million, or
36%, compared to the year ended December 31, 2024. Processing and servicing costs as a percentage of
GMV increased from 0.57% to 0.63% for the year ended December 31, 2024 and 2025, respectively, predominantly driven by the U.S. market, which has structurally higher payment fees, growing as a share of our GMV, as well as an increase in card issuing and processing fees.
Provision for credit losses
Provision for credit losses for the year ended December 31, 2025 increased by $299 million, or 60%, compared to the year ended December 31, 2024. The provision for credit losses as a percentage of GMV rose from 0.47% to 0.63% for the year ended December 31, 2024 and 2025, respectively.
This increase was primarily driven by changes in product mix, in particular growth in our Fair Financing product, which has higher upfront provisions in comparison to our Pay Later product. Fair Financing GMV accelerated sequentially throughout the year, with GMV increasing 123% year-over-year, reaching 165% in the fourth quarter of 2025.
Funding costs
Funding costs for the year ended December 31, 2025 increased by $164 million, or 33%, respectively, compared to the year ended December 31, 2024. Funding costs as a percentage of GMV increased from
0.48% to 0.52% for the year ended December 31, 2024 and 2025, respectively. The increase in funding costs to $667 million for the year ended December 31, 2025, compared to $503 million for the year ended
December 31, 2024, was primarily driven by a $133 million increase in fair value adjustments on loans sold and held for sale, which amounted to $163 million in 2025 driven by increases in Pay Later forward flow arrangements. The increase was further supported by higher other funding costs and increased expenses related to liabilities to credit institutions. These effects were partially offset by lower costs associated with consumer deposits.
KLARNA GROUP PLC133
Technology and product development
Technology and product development expenses for the year ended December 31, 2025 increased by
$43 million, or 10%, respectively, compared to the year ended December 31, 2024. This increase was primarily driven by increase in cloud-computing costs, as well as labor-related technology costs from higher share-based compensation and consulting costs.
Sales and marketing
Sales and marketing expenses for the year ended December 31, 2025 increased by $87 million, or 26%, respectively, compared to the year ended December 31, 2024. This increase primarily resulted from higher share-based payments expenses, as well as increased marketing spend to support product adoption.
Customer service and operations
Customer service and operations expenses for the year ended December 31, 2025 increased by $4 million, or 2%, compared to the year ended December 31, 2024.  Cost increased at a slower pace than volumes, with volumes up 32% year-over-year and transactions up 25% year-over-year, indicating continued operating leverage.
General and administrative
General and administrative expenses for the year ended December 31, 2025 increased by $25 million, or 9%, respectively, compared to the year ended December 31, 2024. The increase primarily resulted from higher share-based payments expenses and professional services costs.
Depreciation, amortization and impairments
Depreciation, amortization and impairments for the year ended December 31, 2025 decreased by $28 million, or 34%, respectively, compared to the year ended December 31, 2024. The decrease was primarily driven by the write-off of certain intangible assets, resulting in lower amortization expenses for intangible assets,  offset by impairment charges on right-of-use assets following a decision to reduce certain office spaces to better align our leased space with our hybrid work model and current office, during the year ended December 31, 2024.
Other (Expense) Income
Other (expense) income decreased $165 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This was primarily driven by the divestment of KCO, recycling of currency translation effects from other comprehensive income, and partially offset by the remark and administrative fine of issued by the SFSA, all occurring during the year ended December 31, 2024.
Income Taxes
Tax expense for the year ended December 31, 2025 of $32 million increased $20 million, compared to the tax expense of $12 million in the year ended December 31, 2024. The increase was primarily related to release of deferred tax liability related to the year ended December 31, 2024.
Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Total revenue
Total revenue for the year ended December 31, 2024 increased by $535 million, or 23% (25% on a like-
for-like basis), compared to the year ended December 31, 2023. This increase was primarily driven by an increase in our GMV of $12.5 billion, or 14% (15% on a like-for-like basis), in that period. The increase in GMV was driven by the expansion of our network, including the increase in customer engagement, with our
KLARNA GROUP PLC134
ARPAC growing from $27 to $30, as well as the growth in the number of active Klarna consumers, which grew by 9 million, or 11%, compared to the year ended December 31, 2023. Our revenue in the year ended
December 31, 2024 grew faster than our GMV, primarily driven by higher take rates in various geographies, as discussed under “Transaction and service revenue” below.
Transaction and service revenue
Transaction and service revenue for the year ended December 31, 2024 increased by $368 million, or
21% (23% on a like-for-like basis), compared to the year ended December 31, 2023. The increase was primarily driven by a strong growth in GMV and revenue in the United States, the U.K. and Germany. Given that both the United States and the U.K. have higher take rates than our average take rate, higher GMV in those markets translated into disproportionately higher merchant revenue, which increased by $267 million year over year. Transaction and service revenue growth was also driven by higher consumer service revenue, which increased by $107 million year over year, due to an increase in revenue from consumer fees in various markets, including Germany, the United States and the U.K., corresponding to our higher
GMV in the period.
Interest income
Interest income for the year ended December 31, 2024 increased by $167 million, or 33% (32% on a like-for-like basis), compared to the year ended December 31, 2023. This increase was partly driven by an increase of $69 million in the interest income earned on our interest bearing debt securities, resulting from a higher balance of treasury bills held at central banks which resulted in increased interest income earned on them. The remaining portion of the increase was primarily driven by increases in interest income from
Fair Financing transactions of $65 million and interest income from “snooze” fees of $32 million due to increased volumes of Fair Financing and Pay Later transactions, respectively.
Operating Expenses

	Year Ended December 31,
	2024	2023	$ Change	% Change
	(in $ millions, except for percentages)
Processing and servicing costs ........................................	(596)	(541)	(55)	10%
Provision for credit losses .................................................	(495)	(353)	(143)	40%
Funding costs .......................................................................	(503)	(297)	(207)	70%
Technology and product development ..........................	(444)	(389)	(54)	14%
Sales and marketing ............................................................	(328)	(381)	53	(14)%
Customer service and operations ....................................	(203)	(240)	37	(15)%
General and administrative ...............................................	(281)	(270)	(11)	4%
Depreciation, amortization and impairments ................	(82)	(128)	46	(36)%
Operating expenses ..............................................................	(2,932)	(2,599)	$(333)	13%
Total operating expenses
Total operating expenses for the year ended December 31, 2024 increased by $333 million, or 13%, compared to the year ended December 31, 2023. This was primarily driven by an increase in our funding costs and provision for credit losses, as more fully described below.
Processing and servicing costs
Processing and servicing costs for the year ended December 31, 2024 increased by $55 million, or 10%, compared to the year ended December 31, 2023. This increase was primarily driven by growth in our GMV, which grew 14% during the same period, partially offset by a reduction in authentication and scoring costs.
KLARNA GROUP PLC135
Provision for credit losses
Provision for credit losses for the year ended December 31, 2024 increased by $143 million, or 40%, compared to the year ended December 31, 2023, growing as a percentage of GMV from 0.38% to 0.47%.
This increase was primarily driven by a change in our market mix, with the United States contributing a larger share of our GMV. The U.S. market is at an earlier stage of development compared to our more mature geographies, leading to a higher provision credit losses on a consolidated basis. A change in product mix also contributed to the increase in our provision for credit losses, as the share of transactions utilizing our Fair Financing product in our GMV increased.
Funding costs
Funding costs for the year ended December 31, 2024 increased by $207 million, or 70%, compared to the year ended December 31, 2023, which represented a 4.8 percentage point increase in our funding costs as a percentage of total revenue. This increase was primarily driven by an increase in our interest expense on consumer deposits of $153 million, resulting from higher prevailing interest rates in our
European geographies between 2023 and 2024. In addition, our cost of securitizations increased by $42 million, primarily as a result of the cost of the 2024 forward flow transaction involving the sale of our U.K.
Pay Later (30) and Pay in 3 receivables. As a result, our funding costs as a percentage of GMV grew from
32 basis points in the year ended December 31, 2023 to 48 basis points in the year ended December 31,
2024.
Technology and product development
Technology and product development expenses for the year ended December 31, 2024 increased by
$54 million, or 14%, compared to the year ended December 31, 2023. This increase was primarily driven by an increase in labor-related technology costs of $47 million resulting from an increase in compensation expenses and a lower amount of capitalized expenses year over year. We currently only recruit for a limited number of engineering roles, focusing our investments on product development and AI to enhance customer experiences and internal efficiency
Sales and marketing
Sales and marketing expenses for the year ended December 31, 2024 decreased by $53 million, or
14%, compared to the year ended December 31, 2023, which represented a 5.1 percentage point decrease in sales and marketing expenses as a percentage of our total revenue. In the year ended December 31,
2024, we were able to continue to efficiently allocate our marketing spend, resulting in a decrease in our sales and marketing costs, partially offset by an increase in commission costs for third-party partners as a result of our GMV growth.
Customer service and operations
Customer service and operations expenses for the year ended December 31, 2024 decreased by $37 million, or 15%, compared to the year ended December 31, 2023, which represented a 3.3 percentage point decrease in customer service and operations expenses as a percentage of our total revenue. This decrease was primarily driven by a decrease in customer service costs as we continued to make significant efforts to optimize and manage such costs.
General and administrative
General and administrative expenses for the year ended December 31, 2024 increased by $11 million, or 4%, compared to the year ended December 31, 2023. The increase primarily resulted from an increase in professional services costs related to the inital public offering and the related preparations to become a publicly listed company in the United States.
KLARNA GROUP PLC136
Depreciation, amortization and impairments
Depreciation, amortization and impairments for the year ended December 31, 2024 decreased by $46 million, or 36% compared to the year ended December 31, 2023. The decrease was primarily driven by decreased impairment of certain property and equipment of $29 million, including right-of-use assets, and decreased depreciation and amortization of $16 million.
Other (Expense) Income
Other income for the year ended December 31, 2024 primarily related to a net gain of $171 million as a result of the divestment of KCO, as more fully described in Note 11 to the consolidated financial statements included elsewhere in this report. Other income for the year ended December 31, 2024 also included the recycling of currency translation effects from other comprehensive income of $18 million. These impacts were partially offset by the remark and administrative fine of $47 million issued by the SFSA in December
2024.
Other income for the year ended December 31, 2023 primarily related to a gain of $13 million on the repurchase of convertible notes, as more fully described in the section titled “Certain Relationships and
Related Party Transactions―Convertible Notes Repurchase” elsewhere in this report.
Income Taxes
Tax expense for the year ended December 31, 2024 was $12 million compared to a tax benefit of $60 million for the year ended December 31, 2023. The change to a tax expense from a tax benefit was primarily due to us generating a net profit before taxes of $33 million for the year ended December 31, 2024, compared to a net loss before taxes of $304 million, and the recognition of certain deferred tax assets and liabilities of $73 million in the year ended December 31, 2023.
Non-IFRS Financial Measures

	For the Year Ended December 31,
	2025	2024	2023

Transaction Margin Dollars ..............................................................................	$1,238	$1,217	$1,085
Transaction Margin ...........................................................................................	35%	43%	48%
Adjusted Operating Profit (Loss) ....................................................................	$65	$181	$(49)
Adjusted Operating Margin .............................................................................	1.9%	6.4%	(2.2)%
We use certain non-IFRS financial measures to supplement our consolidated financial statements, which are presented in accordance with IFRS. These non-IFRS financial measures include transaction margin dollars, transaction margin, adjusted operating profit (loss) and adjusted operating margin. We use these non-IFRS financial measures to facilitate the review of our operational performance and as a basis for strategic planning. We also present period-over-period changes in certain metrics on a like-for-like basis, which are calculated by adjusting the applicable metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We believe that presenting changes in our revenue and transaction margin dollars on a like-for-like basis, which exclude the impact of the recent sale of KCO and foreign currency fluctuations, provides useful information regarding our underlying business trends and facilitates comparisons of our financial performance over prior periods on a consistent basis.
Transaction margin dollars and transaction margin are key performance measures used by our management to measure our ability to attain efficiency and scale and to grow these metrics over time.
They measure our success in growing revenue while effectively managing our processing and servicing
KLARNA GROUP PLC137
costs, provision for credit losses and funding costs in both maturing markets (which include the Nordics,
Germany, Netherlands, Austria, Switzerland and the U.K.) and new markets (which include the remaining markets in which we currently operate, including the United States). We primarily strive to grow our revenue by increasing the number of our active Klarna consumers and ARPAC as well as expanding into additional markets. In parallel, we seek to drive efficiencies in our processing and servicing costs and to effectively manage our credit losses by improving our underwriting capabilities, in particular in our new markets, while maintaining low and stable funding costs. Our management uses transaction margin dollars and transaction margin in assessing our success in meeting these objectives.
In addition, by excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that adjusted operating profit (loss) and adjusted operating margin provide meaningful supplemental information regarding our performance. Accordingly, we believe that these non-IFRS financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of non-IFRS financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-IFRS measures. These non-IFRS measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these non-
IFRS (or similar non-GAAP) financial measures differently or not at all, which reduces their usefulness as comparative measures.
Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Transaction margin is calculated by dividing transaction margin dollars by our total revenue. Adjusted operating profit (loss) is defined as operating profit (loss) excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense, (iii) severance-related restructuring costs and (iv) expenses related to the preparation to initial public offering not connected to the issue and sale of ordinary shares by us in initial public offering.
Adjusted operating margin is defined as adjusted operating profit (loss) divided by our total revenue.
Depreciation, amortization and impairments below include amounts recorded within Technology and product development expenses in our consolidated statements of profit and loss. We consider the exclusion of certain nonrecurring or noncash items in calculating adjusted operating profit (loss), adjusted operating margin and adjusted non-transaction-related operating expenses to provide a useful measure for investors and others to evaluate our operating results and expenses in the same manner as management.
The following table presents a reconciliation of our operating income (loss) and our operating margin, the most directly comparable financial measures presented in accordance with IFRS, to our transaction margin dollars and transaction margin:

	For the Year Ended December 31,
	2025	2024	2023
Total revenue .....................................................................................................	$3,509	$2,811	$2,276
Operating loss ....................................................................................................	$(230)	$(121)	$(323)
Operating margin ..............................................................................................	(6.6)%	(4.3)%	(14.2)%
Adjustments:
Technology and product development .......................................................	$486	$444	$389
Sales and marketing .........................................................................................	$414	$328	$381
Customer service and operations .................................................................	$207	$203	$240
General and administrative ............................................................................	$306	$281	$270
Depreciation, amortization (excluding software) and impairments ......	$55	$82	$128
Transaction margin dollars ...............................................................................	$1,238	$1,217	$1,085
Transaction margin ............................................................................................	35.3%	43.3%	47.7%
KLARNA GROUP PLC138
Note: Amortization of acquired and internally developed software is included in Technology and product development.
In the year ended December 31, 2024 and December 31, 2023, KCO contributed $240 million, and $72 million, respectively, to our transaction margin dollars. The year-over-year impact of foreign currency fluctuations on our transaction margin dollars in the year ended December 31, 2025, 2024, and 2023 was
$47 million, $6 million, and $10 million, respectively.
The following table presents a reconciliation of our operating income (loss) and our operating margin, the most directly comparable financial measure presented in accordance with IFRS, to our adjusted operating profit (loss) and adjusted operating margin:

	For the Year Ended December 31,
	2025	2024	2023
Total revenue .....................................................................................................	$3,509	$2,811	$2,276
Operating loss ...................................................................................................	$(230)	$(121)	$(323)
Operating margin ..............................................................................................	(6.6)%	(4.3)%	(14.2)%
Adjustments:
Depreciation, amortization and impairments .............................................	$106	$189	$227
Share-based payments expense ..................................................................	$156	$93	$43
Severance-related restructuring costs ........................................................	$15	$6	$4
IPO-related costs .............................................................................................	$17	$14	$—
Adjusted operating profit (loss) ....................................................................	$65	$181	$(49)
Adjusted operating margin .............................................................................	1.9%	6.4%	(2.1)%
The following table presents a calculation of changes in our revenue and transaction margin dollars on a like-for-like basis:
KLARNA GROUP PLC139

	For the Year Ended December 31,		% Change
	2025	2024
Revenue
Transaction and service revenue (as reported) .......................................	$2,500	$2,136	17%
Impact of KCO disposition ..............................................................................	N/A	$(62)	N/A
Impact of foreign currency translation ........................................................	$(73)	$—	N/A
Transaction and service revenue (like-for-like basis) .............................	$2,427	$2,074	17%
Gain on sale of consumer receivables (as reported) ................................	$73	N/A	N/A
Impact of KCO disposition ..............................................................................	N/A	N/A	N/A
Impact of foreign currency translation ........................................................	$(2)	N/A	N/A
Gain on sale of consumer receivables (like-for-like basis) .....................	$71	N/A	N/A
Interest income (as reported) .......................................................................	$937	$675	39%
Impact of KCO disposition ..............................................................................	N/A	N/A	N/A
Impact of foreign currency translation ........................................................	$(2)	$—	N/A
Interest revenue (like-for-like basis) ............................................................	$935	$675	39%
Total revenue (as reported) ...........................................................................	$3,509	$2,811	25%
Total revenue (like-for-like basis) .................................................................	$3,433	$2,749	25%
Transaction margin dollars
Transaction margin dollars (as reported) ...................................................	$1,238	$1,217	2%
Impact of KCO disposition ..............................................................................	$—	$(43)	(100)%
Impact of foreign currency translation ........................................................	$47	$—	N/A
Transaction margin dollars (like-for-like basis) .........................................	$1,285	$1,174	9%
Segment Results of Operations
We manage our business as one operating segment. As a result, our consolidated financial statements included elsewhere in this report have been presented and disclosed as one reportable operating segment.
Geographic Breakdown of Revenue
In the year ended December 31, 2025, 2024, and 2023, our main geographic markets by revenue were
Germany, the United States, and the U.K. No other market contributed more than 10% of revenues. Please refer to Note 3 to our interim condensed consolidated financial statements and Note 4 to our audited consolidated financial statements included elsewhere in this report for more information about the breakdown of our total revenue by geographic market.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly interim condensed consolidated results of operations for each of the twelve quarters in the period from January 1, 2023 to December 31, 2025. The information for each of these quarters has been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this report and, in the opinion of management, include all adjustments necessary to present fairly our results of operations and financial conditions for the periods presented. The following unaudited interim condensed consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements, including the notes thereto, included elsewhere in this report. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.
KLARNA GROUP PLC140

	Three Months Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in $ millions)
Revenue:
Transaction and service revenue ........	368	418	441	541	486	518	532	600	519	604	634	743
Gain on sale of consumer receivables .................	–	–	–	–	–	–	–	–	–	–	–	73
Interest income .........	116	116	134	142	157	164	173	181	182	219	269	267
Total revenue .............	484	534	575	683	643	682	705	781	701	823	903	1,082
Processing and servicing costs ...........	(128)	(131)	(133)	(149)	(136)	(148)	(151)	(161)	(164)	(187)	(208)	(250)
Provision for credit losses ..........................	(73)	(88)	(72)	(120)	(117)	(106)	(116)	(156)	(136)	(174)	(235)	(250)
Funding costs ............	(57)	(62)	(78)	(100)	(113)	(120)	(123)	(147)	(130)	(147)	(180)	(210)
Technology and product development ..............	(88)	(95)	(91)	(115)	(99)	(103)	(107)	(135)	(115)	(120)	(123)	(128)
Sales and marketing .	(76)	(86)	(81)	(138)	(79)	(78)	(70)	(101)	(91)	(93)	(102)	(128)
Customer service and operations ..........	(63)	(54)	(53)	(70)	(57)	(48)	(44)	(54)	(51)	(51)	(53)	(52)
General and administrative ............	(64)	(63)	(53)	(90)	(51)	(64)	(65)	(101)	(94)	(65)	(77)	(70)
Depreciation, amortization and impairments ...............	(37)	(33)	(18)	(40)	(19)	(19)	(17)	(27)	(10)	(32)	(8)	(4)
Total operating expenses ....................	(586)	(612)	(579)	(822)	(671)	(686)	(693)	(882)	(791)	(869)	(986)	(1,093)
Operating profit (loss)	(102)	(78)	(4)	(139)	(28)	(4)	12	(101)	(90)	(46)	(83)	(11)
Other income (expense) ...................	4	(4)	8	11	3	2	2	147	(2)	—	(4)	(5)
Profit (loss) before income taxes .............	(98)	(82)	4	(128)	(25)	(2)	14	46	(92)	(46)	(87)	(16)
Tax benefit	55	(10)	—	15	(5)		(2)	(6)	(7)	(7)	(8)	(10)
Net profit (loss) ..........	(43)	(92)	4	(113)	(30)	(2)	12	40	(99)	(53)	(95)	(26)
Liquidity and Capital Resources
Sources and Uses of Funds
We have maintained a deliberate balance of growth and profitability, generating positive net income from 2005 to 2018. From 2019 to 2022, we invested to accelerate global revenue growth, specifically in the
United States. While our expansion in the United States has contributed to an increase in our GMV, it has also led to operating and net losses in recent periods. Our Retained Earnings (Accumulated deficit)
equaled $2,170 million and $(2,081) million as of December 31, 2025 and 2024, respectively.
We are subject to regulatory requirements on liquidity and funding, including, among others, the Basel
III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. See “—Regulatory Capital
Requirements” below. Our funding needs are determined by the size and growth of our consumer loan portfolio and the size of our liquidity buffer. The funding needs are met primarily with consumer deposits as well as wholesale market funding and loan sale arrangements.
We introduced deposit offerings in 2012. As of December 31, 2025, we held $13 billion of consumer funds. We believe that consumers find our deposit platform attractive due to its ease of account opening, its intuitive digital platform and the competitive interest rates that we offer. We currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium,
Spain, Ireland, Italy, Norway, Poland, Denmark and Portugal. We also raise deposits in Germany, the
KLARNA GROUP PLC141
Netherlands, France, Spain, Finland and Ireland pursuant to a partnership with a third-party platform operated by Raisin. We do not take deposits in the United States, including interest-bearing deposits, as we do not maintain the necessary banking licenses to take U.S. deposits. Given our access to a variety of funding sources, as described below, and our decreasing net losses in recent periods, expanding our deposit-taking operations into the United States is not currently a part of our funding strategy.
In addition to maintaining and growing our deposit base, we pursue a number of additional funding strategies. Through our subsidiaries, we utilize credit facilities as well as issue commercial paper, regulatory capital notes and other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term Note Programs, as more fully discussed under “—Indebtedness” below.  We also utilize forward flow sale agreements, pursuant to which we sell loans originated on our network. See “—
Securitization and Forward Flow Arrangements.” Accordingly, we believe that we have sufficient access to funding sources necessary to appropriately support our operations and future growth.
We have a centralized funding model whereby substantially all deposits and other funding (e.g., wholesale market funding) is raised by Klarna Bank. Klarna Bank then provides, by utilizing currency swaps when needed, necessary funding to other entities within our consolidated group, including to enable our geographical expansion and growth in new markets outside of the EEA. There are currently no regulatory restrictions on the amount of such funding to our entities that are within the regulated banking group, which comprises Klarna Holding and its subsidiaries, including Klarna Inc., our U.S. operating subsidiary, and KFSUK, our U.K. operating subsidiary. Any funding from Klarna Bank to group entities outside the regulated banking group is subject to limits under large exposures rules, which restrict the amount of such funding to 25% of the regulated banking group’s Tier 1 capital.
Our primary needs for liquidity are driven by regulatory requirements and our internal risk limits for liquidity risk. We take a conservative approach to liquidity. As of December 31, 2025, our LCR and NSFR were 892% and 193%, respectively, many times higher than the LCR and NSFR of major Nordic banks. We also had HQLA of $4,543 million as of December 31, 2025, 65% of which composed of cash held at various central banks and other demand deposits. Our liquidity risk arises through the need to fund withdrawals of consumer deposits as well as extending loans to our consumers, capital expenditures and working capital.
Our future contractual obligations and outstanding indebtedness, respectively, are further discussed under “―Contractual Obligations” and “―Indebtedness” below.
We had $3,803 million and $3,243 million of cash and cash equivalents as of December 31, 2025 and
2024, respectively. The $560 million increase in cash as of December 31, 2025 as compared to
December 31, 2024 was primarily due to increases in consumer deposits, offset by an increase in consumer receivables.
We believe that our existing cash and cash equivalent balances, projected cash inflows from operations, including from consumer deposits and repayment of consumer loans and loan sale arrangements, will be sufficient to meet our future liquidity needs for at least the next 12 months. Our long-
term funding requirements may vary materially from those currently planned and will depend on many factors, including, but not limited to, our loan portfolio growth rate, the development of our network and introduction of new products, services and offerings, potential entrance into new geographies or adjacent categories or merger and acquisition activity, other strategic initiatives, increased regulatory requirements, credit losses, headcount, sales and marketing activities, capital expenditures and volatility in capital markets and overall economic conditions.
To the extent that current and anticipated future sources of funding are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing or further increase the amount of our consumer deposits. The sale of additional equity securities would result in additional dilution to shareholders. Incurring debt financing would result in debt service obligations. The instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurance that we will be able to raise additional funds on terms that are
KLARNA GROUP PLC142
attractive to us or at all. The inability to raise funds may adversely affect our business, results of operations, financial condition and future prospects.
See “Risk Factors—Risks Related to Our Business and Industry—We may be unable to maintain our funding model based on consumer deposits or otherwise maintain, renew or replace our other funding arrangements.”
Regulatory Capital Requirements
We are subject to extensive capital adequacy requirements, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD VI and CRR III. The capital adequacy framework specifies, among other things, minimum amounts and types of capital that we need to maintain, including CET1 capital and Tier 1 capital in relation to our risk-weighted exposure amounts.
The table below presents a summary of capital adequacy and liquidity information on a consolidated basis, consistent with our presentation of such information in our Pillar 3 Reports, for the periods presented. We are required to prepare such reports on an annual basis. In addition, we publish select capital adequacy and liquidity information quarterly.

	As of December 31,
	2025	2024	2023
Own funds:
CET1 capital ......................................................................................................	1,583	1,176	1,159
Tier 1 capital .....................................................................................................	1,764	1,326	1,176
Total capital .....................................................................................................	1,947	1,497	1,251
Total risk-weighted exposure amount .........................................................	10,062	6,986	7,150
Capital ratios and requirements: (1)
CET1 capital requirement ..............................................................................	8.6%	8.6%	8.6%
CET1 capital ratio ............................................................................................	15.7%	16.8%	16.2%
Tier 1 capital requirement .............................................................................	10.3%	10.3%	10.4%
Tier 1 capital ratio ...........................................................................................	17.5%	19.0%	16.4%
Overall capital requirement ..........................................................................	12.5%	12.6%	12.4%
Total capital ratio ............................................................................................	19.4%	21.4%	17.5%
Leverage ratio and requirements:
Total leverage ratio exposure amount .......................................................	18,717	13,371	13,130
Leverage ratio requirement (2) .....................................................................	5.3%	5.3%	6.0%
Leverage ratio (3) .............................................................................................	9.4%	9.9%	9.0%
Liquidity coverage ratio (LCR): (4)
HQLA .................................................................................................................	4,543	3,143	2,909
LCR ....................................................................................................................	891.9%	570.9%	723.6%
Net Stable Funding Ratio (NSFR): (5)
Total available stable funding ......................................................................	14,296	10,749	11,702
Total required stable funding .......................................................................	7,423	6,014	5,974
NSFR ..................................................................................................................	192.6%	178.7%	195.9%
Note: Tier 1 capital is calculated as a sum of CET1 capital and AT1 capital. Total capital includes Tier 1 capital and Tier 2 capital.
____________
1  Capital ratios requirements include the minimum requirement, Pillar 2 requirement as well as any counter-cyclical and capital conservation buffer for the period.
2  Includes minimum leverage ratio requirement of 3% as well as any additional Pillar 2 guidance for the period.
KLARNA GROUP PLC143
3  Leverage ratio is calculated by dividing Tier 1 capital by the total leverage ratio exposure amount. A higher leverage ratio indicates a less levered institution.
4  LCR is calculated by dividing HQLA by projected net cash outflows during a 30-day stressed period. This ratio should be equal to at least 100% on an ongoing basis.
5  NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. This ratio should be equal to at least 100% on an ongoing basis.
As illustrated by the table above, while the amount of own funds, high-quality liquid assets and available stable funding have fluctuated over the periods presented, they at all times remained significantly above the applicable regulatory requirements. Such fluctuations were mostly driven by our discretionary capital allocation decisions made in the ordinary course of business to support our growth and effectively manage our operations. They also reflect changes in our net loss (income) for the relevant period.
In line with the applicable regulations, distributions from Klarna Bank and Klarna Holding are subject to ongoing compliance with capital requirements and to permission from the SFSA. For more information about the various capital adequacy regulations applicable to us and our capital adequacy analysis, see
“Business—Regulatory Environment—Regulatory capital and liquidity requirements” and Note 3 to our consolidated financial statements included elsewhere in this report, respectively.
Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:

	For the Year Ended December 31,
	2025	2024	2023

Cash provided by (used in):
Operating activities ..........................................................................................	$(1,032)	$587	$808
Investing activities ............................................................................................	$(30)	$154	$(83)
Financing activities ...........................................................................................	$988	$312	$(62)
Year ended December 31, 2025 Compared to the Year ended December 31, 2024
Operating activities
Cash inflow from operating activities, excluding the impact of movements in operating assets and liabilities, increased to $1,455 million in the year ended December 31, 2025, a year-over-year increase of
$703 million. This increase was primarily driven by a $1,022 million, increase in interest income due to Fair
Financing growth , an increase in the Provision for credit losses to $980 million, as well as an increase in share-based payment expenses to $157 million.
Cash outflows from changes in operating assets and liabilities totaled $1,533 million, primarily due to year-over-year growth of Fair Financing and Pay Later receivables of $1.2 billion, as well as an increase in other working capital movements of $1,288 million, primarily driven by an increase in bonds and treasury bills with maturity > 90 days. This was offset by an increase in consumer deposits of $1,328 million, as we continue to raise consumer deposits to support our GMV growth, with cash inflows from such deposits reaching $2,148 million in 2025, compared to $820 million in the prior year.
Investing activities
Cash outflow from investing activities was $30 million in the  year ended December 31, 2025, compared to cash inflow from investing activities of $154 million in the year ended December 31, 2024. The year-over-
year decrease of $184 million in cash flow from investing activities was primarily due to the net cash
KLARNA GROUP PLC144
received of $187 million related to the divestment of KCO in 2024. This was partially offset by a year-over-
year decrease in investments in intangible assets of $17 million.
Financing activities
Cash inflow from financing activities was $988 million for the year ended  December 31, 2025, compared to cash inflow from financing activities of $312 million in the year ended December 31, 2024. The year-over-year increase of $676 million in cash flow from financing activities was primarily due to $191 million from the issuance of shares related to the September 2025 IPO, the issuance of $165 million in senior unsecured bonds in Klarna Bank AB, the receipt of $589 million from our credit facility, and notes payable redeemed in Klarna Bank AB of $86 million. This was offset by $142 milion of issuances of AT1 securities and subordinated debt of $100 million in Klarna Holding during the year ended  December 31,
2024.
Operating activities
Cash inflow from operating activities, excluding the impact of movements in operating assets and liabilities, increased to $752 million in the year ended December 31, 2024, a year-over-year increase of
$311 million. This increase was driven by underlying improvements in our profitability, as reflected in our profit before taxes of $33 million compared to a loss before taxes of $304 million in the prior year.
Cash outflows from changes in operating assets and liabilities totaled $530 million primarily due to a
$696 million year-over-year decrease in cash flows from consumer deposits. We continue to raise consumer deposits to support our GMV growth, with cash inflows from such deposits reaching $820 million in 2024, compared to $1,516 million in the prior year. These outflows were partially offset by other working capital movements.
Investing activities
Cash inflow from investing activities was $154 million in the year ended December 31, 2024, compared to cash outflow from investing activities of $83 million in the year ended December 31, 2023. The year-over-
year increase of $237 million in cash flow from investing activities was primarily due to net cash received of $187 million from the divestment of KCO, as more fully described in Note 11, and a year-over-year decrease in investments in intangible assets of $40 million.
Financing activities
Cash inflow from financing activities was $312 million for the year ended December 31, 2024, compared to cash outflow from financing activities of $62 million in the year ended December 31, 2023. The year-
over-year increase of $374.00 million in cash flow from financing activities was primarily due to a year-
over-year increase in cash inflow from issuances of notes payable and other borrowings of $160 million, including new issuances of $142 million of senior unsecured bonds under the Swedish Medium Term Note
Program (as defined below), and new issuances of AT1 securities of $142 million in the year ended
December 31, 2024.
Indebtedness
Swedish Medium Term Note Program
Klarna Bank established a medium term note program (the “Swedish Medium Term Note Program”) for the issuance of medium term notes denominated in EUR, NOK and SEK (such notes, “Swedish MTN Notes”).
Swedish MTN Notes may be issued in minimal denominations of EUR 100,000 (or the equivalent in any other available currency) and with a minimum term of one year. Klarna Bank has agreed that the total principal amount of Swedish MTN Notes will not exceed SEK 10 billion (approximately $1,086 million, using the SEK/USD exchange rate of 0.1086000 in effect as of December 31, 2025) at any time. Swedish MTN
Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as
KLARNA GROUP PLC145
EURIBOR, NIBOR or STIBOR. Swedish MTN Notes are senior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Bank’s existing and future senior debt and senior in right of payment to all of Klarna Bank’s existing and future subordinated debt. Neither Klarna Group plc nor any of its subsidiaries guarantees Swedish MTN Notes. The terms and conditions governing Swedish MTN Notes include certain covenants that, among others, limit Klarna Bank’s ability to consolidate, merge or transfer all or substantially all of its assets and require Klarna Bank to maintain a license to conduct banking and/or financing activities as required under the Swedish Banking Act as well as make certain information available to noteholders. Swedish MTN Notes are subject to the application of the bail-in tool, as more fully described in the section of this report titled “Risk Factors―Risks Related to Our Regulatory
Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
Euro Medium Term Note Program
Klarna Holding and Klarna Bank established a medium term note program (the “Euro Medium Term
Note Program”) for the issuance of medium term notes in DKK, EUR, NOK, GBP, SEK and USD (such notes,
“Euro MTN Notes”). Euro MTN Notes may be issued in minimal denominations of EUR 100,000 (or the equivalent in any other available currency) and with a minimum term of one year. Klarna Holding and
Klarna Bank have agreed that the total principal amount of Euro MTN Notes will not exceed EUR 3,000 million (approximately $3,540 million, using the EUR/USD exchange rate of 1.18 in effect as of December 31,
2025) at any time. Euro MTN Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR, STIBOR, SOFR or CIBOR, or may be non-interesting bearing. Euro
MTN Notes may be issued on a senior preferred basis (“Senior Preferred Notes”), on a senior non-
preferred basis (“Senior Non-Preferred Notes”) or on a subordinated basis. The Senior Preferred Notes and the Senior Non-Preferred Notes are intended to be available to meet any MREL Requirement applicable to
us. Neither Klarna Group plc nor any of its subsidiaries guarantees Euro MTN Notes. Euro MTN Notes are subject to the application of the bail-in tool, as more fully described in the section of this report titled “Risk
Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
AT1 Notes
Klarna Bank issues from time to time notes that are intended to be treated as Additional Tier 1 Capital
(such notes, “AT1 Notes”). AT1 Notes have no set maturity date but Klarna Bank may, subject to the SFSA’s pre-approval, redeem such notes in its discretion five years after issuance. AT1 Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. AT1
Notes are junior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna
Bank’s existing and future Additional Tier 1 Capital instruments, senior to all ordinary shares and other instruments that rank junior to AT1 Notes and junior in right of payment to all of depositors of Klarna Bank, other unsubordinated creditors of Klarna Bank, any non-preferred creditors, as defined in the Swedish
Rights of Priority Act, and any subordinated creditors, including holders of instruments that qualify as Tier
2 Capital of Klarna Bank. AT1 Notes are subject to write-down upon occurrence of a trigger event, as set forth in the applicable terms and conditions governing the particular series of AT1 Notes. In addition, AT1
Notes are subject to the application of the bail-in tool, as more fully described in the section of this report titled “Risk Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
Tier 2 Notes
Klarna Holding issues from time to time notes that are intended to be treated as Tier 2 Capital (such notes, “Tier 2 Notes”). Tier 2 Notes may bear a fixed or floating interest rate determined by reference to a
KLARNA GROUP PLC146
benchmark such as EURIBOR, NIBOR or STIBOR. Tier 2 Notes are junior unsecured obligations of Klarna
Bank and rank equally in right of payment to all of Klarna Holding’s existing and future Tier 2 Capital instruments, senior in right of payment to all of Klarna Bank’s existing and future Additional Tier 1 Capital instruments and all ordinary shares and other instruments that rank junior to Tier 2 Capital instruments and junior in right of payment to all of depositors of Klarna Bank, other unsubordinated creditors of Klarna
Bank, and any non-preferred creditors, as defined in the Swedish Rights of Priority Act. The terms and conditions governing Tier 2 Notes include certain covenants that, among others, require Klarna Holding to make certain information available to the noteholders. Tier 2 Notes may be issued under the Swedish
Medium Term Note Program or the Euro Medium Term Note Program, or in a standalone offering. In each case, Tier 2 Notes are subject to the application of the bail-in tool, as more fully described in the section of this report titled “Risk Factors―Risks Related to Our Regulatory Environment―We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, which may negatively affect our operations, the value of our outstanding debt securities and the value of your investment in our ordinary shares.”
Notes currently outstanding
The table below includes details regarding series of notes outstanding as of December 31, 2025. The amounts in U.S. dollars included below were translated from SEK, where applicable, using the SEK/USD exchange rate of 0.1090 in effect as of December 31, 2025, and rounded to one decimal.

Notes	Maturity Year	Interest Rate	Program	Outstanding Indebtedness
Senior Unsecured Floating Rate Notes .....................................	2026	Three-month STIBOR plus 2.250%	Swedish Medium Term Note Program	$54.3 million
Senior Unsecured Floating Rate Notes .....................................	2026	Three-month STIBOR plus 1.800%	Swedish Medium Term Note Program	$81.5 million
Senior Unsecured Floating Rate Notes .....................................	2027	Three-month STIBOR plus 2.050%	Swedish Medium Term Note Program	$27.2 million
Senior Preferred Floating Rate Notes ........................................	2027	Three-month STIBOR plus 1.550%	Euro Medium Term Note Program	$65.2 million
Senior Preferred Floating Rate Notes ........................................	2028	Three-month STIBOR plus 1.750%	Euro Medium Term Note Program	$97.8 million
Tier 2 Subordinated Unsecured Floating Rate Notes .............	2033	Three-month STIBOR plus 7.500%	N/A	$54.3 million
Tier 2 Subordinated Unsecured Floating Rate Notes .............	2033	Three-month STIBOR plus 7.500%	N/A	$27.2 million
Tier 2 Subordinated Unsecured Floating Rate Notes .............	2034	SOFR plus 7.000%	Euro Medium Term Note Program	$100.0 million
AT1 Subordinated Unsecured Floating Rate Notes ................	No maturity	Three-month STIBOR plus 7.000%	N/A	$30.0 million
AT1 Subordinated Unsecured Floating Rate Notes ................	No maturity	Three-month STIBOR plus 9.500%	N/A	$162.9 million
Total ..................................................................................................				$700.4 million
Warehouse Financing facility
To supplement our deposit-based funding strategy and further diversify our available funding sources, during the third quarter of 2025, we entered into a warehouse financing facility (the “warehouse facility”)
with an affiliate of Banco Santander S.A. through a special-purpose consolidated subsidiary structured as
KLARNA GROUP PLC147
a funding trust, as the funder, and Klarna Bank, as the borrower. Under the warehouse facility, we can borrow up to €1.4 billion ($1.6 billion) on a revolving basis. Any borrowings under the warehouse facility are secured by our German “Pay in 30” receivables and will be limited to 80% of the unpaid principal balance of the collateralized loans. Interest on the borrowings accrues at a variable rate by reference to one-month
EURIBOR plus an applicable margin. Such borrowings will be classified within Notes payable and other borrowings in our consolidated balance sheets. The documents governing the facility contain customary representations and covenants reflective of our investment grade credit rating, including portfolio performance triggers. The warehouse facility is structured through a bankruptcy-remote special-purpose vehicle in which creditors do not have recourse against the general creditors of Klarna. As of the date of this report, $589 million was outstanding under the warehouse facility.
Securitization and Forward Flow Arrangements
We enter into synthetic securitization transactions with unconsolidated securitization vehicles
(“SPVs”), pursuant to which we economically transfer a portion of credit risk for certain pools of consumer receivables (the “referenced pools”) to the SPV. The SPV then issues credit-linked notes to investors.
Klarna retains contractual rights to receive the cashflows of the referenced pools and does not derecognize these consumer receivables from its consolidated balance sheet. Klarna pays a fee to the
SPV for the transfer of credit risk that is recorded as incurred in Funding costs. The Company incurred fees of $30.7 million, $32.3 million and $21.9 million for 2025, 2024 and 2023, respectively, in connection with such transactions. The total consumer receivable pool was $1.3 billion, $2.1 billion and $1.7 billion as of
December 31, 2025, 2024 and 2023, respectively.
In 2024, we entered into a forward flow arrangement involving the sale of U.K. Pay Later receivables to an external securitization vehicle financed by the issuance of senior and junior notes to third parties. We derecognize these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards, which is deemed to occur on the sale date. We also continue to service the sold receivables on behalf of the SPV. The structure has a maximum total consumer receivable pool of
GBP 818 million ($1,104 million using the GBP/USD exchange rate of 1.3500000 in effect as of December 31,
2025).
During the second quarter of 2025, we entered into a new forward flow arrangement involving the sale of U.S. Pay Later receivables to an external securitization vehicle, under which the sale of receivables is expected to begin during the third quarter of 2025, up to a maximum program size of $777 million.
In the fourth quarter of 2025, we entered into a new forward flow and whole-loan sale program with a third party investor. The arrangement included the sale of $800 million of the Group’s existing portfolio of
U.S. Fair Financing term loans and ongoing sale of newly originated receivables with a maximum facility size of $1 billion and up to $6.5 billion of originations over its duration.
The total consumer receivables originated at fair value through profit and loss or at fair value through
OCI during 2025 totaled $18 billion, of which $786 million was unsold as of December 31, 2025.
Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2025.

	Payments Due by Period
Contractual Obligations[1]	Total	< 1 year	1-5 years	> 5 years
	(in $ million)
Consumer deposits ............................................................	$13,337	$11,043	$2,294	$—
Notes payable and other borrowings ...........................	1,565	450	876	240
Lease liabilities ...................................................................	85	26	54	5
Total ......................................................................................	$14,987	$11,518	$3,224	$245
KLARNA GROUP PLC148
____________
1 Includes principal amount and any interest and other amounts payable.
Note: Our loan funding commitments are disclosed in Note 19 to our consolidated financial statements included elsewhere in this report. Obligations related to our securitization transactions had contractual maturities less than 12 months and are disclosed in Note 16 to our consolidated financial statements included elsewhere in this report.
KLARNA GROUP PLC149
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this report, as well as the information presented under “About this report—Financial Statements” and “Annual
Report Summary—Summary Consolidated Financial and Other Data.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Note
Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
Our Mission and Vision
Our mission is to reimagine how consumers spend and save in their daily lives. We help people save time, money and put them in control of their finances through AI-powered, transparent and flexible financial services.
Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted AI-enabled assistant making financial empowerment effortless.
Our Company
We are a global digital bank and flexible payments provider building the next-generation AI-powered commerce network.
We have built one of the largest commerce networks in the world, measured by the number of consumers and merchants, serving approximately 118 million active Klarna consumers and approximately
966 thousand merchants in 26 countries as of December 31, 2025, and facilitating $128 billion of GMV in the year ended December 31, 2025. Our flexible and personalized products, trusted consumer brand, global distribution and proprietary scalable infrastructure are the foundations enabling us to become our consumers’ everyday spending and saving partner, available everywhere and for everything. Through our history, we have consistently innovated and challenged the status quo, evolving our network from a consumer-focused payments tool to a global commerce network that enables merchant success. Klarna was built to address the manifold pain points in commerce today, including inefficiency, lack of trust, prevalence of fraud, impersonal relationships between consumers and merchants and high interest and credit-related fees that are harmful to consumers, merchants and society at large.
We began by pioneering a new approach to online payments, designed to bridge uncertainty in the transactions between consumers and merchants by providing short-term flexible credit that is predominantly interest-free and accelerating growth for merchants. Our approach leverages differentiated underwriting capabilities, utilizes bank deposits and other low-cost funding sources and is monetized primarily by driving increased GMV for merchants on our network rather than from only charging interest to consumers. For the year ended December 31, 2025, 97% of transactions conducted on our network were interest-free. This results in lower fees, which we believe drives consumers and, in turn, our merchants, to shift more of their commerce activity onto our network, aligning the financial success of our consumers and merchants with our long-term ambition of durable growth. We have also built a unique advertising solution, connecting engaged consumers to advertisers in a personalized, commerce-centric environment.
Consumers come to Klarna to pay flexibly and securely, to find goods, services and experiences that are relevant to them, and to manage their purchases and savings, all in a trusted environment. We designed our network to provide consumers with more control and flexibility over their payments, to save
KLARNA GROUP PLC150
them time and money and to help them worry less about their finances. This allows us to become an important growth partner for merchants of all sizes, enabling them to grow their businesses and acquire new customers, convert more transactions with higher Average Order Values (“AOVs”) and retain customers with increased loyalty, all while establishing and fostering personal relationships with their customers. Just as card networks revolutionized the way merchants and consumers received and made payments decades ago, we have created a new type of network built upon fairness, sustainability and innovation, while removing intermediaries, complexity and fees along the way.
We accelerate commerce by connecting consumers and merchants with comprehensive AI-powered payment and performance-based advertising solutions, both online and offline. Our payment options provide consumers with the choice to pay however they prefer: Pay in Full for immediate settlement, Pay
Later allows consumers to complete a purchase today while deferring payment to a later date or into installments and Fair Financing allows consumers to settle payments over longer, fixed-term schedules with transparent pricing. We offer the benefits of both open and closed networks. We open our network to a broad consumer and merchant ecosystem, similar to Visa, MasterCard and Amex, but also benefit from our proprietary closed-loop network where we issue, fund, process and settle the entire payment, while retaining a direct relationship with our consumers. Payment options are facilitated across numerous channels, including directly at our merchants’ online or in-store checkouts, in the Klarna app, with the debit-first Klarna card or using Apple Pay or Google Pay.
We have achieved global consumer and merchant scale. Our 118 million active Klarna consumers are diverse—from a wide range of income levels and educational backgrounds—and representative of the broader population. In Sweden, our most mature market, approximately 85% of adults were active Klarna consumers as of December 31, 2025, according to our estimates. Our consumers are financially responsible, too—in the year ended December 31, 2025, Provision for credit losses were less than 1% of originated Gross Merchandise Volume. Merchants view Klarna as an important growth partner because of our consumer scale and global reach. Our approximately 966 thousand merchants include some of the largest global brands—on average, 48% of the top 100 merchants in each of the major markets we serve, which include the United States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the
Netherlands and Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna in the last twelve months ended July 31, 2025 to facilitate payments, while an even greater percentage (66%)
advertised on our network during the same period. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in the year ended December 31, 2025. Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates. We do all of this while allowing merchants to seamlessly integrate Klarna into their existing operations and infrastructure, retaining full control over their brands.
Klarna sits at the center of a global ecosystem. We connect an array of different financial services and commerce organizations, from PSPs, traditional banks, card networks and open banking providers, to commerce enablers, technology partners, in-store payments providers and shipping and return logistics providers, to improve the commerce experience for our consumers and merchants through a unique AI-
powered global network. We continue to grow our network across verticals and geographies to better serve consumers and merchants.
We believe that our credit underwriting capabilities, enabled by our proprietary data from approximately  3.4 million transactions made on average per day on our network from 118 million  active
Klarna consumers in the year ended December 31, 2025, differentiate us from other networks. We are able to make underwriting decisions in seconds with our fully automated processes and underwrite every transaction in real time. We also provide a small spending capacity that gradually increases as consumers responsibly spend more with Klarna, and clear and transparent repayment terms that encourage borrowers to repay on time. All of this distinguishes our financing solutions from market alternatives. In the year ended December 31, 2025, our average balance per active Klarna consumer was $124 (Pay in Full: $0;
Pay Later: $120 Fair Financing: $393) (compared to an average balance per credit card of approximately
KLARNA GROUP PLC151
$6,961 in the United States in 2025, according to Experian). Based on contractual repayment schedules, our weighted average life (WAL) was approximately 39 days (27 days for Pay Later and 109 days for Fair
Financing) (compared to a typical loan duration of more than five years at a typical Nordic bank in 2024, according to publicly available information, and an average of 2.5 years of a typical U.S. personal bank loan in Q1 2025, according to TransUnion). This allows us to quickly react to market changes and efficiently manage credit risk. Our underwriting process results in credit losses that are generally lower than the industry average: for example, our provision for credit losses represented 0.63% of GMV in the year ended
December 31, 2025, while the charge-off rate on consumer loans, issued by all commercial banks reached
2.89% in Q3 2025, according to the Federal Reserve Bank of St. Louis. In addition to lower credit losses, we believe that our underwriting process provides more value to consumers and merchants than alternative payment methods, which helps drive our financial performance.
We have been a constant pioneer in our industry. In 2005, when online shopping was still nascent and marked by distrust, we launched Pay Later products to guarantee consumers would pay only after they had received goods, while also pioneering a new approach to credit. In 2010, we launched our Pay in Full product to give consumers more choice and control over how they pay. In 2017, we started building a disruptive brand to help people streamline their financial lives. As we learned that consumers wanted to use Klarna everywhere, we launched the Klarna card in 2018. That same year, we launched the Klarna app, which enables our consumers to track all their purchases in one place, track their shipments, assist with errands and much more. While we began with payments innovation, in 2019, we started to meaningfully scale our advertising solutions, which personalize the commerce experience for our consumers by using our vast proprietary data set, including data they entrust to us. In 2023, we developed an AI assistant powered by OpenAI, which meaningfully streamlines the commerce experience, and in 2024, introduced
Klarna balance, which makes commerce even more effortless by allowing consumers to Pay in Full or Pay
Later without connecting to a bank account or card. In 2025, we continued to expand and introduce more digital finance products to help our consumers save time and money and effortlessly put them in control of their finances. For example, we enhanced the Klarna Card to deepen its role in everyday financial management and completed its rollout in the United States. The debit-first card integrates our Pay in Full and Pay Later options within a single product and was upgraded with real-time transfer and deposit capabilities to support smarter wallet functionality. The Klarna Card continues to scale rapidly, with more than 4.2 million active consumers globally, reflecting strong consumer demand for simple, flexible and transparent payment tools. At the same time, we continued reshaping access to credit through the expansion of our Fair Financing offering—a transparent, non-revolving alternative to traditional credit—now available at a broader merchant network, including major partners like Walmart. These innovations are all built on our AI-enabled, cloud-native and global technology platform to which merchants can connect via a single API. Every product we bring to market can be launched globally, allowing merchants to reach millions of consumers worldwide almost instantly once connected to our network.
We began operations in Sweden in 2005, and rapidly expanded through the rest of the Nordics. By
2010, we operated in the Nordics, Germany and the Netherlands. By 2016, we were established in nine markets, including Austria (2012), Switzerland (2014) and the U.K. (2014). Since inception, we have strived to maintain a deliberate balance of growth and profitability. We remained profitable for the first 14 years as we scaled our operations in Europe. In 2019, we strategically decided to expand our successful operating model into additional geographies, with a particular focus on the United States, and in the following three years expanded into 12 additional markets. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. In 2023, our operating loss started to decline and we began generating positive transaction margin dollars in the United States, while continuing to grow our GMV and the number of active Klarna consumers and merchants worldwide.
Our Network’s Growth
KLARNA GROUP PLC152
For two decades, Klarna has been transforming the commerce landscape. Our growth strategy is an extension of our ability to innovate and cater to our customers’ needs:
•Klarna at Every Checkout. We have a proven track record of bringing global leading merchants to our network, which have been key in amplifying our brand’s reach. We also have a unique go-to-market strategy: by partnering with several of the world’s largest PSPs, including Worldpay, Stripe and Adyen, we can connect with consumers through hundreds of thousands of merchant checkouts. By integrating Klarna with Apple Pay and Google Pay, our consumers can use Klarna’s payment solutions wherever Apple Pay or
Google Pay is available online in the United States as well as, in the case of Apple Pay, in the U.K., without having the Klarna card. Increasing the availability of our payment methods is imperative to further growth of our network, as a higher penetration of merchants directly translates to a higher share of checkout.
•Klarna Card in Every Wallet. We envision Klarna becoming the default payment method for our millions of active Klarna consumers and future consumers. With the Klarna card, we are making it easier for consumers to enjoy our popular flexible payment options, both online and offline.
•Next-Generation Digital Financial Services. As a digital-first neobank, Klarna’s services are automated, insight-driven and designed to be transparent, fair and intuitive. We partner with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and return logistics providers to improve the commerce experience for our consumers. This breadth of our ecosystem, coupled with our extensive portfolio of licenses and regulatory authorizations, allows us to provide consumer services that others cannot, such as instant refunds, cashback, real-time debit or order and return tracking. These features save consumers time and money and effortlessly put them in control of their finances.
•Klarna’s Personal Shopping and Money Assistant. Through a true understanding of our consumers’
needs, we are uniquely positioned to offer them curated shopping assistance and related products that are truly valuable and relevant to them. Consumers gain access to premium features through subscription services, enhancing their lifestyle while enjoying convenience and savings. Within the Klarna app, they can spend, save and shop smarter with the power of an AI assistant designed to understand personal needs and preferences. From product recommendations to managing expenses, this smart companion is here to guide the consumer throughout the entire commerce journey. This, we believe, will redefine how consumers interact and engage with Klarna, creating a deep and sticky customer relationship.
KLARNA GROUP PLC153
•AI-Powered Efficiency. AI allows us to drive scale efficiencies greater than what was previously thought possible, allowing our deep talent pool to focus on innovation and growth.
Our Competitive Advantages
We enjoy several key competitive advantages that have enabled our continued success since our founding in 2005:
•Compounding Network Effects. Klarna enjoys powerful network effects. Our personalized, highly engaging consumer experiences drive consumers to our network. As more consumers engage at scale, more merchants join our network and grow their businesses. As more merchants join the network, consumers benefit from increased selection across verticals, channels and geographies, and can purchase more frequently using, and demonstrate preference for, our network. Klarna has established a high-utility, high-frequency model, enabling the purchase of everyday goods and services that benefits both our consumers and merchants.
•Trusted Brand, Global Distribution. We have built a brand that is distinctly global, universally recognized and well-loved by consumers and merchants, an accomplishment that we believe is rare among businesses that provide payments and financial services. Our global NPS in September 2024 was
73, according to our estimates, which is significantly higher than an average NPS of 44 for the finance industry in our top eight markets as of March 2023, according to CustomerGauge. As of December 2024, we also had a higher global brand awareness (40%) than the average of our main competitors (28%), according to our estimates. The strength of our brand contributes to our global scale. Our approximately
118 million active Klarna consumers and approximately 966 merchants in 26 countries as of December 31,
2025. Our merchants include global leaders across verticals, such as Walmart, Airbnb, H&M, Nike, Uber and
eBay. The ability to provide merchants with global access to consumers almost instantly once connected to our network is a critical competitive advantage.
•Industry-Leading AI Adoption and Implementation. Klarna has been an early and leading adopter of
AI. Our network and AI capabilities are powered by a unique data set includes SKU-level data points, including 2.6 billion data points collected in the year ended December 31, 2025, and the learnings of more than 6.4 billion transactions conducted on our network to date. . We also utilize ML in our business, in particular to increase the speed and accuracy of our proprietary underwriting model. Consumers and merchants entrust us with their data because we use that data for their benefit by improving their experience with Klarna, as more fully explained below:
•AI improves conversion and accelerates our revenue. We present consumers with AI-powered personalized shopping feeds, leading to more transactions on our network.
•AI streamlines the consumer experience and reduces our costs. In February 2024, we launched our AI assistant in partnership with OpenAI. Our AI assistant has handled 80% of customer service chats in the year ended December 31, 2025  (according to our service chat log data), with no drop in consumer satisfaction levels since its introduction (according to internal consumer satisfaction surveys).
•ML supplements our credit underwriting. ML enhances our high-frequency, large-scale and real-time underwriting.
•AI transforms our productivity and drives increasing efficiency. AI adoption—including the related reduction in the use of third-party suppliers and vendors and the adoption of the AI copilot to create and review code—has led to internal efficiencies. Our average annual revenue per employee at period end has increased from approximately $344 thousand in 2022 to approximately $1,240 thousand in the year ended December 31, 2025.
•Scalable Technology Platform. Our network is powered by a single, AI-enabled cloud-native technology platform that facilitates connections across the global ecosystem. Businesses ranging from
KLARNA GROUP PLC154
PSPs, traditional banks, card networks and open banking providers to commerce enablers, technology partners, in-store payment providers and shipping and and return logistics providers join our network through a single shared API to enable fast and global connectivity nearly instantly.
•Diversified and Sustainable Business Model. Our diversified revenue model, based primarily on merchant fees, aligns the interests of merchants, consumers and our business. The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than we do on either merchant revenue or interest income. Our banking license provides us with a diversified, flexible funding toolkit and enables us to maintain a low-cost, stable funding model based on consumer deposits as well as the ability to actively manage our balance sheet through a range of complementary funding and risk-transfer mechanisms as we scale. We currently offer savings accounts directly to residents of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the
Netherlands, Norway, Poland, Portugal, Spain and Sweden. We are also able to collect deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party deposit-taking platform operated by Raisin. Our banking pedigree adds rigor to our underwriting processes, which are designed to continuously improve our credit decisioning and monitoring. These factors, combined with our efficient go-to-market model defined by a recognizable brand and partnerships with top global merchants,
PSPs and commerce platforms, drive leverage in our operating model.
•Durable Growth Profile, with Scale Efficiencies. Our network connects millions of consumers and hundreds of thousands of merchants at scale to power global commerce. Our scale enables our efficient growth. More consumers attract more merchants to our network, which, in turn, attract more consumers.
As we have scaled our operations over the last 20 years, we have optimized our cost structure and driven meaningful operating leverage in the business. For example, from 2023 to the year ended December 31,
2025, our operating loss improved by 29% while our transaction margin dollars increased by 14% and operating margin by 8 percentage points during the same period.
Our Financial Model
Our financial model is defined by our ability to deliver sustainable growth and significant margins. We attract consumers and merchants with our powerful value proposition. Once on our network, our cohorts compound as consumers and merchants realize increasing value from using Klarna for more of their commerce needs over time. As network activity grows, so does ARPAC through diversified revenue streams, based primarily on merchant fees. We also maintain a conservative, cost-effective funding model and best-in-class underwriting process with low credit losses, which drives transaction margin dollar efficiency. Finally, we consciously manage operating expenses to drive leverage throughout our model. For example, our recent initiatives and strategic investments, such as wide-scale AI adoption in various aspects of our operations, have driven a significant margin expansion.
The foundations of our financial model allow us to make deliberate decisions to invest in product and global expansion. We believe these decisions play a key role in our success and have allowed us to successfully compete in various markets and geographies for almost 20 years. We have maintained an intentional balance of growth and profitability, generating positive net income from 2005 to 2018. From
2019 to 2022, we invested heavily to accelerate our global revenue growth, specifically in the United
States. In 2023, we reached an inflection point when the scale of our U.S. operations allowed us to achieve a significant operating loss improvement and generate positive transaction margin dollars in that market.
The positive transaction margin dollars in the United States, combined with a blend of operational discipline and AI-driven efficiencies, allowed us to achieve significant operating margin improvement on a consolidated basis. While our expansion in the United States has contributed to an increase in our GMV, it has also led to net losses in recent periods. From 2023 to the year ended December 31, 2025, our operating margin grew by 8 percentage points.
At the same time, we have achieved significant scale (reaching $128 billion in GMV in the year ended
December 31, 2025), growth (25% year-over-year revenue growth in the year ended December 31, 2025).
KLARNA GROUP PLC155
Our GMV has consistently grown faster than the broader market. From 2023 to 2025, our GMV grew at 18%
CAGR, compared to a 5% CAGR for the total spend in the Retail and Travel categories in our current markets, according to the Market Opportunity Study. We have accomplished this financial performance while continuously innovating and investing in our growth.
Merchant-Led Fees
The chart below shows an illustrative Pay Later transaction, including its flow and life cycle, where consumers complete their purchase today, while deferring the full payment to a later date or paying in installments. We charge the merchant a fee after a successful transaction, and the consumer pays no interest on the deferred or installment payments unless the consumer chooses to utilize one of our payment flexibility features.
Merchant fees vary based on several factors, including the geography and transaction type. Similarly, in the case of Pay in Full, consumers pay for the transaction immediately, and Klarna charges the merchant a fee after a successful transaction. Fair Financing is similar to Pay Later in that we allow the consumer to pay over time, but for longer periods (generally over six to twelve months, but can be up to 36 months depending on the purchase). Consumers using Fair Financing may also be charged predetermined and clearly labeled interest on their outstanding borrowings over the borrowing period. In a Fair Financing transaction, we may earn interest income on the consumer’s use of credit provided by us. Our consumers can also take advantage of two payment flexibility features for a fee. “Snooze” gives them additional days to pay for their purchase. For larger purchases, our consumers can also convert their Pay Later transaction to a Fair Financing product, which helps consumers better manage their finances.
In the quarter ended December 31, 2025, Pay Later represented 77% of our total transactions (78% of our GMV), Pay in Full (after excluding transactions processed through KCO unbranded channels) 18% of our total transactions (10%) and Fair Financing the remaining 4% (12%). The increase in the proportionate share of Fair Financing transactions corresponds to the continued expansion of the full suite of our payment products across a growing number of merchants. For example, the number of merchants offering
Fair Financing has doubled in two years, from approximately 61k merchants in December 2023 to 194k merchants in December 2025, including leaders in their respective categories, like Walmart. This expansion underpinned a 165% year-over-year growth in our Fair Financing GMV in the quarter ended
December 31, 2025.
As an everyday spending partner, 97% of all of our transactions in the year ended December 31, 2025 were interest-free. We anticipate that these interest-free products will continue to account for a significant majority of our total transactions in the future. At the same time, we expect the relative contribution of our
Fair Financing product to both the total number of transactions and our overall GMV to increase in future periods. We also believe that any changes in our payment mix will be gradual, given our broad diversification across merchants, verticals and geographies.
KLARNA GROUP PLC156
Illustrative Pay Later Transaction
____________
Reflects our average take rate in the year ended December 31, 2025
In addition to the revenue we generate from facilitating transactions on our commerce network, we also earn revenue from providing value-added services to our consumers and merchants. In the year ended December 31, 2025, on average, 46 million of our active Klarna consumers opened the Klarna app every month to track their purchases, use our budgeting and banking tools, or to shop taking advantage of our AI assistant, our specialized shopping search-engine, our offers, or our inspirational product catalog.
We generate advertising revenue when a consumer clicks on an ad placed on the Klarna app or our website after their initial search, or purchases an item they have found through the Klarna app. We also generate consumer service revenue from our consumers using Klarna Membership, our subscription service that grants consumers access to a variety of features and offers, including special merchant deals.
Advertising revenue reached $190 million in the year ended December 31, 2025, or 5% of our total revenue.
As we continue to build on our lifestyle, shopping and financial services, we believe the composition of our revenue streams will continue to evolve.
Flexible and Low-Cost Base
We are able to attract consumers and service them at a structurally low cost base.
•Low Cost to Acquire. We acquire many consumers organically, thanks to our strong brand and our intuitive sign-up process, which enables consumers to use us for the first time when registering at the merchant checkout.
•Low Cost of Risk and Flexible Credit Issuance. Our expertise in credit underwriting, built over nearly two decades of experience and incorporating the latest ML technology, has resulted in our provision for credit losses representing less than 0.2% of GMV in our most mature markets and 0.63% overall in the year ended December 31, 2025. The transactional nature of our credit model makes the duration of our average loan short-term (approximately 39 days in the year ended December 31, 2025, including 27 days for Pay
Later and 109 days for Fair Financing), meaning that changes in our credit policy have an almost immediate impact on our results of operations.
•Low Cost of Funding. Because of the short duration of our credit, our average consumer receivables in the year ended December 31, 2025 were $9.3 billion, compared to our GMV of $128 billion. Thanks to the trust of our consumers and our banking license, in the year ended December 31, 2025, we funded 90% of our lending activities by utilizing consumer deposits, which equaled $13 billion as of December 31, 2025. As
KLARNA GROUP PLC157
a result, our average cost of funding was approximately 2.4% compared to xIBOR in Europe of approximately 2.5% in the year ended December 31, 2025.
•High Operating Leverage. Our centralized product development enables us to scale without proportionally increasing our cost base. Increasing use of AI and a focus on cost optimization is also supporting our ability to reduce our expenses, more than offsetting any associated increase in salaries and technology costs. Despite the reduction in our workforce, thanks to AI-driven efficiency gains and normal course employee attrition, we have continued to innovate, launching our Klarna Card in 16 markets in 2025.
Our focus on cost-disciplined innovation has driven a 54% revenue growth in the year ended December 31,
2025 compared with 2023 while our operating expenses increased by 44% for the same period. Our average annual revenue per employee at period end has increased from approximately $344,000 in 2022 to approximately $1,240,000 in the year ended December 31, 2025.
Key Business Metrics
The following table sets out our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, these business metrics are presented to assist investors to better understand our business and how it operates.

	As of, or for the Year Ended, December 31,
	2025	2024	2023
GMV (in $ millions) ...............................................................................................	127,862	105,015	92,465
Year-over-year change (in %) ..........................................................................	22%	14%	N/A
Year-over-year change on a like-for-like basis* (in %) ..............................	20%	15%	N/A
Number of Active Klarna Consumers (in millions)[1] ...........................................	118	93	84
Year-over-year change (in %) ..........................................................................	27%	11%	N/A
ARPAC (in $)[2] ........................................................................................................	29	30	27
Year-over-year change (in %) ..........................................................................	(3)%	11%	N/A
Year-over-year change on a like-for-like basis* (in %) ..............................	(2)%	13%	N/A
Transaction Margin Dollars (in $ millions)[3] ........................................................	1,238	1,217	1,085
Year-over-year change (in %) ..........................................................................	2%	12%	N/A
Year-over-year change on a like-for-like basis* (in %) ..............................	9%	15%	N/A
n.m. = not meaningful
____________
1 The year-over-year increase the number of our active Klarna consumers in the year ended December 31, 2025 was partly driven by the transition of Stocard customers into our network.
2 The year-over-year decrease in our ARPAC in the year ended December 31, 2025 was driven by the transition of our former
Stocard customers into our network, which resulted in a significant increase in the number of our active Klarna consumers over a short period of time.
3 Transaction margin dollars is a non-IFRS measure. See “—Non-IFRS Financial Measures” below.
Note: Our key business metrics presented in the table above include transactions processed through
KCO. Adjusted for the sale of KCO, our key business metrics equalled in the year ended December 31, 2024 and 2023, respectively: (1) GMV: $102,455 million (16% year-over-year change) and $88,665 million; (2)
ARPAC: $30 (15% year-over-year change) and $26; and (3) transaction margin dollars: $1,189 million (17%
year-over-year change) and $1,016 million. The divestment of KCO does not affect the number of active
Klarna consumers nor any fiscal period subsequent to the fourth quarter of 2024 when the sale of KCO was completed.
*Year-over-year change on a like-for-like basis is calculated by adjusting the relevant metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We present like-for-like changes in our metrics when one of the
KLARNA GROUP PLC158
comparative periods is, or includes, the fourth quarter of 2024, the period in which the sale of KCO was finalized.
Gross Merchandise Volume
We define GMV, measured for a period, as the total monetary value of all completed purchases on our network in that period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes). GMV does not represent revenue earned by us. However, GMV is a measure of the scale of our network and is a key driver of our revenue. GMV growth is driven by an increase in the number of merchants on our network that our consumers can transact with, the number of active Klarna consumers and the average spend of our consumers. While
GMV is a key indicator of the payment volume of our network, it does not reflect all of the transactions that are enabled through our network. For example, a customer may purchase products from a merchant in response to an ad placed by that merchant in the Klarna app but not use a Klarna payment solution to complete the transaction. In that case, the transaction would not contribute to our GMV or generate merchant revenue, but would generate advertising revenue for us. In the year ended December 31, 2025, our GMV was $128 billion, which represented an increase of approximately 38% from 2023. We have observed a notable acceleration of our GMV growth in recent months, both in the United States and our more mature markets, driven by Klarna becoming, or on track to become, a default payment option with a growing number of PSPs, including JP Morgan Payments, Stripe, Nexi and Worldpay, as well as the continued expansion of our merchant relationships. We believe that such partnerships position us well to further expand our GMV globally.

GMV Growth YoY
32%
25%
21%
6%
Q1'25
Q2'25
Q3'25
Q4'25

We generate GMV from two points of purchase:
•At the merchant’s checkout, when a consumer chooses a Klarna payment option to purchase goods or services from a merchant on our network; and
•Direct-to-consumer, when a consumer uses a Klarna-issued payment card—either the Klarna card or a one-time card—at any online or physical store that accepts Visa, irrespective of whether the merchant is on our network.
KLARNA GROUP PLC159
The table below shows the breakdown of our GMV between these two points of purchase for the periods presented:

	For the Year Ended December 31,
	2025	2024	2023
Total (in $ millions) ...............................................................................................	127,862	105,015	92,465
Merchant checkout (in $ millions) ....................................................................	112,916	95,623	84,642
as share of total GMV (in %) .............................................................................	88%	91%	92%
Direct-to-consumer (in $ millions) ....................................................................	14,946	9,392	7,823
as share of total GMV (in %) .............................................................................	12%	9%	8%
In addition, the table below shows the relative breakdown of our GMV among our payment options for the periods presented:

	For the Year Ended December 31,
	2025	2024	2023
Pay in Full .............................................................................................................	11%	16%	21%
Pay Later ..............................................................................................................	80%	79%	75%
Fair Financing ......................................................................................................	9%	5%	4%
Note: Data in the table above excludes GMV generated through KCO unbranded channels.
Number of Active Klarna Consumers
We define active Klarna consumers as consumers who have made a purchase or a payment using a
Klarna-branded product or logged into the Klarna app within the past 12 months. As a result, this metric represents consumers who have engaged in a revenue-generating activity in a relevant period, either by making a purchase or a payment using Klarna (therefore generating merchant and/or interest revenue) or logging into the Klarna app (therefore generating advertising revenue). In the year ended December 31,
2025, the number of active Klarna consumers increased 28% year-over-year compared to the year ended
December 31, 2024, reaching approximately 118 million, primarily driven by our growth in key markets, including the United States and the U.K., as well as the successful conversion of Stocard users into our active Klarna consumers. In the year ended December 31, 2025, on average, 46 million of our active Klarna consumers opened the Klarna app every month.
The number of active Klarna consumers excludes consumers using Sofort (an online payments company acquired by us in 2014, operating primarily in Germany and consolidated into Klarna Bank in
December 2024), Billpay (a German online payments company acquired by us in 2017), Pricerunner (a comparison price leader acquired by us in 2022) as well as consumers who have transacted through unbranded channels. We continuously work to better integrate our acquired businesses into our operations and network and, as a result, to transition their users that we have engaged with us over time into active Klarna consumers. For example, we recently transitioned Stocard users to the Klarna app. This migration integrated Stocard’s active users into Klarna’s ecosystem, enhancing their experience with loyalty card management and flexible payment options. The successful integration of Stocard users has significantly contributed to the recent growth in Klarna’s active consumer base, strengthening our position as a leading global payments and shopping platform.
Average Revenue per Active Consumer
We define ARPAC as our total revenue divided by the number of active Klarna consumers over the period. We monitor our ARPAC to track the value we generate across all our active Klarna consumers in a given period. ARPAC is a key indicator of consumer success on the Klarna network because it quantifies the spending behavior and engagement of active Klarna consumers on our network over time. When we are successful in growing our active Klarna consumers and average spend per user, our ARPAC expands.
KLARNA GROUP PLC160
Our ARPAC grew by 7% from 2023 to the year ended December 31, 2025, despite being temporarily negatively affected in recent periods by the Stocard user integration discussed above.
ARPAC is driven by purchase frequency, AOV and take rate. Typically, purchase frequency, which is defined as the total number of transactions on our network over the past 12 months divided by the number of active Klarna consumers in the same period, increases as our market penetration and maturity grow.
For example, in Sweden, where we launched in 2005, consumers transacted on average 33 times per year in the year ended December 31, 2025, as compared to 30 times per year in 2023. In the United States, where the Klarna app launched in 2019, consumers transacted on average 6 times per year in the year ended December 31, 2025, as compared to 5 times per year in 2023. We aim to further increase purchase frequency by expanding our network into new verticals and through various initiatives, including the Klarna card, our shopping browser extension and additional PSP integrations, in particular with MoRs, each of which increases the merchant adoption of our network and its relevance to consumers.
Expanding Purchase Frequency
________________
Note: The chart above refers to the year ended December 31, 2025 for Klarna. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S.
credit card use frequency based on data by Capital One.
Purchase frequency is the primary driver of ARPAC growth. Typically, consumers transact more frequently the longer they are on our network, as they experience the benefits and increased value our network provides over time. There is also a correlation between the number of merchants using our network in a geography and the consumer purchase frequency in that geography, reflecting the network effects we have created.
KLARNA GROUP PLC161

New Cohort Purchase Frequency Accelerating Faster than Older Cohorts

________________
Note: Consumer cohorts are based on the date of first purchase on our network. Purchasing consumers refers to consumers who have made a purchase using a Klarna payment method.
ARPAC generally increases the longer consumers have been using our network. In addition, as we have expanded, new cohorts typically have a higher starting point for average revenue per purchasing consumer resulting from a higher initial purchase frequency and feature usage.
Transaction Margin Dollars
We define transaction margin dollars as total revenue less total transaction costs, which consist of processing and servicing costs, provision for credit losses and funding costs.
From 2024 to the year ended December 31, 2025, our transaction margin dollars grew 2% to $1,238 million from $1,217 million. In contrast GMV grew 22% in 2025, reflecting mix and timing effects from the rapid expansion of Fair Financing. As Fair Financing scales, we provision expected credit losses upfront while revenue is recognized over subsequent quarters. In 2025, this drove an increase in provision for credit losses ($794 million vs. $495 million), creating near-term margin pressure. The result is deferred profitability, with growth in higher-duration Financing products weighing on current-year Transaction
Margin Dollars.
We expect the relative portion of Fair Financing products in our overall payment option mix to increase as we continue to expand the availability of our full suite of payment products across our growing merchant network, including at leading merchants in their respective categories, like Walmart. In line with
IFRS accounting standards, we recognize a provision for credit losses at the time of each Fair Financing transaction, even though we will generate interest income on such transactions over the life of the loan. As a result of this provisioning process, we have seen a near-term negative impact to our transaction margin dollars in 2025 driven by increased provisions for credit losses as we continue to increase our GMV generated from Fair Financing. At the same time, our transaction margin dollars are expected to increase as we recognize interest income from such Fair Financing products over time in excess of the provision for credit losses originally taken, as illustrated below.
KLARNA GROUP PLC162
Illustrative Impact of Fair Financing on Income Statement Over Time
Other Key Metrics Underlying Our Financial Model
Revenue
Our revenue is driven by the number of consumers transacting through our network and ARPAC associated with these transactions. Revenue is influenced by three factors: the primary and overarching factor is growth of GMV on which we generate transaction and service revenue, followed by advertising revenue from the use of the Klarna app and consumer service revenue from the use of Klarna
Membership.
Take rate
We define take rate as our total revenue as a percentage of GMV. Our take rate increased from 2.5% in
2023 to 2.7% in the year ended December 31, 2025. Take rate is a function of multiple dynamics of our business, which are continuously evolving as we expand our offerings and enter additional markets, including geographic, product, channel and vertical mix. For example, generally the U.S. market has higher take rates than our other geographies, so any increase in the share of the U.S. market in our GMV is expected to, all other things being equal, result in a higher overall take rate. Similarly, longer duration financing products have higher take rates compared to Pay in Full or the Klarna card. In turn, higher purchase frequency verticals, such as services, have generally lower take rates. Finally, our revenue increases as we add value to consumers and merchants through the use of the Klarna app, driving advertising and consumer service revenue without an associated increase in GMV.
We divide our revenue into two categories: (i) transaction and service revenue and (ii) interest income.
The majority of our revenue is transaction and service revenue, which primarily consists of merchant revenue.
Transaction and service revenue
Transaction and service revenue represented 71%, 76% and 78% of our total revenue in the year ended
December 31, 2025 , 2024, and 2023, and grew 17% and 21% year over year, respectively. Transaction and service revenue is composed primarily of the following:
•Merchant Revenue. Merchant revenue primarily refers to fees paid by our merchants, generated when consumers transact on our network and also includes interchange revenue and fees for settling
KLARNA GROUP PLC163
disputes. In the year ended December 31, 2025 and in 2024 and 2023, merchant revenue represented 74%,
75%, and 76%, respectively, of our transaction and services revenue. This revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary across our geographies.
Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services transacted through our network) or fixed fees on each transaction, or a mix of both, depending primarily on the merchant vertical. Our growth in the United States was a meaningful driver of the merchant revenue growth, given the higher take rates in the U.S. market.
•Advertising Revenue. We define advertising revenue as revenue paid by merchants who advertise on our network. In the year ended December 31, 2025 , 2024, and 2023, advertising revenue represented
7%, 8%, and 9%, respectively, of our transaction and service revenue. We earn advertising revenue from search solutions as well as affiliate and brand ads placed on our network.
•Consumer Service Revenue. We define consumer service revenue as revenue we earn from fees charged to consumers. In the year ended December 31, 2025 , 2024, and 2023, consumer service revenue represented 15%, 16%, and 13% of our transaction and services revenue, respectively. A declining share of our consumer service revenue comes from reminder fees, which represented 66%, 74%, and 83% of our consumer service revenue in the year ended December 31, 2025 , 2024, and 2023, respectively. Klarna’s reminder fees are flat, capped, clearly disclosed and applied only when a payment is several days late.
Reminder fees are always preceded by multiple friendly reminders (e.g., push notifications, emails and app reminders). These fees are designed to encourage timely repayment and help cover our costs. Reminder fees vary by geography and payment option.
Gain on sale of consumer receivables
Gain on sale of consumer receivables consists of gains recognized on the sale of Fair Financing receivables to institutional investors which transfer the related credit risk and funding exposure. During the year ended December 31, 2025, the Company entered into entered into sales agreements of Fair
Financing receivables comprising both an initial sale of existing portfolio and additional forward flow agreements. The total Fair Financing receivables sold during the year was $1.6 billion. These sales of receivables resulted in a gain on sale $73 million, of which $25 million was reclassified from other comprehensive income during 2025. There was no comparable revenue for the year ended December 31,
2025.
Interest income
We define interest income as income we earn when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products or delay the cost of transactions with our payment flexibility features, such as “snooze.”
Since 2021, we have only charged consumers interest on our Fair Financing products, with a duration of three months or longer. Pay in Full or Pay Later products are non-interest bearing. Interest income represented 27%, 24% and 22% of our total revenue in the year ended December 31, 2025 and in 2024, and
2023.
Operating Expenses
Operating expenses include processing and servicing costs, provision for credit losses, funding costs, technology and product development expenses, sales and marketing expenses, customer service and operations expenses, and general and administrative expenses.
From 2023 to the year ended December 31, 2025, we saw a decrease across our operating expenses as a percentage of our revenue, as revenue growth has outpaced operating expense growth. Technology and product development expenses as a percentage of revenue decreased 3 percentage points, sales and marketing expenses as a percentage of revenue decreased 5 percentage points, customer service and operations expenses as a percentage of revenue decreased 5 percentage points, and general and
KLARNA GROUP PLC164
administrative expenses as a percentage of revenue decreased 3 percentage points. This led to our total operating expenses as a percentage of revenue decreasing 8 percentage points from 2023 to the year ended December 31, 2025, even as our GMV increased 38% in the same period. As a result, our operating result improved by $93 million (or 29%) in the year ended December 31, 2025. In the same period, our adjusted operating result improved by $114 million (or 233%), from an adjusted operating loss of $49 million to an adjusted operating profit of $65 million. In fact, during the year ended December 31, 2025, the difference between our revenue, on the one hand, and adjusted operating expenses has been increasing.
This increased leverage has been the result of a number of efficiencies we are implementing throughout our business, including certain AI-focused initiatives which have reduced our costs.
The below chart illustrates our expanding operation margins from 2019 to the year ended
December 31, 2025.
Expanding Operating Margin
________________
Note: Adjusted operating expenses are non-transaction related IFRS operating expenses excluding processing and servicing costs, provision for credit losses and funding costs.
In particular, from 2023 to the year ended December 31, 2025, as a result of our declining operating expenses as a percentage of our total revenue, our operating result improved by $93 million (or 29%). In the same period, our adjusted operating result improved by $114 million, from an adjusted operating loss of
$49 million to an adjusted operating profit of $65 million.
Transaction Margin Dollars and Transaction Margin
We define transaction margin dollars as our total revenue less total transaction costs, which consist of processing and servicing costs, provision for credit losses and funding costs. The most directly comparable financial measure presented in accordance with IFRS to our transaction margin dollars is operating income (loss). We calculate transaction margin dollars as operating income (loss) plus technology and product development costs, sales and marketing costs, customer service and operations costs, general and administrative costs and depreciation, amortization and impairments costs. Transaction margin is calculated by dividing transaction margin dollars by our total revenue. See “—Non-IFRS Financial
Measures.”
KLARNA GROUP PLC165
Processing and servicing costs
We define processing and servicing costs as costs we pay to settle transactions, including payment fees, authentication fees and scoring costs. Processing and servicing costs typically vary as a result of the relative mix of payment methods and the geographies in which we operate. For example, while in the
United States our take rates are higher, our payment fees are similarly higher as a result of a less regulated payments ecosystem as compared to other jurisdictions, which leads to higher processing and servicing costs.
Provision for credit losses
We define provision for losses as provisions for future losses and realized losses associated with all consumer lending activities during the relevant period. Our provision for credit losses have consistently remained below 1% of GMV (0.63% in the year ended December 31, 2025).
Funding costs
We define funding costs as net interest costs associated with funding our consumer financing products. They include interest that we pay on our consumer deposits. From 2023 to the year ended
December 31, 2025, our funding costs increased from $297 million to $667 million, or from 0.32% to 0.52%
of our GMV and from 3.1% to 5.1% of our deposits over the same period. Our highly competitive deposit savings platform and bank license provide us greater operational flexibility and a relatively lower funding cost compared to wholesale funding models. For example, in the year ended December 31, 2025, 90% of our lending activities were funded from our consumer deposits, 58% of which are fixed and longer-term than the average duration of the consumer loans that we funded through such deposits.
The below table illustrates changes in our various transaction costs from 2023 to the year ended
December 31, 2025. As shown below, we increased our total transaction costs by 91% while growing our revenue by 54% over the same period.

	For the Year Ended December 31,			2023 to 2025 % Change
	2025	2024	2023
Processing and servicing costs ........................................	$(809)	$(596)	$(541)	50%
Provision for credit losses .................................................	(794)	(495)	(353)	125%
Funding costs .......................................................................	(667)	(503)	(297)	125%
Total .......................................................................................	$(2,270)	$(1,594)	$(1,191)	91%
Our priority is to drive transaction margin dollar growth, given that our margin can fluctuate with changes in our product, merchant, vertical and geographical mix. Transaction margin is calculated by dividing transaction margin dollars by our total revenue. We have consistently delivered increasing transaction margin dollars in a new geography following our entry into that geography. As our markets mature, the number of active Klarna consumers and their purchase frequency typically increase, leading to a more frequent use of our network. Higher purchase frequency drives increased scale, which in turn improves the data that we collect and use to underwrite, reducing credit losses from both new and existing consumers. This approach allowed us to generate positive transaction margin dollars in all 10 markets that we launched before 2020.
Our Ability to Grow Our Global Consumer Base
The growth and engagement of our global consumer base is a critical factor in our ability to grow our total revenue and operating results.
KLARNA GROUP PLC166
Consumer growth
We have a track record of growing the number of active Klarna consumers over time. As of
December 31, 2025, we had 118 million active Klarna consumers, an increase of 42% from 2023. This growth was primarily driven by our success in attracting new consumers in our key markets, including the United
States and the U.K., as well as our ability to successfully convert our former Stocard users into active
Klarna consumers.
Number of Active Klarna Consumers (in millions)
Our consumer base growth is supported by powerful secular trends such as the growth of digital payments and increasing distrust of credit cards among younger generations. For example, as of June
2024, the average credit card balance of Gen Z Americans was 50% lower than that of all American consumers, according to Experian. Additionally, in 2024, only 72% of U.S. consumers had trust in their bank and their practices, according to Ipsos. In 2024, Americans collectively paid $254 billion in credit card interest and fees, according to WalletHub. We expect to continue to grow the number of our active Klarna consumers by capturing more consumers in existing markets, including gaining customers from merchants at the checkout and converting consumers from other parts of the Klarna ecosystem.
Increasing consumer penetration in existing markets
Our active Klarna consumers are geographically diverse, even though our market penetration varies materially around the world. For example, in Sweden, our most mature market, approximately 85% of the adult population were active Klarna consumers as of December 31, 2025, while in the United States, the market that we entered only five years ago, that number was approximately 11%. Although we have reached significant scale, the penetration of the addressable consumer base in the markets we serve today was only 14.8% as of December 31, 2025. We believe we have an opportunity to significantly increase our market penetration over time, particularly in the United States. We have a track record of increasing
KLARNA GROUP PLC167
consumer penetration as we mature and expand our offerings in individual geographies, as shown in the chart below.
Expanding Consumer Penetration

Market	Launch Date	Consumer Penetration (%) 2025	eCommerce Penetration (%) 2025
Sweden	2005	85.4%	41.1%
Germany	2010	34.5	14.8
UK	2014	23.8	4.0
US	2019	11.4%	1.0
RoW	*Various*	11.5	2.7
Group		**14.8%**	**2.7%**

↑ Penetration increases as markets mature

Effective consumer acquisition strategy
We initially reach consumers in their commerce discovery journey at the point of purchase. We enable consumers to sign up to Klarna at the point of checkout, with minimum friction. Since we partner with some of the largest merchants globally, being able to sign up consumers at checkout is a very effective consumer acquisition strategy.
We are very focused on acquiring consumers in a highly efficient manner. Our cohorts demonstrate high degrees of repeatability and predictability, which, in combination with our transaction margin dollars, enables us to continue investing in consumer acquisition outside of the merchant checkout. We expect to continue to focus on acquiring new consumers and increasing our engagement with our existing consumers, with the goal of becoming their everyday spending and saving partner.
Our Ability to Increase Engagement and Expand Revenue from Existing Consumers
Purchase frequency growth drives increased spend on our network
As consumers find value on our network, they are typically more engaged and use Klarna for more of their purchasing needs, which is visible in our frequency trends. On average, our 2019, 2020 and 2021 consumer cohorts made three transactions during their first year on our network and at least ten transactions by year three. Purchase frequency typically increases as we launch and scale key product initiatives and as we expand into new verticals. These initiatives contribute to purchase frequency expanding as we mature within our existing markets, as demonstrated in the graphic below. In Sweden, for example, our average purchase frequency has reached 33 times per year in 2025. In the United States, purchase frequency in that period was approximately 6 times per year and grew from 5 in 2023.
KLARNA GROUP PLC168

Purchase Frequency by Cohort	Expanding Purchase Frequency

________________
Note: The right-hand side chart above refers to the year ended December 31, 2025 for Klarna. The
“Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One.
Our purchase frequency has consistently grown in the last three years as the proportion of consumers in our more recently launched markets increased. Average annualized purchase frequency across our network reached 10.5 times in the year ended of 2025.
Purchase frequency increases with key product initiatives
Purchase frequency typically increases as consumers build trust in our brand and progressively discover the added value of our solutions, products and services. New product launches, such as the
Klarna card (which allows customers to use Klarna offline) or the shopping browser extension (which makes Klarna available at merchants outside of our network), also increase the utility of our network. In the
United States for example, we expect that our average purchase frequency will increase as the product range available through the Klarna card increases. The average U.S. credit card was used over 257 times per year in 2024, according to Capital One, and as we build our product offerings in the United States, we give our consumers more opportunities to use Klarna for more of their purchases.
As consumers engage with us more, their use cases of our network expand, which drives engagement and purchase frequency. Consumers typically use more of our products the longer they are on our network. Product cross-adoption, as well as the network effects of our business, where more consumers on our network drive more merchants, accelerates purchase frequency. For example, in the last twelve months ended December 31, 2025, in Germany and Sweden, Klarna card users made on average 96 more purchases per year using Klarna than non-Klarna card users, and in the last twelve months ended
December 31, 2025, Klarna app users in the United States transacted 2.8 times as frequently as non-Klarna app users. In short, greater product adoption over time leads to higher purchase frequency.
KLARNA GROUP PLC169
Proven Formula to Grow Engagement and Adoption
________________
Note: The increase in the number of transactions by Klarna card users in Germany and Sweden is based on the purchase frequency of German Klarna card users as compared to non-Klarna card users in our 2024 consumer cohort and is calculated by comparing their purchase frequency before such Klarna card users signed up for the Klarna card to their purchase frequency in the following 365 days. The increase in the purchase frequency for Klarna app users in the United States was based on data from the twelve months ended December 31, 2025. Consumer cohorts are defined by reference to the date of the consumer’s first purchase.
Purchase frequency increases as we expand into new verticals
We actively seek to diversify our merchant verticals as we grow within our geographies. For example, purchase by vertical is most diversified in Sweden—our most mature market where the percentage of total purchases is almost evenly distributed across Apparel & Accessories, Health & Beauty, Home &
Electronics, Food & Beverage, and Leisure—while, for example, in the United States, the majority of purchases are still within the Apparel & Accessories vertical. Our newer verticals are often the more frequent purchase categories for consumers. Accordingly, there is a strong correlation between market maturity, vertical diversification and purchase frequency in the markets in which we operate.
KLARNA GROUP PLC170
Category Expansion
Average Order Value (“AOV”) Expansion
Our AOV was $103 in the year ended December 31, 2025 and increased 2% from 2023. AOV is primarily a function of our geographic, product and vertical mix. The increase in our AOV from 2023 to the year ended December 31, 2025 was primarily driven by the growth in our U.S. business, where AOV is generally higher than in our other markets. Conversely, lower AOV may be driven by an increase in higher purchase frequency transactions, such as in the Events and Services vertical, including Transportation, which typically have a lower AOV.
Compounding Cohort Growth
We generally have generated more GMV, and consequently revenue, from our consumer cohorts the longer they have been using Klarna, demonstrating our network’s increasing value to our consumers over time. Every cohort since 2019 has increased GMV annually. On average, purchase frequency in year two was approximately 2.6 times higher than in the first year and 4 times higher by the fourth year.
Our Ability to Attract Merchants and Enable Merchant Success
Our strategy of turning Klarna into the everyday spending and saving partner depends on our ability to advance our merchants’ success and adding new merchants to our network. We employ a highly efficient, multi-strategy approach to acquire merchants. Our three main channels—Klarna Payments, Klarna In-store and Klarna In-app—facilitate seamless and fast transactions, which help us attract and retain merchants.
As of December 31, 2025, we served approximately 966 thousand merchants. While our network has had success with enterprise merchants, our value proposition is relevant to all merchant categories regardless of their size, vertical or AOVs. We serve a diverse global merchant base across 26 markets and more than 15 verticals, including Apparel & Accessories, Everyday Payments, Travel, Health & Beauty,
Home & Electronics, and much more, as illustrated by the chart below. In the last twelve months ended
July 31, 2025, 48% on average of the top 100 merchants in each of the major markets we serve, the United
KLARNA GROUP PLC171
States, the U.K., the Nordics, Germany, Austria, Belgium, Spain, France, Italy, the Netherlands and
Switzerland (based on data from eCommDB and Digital Commerce 360) used Klarna to facilitate payments, while an even greater percentage (66%) advertised on our network during the same period. This represents a significant increase in our adoption rate among top merchants from 2019, as illustrated by the chart below. Our broad adoption across merchants contributes to our GMV diversification, with no single merchant representing more than 10% of our GMV in any of our major markets in 2024. In the year ended
December 31, 2025, we also added more than 285 thousand net new merchants to our network, a 42%
year-over-year growth.
We also leverage our growing partner network, primarily PSPs, to boost merchant adoption. We are usually an opt-in payment method with our PSP distribution partners, with our GMV accounting for less than 1% of our PSP partners’ total GMV in the year ended December 31, 2025. Opt-in typically requires us to proactively market our payment methods toward their merchants. Becoming a default payment option with our PSP partners, where a merchant no longer needs to opt-in but rather has the option to opt out, represents a significant opportunity for us to attract merchants. For example, based on publicly available information provided by the largest PSPs in the markets in which we operate, we estimate that the total addressable volume processed by them equaled approximately $8 trillion in the year ended December 31,
2025 of which $6.7 trillion was processed by our current PSP partners that are committed to or already live with Klarna. We expect these steps, combined with our trusted global brand, our consumer reach and our comprehensive and innovative products, will allow us to continuously expand our merchant network.
We are highly focused on, and benefit from, the growth of our merchants. As merchants begin to use our solutions, they realize the value we deliver and often then expand their use of our network into additional products, services and geographies, which in turn increases our share of their checkout and drives further GMV gains. At that point, merchants often decide to use our additional solutions to acquire new consumers, from which we generate additional advertising revenue.
The chart below illustrates our expanding partnership with On, one of many globally trusted brands that joined our network in recent years. This chart and the case studies that follow provide several examples of what successful integration with Klarna can mean for our merchants in different verticals.
Results achieved by individual merchants may vary for a number of reasons, including the number and the type of our solutions, products and services deployed by the merchant, the geography and vertical in which the merchant operates and the timeframe during which the results are measured, as well as because of our growing global presence and introduction of new and improved merchant solutions. At the same time, we believe that the examples that we have chosen are representative of the impact that our network has on enabling our merchants’ growth and the financial and performance results presented are typical of the results that our merchants generally experience.
KLARNA GROUP PLC172
Accelerating Merchant Growth
________________
Note: On’s expansion to the United States impacted the share of checkout in 2023. Share of checkout is calculated as Klarna’s GMV share of the merchant’s total GMV generated online (including on the On app) in our markets. GMV represents the merchant’s total GMV transacted on our network. Revenue represents the merchant’s total revenue generated on our network.
Source: Klarna’s calculations based on information received from the merchant.
Our solutions have consistently proven to drive merchant growth across different markets and verticals, resulting in more efficient customer acquisition, higher AOV and better order conversion and customer retention rates for our merchants, as illustrated by the several case studies presented below.
________________
Note: In 2020, H&M integrated Klarna’s In-app mobile checkout into its app in ten markets. Klarna payment options were quickly adopted by H&M customers—in these markets, our share of checkout has reached almost 50% and, in Sweden, 60% of orders from new customers are made through Klarna. In partnership with us, Sephora has introduced flexible payment options across the United States and
Canada, which have increased customer loyalty and purchase frequency. In 2023, Klarna users shopped at
Sephora 6.8 times per year on average, compared to four times per year on average for all Sephora
KLARNA GROUP PLC173
consumers. In recent years, members of Sephora’s Beauty Inside Loyalty program across tiers (Insider, VIB and Rouge) were two times more likely to use Klarna. Within the program, more than 40% of Klarna users enrolled in a Sephora loyalty program qualified in the top two tiers (VIB and Rouge), measured by annual spend. Using our affiliate program, Expedia increased its exposure on the Klarna app through a variety of channels and placements, including email campaigns and ads. For instance, in 2024, the percentage of
Expedia transactions made by new Klarna customers more than doubled in the United States year over year. In the United States, through our affiliate program, Expedia and Hotels.com experienced an approximately 5% increase in their basket size in 2024 year over year. Since 2019, Foodora’s customers in
Sweden have been able to pay for their purchases with Klarna. In August 2024, Foodora decided to use our advertising solutions to promote on our network. As a result, the purchase frequency of Klarna consumers increased by 14% in August 2024, as compared to October 2023, and our share of checkout in Sweden reached 35% on average between August 2024 and September 2024.
Source: Klarna’s calculations based on information received from the merchant.
We have continued to add high-quality merchants to our network, as measured by the size of the merchant cohort added, and its consistent GMV and revenue growth over time. We also benefit from the global nature of our network. While we may add a merchant in one country, that same merchant can grow their global reach by launching Klarna in more and more markets, driving further revenue expansion of our merchant cohorts. As we deliver more value to our merchants, they become more engaged with us, which results in a meaningful revenue expansion.
Impact of Evolving Global Geography, Product and Merchant Vertical Mix on Our Operating Results
and Transaction Margin
Our operating results, including take rates and transaction margin dollars, are impacted by geographical, product, and merchant vertical mix. While these factors may impact various line items of our operating results in different ways at any given point in time, they collectively drive our long-term growth.
Geographical mix
Geographical mix impacts our operating results due to differences among our markets, including consumer spending behaviors, take rates, consumer credit profiles, the maturity of our credit underwriting and varying processing costs. Our U.S. market today, for example, has higher take rates, as well as higher processing and servicing costs compared to other regions and as a result, has a lower transaction margin than our more established geographies. As we have entered and scaled in new markets, our operating losses have consistently decreased while our transaction margin dollars  expanded. As a result, over the longer term, we anticipate that our transaction margin will expand, especially on a country-by-country basis. However, in the short term, while our transaction margin dollars may grow in absolute terms, our transaction margin may decline in percentage terms, as our U.S. operations continue to grow faster than our more mature markets, notwithstanding the impact of our existing and future forward flow sale arrangements, which are expected to mitigate the transaction margin percentage impact of our continued
growth in the U.S. market. As we mature our operations in new markets, greater scale typically enables us to lower our processing and servicing costs and better data and understanding of consumer credit enables us to improve our provision for credit losses.
Payment option mix
Payment option mix impacts our operating results due to varying consumer and merchant economics, take rates and our cost to provide various payment options, including differences in processing fees and provision for credit losses. While we have a range of options, we are able to deliver strong transaction margin dollars across all of them. For example, our Fair Financing payment option is longer in duration than our other solutions and as such, has higher associated take rates but also higher associated provision for credit losses. Our Pay in Full payment option on the other hand generally has lower take rates but has no funding costs and minimal provision for credit losses.
KLARNA GROUP PLC174
Merchant vertical mix
Our merchants’ verticals also impact our operating results. Different verticals have different purchase frequencies and AOV as well as may transact to varying degrees with different Klarna payment methods.
For example, we are currently growing in Services and Experiences verticals, such as Events and Food &
Beverage. These verticals typically have a higher purchase frequency but lower AOVs than other verticals, and are transacted with the Klarna card or Pay in Full. At the same time, our largest merchant vertical is
Apparel & Accessories, which in the year ended December 31, 2025 represented approximately 41% of our
GMV. In the year ended December 31, 2025, this vertical had a higher-than-average AOV and purchase frequency. In addition, the share of GMV generated from transactions made with our Pay Later payment product in 2025 in this merchant vertical was significantly higher than the average share of Pay Later across all of the transactions conducted on our network.
Our Ability to Maintain Our Cost-Effective Stable Funding
Our funding base is stable, low-cost and flexible as we have the ability to access a variety of forms of funding, including consumer deposits that our banking license, a core competitive advantage, allows us to collect. Higher funding costs would negatively impact our transaction costs and transaction margin dollars.
We have a conservative, deposit-based approach to funding. In the year ended December 31, 2025, we funded 90% of our lending activities by using funds raised by offering our fixed deposits to our consumers.
This contributes to our relatively low cost of funding, as deposit-based funding is generally cheaper than nonbank sources, such as ABS-based funding. We have been operating this deposit-based approach for over 14 years, and we believe we can continue to grow our deposit base if and when needed given the size of our current deposits relative to the overall market demand for deposits. We also have the flexibility to diversify our funding strategy across multiple sources if desired. Our investment grade rating with S&P
(BBB-/A-3) allows us to issue a variety of debt securities at a relatively low cost. We have also entered into a number of synthetic securitizations and wholesale funding transactions to support our continued growth and believe we can continue to access capital markets for our financing needs when advantageous to us in various market conditions.
We have a centralized funding model whereby substantially all deposits and other funding (e.g., wholesale market funding) is raised by Klarna Bank. Klarna Bank then provides, by utilizing currency swaps when needed, necessary funding to other entities within our consolidated group, including to enable our geographical expansion and growth in new markets outside of the EEA. There are currently no regulatory restrictions on the amount of such funding that can be provided to our entities that are within the regulated banking group, which comprises Klarna Holding and its subsidiaries, including Klarna Inc., our
U.S. operating subsidiary, and KFSUK, our U.K. operating subsidiary. Any funding from Klarna Bank to group entities outside the regulated banking group is subject to limits under large exposures rules, which restrict the amount of such funding to 25% of the regulated banking group’s Tier 1 capital.
The inherent duration gap between our deposits and consumer loans drives stability in our funding costs. In the year ended December 31, 2025, the average term of our deposits was 268 days, compared to the weighted average life (WAL) based contractual repayment schedules of approximately 39 days (27 days for Pay Later and 109 days for Fair Financing). This duration gap stabilizes the rate at which our funding costs change in response to interest rate changes. We also have control over the average term of our deposits, 58% of which were fixed term in the year ended December 31, 2025. We can adjust terms based on our expectation of market interest rates to lengthen or shorten the duration gap and best respond to different interest rate environments.
We expect the relative portion of Fair Financing products in our overall payment option mix to increase as we continue to expand the availability of our full suite of payment products across our growing merchant network, including at leading merchants in their respective categories, like Walmart. We anticipate that the average term of our consumer deposits will continue to remain significantly above such average loan duration. We also expect to be able to raise deposits and other forms of funding and utilize
KLARNA GROUP PLC175
forward-flow arrangements as needed to support the extension of consumer loans, including as a result of our recently announced partnership with Walmart, in line with our regular business practice. Accordingly, we do not believe that our deposit-based funding model or our short- or long-term financing needs will be materially different in the near-future. Finally, although we expect our funding costs to continue to fluctuate to reflect the broader market conditions, we believe that our funding model will remain conservative in any market environment.
Banking License Advantage: Stable Low-cost Funding
_________________
•Reflects on-balance sheet cost of funding. Excludes off-balance sheet funding costs, which are included within Funding costs in our consolidated statements of profit or loss.
Note: Figures refer to the year ended December 31, 2025 unless otherwise indicated.
Our Ability to Maintain Best-In-Class Underwriting Capabilities and Achieve Low Consumer Credit
Losses
Our consumer credit offering consists of installment payments and financing products. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. All of our Pay Later products are designed to be fee- and interest-free for the consumer. Fair
Financing allows consumers to pay for their purchase over a longer duration. Consumers typically pay interest for this payment method and durations range from three to 48 months. We operate an ML-
enabled high-frequency, large scale, real-time underwriting process across a standardized set of products.
In the year ended December 31, 2025, our average balance per active Klarna consumer was $124 (Pay in
Full: $0; Pay Later: $120 Fair Financing: $393) (compared to an average balance per credit card of approximately $6,961 in the United States in 2025, according to Experian), and based on contractual repayment schedules, our weighted average life (WAL) was approximately 39 days (27 days for Pay Later and 109 days for Fair Financing) (compared to a typical loan duration of more than five years at a typical
Nordic bank in 2024, according to publicly available information, and an average of 2.5 years of a typical
U.S. personal bank loan in Q1 2025, according to TransUnion). We only provide credit for specific purchases, with clear repayment terms that are fixed and short-term. We do not allow borrowing in cash, revolving balances or balance transfers, and we freeze an account if the consumer misses a payment, all of which help us maintain low credit losses.
KLARNA GROUP PLC176
GMV Growth Coupled with Reducing Credit Losses
_________________
Note: Figures refer to the year ended December 31, 2025 unless otherwise indicated. High-growth markets refer to all of our markets excluding the United States, the U.K., the Nordics, Germany, Austria and
Switzerland. The number of transactions since inception refers to the period from January 2005 to
December 31, 2025.
We have designed our short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs. Rather than targeting a specific credit segment, our underwriting processes aim to responsibly extend credit across a broad customer base. To that end, we have built market-leading underwriting capabilities based on our access to proprietary data set, including first- and third-party data, and a unique credit underwriting process that becomes more accurate as it scales and our ML models analyze growing amounts of data. We provide a new, real-time underwriting decision for each transaction, leveraging our own records, including the customer’s history with Klarna, and purchase behavior from an average of approximately 3.4 million transactions per day made by 118 million active Klarna consumers in the year ended December 31, 2025. We also leverage merchant data, credit bureau reports and open banking data to understand the financial position of the consumer at that point in time. Our underwriting process utilizes ML-based credit models and is fully automated, making decisions in a matter of seconds. The underwriting process begins with the identification and authentication of the consumer and the evaluation of our credit and fraud policies to prevent over-
indebtedness as well as potential abuse and fraud. We then assess the consumer’s creditworthiness with our ML-based risk scoring and compare approved consumer credit against our own internal risk appetite, all before providing a final credit decision.
As we process more transactions, our credit models continuously improve to achieve increased performance in credit modeling and scoring. The predictive accuracy of our models is demonstrated by a notable improvement in our Gini score over time. In the credit scoring context, a Gini score is a scale of predictive power from 0 to 1, with a higher Gini score indicating higher predictive power. For example, in the United States, our Gini score improved from 0.36 in 2019 to 0.78 in the fourth quarter of 2025, while also representing a significant advantage over the models used by credit bureaus such as VantageScore
4.0, which had a Gini score of 0.43 in the fourth quarter of 2025, according to our credit scoring model. As a result, our Gini score in the United States, where we expanded in 2019, approached a similar level to our
KLARNA GROUP PLC177
Gini score in Germany, one of our most mature markets, showing the increased predictive power of our models as we mature our presence and operations in a new market.
Our high credit modeling and scoring performance allows us to responsibly extend credit to consumers with different credit scores while maintaining the quality of our loan portfolio. For example, in the United States and the United Kingdom, our financing products are used by a broad customer base that includes consumers with both subprime and super prime credit scores (as defined by the VantageScore
4.0 and Experian methodology commonly used in those markets, respectively). At the same time, our loan-
weighted average consumer credit score in those markets in 2025 qualified as near-prime and prime, respectively. We also expect that, as we continue to expand our consumer base and further mature our operations in these markets, in particular the United States, the weighted average credit score of our consumers will further increase, in line with our most mature markets, including Sweden and Germany. In addition, our geographical diversification adds further resilience to our underwriting model as our loan portfolio is not heavily concentrated in a single market. For example, in the year ended December 31, 2025,
Germany and the United States represented 32% and 21% of our GMV (which is closely tied to our loan portfolio distribution), respectively, with Sweden and the United Kingdom accounting for 13% and 12%, respectively.
Increasing Accuracy of Our Credit Models*
_________________
•Gini score indicates the model’s discriminatory power, namely, the model’s effectiveness in differentiating between “bad” borrowers, who will default in the future, and “good” borrowers, who
KLARNA GROUP PLC178
will not default in the future. Our Gini score above was calculated for our Pay in 4 payment option
(for the United States) and our Pay Later payment option (for Germany).
•*U.S. Benchmark Gini is calculated using the VantageScore 4.0 model. German Benchmark Gini is calculated using the Schufa Bank 3.0 model.
Our underwriting process allows us to increase repayment rates and reduce losses, while preventing consumers from taking on unmanageable levels of debt, a stark contrast to credit cards that provide revolving credit and allow cash withdrawals and balance transfers. Each consumer starts with a small spending capacity, compared to large credit limits for new credit card holders, and we gradually increase that limit based on the customer’s repayment history, unlike credit cards, which automatically increase the credit limits to promote usage. We provide consumers clear repayment terms and, by carefully setting the spending capacity based on the customer’s profile and repayment history, ensure that our loans are easy to repay, with less friction than credit cards which permit minimum repayment. Our underwriting process is optimized for sustainable lending that puts the consumer first.
In the second half of 2022, we implemented a strategic initiative to adjust our underwriting standards in an effort to improve the overall credit quality of our portfolio. The initiative was driven by our strategic recalibration to a more balanced growth and shift towards profitability. These changes included updates to our credit underwriting decision framework, such as launching new risk models to manage risk return trade-off in line with our profitability targets for 2023, including first-generation new-consumer-level risk models, targeted risk-based down-payment policies, updating decline thresholds following the new model implementation and adjusting our risk-based pricing policies for our consumer loans to drive a higher yield on the portfolio. In particular, we increased the number of consumers that were required to make a down payment in order to take advantage of our financing products. We also increased the average amount of such down payment based on our updated credit risk models, historical delinquency behavior and information from credit bureaus. As a result, in 2023, our credit portfolio comprised loans extended to consumers with either a well-established repayment history with Klarna or a repayment behavior similar to our existing well-performing customer base. Consequently, in the year ended December 31, 2025, our provision for credit losses represented 0.63% of total GMV.
Credit Risk Governance and Monitoring
We evaluate the repayment ability of our consumers both at origination and post-origination through a structured governance and monitoring framework. On an operational level, our underwriting teams conduct daily and weekly cohort-level monitoring to flag delinquencies and payment deviations, which in turn trigger automated alarms. At the portfolio level, we maintain a dedicated consumer credit committee, comprising our chief financial officer, chief risk officer and chief product and design officer. The committee holds monthly reviews to assess several delinquency indicators, including early- and late-stage delinquencies, volume distributions and loan acceptance rates. Key findings from this review are summarized and escalated to the chief executive officer and our board of directors. This multi-tiered governance and monitoring framework provides early-warning signals and portfolio-level controls that enable timely risk adjustments.
Key Credit Metrics
We monitor the credit performance of our two primary consumer credit products, Pay Later and
Financing, through delinquency rates (leading indicators), cumulative net charge-off curves (realized losses by origination cohort), and allowances for expected credit losses (forward-looking provisioning).
Together, these metrics provide a comprehensive view of the credit health of our consumer receivables portfolio. As described below, our credit metrics have remained within our risk appetite parameters throughout the periods presented.
Delinquency Rates
KLARNA GROUP PLC179
•We monitor credit-risk metrics with particular emphasis on 30-day and 60-day past due rates (“30+
DPD” and “60+ DPD”), which measure the share of quarterly originated volume that is over 30 or 60 days past due. These rates serve as leading indicators of credit quality.
•Delinquency rates are calculated by dividing the aggregate origination volume (principal) of consumer loans of a given type (Pay Later or Financing) extended in a given quarter that subsequently become 30/60 days past due, by the total origination volume of that cohort. The calculation is volume-based, not count-based. Once a loan enters a cohort, it remains in the denominator permanently—regardless of subsequent repayment, charge-off, transfer, or sale. The metric therefore captures the proportion of originated volume that has experienced delinquency, independent of whether loans remain on our balance sheet. By including all originated loans irrespective of subsequent developments, we believe the metric provides a useful indicator of underwriting quality.
•For Financing, 60+ DPD rates are measured six months post-issuance and 30+ DPD rates at four months, irrespective of original maturity—allowing performance to stabilize for a more reliable read on credit quality. For Pay Later, the observation period is three months, reflecting its short-term nature.
•30+ DPD delinquency rates are disclosed alongside our existing 60+ DPD rates. The 30+ DPD metric provides earlier-stage visibility into emerging credit trends and, as described further below, has been instrumental in giving us confidence that the delinquency increases observed in the US during the first half of 2025 are transitory in nature.
Cumulative Net Charge-Off Rates
•Cumulative net charge-off rates are calculated by dividing net charge-offs (principal amounts deemed uncollectible, net of recoveries) for a given cohort by the originated receivables for that cohort that remain on our balance sheet. A loan is charged off when deemed unlikely to be collected. Loans sold through forward-flow arrangements are included in the cohort at origination.
We believe this metric provides meaningful insight into our actual credit-risk exposure and its financial impact on our results of operations.
Allowance for Expected Credit Losses
•We monitor our allowance for expected credit losses as a proportion of total consumer receivables over time. This balance sheet metric reflects estimated expected losses across the portfolio, determined in accordance with applicable accounting standards, and provides an indication of how our provisioning levels respond to observed and anticipated changes in credit performance.
KLARNA GROUP PLC180
Pay Later Credit Performance
Delinquency Rates
Pay Later delinquency rates in both the US and the Group (which includes the US) showed a modest increase through the first half of 2025. This was consistent with a shift in portfolio mix toward Direct-to-
Consumer ("DTC") card-backed products (comprising the Klarna Card, Debit flex Card, and One-time-card).
Reflecting this broader strategic shift, full-year 2025 volume growth for these DTC products reached 59%
year-over-year, significantly outpacing overall merchant checkout volume growth of 18%.
US Pay Later 60+ DPD rates rose incrementally from approximately 1.2% in Q1 to 1.4% in Q2 2025 before moderating in Q3. This pattern is corroborated by our 30+ DPD data, which confirms that the Q2 uptick has since normalized. At the Group level, trends were consistent, with 60+ DPD rates remaining within a narrow range of approximately 0.7–0.9% across 2025 cohorts. Group 30+ DPD rates similarly showed limited movement, staying around 1.5–1.7%, further supporting the view that the Pay Later portfolio has not experienced a structural shift in credit quality.

US Pay Later 60+ days past due delinquency rates
2023
2024
2025
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

U.S. Pay Later 30+ days past due delinquency rates
2023
2024
2025
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

Group Pay Later 60+ days past due delinquency rates
2023
2024
2025
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

Group Pay Later 30+ days past due delinquency rates
2023
2024
2025
3.0%
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

Group refers to all markets in which Klarna operates, including the U.S. “U.S.” refers solely to the United States market.
KLARNA GROUP PLC181
Cumulative Net Charge-Off Rates
The modest delinquency increase observed in Q2 2025 is reflected in our cumulative net charge-off curves, with the Q2 2025 origination cohort tracking above prior cohorts at the same point in its life cycle.
As noted above, the 30+ DPD data confirms a normalization in Q3 2025 delinquency rates and we expect cumulative charge-off curves for subsequent cohorts to converge toward historical levels.

Group Pay Later Cumulative net charge-offs
Q2 24
Q3 24
Q4 24
Q1 25
Q2 25
0.6%
0.4%
0.2%
0.0%
3
5
7
Months since origination

U.S. Pay Later Cumulative net charge-offs
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3
5
7
Months since origination

Group refers to all markets in which Klarna operates, including the U.S. “U.S.” refers solely to the United States market.
Allowance for Expected Credit Losses
The allowance for expected credit losses as a proportion of gross Pay Later receivables decreased from 4.2% in Q3 2025 to 3.5% in Q4 2025. This movement reflects mechanical portfolio composition effects rather than any deterioration or improvement in underlying credit quality.
The elevated coverage ratio in Q3 2025 was driven by the launch of our US forward flow programs, under which newly originated Pay Later receivables were sold to third-party purchasers. As a result of this offloading activity, the receivables remaining on our balance sheet in Q3 2025 were disproportionately skewed toward later-stage exposures, which carry higher expected loss provisions by their nature. This mix effect mechanically inflated the ECL coverage ratio relative to a steady-state portfolio composition.
As those later-stage exposures subsequently charged off through Q4 2025, the portfolio composition normalized, and the ratio declined accordingly. The Q4 2025 ratio of 3.5% reflects a more balanced on-
balance-sheet portfolio and is broadly consistent with the 3.7% observed at year-end 2024.

Pay Later Receivables	24'Q4	25'Q3	25'Q4
Gross Carrying Amount	5,388	5,793	6,347
Allowance for ECL	201	242	220
ECL (% of Gross Carrying Amount)	3.7%	4.2%	3.5%
KLARNA GROUP PLC182
Fair Financing Credit Performance
Delinquency Rates
Financing delinquency performance showed an increase at the 60+ DPD level in the US, from 2.7% in
Q1 2025 to 3.7% in Q2 2025. This increase, albeit one consistent with our risk appetite, reflects the seasoning profile of a rapidly growing book. US Financing origination volumes increased 296% between Q1
2023 and Q1 2025. Group-level trends were broadly consistent, with 60+ DPD rates remaining close to prior year-levels  as we expanded the product across more jurisdictions and partners.
Our 30+ DPD data shows a stabilization in the most recent US cohort at around 3.4–3.5%, broadly in line with prior-year levels. At the Group level, 30+ DPD rates remained stable at approximately 3.0% from
Q2 to Q3 2025. As observed in prior periods, 30 DPD serves as a leading indicator for 60 DPD. We expect the observed improvement in 30 DPD in Q3 to be mirrored in a corresponding improvement in 60 DPD in the following periods.

US Financing 60+ days past due delinquency rates
2023
2024
2025
4.0%
3.0%
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

US Financing 30+ days past due delinquency rates
2023
2024
2025
4.0%
3.0%
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

Group Financing 60+ days past due delinquency rates
2023
2024
2025
4.0%
3.0%
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

Group Financing 30+ days past due delinquency rates
2023
2024
2025
4.0%
3.0%
2.0%
1.0%
0.0%
Q1
Q2
Q3
Q4
Quarter of origination

Group refers to all markets in which Klarna operates, including the U.S. “U.S.” refers solely to the United States market.
Cumulative Net Charge-Off Rates
The cumulative charge-off curves for US Financing demonstrate the consistency of our underwriting standards through a period of significant volume growth. Through Q1 2025, loss curves have remained within a narrow band of approximately 3.0–3.5% at maturity, with no material change in shape or level
KLARNA GROUP PLC183
across vintages. The Q2 2025 cohort is tracking moderately above this range at a comparable point in its life cycle, consistent with the transitional dynamics described above in relation to delinquency rates. At the Group level, cumulative charge-off curves remain tightly clustered around 2.0–2.5%, with more limited divergence in the most recent cohort.

Group Financing Cumulative net charge-offs
Q2 24
Q3 24
Q4 24
Q1 25
Q2 25
4.0%
2.0%
0.0%
6
8
10
12
14
16
18
20
22
24
Months since origination

U.S. Financing Cumulative net charge-offs
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
4.0%
3.0%
2.0%
1.0%
0.0%
6
8
10
12
14
16
18
20
22
24
Months since origination

Allowance for Expected Credit Losses
The allowance for expected credit losses as a proportion of gross Financing receivables has increased relative to the prior year, primarily reflecting a higher share of US receivables within the portfolio. US receivables represented about 50% more of the Financing portfolio at year-end 2025, compared to year-
end 2024. Because the US book is younger and carries a different risk profile than our European markets, it requires higher expected loss provisions, driving the Group-level ratio higher.
The quarter-on-quarter increase from Q3 to Q4 2025 (reaching 5.9%) is a mix effect rather than a reflection of underlying credit deterioration. In Q4 2025, we conducted our first Financing backbook sale and forward-flow transaction, which removed a portion of receivables from the balance sheet. The remaining portfolio had a higher average lifetime ECL, mechanically increasing the coverage ratio.
To illustrate the scale of this effect: had all US Financing loans remained on the balance sheet, the coverage ratio would have been 5.5% in Q4 2025 compared to 5.2% in Q3 2025. The remaining difference between Q3 2025 and Q4 2025 was driven by the continued shift in portfolio composition toward US originations, rather than a change in credit quality.

Financing Receivables	24'Q4	25'Q3	25'Q4
Gross Carrying Amount	3,085	4,793	4,604
Allowance for ECL	131	249	272
ECL (% of Gross Carrying Amount)	4.2%	5.2%	5.9%
Operating Leverage from Economies of Scale in Combination with Continued Deployment of AI
Our ability to deliver improvements in our operating results is a function of our increasing operating leverage. From 2023 to the year ended December 31, 2025, we saw a decrease across our operating expenses both in absolute terms and as a percentage of our revenue. Technology and product development expenses as a percentage of revenue decreased 3 percentage points, sales and marketing expenses as a percentage of revenue decreased 5 percentage points, customer service and operations
KLARNA GROUP PLC184
expenses as a percentage of revenue decreased 5 percentage points, and general and administrative expenses as a percentage of revenue decreased 3 percentage points. This led to our total operating expenses as a percentage of revenue decreasing 8 percentage points from 2023 to the year ended
December 31, 2025, even as our GMV increased 38% in the same period. As a result, our operating result improved by $93 million (or 29%) in the year ended December 31, 2025. In the same period, our adjusted operating result improved by $114 million (or 233%), from an adjusted operating loss of $49 million to an adjusted operating profit of $65 million.
These efficiencies have been driven by our increased scale. Additionally, we have prioritized a number of initiatives that improve our operating leverage, including implementing AI throughout our business to drive cost savings. We announced a partnership with OpenAI in 2023 and in February 2024 launched our AI assistant powered by OpenAI to improve customer support. Our AI assistant handled 80% of customer service chats in the year ended December 31, 2025, according to our service chat log data, doing the work equivalent of over 850 full-time agents (estimated based on the average monthly reduction in chat and telephone conversations handled by full-time agents in 2025 following the launch of our AI assistant), and in 2025 delivered approximately $59 million in cost savings. Based on our service chat log data and consumer satisfaction surveys, AI-handled consumer chats rank on par with human agents in consumer satisfaction and demonstrate higher accuracy in errand resolution. Following the launch of our AI assistant, repeat inquiries dropped by 25% between December 2023 and January 2024. Additionally, AI-
handled consumer chat resolutions averaged two minutes, compared to the 12-minute average for human agents in 2024. Our AI assistant has been trained to handle complex errands and assist consumers with a wide range of their queries. At the same time, appreciating that certain consumers may nevertheless prefer to interact with human representatives, we continue to offer all of our customers that option. This reflects our dual-track approach of combining broad and continuing implementation of scalable AI in our customer service with high-quality human support.
We similarly continue to invest in AI in other aspects of our operations to drive innovation and efficiencies across Klarna. Recognizing the critical importance of human capital, we continue to focus on internal talent development and upskilling programs in AI, fostering a data-driven culture across our entire organization. We are actively monitoring emerging AI technologies and best practices. While we continue to utilize well-established ML techniques in our underwriting processes, we do not use generative AI for credit underwriting. As exemplified by our approach to customer service, we also continue to refine our processes throughout our business to maximize the benefits of AI while aiming to effectively manage associated risks and ensure the quality and reliability of our network, products and overall consumer experience.
We are embracing AI in our internal operations as well, which we expect to drive additional operating leverage. The vast majority of our employees use various generative AI tools in their daily work. For example, our engineers use an AI-assisted case log classification tool that organizes documents and categorizes over one million monthly chat conversations. We also operate an internal knowledge chatbot powered by AI, which we call Kiki, that helps employees find information across internal systems, which boosts productivity, compliance, discovery and collaboration.
General Economic Conditions and Industry Trends
Our results of operations are impacted by the relative strength of the overall economy and the related levels of unemployment, interest rates, consumer confidence, economic recessions, downturns or extended periods of uncertainty or volatility, all of which may influence consumer spending behavior and consumer demand for financing-enabled commerce. Our merchants’ underlying business activities are also linked to the macroeconomic environment. Our top merchants, for example those in the retail space, are impacted by fluctuations in general economic conditions and consumer spending behavior that affect their sales of products and will generally result in lower credit sales and, therefore, lower loan volume and associated interest income for us.
KLARNA GROUP PLC185
Currency Fluctuations
We are exposed to currency risks in light of our global operations. The functional and presentation currency of Klarna Group plc is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. As a result, change in currency rates may create additional volatility in our operating and financial results, as more fully discussed below under “—
Qualitative and Quantitative Disclosures About Market Risk—Currency Risk.”
Seasonality
We experience seasonal fluctuations in our revenues as a result of consumer spending patterns.
Historically, our revenue has been strongest during the fourth quarter of our fiscal year due to increases in retail commerce during the holiday season. Similarly, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with such increased holiday purchasing, which may lead to seasonal increases in our advertising revenue. Accordingly, adverse events that occur during these months could have a disproportionate effect on our financial results for the fiscal year. In addition, other seasonal trends may develop or these existing seasonal trends may become more extreme, and the existing seasonality and consumer and merchant behavior that we experience may change or become more significant, which would contribute to fluctuations in our results of operations. As a result, our results may fluctuate significantly and our results in any given fiscal period may not fully reflect the underlying performance of our business or be indicative of the results we may achieve in any other fiscal period.
Key Components of Our Results of Operations
Revenue
Transaction and service revenue
Transaction and service revenue includes merchant revenue, consumer service revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes.
Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services purchased on our network) or fixed fees on each transaction, or a mix of both. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant. Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of certain administrative fees, including reminder fees and fees for issuing one-time cards. Consumers may be charged a fee, being a fixed amount that constitutes the transaction price and recognized at the point in time that the consumer is charged. This fee income is earned in relation to the Company’s ordinary activities. Reminder fees are flat, capped and clearly disclosed. They are applied only when a payment is several days late and are always preceded by multiple friendly reminders (e.g., push notifications, emails and app reminders). These fees are designed to encourage timely repayment and help cover our costs. They vary by geography and payment option.
Gain on sale of consumer receivables
Gain on sale of consumer receivables consists of gains recognized on the sale of Fair Financing receivables to institutional investors which transfer the related credit risk and funding exposure.
KLARNA GROUP PLC186
Interest income
Interest income includes interest earned when consumers choose to spread the cost of transactions over time through one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental fees earned from certain merchants for providing interest-free promotional loans to their consumers. Since 2021, we have only charged consumers interest on our Fair Financing products, which have a duration of more than three months. Pay in Full or Pay Later products are non-interest bearing and, as such, we derive no interest income from them. Interest income also includes interest from debt securities.
Operating Expenses
Processing and servicing costs
Processing and servicing costs are costs that we pay to settle transactions. They consist primarily of authentication costs to verify user identities, scoring costs related to purchasing credit and fraud data from various bureaus, distribution costs related to direct communication with consumers, commissions paid to third parties for debt collection and payment fees to credit card companies and financial institutions. Processing and servicing costs typically vary as a result of the relative mix of payment methods and the geographies in which we operate. For example, while in the United States our take rates are higher, our payment fees are similarly higher, which leads to higher processing and servicing costs.
Provision for credit losses
Provision for credit losses for the period consist of realized credit losses, provisions for credit losses for granted credit, less reversal of provisions for credit losses made previously. Realized credit losses are losses whose amount is, for example, determined via bankruptcy, a composition arrangement, a statement by an enforcement authority or the sale of receivables. Our provision for credit losses represents our estimate of the credit losses inherent in our loans held for investment and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, current economic conditions and our historical net charge-off and loss experience.
Funding costs
Funding costs include interest that we pay on our consumer deposits, calculated using the effective interest method, and securitization costs, including fair value adjustments on Pay Later receivables held at fair value through profit and loss related to forward flow agreements, and premiums paid in connection with our synthetic securitization transactions.
Technology and product development
Technology and product development expenses primarily consist of personnel-related costs for technology functions as well as other expenses, including hosting, software licenses, external service providers, hardware costs and amortization of internally developed and acquired technology assets.
Sales and marketing
Sales and marketing expenses primarily consist of personnel costs, general marketing and promotional activities costs, referral commissions, costs related to sponsorships and partnerships, and costs related to consumer promotional programs.
KLARNA GROUP PLC187
Customer service and operations
Customer service and operations expenses primarily consist of personnel costs for customer support functions and outsourced assistance to help with purchases, account management, returns and merchant disputes.
General and administrative
General and administrative expenses consist of personnel costs for directors and executives, legal and human resources, and finance functions, lease expenses related to short-term leases, low-value assets, and variable lease expenses, professional services costs and merchant and other losses.
We recognized certain non-recurring costs in connection with the initial public offering and the related preparations to become a publicly listed company in the United States, consisting of professional fees and other expenses. We incurred $14 million in such fees in 2024 and $11 million in the year ended
December 31, 2025. These fees are not directly attributable to the issuance and sale of ordinary shares by us in the initial public offering and have been expensed as incurred.
We expect to incur additional expenses as a result of operating as a public company, including costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, costs to comply with the rules and regulations applicable to companies listed on the NYSE and increased expenses for insurance, investor relations and professional services. We also expect that our general and administrative expenses will increase in absolute dollars as our business grows.
Depreciation, amortization and impairments
Depreciation, amortization and impairments consists of non-cash charges relating to recognition of depreciation, amortization and impairment of property, equipment, software, internally developed intangibles and right-of-use assets.
Other Income (Expense)
Other income (expense) primarily consists of other income or expenses not classified in the foregoing categories of our operating expenses.
Income Taxes
Income taxes consist of current tax and deferred tax.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.
We consider the following policies and estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Please refer to Note 2 of our consolidated financial
KLARNA GROUP PLC188
statements included elsewhere in this report for information about these critical accounting policies, as well as a description of our other significant accounting policies.
Transaction and service revenue
We recognize revenue from merchants, advertising and consumers.
Merchant revenue primarily refers to fees paid by our merchants, generated when consumers transact on our network and also includes interchange revenue and fees for settling disputes. Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant. We generally recognize merchant revenue at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. We provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions. Such fee rebates are recorded as a reduction of merchant revenue.
Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. The transaction price is determined based on the advertising model, with fees that may be fixed or variable, typically based on the number of impressions delivered or actions taken by users, such as clicks or purchases. Revenue from impression-based ads is recognized in the period when an ad is displayed to users. For action-based ads, revenue is generally recognized at a point in time, when a specified action, such as a click or purchase, occurs.
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of certain administrative fees, including reminder fees and fees for issuing one-time cards. Consumers may be charged a fee, being a fixed amount that constitutes the transaction price and recognized at the point in time that the consumer is charged. This fee income is earned in relation to the Company’s ordinary activities. Reminder fees are flat, capped and clearly disclosed. They are applied only when a payment is several days late and are always preceded by multiple friendly reminders (e.g., push notifications, emails and app reminders). These fees are designed to encourage timely repayment and help cover our costs.
They vary by geography and payment option.
Consumer service revenue also includes subscription revenue. Subscription revenue represents monthly subscription fees related to a single performance obligation for a bundle of services and are recognized over the subscription period as those services are provided.
We enter into contracts with certain merchants and other partners to expand our user base and market presence, and for brand promotion through co-marketing activities, in which Klarna provides cash, share warrants, or both as consideration. We evaluate if the consideration payable is in exchange for a distinct good or service. Where the payment is for a distinct good or service, it is recognized as sales and marketing expenses. If a payment is not for a distinct good or service, it is recognized as a reduction of the transaction price.
Allowance for expected credit losses
We recognize an allowance for expected credit losses upon origination of our consumer receivables and settlement and trade receivables. Adjustments to the allowance each period for changes in our estimate of expected credit losses are recognized in our provision for credit losses or general and administrative, depending on the nature of the receivable, in our consolidated statements of profit or loss.
In estimating the allowance for expected credit losses, we estimate the likelihood that a receivable will progress through various stages of delinquency. This analysis focuses on the pertinent factors underlying the quality of the receivables portfolio, including historical performance and the age of the receivable balance. We also take into consideration certain qualitative factors for which we adjust our quantitative
KLARNA GROUP PLC189
baseline using our best judgment to consider the inherent uncertainty regarding future economic conditions and consumer loan performance. For example, we consider the impact of current economic and environmental factors at the reporting date that did not exist over the period from which historical experience was used.
The underlying assumptions, estimates and assessments that we use to provision for expected credit losses are updated periodically to reflect our view of current conditions, which can result in changes to our assumptions. Changes in such estimates can significantly affect the allowance and provision for expected credit losses. It is possible that we will experience credit losses that are different from our current estimates.
Income taxes
We are subject to income taxes in U.K., Sweden, the United States and numerous other foreign jurisdictions. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Unused tax loss carry-forwards are reviewed at each reporting date and have not been recorded when we believe we will not generate future taxable income to utilize the loss carry-
forwards.
In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether additional taxes, interest, or penalties may be due. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.
Partner share warrants
We have granted share warrants to certain partners, including merchants and other service providers, in return for services. Share-based payments to partners are generally measured at the fair value of the goods or services received, and measured at the time when such goods and services are received. If the fair value of goods and services cannot be reliably measured, the fair value of the equity instruments is used. We recognize commercial agreement assets where the consideration paid represents a future economic benefit, and these assets are amortized over the relevant performance period within the commercial agreement, and recognized within sales and marketing expenses where the payment is in exchange for a distinct service, or as a reduction to transaction prices if in exchange for no distinct service.
Structured entities and forward flow securitization arrangements
We have entered into transactions with unconsolidated securitization vehicles (“SPVs”) managed by third-party institutional investors, including forward flow arrangements whereby specified pools of consumer receivables are transferred. These SPVs are structured entities because voting rights are not the dominant factor in determining control and the relevant activities are directed by contractual arrangements, and we typically continue to service certain sold receivables in exchange for a market-
based servicing fee. We consolidate such SPVs when we determine that we control the entity in accordance with IFRS 10. This judgment requires assessing the purpose and design of the SPV, whether we have power over the relevant activities, exposure or rights to variable returns, and the ability to use that power to affect those returns, including whether we act as principal or agent.
We classify the specified pools of consumer receivables into either fair value through OCI (“FVOCI”), or fair value through profit or loss (“FVTPL”) on the basis of both Klarna’s business model for managing the
KLARNA GROUP PLC190
assets, and the contractual cash flow characteristics of the financial assets. See Note 16 to our consolidated financial statements included elsewhere in this report.
Fair value is determined using a discounted cash flow methodology that projects  contractual cash flows over the remaining life of the instruments. Cash flows are adjusted for unobservable inputs, including a weighted-average lifetime probability of default, conditional loss given default, and prepayment rates reflecting an average modeled probability, based on portfolio-level assumptions applied at the reporting date are classified within Level 3 of the fair value hierarchy. This consistent with the overall policy outlined in Note 2. The cash flows are discounted using observable zero-coupon rates, plus a portfolio-specific credit spread applied as a margin over the risk-free curve.
We derecognize receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards. The transfers are deemed to occur on the sale date, at which point, the derecognition criteria are satisfied. Upon disposal gains related to Fair Financing receivables are recognized within Gain on sale of consumer receivables, and losses related to Pay Later receivables are recognized within Funding costs, reflecting the nature and underlying characteristics of the sold receivables.
Recent Accounting Pronouncements
New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2 to our consolidated financial statements included elsewhere in this report.
Internal Control over Financial Reporting
As previously disclosed in our registration statement on Form F-1, in connection with the preparation of our consolidated financial statements, we previously identified a material weakness in our internal control over financial reporting related to our IT general controls for information systems that are relevant to the preparation of our consolidated financial statements, related to (i) user access controls, including management of privileged access, (ii) change management with respect to monitoring segregation of duties, and (iii) IT operations controls with respect to certain third-party service providers. We implemented certain measures to address the material weakness which we have concluded is remediated as of December 31, 2025.
We remain committed to maintaining and improving our internal control over financial reporting, but we can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses in our internal control over financial reporting. In addition, our current internal control over financial reporting and disclosure controls and procedures, and any new internal control over financial reporting and disclosure controls and procedures that we develop, may become inadequate because of changes in our business, operations and other factors, some of which may be beyond our control.
We are not required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.  At that time, our management may conclude that our internal control over financial reporting remains not effective. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue a report that contains an adverse opinion if, in their evaluation, there are deficiencies that, individually or in combination, result in one or more material weaknesses.
KLARNA GROUP PLC191
See “Risk Factors—Risks Related to Our Business and Industry”— We  may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.”
KLARNA GROUP PLC192
SELECTED STATISTICAL INFORMATION
The tables below set forth selected statistical information regarding our banking operations as required by subpart 1400 of Regulation S-K under the Securities Act (“Regulation S-K”). The statistical information presented below is derived from our audited consolidated financial statements, our unaudited interim condensed financial statements as well as our financial reporting and management information systems. The statistical information included below has been prepared by our management and has not been externally audited, reviewed or verified.
Overview
We are a leading global commerce network that provides our customers a broad range of payment options:
•Pay in Full. Pay in Full instantly settles purchases at the time of the transaction. Payment methods vary by market and may include direct debit from bank accounts, credit and debit card or digital wallets.
•Pay Later. Pay Later enables consumers to purchase goods or services at the time of the transaction and pay the full amount at a later date. The most common version of Pay Later is Pay in 30, where the consumer pays 30 days after purchase. We also offer Pay Later as Pay in “N,” which allows the consumer to split their purchase into multiple installments which begin with a first payment when a purchase is initially made. The most common installment plans are Pay in 3, when installments are paid every 30 days, or Pay in 4, when installments are paid every 14 days. All of our Pay Later products are designed to be fee- and interest-free for the consumer. As a result, Klarna pays the merchant on behalf of the consumer when the order is placed and, generally, our consumers do not pay a fee or interest, with our fees being generated from merchants who offer the payment method.
•Fair Financing. Fair Financing allows consumers to pay for their purchase over a longer duration.
Consumers typically pay interest for this payment method and durations range from three to 48 months.
The table below shows the relative breakdown of our GMV among our payment options for the periods presented:

	For the Year Ended December 31,
	2025	2024	2023
Pay in Full ....................................................................................................	11%	16%	21%
Pay Later ....................................................................................................	80%	79%	75%
Fair Financing .............................................................................................	9%	5%	4%
____________
Note: Data in the table above excludes GMV generated through KCO unbranded channels.
We have operated as a fully licensed bank since 2017, when the SFSA approved our application for a bank license. We conduct our operations through Klarna Bank, its branches and subsidiaries, and are currently active in 26 countries. In all of our active markets, we extend short-term consumer credit by offering Pay Later and/or Fair Financing payment options to our consumers. In addition, we currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France,
Belgium, Spain, Ireland, Italy and Portugal. We also raise deposits in Germany, the Netherlands, France,
Spain and Ireland pursuant to a partnership with a third-party platform operated by Raisin. In addition, we also offer the Klarna card in Sweden, Germany, the U.K. and the United States.
In most of our active markets we maintain one or more corporate offices. See “Business—Facilities.”
We do not have any retail locations or branches and all of products and offerings are available online.
KLARNA GROUP PLC193
Although we take deposits from, and extend credit to, our consumers, unlike traditional banks, we generate our revenue mostly from our merchants and the fees they pay when consumers use our network for making purchases. At the same time, the loans that we extend to our consumers are mostly non-
interest bearing and, as such, interest income (which we define as income we earn when consumers choose to spread the cost of transactions over time with one of our interest-bearing financing products, such as Fair Financing or delay the cost of transactions with our payment flexibility features) does not constitute the main portion of our overall revenue. For example, in 2024, interest income accounted for
27% of our total revenue. As a result, our net interest income, net interest margin (calculated as net interest income as a percent of average interest-earning assets) and other similar measures of performance commonly used in the banking industry and presented elsewhere in this section as required by subpart 1400 of Regulation S-K may not be indicative of the overall performance of our business and, as such, may be of limited value in evaluating our financial performance as compared to our peers and competitors.
Domestic assets and liabilities refer to those of Klarna Inc., our U.S. operating subsidiary, while international assets and liabilities represent those of our various non-U.S. operating subsidiaries.
Average Balance Sheet and Interest Information
The table below sets forth the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities, the interest generated from such assets and liabilities and average return rate for the periods indicated. Average balances are calculated using month-end figures, including the prior year-end figures. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages.
Average balance sheet

	Year ended December 31,
	2025			2024			2023
(in $ millions, except for percentages)	Average balance	Interest	Average yield/ rate (in %)	Average balance	Interest	Average yield/ rate (in %)	Average balance	Interest	Average yield/ rate (in %)
Assets
Interest-earning deposits with banks
Domestic ....................................	$175	$3	1.45%	$132	$1	0.76%	$128	$1	1.10%
International ..............................	325	7	2.23%	328	5	1.53%	243	1	0.49%
Central bank funds sold
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	4,526	75	1.66%	3,284	108	3.30%	2,036	45	2.21%
Securities purchased with agreements to resell
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	15	0	1.97%	0	0	0.00%	0	0	0.00%
Loans
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	3,749	803	21.30%	2,667	531	19.90%	2,424	434	17.91%
Taxable investment securities
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	1,228	49	3.98%	805	27	3.36%	983	22	2.21%
Nontaxable investment securities
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	0	0	0.00%	0	0	0.00%	0	0	0.00%
KLARNA GROUP PLC194

	Year ended December 31,
	2025			2024			2023
(in $ millions, except for percentages)	Average balance	Interest	Average yield/ rate (in %)	Average balance	Interest	Average yield/ rate (in %)	Average balance	Interest	Average yield/ rate (in %)
Other short-term investments
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	6	0	2.55%	4	0	1.58%	1	0	1.38%
Total interest-earning assets ..	$10,023	$937	9.35%	$7,220	$672	9.31%	$5,815	$503	8.66%
Domestic ....................................	175	2	1.35%	132	1	0.76%	128	1	1.10%
International ..............................	9,847	935	9.49%	7,088	671	9.47%	5,687	502	8.83%
All other assets	7,620	0	0.00%	7,200	0	0.00%	6,512	0	0.00%
Domestic ....................................	1,008	0	0.00%	496	0	0.00%	341	0	0.00%
International ..............................	6,613	0	0.00%	6,704	0	0.00%	6,171	0	0.00%
Total domestic assets ..............	$1,183	$2	0.20%	$628	$1	0.16%	$469	$1	0.30%
Total international assets ........	16,460	935	5.68%	13,792	671	4.87%	11,858	502	4.23%
Total assets ...............................	$17,643	$937	5.31%	$14,420	$672	4.66%	$12,327	$503	4.08%

Liabilities
Savings deposits
Domestic ....................................	$2	$0	0.00%	$0	$0	0.00%	$0	$0	0.00%
International ..............................	12,392	(347)	(2.80)%	9,766	(359)	(3.68)%	7,910	(203)	2.57%
Other time deposits
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	0	0	0.00%	0	0	0.00%	0	0	0.00%
Central bank funds purchased
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	0	0	0.00%	0	0	0.00%	0	0	0.00%
Securities sold with agreements to repurchase
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	—	0	0.00%	1	0	(3.73)%	21	0	0.72%
Commercial paper
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	46	(1)	(2.68)%	37	(1)	(3.91)%	20	(1)	5.01%
Other short-term debt
Domestic ....................................	76	(1)	(1.49)%	87	(1)	(1.33)%	32	(1)	4.60%
International ..............................	630	(34)	(5.35)%	442	(20)	(4.55)%	396	(16)	4.15%
Long-term debt
Domestic ....................................	0	0	0.00%	0	0	0.00%	0	0	0.00%
International ..............................	407	(29)	(7.10)%	226	(22)	(9.92)%	168	(9)	5.56%
Total interest-bearing liabilities .....................................	$13,554	$(412)	3.04%	$10,559	$(405)	3.83%	$8,547	$(230)	2.71%
Domestic ....................................	78	(1)	1.45%	87	(1)	1.33%	32	(1)	4.60%
International ..............................	13,476	(411)	3.05%	10,472	(403)	3.85%	8,515	(229)	2.70%
All other liabilities	1,605	0	0.00%	1,556	0	0.00%	1,499	0	0.00%
Domestic ....................................	237	0	0.00%	173	0	0.00%	241	0	0.00%
International ..............................	1,368	0	0.00%	1,384	0	0.00%	1,258	0	0.00%
Total domestic liabilities ..........	$315	$(1)	0.36%	$260	$(1)	0.45%	$273	$(1)	0.53%
Total international liabilities ....	14,844	(411)	2.77%	11,855	(403)	3.40%	9,773	(229)	2.35%
Total liabilities ...........................	$15,159	$(412)	2.72%	$12,116	$(405)	3.34%	$10,046	$(230)	2.30%
KLARNA GROUP PLC195
Analysis of changes in interest and similar income and interest expense

	2025	For the year ended December 31, 2025 compared to the year ended December 31, 2024			2024	For the year ended December 31, 2024 compared to the year ended December 31, 2023			2023
(in $ millions, except for percentages)	Amount	Net change	Change due to volume	Change due to rate	Amount	Net change	Change due to volume	Change due to rate	Amount
Interest and similar income:
Interest-earning deposits with banks
Domestic ....................................	$2	$1	$0	$0	$1	$0	$0	$0	$1
International ..............................	7	2	0	2	5	4	0	3	1
Central bank funds sold
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	75	(33)	29	(62)	108	63	28	36	45
Securities sold with agreements to repurchase
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	0	0	0	0	0	0	0	0	0
Loans
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	798	267	114	152	532	98	44	54	434
Taxable investment securities
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	49	19	6	14	29	3	(5)	8	27
Nontaxable investment securities
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	0	0	0	0	0	0	0	0	0
Other short-term investments
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................
Total domestic interest and similar income ...........................	$2	$0	$0	$0	$1	$0	$0	$0	$1
Total international interest and similar income ....................	$929	$255	$149	$106	$674	$168	$67	$101	$507
Total interest and similar income .......................................	$931	$256	$149	$106	$675	$167	$67	$100	$508
Interest expense:
Savings deposits
Domestic ....................................	$0	$0	$0	$0	$0	$0	$0	$0	$0
International ..............................	(348)	12	(37)	49	(360)	(155)	(69)	(86)	(205)
Other time deposits
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	0	0	0	0	0	0	0	0	0
Central bank funds purchased
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	0	0	0	0	0	0	0	0	0
Securities purchased with agreements to resell
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	0	0	0	0	0	0	0	0	0
Commercial paper
Domestic ....................................	0	0	0	0	0	0	0	0	0
KLARNA GROUP PLC196

	2025	For the year ended December 31, 2025 compared to the year ended December 31, 2024			2024	For the year ended December 31, 2024 compared to the year ended December 31, 2023			2023
(in $ millions, except for percentages)	Amount	Net change	Change due to volume	Change due to rate	Amount	Net change	Change due to volume	Change due to rate	Amount
International ..............................	(1)	0	(1)	2	(1)	0	(1)	1	(1)
Other short-term debt
Domestic ....................................	0	1	(1)	2	(1)	0	(1)	2	(1)
International ..............................	(34)	(11)	(23)	11	(23)	(1)	(21)	20	(21)
Long-term debt
Domestic ....................................	0	0	0	0	0	0	0	0	0
International ..............................	(29)	(6)	(22)	16	(22)	(13)	(9)	(4)	(9)
Total domestic interest expense .....................................	$0	$1	$(1)	$2	$(1)	$0	$(1)	$2	$(1)
Total international interest expense .....................................	$(412)	$(5)	$(83)	$78	$(406)	$(170)	$(100)	$(69)	$(236)
Total interest expense .............	$(412)	$(4)	$(84)	$80	$(407)	$(169)	$(101)	$(67)	$(237)
Net change in net interest income .......................................	$520	$251	$65	$186	$268	$(2)	$(36)	$33	$271
Net interest income(1) ................	$520	$0	$0	$0	$268	$0	$0	$0	$271
Domestic ....................................	1				0				0
International ..............................	519				268				271
Net interest margin(2) .................	5.2%				3.71%				4.68%
Domestic ....................................	0.7%				(0.12)%				(0.04)%
International ..............................	5.3%				3.78%				4.8%
____________
1 Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities.
2 Net interest margin is calculated as net interest income as a percent of average interest-earning assets.
Debt Securities
Our total holdings in debt securities as of December 31, 2025 and December 31, 2024 was $1,518 million and $454 million, respectively (at amortized cost).
The following tables present the approximate weighted average yields (based on amortized cost) by maturity distribution of our investments in debt securities as of December 31, 2025 and December 31,
2024:

(in $ millions, except for percentages) December 31, 2025	< 1 year		1-5 years		5-10 years		> 10 years		Total
Debt Security Category	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Central Banks ................	$88	3.5%	$—	—%	$—	—%	$—	—%	$88	3.5%
Governments .................	109	1.9%	50	2.3%	—	—	—	—	159	2.0
Municipalities ................	137	1.8%	176	2.4%	—	—	—	—	313	2.1
Supranationals ..............	272	2.1%	159	2.3%	—	—	—	—	431	2.2
Covered Bonds .............		—%	58	2.5%	—	—	—	—	58	2.5
Corporates .....................	134	2.0%	335	2.5%	—	—	—	—	469	2.4
Total ................................	$740	2.0%	$778	2.4%	$—	—%	$—	—%	$1,518	2.2%
KLARNA GROUP PLC197

(in $ millions, except for percentages) December 31, 2024	< 1 year		1-5 years		5-10 years		> 10 years		Total
Debt Security Category	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Central Banks ................	$42	0.00%	$—	0.00%	$—	—%	$—	—%	$42	0.00%
Governments .................	12	0.17	—	0.00	—	—	—	—	12	0.17
Municipalities ................	144	0.21	40	1.09	—	—	—	—	185	0.40
Supranationals ..............	140	1.65	66	0.53	—	—	—	—	206	1.29
Covered Bonds .............	9	0.36	—	0.00	—	—	—	—	9	0.36
Corporates .....................	—	0.00	—	0.00	—	—	—	—	—	0.00
Total ................................	$347	0.77%	$106	0.74%	$—	—%	$—	—%	$454	0.76%
Loan Portfolio
The tables below set forth our loan portfolio by maturity, together with the split between fixed and floating interest rates for the loans, as of December 31, 2025 and December 31, 2024. We have included our receivables related to non-interest bearing Pay Later loans under “Fixed rate loans” under the < 1 year column.

(in $ millions) December 31, 2025
Consumer Loan Category	< 1 year	1-5 years	5-15 years	> 15 years	Total
Fair Financing .......................................	$1,893	$2,439	$—	$—	$4,332
Pay Later ................................................	$6,127	$—	—	—	6,127
Total .......................................................	$8,020	$2,439	$—	$—	$10,459

(in $ millions) December 31, 2025
Loan Category	< 1 year	1-5 years	5-15 years	> 15 years	Total
Fixed rate loans .....................................	$8,020	$2,439	$—	$—	$10,459
Floating or adjustable rate loans .......	—	—	—	—	—
Total .........................................................	$8,020	$2,439	$—	$—	$10,459

(in $ millions) December 31, 2024
Loan Category	< 1 year	1-5 years	5-15 years	> 15 years	Total
Consumer loans ....................................	$6,485	$1,656	$—	$—	$8,141
Total .......................................................	$6,485	$1,656	$—	$—	$8,141

(in $ millions) December 31, 2024
Loan Category	< 1 year	1-5 years	5-15 years	> 15 years	Total
Fixed rate loans ....................................	$6,485	$1,656	$—	$—	$8,141
Floating or adjustable rate loans ......	—	—	—	—	—
Total .......................................................	$6,485	$1,656	$—	$—	$8,141
As of December 31, 2025 and December 31, 2024, we had $125 million and $274 million, respectively, in consumer receivables from a legacy revolving credit portfolio. These legacy loans do not have fixed maturities but we expect these to continue to be paid down over 1-5 years as borrowers make ongoing minimum monthly payments.
KLARNA GROUP PLC198
Allowance for Credit Losses
The tables below set forth our total loans at period end, the average amount of loans during the period, the amount of allowances for credit losses at period end, the ratio of our allowances for credit losses to total loans outstanding at period end and the ratio of net charge-offs during the period to average loans outstanding at period end, in each case, as of December 31, 2025, 2024, and 2023.

	As of December 31, 2025
(in $ millions, except for percentages)	Outstanding amount at end of period	Average outstanding amount during period	Allowance for credit losses at end of period	Ratio of allowance for credit losses to total loans outstanding	Ratio of net charge-offs to average loans outstanding during the period(1)
Fair Financing .........................................	$4,604	$3,845	$(272)	(5.9)%	(6.5)%
Pay Later .................................................	6,347	5,868	(220)	(3.5)%	(6.4)%
Total .........................................................	$10,951	$9,712	$(492)	(4.5)%	(6.4)%

	As of December 31, 2024
(in $ millions, except for percentages)	Outstanding amount at end of period	Average outstanding amount during period	Allowance for credit losses at end of period	Ratio of allowance for credit losses to total loans outstanding	Ratio of net charge-offs to average loans outstanding during the period(1)
Consumer loans .....................................	$8,473	$8,434	$(332)	(3.9)%	(5.5)%
Total .........................................................	$8,473	$8,434	$(332)	(3.9)%	(5.5)%

	As of December 31, 2023
(in $ millions, except for percentages)	Outstanding amount at end of period	Average outstanding amount during period	Allowance for credit losses at end of period	Ratio of allowance for credit losses to total loans outstanding	Ratio of net charge-offs to average loans outstanding during the period(1)
Consumer loans .....................................	$8,394	$7,763	$(311)	(3.7)%	(5.9)%
Total .........................................................	$8,394	$7,763	$(311)	(3.7)%	(5.9)%
____________
1 Ratio of net charge-offs to average loans outstanding during the period is calculated by dividing the net charge-offs during a period by the average loans outstanding during that period.
The increase in our consumer loans as of December 31, 2025 as compared to December 31, 2024 and
December 31, 2023, resulted from the growth in our GMV. At the same, our allowance for credit losses has decreased year over year as a result of the increased maturity of our underwriting models from further scaling up our operations, including in the United States and U.K.
Deposits
We currently offer savings accounts directly to residents of Sweden, Germany, Austria, the
Netherlands, Finland, France, Belgium, Spain, Ireland, Italy and Portugal. We also raise deposits in Germany, the Netherlands, France, Spain and Ireland pursuant to a partnership with a third-party platform operated by Raisin. We do not take deposits in the United States, including interest-bearing deposits. We currently do not maintain the necessary banking licenses to take U.S. deposits. To the extent that our customers, including our customers in the United States, utilize our Klarna balance solution or maintain deposits with
KLARNA GROUP PLC199
any of our bank partners in connection with their use of our solutions, products and services, such funds do not constitute our deposits and, as a result, are not reflected in the tables below.
The tables below set forth deposit balances as of December 31, 2025, 2024, and 2023.

	As of December 31, 2025
(in $ millions)	Balance	Foreign	Rate	Uninsured
Consumer deposits .............................................................	$13,003	$13,003	2.4%	$681
Total .......................................................................................	$13,003	$13,003	2.4%	$681

	As of December 31, 2024
(in $ millions)	Balance	Foreign	Rate	Uninsured
Consumer deposits .............................................................	$9,510	$9,510	3.8%	$437
Total .......................................................................................	$9,510	$9,510	3.8%	$437

	As of December 31, 2023
(in $ millions)	Balance	Foreign	Rate	Uninsured
Consumer deposits .............................................................	$9,478	$9,478	2.4%	$320
Total .......................................................................................	$9,478	$9,478	2.4%	$320
Our consumer deposits in the year ended December 31, 2025 increased by 3,493, or 36.7% , compared to 2024, in order to support our GMV growth. While interest rates on our consumer deposits increased from 2022 to 2024, primarily driven by the rising central bank interest rate environment in Europe, they decreased by 1.4 percentage points during in the year ended December 31, 2025.
Our consumer deposits are subject to the Swedish Deposit Guarantee Scheme (the “Guarantee
Scheme”), as administered by the Swedish National Debt Office (Sw. Riksgälden). As of December 31, 2025 and December 31, 2024, approximately 95% and 96% of our deposits, respectively, were covered by the
Guarantee Scheme. The remainder of our deposits were not eligible for coverage under the Guarantee
Scheme because they were in excess of the applicable statutory coverage limit. We are required to pay an annual fee to the Swedish National Debt Office, which is calculated based on the volume of guaranteed deposits and the Swedish National Debt Office’s assessment of our risk profile. We do not collect any time deposits in the United States and as such, our deposits are not subject to the FDIC insurance limits.
The table below sets forth consumer deposit balances by geographic location as of December 31,
2025, and December 31, 2024, 2023 and 2022.

	As of December 31,
(in $ millions)	2025	2024	2023
Germany ...............................................................................................................	$10,209	$7,271	$7,169
Sweden .................................................................................................................	643	752	1,114
Netherlands .........................................................................................................	1,774	1,306	1,054
Other countries ..................................................................................................	377	181	141
Total .....................................................................................................................	$13,003	$9,510	$9,478
KLARNA GROUP PLC200
The table below sets forth consumer deposit balances by source as of December 31, 2025, 2024, and
2023.

	As of December 31,
(in $ millions)	2025	2024	2023
Klarna Bank AB .................................................................................................	$7,679	$5,746	$6,475
Third-party platforms ......................................................................................	5,324	3,764	3,003
Total ...................................................................................................................	$13,003	$9,510	$9,478
KLARNA GROUP PLC201
Item 6. Directors, Senior Management and Employees
Directors & Senior Management
The following table sets forth the name, age and position of our executive officers and directors as of
December 31, 2025.

Name	Age	Position(s)
Executive Officers
Sebastian Siemiatkowski .............................................	43	Chief Executive Officer and Director
David Fock .......................................................................	47	Chief Product and Design Officer
Camilla Giesecke ...........................................................	44	Chief Operating Officer
Niclas Neglén ..................................................................	47	Chief Financial Officer and Director
David Sandström ............................................................	42	Chief Marketing Officer
Yaron Shaer ....................................................................	49	Chief Technology Officer
David Sykes .....................................................................	41	Chief Commercial Officer
Non-Executive Directors
Michael J. Moritz ............................................................	70	Chairperson of the Board of Directors
Roger W. Ferguson, Jr. ..................................................	73	Director
Lise Kaae .........................................................................	55	Director
Omid R. Kordestani ........................................................	61	Director
Andrew Reed ..................................................................	35	Director
Sarah Smith .....................................................................	66	Director
Mateusz Staniszewski ...................................................	30	Director
Markus Villig ....................................................................	31	Director
The following is a brief summary of the business experience of our executive officers and directors.
Unless otherwise indicated, their current business address is 10 York Road, London SE1 7ND, United
Kingdom.
Executive Officers
Sebastian Siemiatkowski is one of our co-founders. He has served as a member of our board of directors since February 2005 and as our Chief Executive Officer since February 2005. Mr. Siemiatkowski served as an advisory board member of SSE Business Lab, the startup incubator of the Stockholm School of Economics, from May 2015 to June 2019. Mr. Siemiatkowski holds an M.Sc. in Economics and Business from the Stockholm School of Economics.
David Fock has served as our Chief Product and Design Officer since February 2015. He joined Klarna in
August 2010 and prior to his current role held various positions in design and sales, most recently as our
Vice President of Product, Commerce. Prior to that, from January 2008 to May 2010, Mr. Fock founded and operated HML Systems AB, an online retailer, and served as the chief executive officer of Clarion Bilstereo
AB, a distributor of electronic products, from January 2006 to December 2007.
Camilla Giesecke has served as our Chief Operating Officer since August 2022. She joined Klarna in
February 2017 and held various leadership positions prior to her current role, most recently as our Chief
Expansion Officer. From August 2006 through January 2017, Ms. Giesecke served as an investment professional at Investor AB, a Swedish investment firm, and in various leadership roles at its portfolio companies, such as Permobil AB, a medical equipment manufacturer, and Saab AB, a Swedish aerospace and defense company. Prior to that, Ms. Giesecke worked as an M&A analyst at J.P. Morgan Chase & Co. in
London, United Kingdom. She holds an M.Sc. in Economics and Business Administration from the
Stockholm School of Economics.
KLARNA GROUP PLC202
Niclas Neglén has served as our Chief Financial Officer since March 2021 and as a member of our board of directors since February 2025. From April 2016 to March 2021, he held various leadership positions at
HSBC Private Bank, the private banking business of the HSBC Group, including as the chief operating officer for the EMEA region. Prior to that, from January 2003 to April 2016, Mr. Neglén served in various roles at GE Capital, a financial services company, including as the chief financial officer of its U.K. business.
He holds an M.Sc. in Economics and Business Administration from the Stockholm School of Economics.
David Sandström has served as our Chief Marketing Officer since June 2017. Since May 2017, he has been a partner and a member of the board of directors at Add Health Media AB, a media and communications company, and since July 2017, a partner at Bellbird AB, a communication agency. Prior to that, from April 2012 to October 2016, Mr. Sandström served as the chief executive officer and a partner at
DDB Stockholm AB, a digital marketing agency. He holds an M.B.A. in Communication from the Stockholm
School of Economics.
Yaron Shaer has served as our Chief Technology Officer since March 2022. He previously served as our interim Chief Information Security Officer from February to September 2024 and as our Co-Chief
Technology Officer from January to March 2022, when he assumed his current role. Mr. Shaer joined
Klarna in June 2014 and prior to his current role held various engineering positions, most recently as our
Vice President of Engineering. Prior to that, he served in various software and technical managerial roles at
Camelot Strategic Solutions Limited, a consumer services company, from December 2011 to June 2014,
Nokia Corporation, a multinational telecommunications and technology company, from May 2007 to
December 2011, and Barclays Capital (now Barclays Corporate and Investment Bank), the investment banking business of Barclays plc, a multinational universal bank, from July 2006 to April 2007. Mr. Shaer is
ISEB certified in Software Testing and holds a B.Tech. in Software Engineering and Management from Tel
Aviv Academic college of Engineering (in cooperation with Tel-Aviv University).
David Sykes has served as our Chief Commercial Officer since June 2022. He has been with Klarna since October 2019, having also served as Head of Klarna U.S. Prior to that, from September 2017 to
September 2019, Mr. Sykes served as the chief operating officer of QuadPay (now ZIP Co US Inc.), a financial services company. He holds a B.A. in International Relations and an L.L.B. in Public International
Law, both from the Australian National University.
Non-Executive Directors
Sir Michael J. Moritz KBE has served as a member of our board of directors since July 2010 and as the
Chairperson of our board of directors since December 2020. He is a member of the Remuneration and
Nomination Committee. He currently serves as Senior Advisor to Sequoia Heritage, a private investment partnership, and from 1986 to July 2023, he served as a partner at Sequoia Capital, a venture capital firm.
In addition to our board of directors, Mr. Moritz currently serves on the boards of directors of Maplebear
Inc. (doing business as Instacart), a delivery company, and several private companies, including Formation
Bio, Inc., a pharmaceutical company. He previously served on the boards of directors of, among others,
LinkedIn Corporation, a professional networking company, Green Dot Corporation, a financial technology company, PayPal Holdings, Inc., a digital payments company, Alphabet Inc., a multinational technology conglomerate, and Yahoo!, Inc., a web services provider. Mr. Moritz also serves as chairman of Crankstart.
He holds a bachelor’s degree in History from Christ Church, University of Oxford, and an MBA from the
Wharton School at the University of Pennsylvania.
Roger W. Ferguson, Jr. has served as a member of our board of directors since May 2021. He is a member of the Audit Committee. He has been a partner and the chief investment officer and chairman of the Investment Committee of Red Cell Partners, an incubation and venture capital enterprise focused on the healthcare and defense sectors, since August 2022. Mr. Ferguson served as the president and chief executive officer of TIAA, a financial services company, from April 2008 to April 2021. From 2006 to 2008, he served as the chairman of Swiss Re America Holding Corporation, head of financial services and a member of the executive committee of Swiss Re, a global reinsurance company. Prior to that, Mr. Ferguson was a member of the Board of Governors of the U.S. Federal Reserve System from 1997 to 2006 and
KLARNA GROUP PLC203
served as its vice chairman from 1999 to 2006. He also worked as an associate and partner at McKinsey &
Company, a global management consulting firm, from 1984 to 1997. Mr. Ferguson began his career as an attorney at the New York City office of Davis Polk & Wardwell LLP. In addition to our board of directors, Mr.
Ferguson has served as a member of the boards of directors of Alphabet Inc., a multinational technology conglomerate, since June 2016, where he serves as chair of the audit committee, International Flavors &
Fragrances, Inc., a creator of flavors and fragrances, from April 2010 through April 2025, where he served as chair of the board of directors, and Corning Incorporated, a manufacturing company, since April 2021.
Mr. Ferguson currently serves on the boards of the Norton Museum and the Memorial Sloan Kettering
Cancer Center. He is a fellow of the American Philosophical Society and the American Academy of Arts &
Sciences and is a member of the Smithsonian Institution’s Board of Regents, the Economic Club of New
York, the Council on Foreign Relations and the Group of Thirty. Mr. Ferguson holds a B.A. in Economics, a
J.D., and a Ph.D. in Economics, all from Harvard University.
Lise Kaae has served as a member of our board of directors since December 2020. She does not currently serve on any committee of the Board. She has served as the chief executive officer of
HEARTLAND A/S, a holding and investment company, since August 2017. Ms. Kaae previously served as the chief financial officer of BESTSELLER A/S, a fashion company, from May 2008 to July 2017. Prior to that, she worked in various roles at entities affiliated with PricewaterhouseCoopers International Limited, an accounting firm, from August 1992 to April 2008, most recently as a partner. In addition to our board of directors, Ms. Kaae has served as a member of the boards of directors of Novonesis A/S, an international biotechnology company, since March 2024, of BESTSELLER A/S, since November 2017, of Normal A/S, a
Danish retail chain, since October 2014, and of VKR HOLDING A/S, a holding company, since March 2020, and currently serves as a managing director and/or member of the board of directors of several subsidiaries within, and affiliates of, the Heartland group. She holds an MSc in Business Economics and
Auditing from the Aarhus School of Business.
Omid R. Kordestani has served as a member of our board of directors since December 2020. He serves as Chair of the Remuneration and Nomination Committee and is a member of the Audit Committee. He previously served as the executive chairman of Twitter, Inc. (now X Corp.), a social networking company, from October 2015 to June 2020, and as a member of its board of directors until October 2022. Prior to that, he worked in various leadership roles at Alphabet Inc., a multinational technology conglomerate, from
May 1999 to April 2009 and then again from August 2014 to October 2015, most recently as Chief Business
Officer. In addition to our board of directors, Mr. Kordestani has served as a member of the board of directors of Pearson, plc, a learning company, since April 2022, and as its chairman since May 2022. He holds a B.S. from San Jose State University and an M.B.A. with a focus on Organizational Leadership from
Stanford University.
Andrew Reed has served as a member of our board of directors since March 2024. He is a member of the Remuneration and Nomination Committee. Mr. Reed is a Partner at Sequoia Capital, a venture capital firm, which he joined in February 2014. In addition to our board of directors, Mr. Reed serves as a member of the board of directors of Figma, Inc., a design platform, since February 2024, and of several private companies, including Vanta Inc., a security and compliance automation company, since April 2021, Bolt
Technology OÜ, a mobility and delivery company, since January 2022,  and Strava, Inc., a social networking company for athletes, since November 2023. He holds a B.A. in Economics and Classics from Amherst
College.
Sarah Smith has served as a member of our board of directors since December 2020. She serves as
Chair of the Audit Committee and is a member of the Remuneration and Nomination Committee. She previously worked at The Goldman Sachs Group, Inc. (“Goldman Sachs”), a global financial firm. Ms. Smith joined Goldman Sachs in 1996 and was named a managing director in 1998 and a partner in 2002. During her tenure, Ms. Smith served as the controller and chief accounting officer of the firm until 2017 and subsequently as the chief compliance officer from 2017 to 2020. She then served as a senior advisor to
Goldman Sachs from 2020 until her retirement in 2021. In addition to our board of directors, Ms. Smith has served as a member of the board of directors of Aon plc, a global insurance company, since April 2023, Via
Transportation, Inc., a re-engineering public transit company, since June 2021 which has gone public in
KLARNA GROUP PLC204
September 2025, and 98point6 Inc., a healthcare software company, from February 2021 to March 2024.
She has also served as a member of the board of trustees of the Financial Accounting Foundation, the parent organization of the Financial Accounting Standards Board and the Governmental Accounting
Standards Board, since January 2021 and until December 2025, and has served as a trustee of the Nuveen
Churchill Private Capital Income Fund since April 2022. Ms. Smith holds a Dip. in Accounting from the City of London University and is a fellow of the Institute of Chartered Accountants in England and Wales.
Mateusz Staniszewski has served as a member of our board of directors since May 2025. He does not currently serve on any committee of the Board. He is the chief executive officer of Eleven Labs Inc.
(“ElevenLabs”), a software company specialized in advanced voice synthesis technology, which he co-
founded in January 2022. Prior to founding ElevenLabs, Mr. Staniszewski worked at Palantir Technologies
Inc., a data analytics company that develops software platforms, from October 2018 to May 2022, at
BlackRock, Inc., an investment company, from July 2017 to August 2018, and at Opera Norway AS, an internet company, from June 2014 to June 2016. Mr. Staniszewski holds a BSc in Mathematics from
Imperial College London.
Markus Villig has served as a member of our board of directors since February 2025. He does not currently serve on any committee of the Board. Mr. Villig is the chief executive officer of Bolt Technology
OÜ (“Bolt”), a mobility and delivery company, which he founded in 2013. Prior to starting Bolt, he studied computer science at University of Tartu.
Family Relationships
There are no family relationships among any of our executive officers or directors.
KLARNA GROUP PLC205
EXECUTIVE AND DIRECTOR REMUNERATION
Remuneration of Directors and Officers
English Law does not require us to disclose compensation paid to members of senior management who are not directors on an individual basis. We disclose the remuneration of our Chief Executive Officer and other directors in accordance with applicable UK requirements. Our executive officers and certain of our directors receive a combination of fixed and variable compensation. Accordingly, we have elected to follow English Law disclosure practices with respect to executive compensation.
The information below sets out the remuneration of our executive directors and certain executive officers, including aggregate compensation expenses and details of our equity incentive plans.
Summary Remuneration Table
The following table sets forth information concerning the components of remuneration of the current members of our board of directors for the year ended December 31, 2025.

(in $ millions)	Salary	Bonus	Fixed Equity	Variable equity	Other benefits	Pension expenses	Total
Directors
Michael J. Moritz	$0.1	$—	$—	$1.5	$—	$—	$1.6
Roger W. Ferguson, Jr.	$0.2	$—	$0.1	$0.2	$—	$—	$0.4
Lise Kaae	$—	$—	$—	$1.5	$—	$—	$1.5
Omid R. Kordestani	$0.2	$—	$—	$0.2	$—	$—	$0.4
Andrew Reed	$—	$—	$—	$1.5	$—	$—	$1.5
Sarah Smith	$0.2	$—	$—	$0.2	$—	$—	$0.4
Markus Villig	$0.1	$—	$—	$1.0	$—	$—	$1.1
Mati Staniszewski	$0.1	$—	$—	$1.0	$—	$—	$1.1
Sebastian Siemiatkowski	$3.3	$0.3	$19.0	$22.3	$0.1	$0.2	$45.1
Niclas Neglén	$1.5	$—	$2.4	$4.2	$—	$—	$8.1
Total ....................................	5.7	$0.3	$21.4	33.5	$0.1	$0.2	$61.1
Equity Compensation paid to Mr. Siemiatkowski
Equity compensation awarded to Mr. Siemiatkowski in 2025, as approved by the Remuneration and
Nomination Committee, includes 17,505,672 Class C share options, vesting in equal annual installments over a four-year period. Two Class C share options entitle the recipient to either one ordinary share or two
Class C shares, at Mr. Siemiatkowski's election. The weighted average exercise price, expressed as the equivalent of one ordinary share, is $91.8 , representing a significant premium to the initial public offering price of $40.00 per ordinary share. Accordingly, as of the date of this report, these options are substantially out of the money and no value is realizable by Mr. Siemiatkowski unless and until the ordinary share price exceeds the exercise price, at which point the interests of Mr. Siemiatkowski would be directly aligned with those of shareholders who have similarly benefited from such share price appreciation. The equity compensation amounts reported in the Summary Remuneration Table above reflect the grant-date fair value of these awards as calculated in accordance with IFRS 2 and do not represent cash compensation paid to, or value currently received by, Mr. Siemiatkowski. Mr. Siemiatkowski's acquisition of
Class C shares upon exercise of these options is subject to an annual limit of 1.5% of the number of issued and outstanding ordinary shares on the last day of the preceding fiscal year, and total voting rights attributable to all outstanding Class C shares may not at any time exceed 15% of total voting rights outstanding immediately prior to the Company's initial public offering.
KLARNA GROUP PLC206
Remuneration of Directors and Executive Officers
For the year ended December 31, 2025, the aggregate remuneration paid to the current members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, and equity awards, was $103.7 million.
Remuneration Program
The aim of our remuneration program is to both support our ability to attract and retain global talent in every position at Klarna and promote equal and fair treatment, as well as to ensure that remuneration is aligned with efficient risk management and compliant with applicable laws and regulations.
Our remuneration framework acknowledges the necessity of globally aligned, well-balanced, yet differentiated executive compensation structures tailored to support Klarna’s global footprint. It emphasizes the importance of consistency with sound and efficient risk management practices, avoiding excessive risk-taking and short-term profit pursuits that could impede our long-term objectives.
Additionally, where applicable, our remuneration program reflects the requirements of the Swedish banking regulations applicable to Klarna.
Remuneration and Nomination Committee
We have established a Remuneration and Nomination Committee, which supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of our board of directors and our executive officers. The committee may submit proposals to the board of directors on other compensation-related matters. Our Remuneration and Nomination Committee consists of Omid R. Kordestani, Andrew Reed, Michael J. Moritz and Sarah Smith, with Omid R. Kordestani serving as chairperson.
Remuneration Policy
Our board of directors has adopted a Remuneration Policy that is designed to be compatible with, and support, sound and effective risk management, avoid excessive risk-taking and promote our long-term interests.
The Remuneration Policy and wider remuneration system are assessed annually. The assessment includes an analysis of all key risks we are or might be exposed to, including the risks associated with our
Remuneration Policy and remuneration structure. The risk cycle in our credit business is assessed to be short, which means that any risks typically materialize within a few months.
Remuneration Structure
We apply the following general principles on remuneration:
•remuneration shall be set on an individual basis, based on experience, competence and performance;
•remuneration shall not be discriminating; and
•remuneration shall be competitive, but not counterproductive to our long-term goals and ability to operate successfully throughout a full economic cycle.
Our remuneration structure comprises fixed remuneration and variable remuneration. We strive to remain globally competitive with regard to the fixed and variable components while ensuring compliance with the banking regulations in Sweden, where applicable.
KLARNA GROUP PLC207
Variable remuneration takes into consideration not only the employee’s and their team’s results but also our financial results and performance, as well as qualitative criteria such as the employee’s compliance with our policies, rules and processes as well as applicable laws and regulations. It should be based on results that are reflective of current and future risks. We aim to ensure that we can unilaterally decrease or withdraw all or parts of the variable remuneration if the aforementioned criteria are not met or if our results of operations, financial condition or future prospects have been materially adversely affected.
Executive Officer Agreements
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of 12 months (although some include a shorter notice period or no notice period) for termination of the agreement by us or by the relevant executive officer, generally during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, non-
disparagement, confidentiality of information and/or assignment of inventions. However, the non-
competition and non-solicitation provisions may be unenforceable or otherwise limited under applicable law.
Directors’ and Officers’ Insurance
We maintain directors’ and officers’ liability insurance covering our directors and executive officers for acts performed in the course of their duties.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers.
These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and expense reimbursement to the fullest extent permitted by applicable law. We also provided indemnification to such persons to the fullest extent permitted by law, for their service at our request as directors or officers of any of our subsidiaries. A form of the indemnification agreement is filed as an exhibit to this report on Form 20-F.
Equity-Related Programs
The following section provides an overview of the equity-based programs available to our employees and certain third-party contributors. Certain of the equity-based instruments described below were issued by our subsidiaries and/or convert into ordinary shares of our subsidiaries.
Employee Restricted Share Unit Program
Our Restricted Share Unit Program (the “RSU Program”) was implemented in 2020. It is open to all employees as well as certain third-party contributors and currently entails grants of RSUs under the
Omnibus Incentive Plan. Each participant is granted a set number of RSUs on the grant date, which generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited. Participants in the RSU Program who were granted
RSUs under the Omnibus Incentive Plan receive ordinary shares in Klarna Group plc upon vesting of those
RSUs. All other RSUs vest into shares of subsidiaries of Klarna Group plc, and, as a result, we plan to periodically facilitate the exchange of these subsidiary shares issued upon vesting of those RSUs into ordinary shares of Klarna Group plc. The number of shares distributed to our employees under the RSU
Program is approved by our board of directors.
Upon vesting, in accordance with certain countries’ tax laws, we are required to withhold an amount to settle the employee’s tax associated with a share-based payment and transfer that amount in cash to taxing authorities on the employee’s behalf. Such amounts are withheld from our employees in
KLARNA GROUP PLC208
accordance with applicable laws, either through deduction of salary or withholding a number of vested shares.
Share Warrants and Options
In certain jurisdictions, we offer share-based payments to certain individual contributors, including employees as well as executive officers and directors, in the form of share warrants and options to purchase ordinary shares. These awards are subject to staggered vesting over a term of typically four to five years. Such awards were historically issued by Klarna Holding and certain of our other indirect subsidiaries. One share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share of Klarna Holding or of certain other of our indirect subsidiaries (such shares,
“subsidiary shares”) at the agreed exercise price. One share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed adjusted exercise price. Certain warrants and options have been acquired by individual contributors in exchange for a cash payment of the fair market value measured at the grant date.
We have also granted warrants to acquire our ordinary shares or ordinary shares of certain of our subsidiaries to select partners, including merchants and other service providers, in return for services. We granted 15.7 million, 1.3 million and 1.2 million of such warrants to certain partners in the twelve months ended months ended December 31, 2025 and in the years 2024 and 2023, respectively, of which
15,239,419 were outstanding as of the date of this report. Additionally, in the twelve months ended months ended December 31, 2025, we granted 108,960 ordinary shares and 8,834,736 share options to acquire ordinary shares to certain members of our management team.
The table below includes additional details regarding RSUs, share warrants and options, issued by
Klarna Group plc as of, and for the year ended, December 31, 2025. The Class C share options column relates exclusively to options granted to Mr. Siemiatkowski under the C Share Awards Plan. Weighted average exercise prices for Class C share options are expressed as the equivalent of one Class C share; as described above, two Class C share options correspond to either one ordinary share or two Class C shares, and the exercise price expressed as the equivalent of one ordinary share is double the per-Class-C-share figures shown.

	Klarna Group plc RSU program		Share warrants and options issued by Klarna Group plc		Share options to acquire C Class shares[2] issued by Klarna Group plc
	Number	Weighted average fair value at grant	Number	Weighted average exercise price[1]	Number	Weighted average exercise price
December 31, 2024 .................	—	$—	6,100,140	$46.0	—	$—
Granted during the year ......	1,026,951	34.2	24,909,751	57.0	17,505,672	45.9
Exercised during the year ...	—	—	(2,400,000)	—	—	—
Amended during the year [3] .	—	—	(1,477,164)	38.2	2,941,236	19.1
Forfeited during the year ....	(28,044)	34.0	—	—	—	—
December 31, 2025 .................	998,907	$34.2	27,132,727	$60.6	20,446,908	$42.0
____________
1 Where share options were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.
2 Two Class C share options entitle the recipient to acquire, at the recipient's election, either one ordinary share or two Class C shares. Class C shares carry enhanced voting rights. The acquisition of Class C shares upon exercise is subject to the limits described under "Equity Compensation paid to Mr. Siemiatkowski" above. All Class C share options outstanding as of December 31, 2025 were granted exclusively to Mr. Siemiatkowski.
3 In 2025, the board of directors amended the terms of 1,477,164 share options originally granted to Mr. Siemiatkowski in the fourth quarter of 2024 to allow such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares). The amendment did not alter the original exercise price of the underlying options; the weighted average exercise price of $19.1, expressed
KLARNA GROUP PLC209
as the equivalent of one Class C share, reflects the conversion ratio under which two Class C share options correspond to one ordinary share. There was no incremental fair value as a result of this amendment.
KLARNA GROUP PLC210
The table below includes additional details regarding RSUs and share warrants, issued by a subsidiary of Klarna Group plc as of, and for the year ended, December 31, 2025:

	Legacy RSU program		Share warrants issued by a subsidiary of Klarna Group plc
	Number	Weighted average fair value at grant	Number	Weighted average exercise price
December 31, 2024 ...........................................................	26,411,646	$4.5	2,507,534	$543.0
Granted during the year .................................................	123,335	10.1	—	—
Released during the year ...............................................	(8,225,629)	5.3	—	—
Exercised during the year ..............................................	—	—	(90,000)	231.0
Repurchased during the year .......................................	—	—	(105,646)	441.0
Amended during the year ..............................................	—	—	—	—
Forfeited during the year ...............................................	(3,712,137)	5.0	(84,367)	631.0
December 31, 2025 ...........................................................	14,597,215	$5.1	2,227,521	$605.0
Equivalent of Klarna Group plc Shares	3,649,304	$20.4	26,730,252	$50.4
____________
1 Legacy RSUs granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.
2 Where share warrants were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.
2025 Omnibus Incentive Plan
We adopted the Klarna Group plc 2025 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) on June
27, 2025. The Omnibus Incentive Plan has been used to grant awards of RSUs and vested shares prior to this Company’s initial public offering and will be used as our main share incentive plan for employees and third-party contributors after initial public offering. The following summary describes the material terms of the Omnibus Incentive Plan.
Types of Awards. Awards under the Omnibus Incentive Plan include share options, share appreciation rights (“SARs”), restricted shares, RSUs, performance awards, other cash-based awards and other share-
based awards (collectively, the “Awards”).
Plan Administration. The Omnibus Incentive Plan is administered by the Remuneration and Nomination
Committee of our board of directors, unless another committee is designated by our board of directors
(the “Remuneration Committee”).
Eligibility. Our employees are eligible to be selected to participate in the Omnibus Incentive Plan. Our non-employee directors, consultants, advisers, employees of record and other non-employee service providers are eligible to be selected to participate in the non-employee plan of the Omnibus Incentive Plan
(the “Non-Employee Plan”). Except as otherwise specified, references below to the Omnibus Incentive Plan include the Non-Employee Plan.
Authorized Shares. The total number of our ordinary shares authorized for issuance under the
Omnibus Incentive Plan prior to and after initial public offering will equal 10% of the number of ordinary shares immediately outstanding following the completion of initial public offering on a fully diluted basis;
provided that the total number of ordinary shares available for issuance under the Omnibus Incentive Plan shall be increased on the first day of each fiscal year following the effective date of the Omnibus Incentive
Plan in an amount equal to the least of (i) 5% of outstanding ordinary shares on the last day of the immediately preceding fiscal year and (ii) such number of ordinary shares as determined by the board of directors in its sole discretion.
KLARNA GROUP PLC211
Share Options. The Remuneration Committee is permitted to grant share options under the Omnibus
Incentive Plan. With respect to share options granted to a participant subject to U.S. federal income tax law, the exercise price of a share option may not be less than 100% of the fair market value of a share on the grant date (other than in the case of substitute Awards). Each share option will expire no later than the tenth anniversary of the date the share option is granted.
Share Appreciation Rights. The Remuneration Committee is permitted to grant SARs under the
Omnibus Incentive Plan. With respect to SARs granted to a participant subject to U.S. federal income tax, the exercise or hurdle price of a SAR may not be less than 100% of the fair market value of a share on the grant date (other than in the case of substitute Awards). Each SAR will expire no later than the tenth anniversary of the date the SAR is granted.
Restricted Shares and Restricted Share Units. The Remuneration Committee is permitted to grant restricted shares and RSUs under the Omnibus Incentive Plan. A restricted share Award is an award of ordinary shares that is subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is an
Award that is granted with respect to one ordinary share or has a value equal to the fair market value of one such share. RSUs shall be settled in ordinary shares except that where the Remuneration Committee determines otherwise, in which case, RSUs may be paid in cash equal to the fair market value of the shares in respect of which the RSUs are settled.
Performance Awards. The Omnibus Incentive Plan permits the grant of performance-based share
Awards. The Remuneration Committee may structure Awards so that ordinary shares will be issued only following the achievement of certain pre-established performance goals during a designated performance period determined by the Remuneration Committee. Performance Awards shall be settled in ordinary shares except that where the Remuneration Committee determines otherwise, in which case, performance
Awards may be paid in cash equal to the fair market value of the shares in respect of which the performance Awards are settled.
Other Cash-Based and Other Share-Based Awards. The Remuneration Committee is permitted to grant other equity or equity-based Awards and cash-based Awards on such terms and conditions as the
Committee determines and such Awards may or may not require vesting or any other terms or conditions and can take the form of fully-vested shares, if so determined by the Remuneration Committee. For
Awards in the nature of a purchase right, the purchase price shall not be less than the fair market value of such ordinary shares on the date of grant of such right in respect of any such Award granted to a participant subject to U.S. federal income tax law.
Changes in Capitalization. In the event the Remuneration Committee determines that, as a result of a change affecting the Company or its securities, an adjustment is necessary in order to prevent undue enrichment or harm, the Remuneration Committee will equitably adjust any or all of (i) the number and type of ordinary shares that thereafter may be made the subject of Awards under the Omnibus Incentive
Plan (including the share limit) and (ii) the terms of any outstanding Award, including the exercise price and the number or type of ordinary shares or other securities of the Company or other property subject to outstanding Awards.
Effect of Termination of Service or a Change in Control. The Remuneration Committee may provide, by rule or regulation or in any applicable Award agreement, or may determine in any individual case, an Award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to the vesting, exercise or settlement of such Award.
In the event of a change in control of the Company, the Remuneration Committee may take any one or more of the following actions with respect to any outstanding Award: (i) continuation, (ii) substitution or replacement, (iii) acceleration of the vesting and the lapse of any restrictions either immediately prior to or after the change in control or upon termination of service under certain circumstances following the change in control and, in the case of a performance Award, the determination of the level of attainment of
KLARNA GROUP PLC212
the applicable performance condition(s), and (iv) cancellation of such Award in consideration of a payment or, in certain circumstances, for no consideration.
Awards granted under the Omnibus Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable Award agreement or in any other written agreement between the Company or any of its subsidiaries and the participant.
Clawback. Under the Omnibus Incentive Plan, Awards (including any amounts or benefits arising from such Awards) will be subject to any clawback or recoupment arrangements or policies we may have in place from time to time, and the Remuneration Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards or any shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of shares underlying such Awards, including any policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.
Amendment. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award agreement or in the Plan, our board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without
(i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange on which the shares are principally quoted or trade, or (ii) subject to limitations, the consent of the affected participant of the Omnibus Incentive Plan if such action would materially adversely affect the rights of such participant under any outstanding Award.
Repricing. Our board of directors may, without shareholder approval, seek to effect any re-pricing of any previously granted “underwater” share options, SARs or similar Award, including (i) amending or modifying the terms of the share options, SARs or similar Awards to lower the exercise price, (ii) cancelling the underwater share options, SARs or similar Awards and granting (A) replacement share options, SARs or similar Awards having a lower exercise price or (B) restricted shares, RSUs, performance Awards or other share-based Awards in exchange, or (iii) cancelling or repurchasing the underwater share options, SARs or similar Awards for cash or other securities.
Term. No Award may be granted under the Omnibus Incentive Plan after the tenth anniversary of its adoption. Previously granted Awards are permitted to extend beyond the termination date of the Omnibus
Incentive Plan.
Jurisdictional Modifications. The Remuneration Committee may modify awards or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.
Non-Employee Plan. The Non-Employee Plan governs equity awards granted to our non-employee directors, consultants, advisers, employees of record and other non-employee service providers and generally provides for awards to be made on identical terms to awards made under the Omnibus Incentive
Plan.
C Share Awards Plan. The C Share Awards Plan is part of the Omnibus Incentive Plan and is designed to align Mr. Siemiatkowski's long-term incentives with the interests of shareholders over a multi-year horizon, while maintaining governance safeguards that limit the extent of enhanced voting rights that may be acquired. Under this Plan, the Remuneration and Nomination Committee may grant to Mr.
Siemiatkowski awards in the form of Class C shares or securities, such as options, convertible into Class C shares. In 2025, the Remuneration and Nomination Committee granted Mr. Siemiatkowski options over
17,505,672 Class C shares under this Plan, as described under "Equity Compensation paid to Mr.
Siemiatkowski" above. Upon exercise of Class C options, Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares. Class C shares carry enhanced voting rights;
KLARNA GROUP PLC213
however, Mr. Siemiatkowski's acquisition of Class C shares upon exercise of Class C options in any year is subject to a limit of 1.5% of the number of issued and outstanding ordinary shares on the last day of the fiscal year preceding such acquisition. In addition, pursuant to our articles of association, we will not issue any Class C shares in the number that would make the voting rights corresponding to all such Class C shares outstanding at any time exceed 15% of the voting rights corresponding to all of our shares outstanding immediately prior to the Company's initial public offering. As of the date of this report, no
Class C shares have been issued.
1 Consists of ordinary shares held by: (i) Sequoia Capital GFIV Sweden, L.P.; (ii) Sequoia Capital Global Growth Fund L.P.; (iii)
Sequoia Capital US/E Expansion Fund I, L.P.; (iv) Sequoia Capital Global Growth Fund III - Endurance Partners, L.P.; (v) Sequoia Capital
U.S. Growth Fund IV, L.P.; (vi) Sequoia Capital Global Growth Fund II, L.P.; (vii) Sequoia Capital Global Growth Principals Fund, L.P.; (viii)
Sequoia Capital Global Growth II Principals Fund, L.P.; (ix) Sequoia Grove II, LLC; (x) Sequoia Grove UK, L.P.; and (xi) SCGE Fund, L.P.
KLARNA GROUP PLC214
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders / Share Ownership
As at the date of this report, the following shareholders beneficially owned 5% or more of the
Company’s issued share capital:

Shareholder	Number ordinary shares	Approximate % of Total Voting Rights
Entities affiliated with Sequoia Capital[1]	76,671,503	23%
Heartland A/S	29,652,586	9%
Victor Jacobsson	24,959,959	6%
Sebastian Siemiatkowski	24,651,816	7%
Commonwealth Bank of Australia	17,407,235	5%
As of December 31, 2025, according to data from our shareholder register, of the ordinary shares that are subject to lock-up restrictions (excluding shares publically traded and held within The Depository Trust
Company (DTC)), 158,262,133 ordinary shares were held by 279 record holders in the United States, and
177,259,079 ordinary shares were held by record holders outside the United States.
As at December 31, 2025, our issued and outstanding share capital consists of 377,507,910 ordinary shares and 328,136,589 Class B shares as per below table:

	Ordinary shares	Class B shares	Class C shares	Deferred shares	Deferred shares	Deferred shares	Deferred shares
Nominal value	$0.00010	$0.00010	$0.00010	$0.00073	$11.35013	$0.28000	$0.00010
As of January 01, 2024	364,018,908	—	—	364,018,908	—	—	—
Shares issued	1,277,664	—	—	1,277,664	—	1	—
As of December 31, 2024	365,296,572	—	—	365,296,572	—	1	—
Shares issued	12,211,338	369,911,294	—	257,772	369,911,294	—	—
Redesignation		(41,774,705)					41,774,705
Capital reduction	—		—	(365,554,344)	(369,911,294)	(1)	(41,774,705)
As of December 31, 2025	377,507,910	328,136,589	—	—	—	—	—
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since
January 1, 2025 with any of our executive officers, directors or their affiliates and holders 5% or more of any class of our voting securities in the aggregate, which we refer to as “related parties,” other than compensation arrangements which are described in the section titled “Executive and Director
Remuneration.”
Partnership with Milkywire
On April 21, 2021, following a competitive selection process, we entered into a partnership agreement with Milkywire AB ("Milkywire"), an environmental impact platform, for the sourcing, vetting and monitoring of planet health initiatives to which we make donations or from which we purchase carbon removal
KLARNA GROUP PLC215
services in furtherance of our sustainability efforts. In addition, Milkywire provides us with services and tools related to our sustainability program, including facilitation of carbon credit purchases, development of donation solutions and related digital integrations, and sustainability-focused content and campaign support. Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian
Siemiatkowski, our Co-Founder and Chief Executive Officer. Mrs. Siemiatkowski remains the chief executive officer and majority owner of Milkywire.
Klarna paid Milkywire AB $0.9 million in 2025, $0.7 million in 2024 and $0.9 million in 2023 for the sustainability related services described above. Separately, in  2025 Klarna transferred to Milkywire an additional  $0.5 million for the purchase of carbon credits on Klarna's behalf; these amounts were paid in full by Milkywire to the third-party providers of the carbon credits and Milkywire did not retain any margin on these transactions. In 2024, the corresponding amount transferred for carbon credit purchases was
$1.0 million.
In addition, Klarna makes charitable contributions to organizations sourced and vetted by Milkywire through the WRLD Foundation, a registered nonprofit organization in the United States and Sweden. The
WRLD Foundation serves as an administrative vehicle through which contributions are distributed in full to the underlying recipient organizations; the identity of all recipient organizations has been reported to
Klarna. Nina Siemiatkowski is the founder and a board member of the WRLD Foundation. The Company contributed $2.3 million in 2025, $3.8 million in 2024 and $5.5 million in 2023 through the WRLD
Foundation. We also provide consumers with the ability to voluntarily make donations to the WRLD
Foundation while using our network through several donation features, both online and in the Klarna app, as part of our planet health initiative. Such donations are made directly by our consumers in their sole discretion.
Milkywire was engaged following a comprehensive selection process and the board believes the fees paid to Milkywire reflect competitive rates for the services provided. The partnership agreement, including all fees paid to Milkywire and all contributions made through the WRLD Foundation, has been approved by the board of directors with Mr. Siemiatkowski recusing himself from the related deliberations and approval, in accordance with the Company's related party transactions policy and conflicts of interest procedures.
Use of Klarna Network by Directors and Officers
Our directors and officers and their immediate family members have in the past used, and may in the future use, our payment options offered on the Klarna network, including Pay Later and Fair Financing, which involve provision of consumer loans by us. Any such loans outstanding as of the date of this report
(i) were similar to all of the consumer loans originated on our network, i.e., were extended primarily for personal, family or household purposes, (ii) were extended in the ordinary course of our consumer credit business, under the same conditions applicable to such loans in the jurisdictions in which they were originated and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other consumers in such jurisdictions, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features. The average outstanding balance for these related parties did not materially exceed, if at all, our overall average outstanding balance per consumer in the fiscal year.
Registration Rights Agreement
On September 11, 2025, we entered into a registration rights agreement (the “Registration Rights
Agreement”) with certain of our principal shareholders. The Registration Rights Agreement grants certain demand registration rights, short-form registration rights and piggyback registration rights in respect of our ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions.
KLARNA GROUP PLC216
Related Party Transactions Policy
In connection with our initial public offering, we have adopted a new related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in applicable EU, Swedish and English rules, regulations and guidelines, including the Swedish Banking Act.
The policy defines “related parties” to include our directors, executive officers, key function holders, significant shareholders (3% or more), their close family members and entities in which such persons hold a material interest. Our Company Secretary, supported by relevant functions, such as People Advisory,
Procurement, Partner Risk Policy and Reporting, and Group Consolidation and Reporting, maintains a list of related parties and coordinates annual and ad hoc screenings of agreements with them. Pursuant to the policy, all related party transactions must be entered into on arm’s-length terms, meaning commercially justifiable and no more favorable than those offered to unrelated parties.
Within our Swedish regulated bank subsidiary and its prudentially consolidated group, additional requirements apply under the Swedish Banking Act. The board of directors of Klarna Bank must approve all agreements with related parties, either in advance on an ad hoc basis (for individually negotiated contracts) or annually on a retroactive basis (for standardized, non-negotiated agreements). The Klarna
Bank board of directors also maintains a detailed record of all related party agreements, including both credit arrangements and non-credit agreements, in line with applicable prudential and governance standards.
In certain cases, including specified contracts with directors or significant property transfers, shareholder approval may also be required under applicable English corporate law.
The policy is intended to ensure that all related party transactions are appropriately identified, reviewed, approved and disclosed in accordance with applicable laws and regulations.
Interests of Experts and Counsel
Not applicable.
KLARNA GROUP PLC217
Item 8. Financial Information
A.Consolidated statements and other financial information.
Refer to “Item 18. Financial Statements” for our consolidated financial statements and report of our independent registered public accounting firm included elsewhere in this document.
Legal or arbitration proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition and future prospects. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Dividend policy
Not applicable.
B.Significant Changes
KLARNA GROUP PLC218
Item 9. The Offer and Listing
A.Offer and listing details
Our ordinary shares are listed on the NYSE under the symbol “KLAR.”
B.Plan of distribution
Not applicable.
C.Markets
Our ordinary shares are listed and traded on the NYSE.
D.Selling shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
KLARNA GROUP PLC219
Item 10. Additional Information
A.Share capital
Not applicable.
B.Memorandum and articles of association
The following description is a summary of material terms of our articles of association in effect from
September 9, 2025 in connection with the completion of our IPO. The following description may not contain all of the information that is important to you and we therefore refer you to our articles of association filed as Exhibit 3.1 hereto.
Corporate Reorganization
We are a public company with limited liability incorporated pursuant to the laws of England and Wales on November 7, 2022 as Klarna UK II PLC and renamed as Klarna Group plc on December 13, 2023. We are registered with the Registrar of Companies in England and Wales under number 14467769, and our registered office is at 10 York Road, London SE1 7ND, United Kingdom.
We were incorporated for the purposes of becoming the ultimate holding company of Klarna Holding
AB (publ)  and its subsidiaries and consummating the corporate reorganization described herein. Klarna
Holding AB (publ) was formed in January 2005 as a private limited liability company and subsequently converted into a public limited liability company, in each case under the laws of Sweden. Klarna Group
Midco Ltd (our wholly owned subsidiary) and Klarna Group Holdco Ltd (a wholly owned subsidiary of Klarna
Group Midco Ltd) were incorporated in November 2022 as Jersey limited companies (originally under the names Runway I Limited and Runway II Limited, respectively). They were formed to become the indirect and direct holding companies, respectively, of Klarna Holding AB (publ). Prior to our IPO, neither entity conducted any operations other than activities related to their formation, the corporate reorganization and the IPO.
Pursuant to the terms of our corporate reorganization, and in each case with the exception of certain de minimis amounts, (i) all of the issued share capital in Klarna Holding AB (publ) was exchanged for the same number of ordinary shares in Klarna Group Holdco Ltd, (ii) all of the issued share capital in Klarna
Group Holdco Ltd was exchanged for the same number of ordinary shares in Klarna Group Midco Ltd and
(iii) all of the issued share capital in Klarna Group Midco Ltd was exchanged for the same number of ordinary shares in Klarna Group plc, and, as a result, Klarna Group plc became the ultimate indirect parent company of  Klarna Holding AB (publ).
Capital Structure
Issued share capital
We have two classes of voting shares issued and outstanding: ordinary shares and Class B shares.
Each ordinary share has one vote per share and each Class B share has ten votes per share. The ordinary shares and Class B shares vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law. As of the date of this annual report, we have no deferred shares in issue. Where we do have deferred shares in issue, they shall not entitle the holder to voting rights, do not have any rights to participate in our profits or to receive dividends or other distributions and only participate in any liquidation, dissolution or our winding up only after we have paid (i)
to holders of our ordinary shares and Class C shares: (a) the nominal capital paid up on all such shares, plus (b) $10,000,000 on each ordinary share and $5,000,000 on each Class C share; and (ii) to holders of our Class B shares: the nominal capital paid up on all such Class B shares, which we do not expect to occur. In addition, during a period of five years from the completion of our IPO, we may from time to time issue Class C shares.
KLARNA GROUP PLC220
As 31 December, 31 2025, our issued and outstanding share capital was $70,624.71, divided into
377,507,910 ordinary shares of $0.0001 nominal value each and 328,136,589 Class B shares of $0.0001 nominal value each:.
In addition to the authority previously granted from our shareholders, our board of directors was, on
June 30, 2025, granted the authority from our shareholders to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $367,502.51, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the
Company’s annual general meeting to be held in 2026 (or, if earlier, on June 30, 2026).
Ordinary shares
Voting rights. The holders of our ordinary shares are entitled to one vote per ordinary share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.
Dividend rights. The holders of our ordinary shares are entitled to receive ratably such dividends or other distributions, if any, as may be approved from time to time by the board of directors out of funds legally available for such dividends and otherwise to participate in our profits; provided that each ordinary share shall participate to the extent of twice the amount of each Class C share (on a per share basis).
Rights upon liquidation. In the event of liquidation, dissolution or winding up of Klarna Group plc, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities;
provided that each ordinary share shall participate to the extent of twice the amount of each Class C share (on a per share basis).
Class B shares
Voting rights. The holders of our Class B shares are entitled to ten votes per share on all matters to be voted other than with respect to matters that require a separate class vote in accordance with applicable law. The voting rights attached to each Class B share may only be exercised by their original holder, as reflected in our register of members.
Dividend rights. The holders of our Class B shares do not have any rights to participate in our profits and do not have any right to receive dividends or other distributions.
Rights upon liquidation. The holders of our Class B shares only have limited rights to receive a distribution equal to the nominal value paid-up or credited as paid-up on such Class B shares upon our liquidation, dissolution or winding up (excluding any reorganization of our assets and liabilities on an intra-
group and solvent basis), following the prior payment of the nominal capital paid up or credited as paid up on each ordinary share and Class C share, as well as an amount of $10.0 million on each ordinary share and $5.0 million on each Class C share upon such liquidation, dissolution or winding up.
Redesignation. The Class B shares will be redesignated (i.e., converted) by us into deferred shares in connection with certain events, in accordance with our articles of association, including certain disposals of interests in ordinary shares by holders of our Class B shares or their affiliates.
Issue and transfer. The Class B shares were issued prior to our IPO and cannot be transferred to any person.
Class C shares
Voting rights. The holders of our Class C shares are entitled to ten votes per share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.
KLARNA GROUP PLC221
Dividend rights. The holders of our Class C shares are entitled to receive ratably such dividends or other distributions, if any, as may be approved from time to time by our board of directors out of funds legally available for such dividends, and otherwise to participate in our profits; provided that each Class C share shall participate to the extent of half the amount of each ordinary share (on a per share basis).
Rights upon liquidation. In the event of our liquidation, dissolution or winding up, the holders of Class C shares are entitled to share ratably in all assets remaining after payment of liabilities; provided that each
Class C share shall participate to the extent of half the amount of each ordinary share (on a per share basis).
Redesignation. The Class C shares will be redesignated by us into ordinary shares and deferred shares:
(i) at the election of the holder; (ii) if they are transferred (other than in permitted circumstances); (iii) if
Sebastian Siemiatkowski and his related or affiliated persons cease to beneficially own the relevant Class
C shares; (iv) if Mr. Siemiatkowski ceases to provide services to us; and (v) in other specified circumstances. For every two Class C shares to be redesignated, one Class C share will be redesignated into one ordinary share and one Class C share will be redesignated into one deferred share; provided that, if at any time the number of Class C shares to be redesignated is an odd number, the one remaining Class
C share will be redesignated into one deferred share.
Issue and transfer. The Class C shares can only be issued to Mr. Siemiatkowski and certain of his related and affiliated persons, their respective nominees and a depositary service prior to the fifth anniversary of our IPO; provided that the maximum number of Class C shares that may be issued is that number which would result in the aggregate number of votes that are eligible to be cast by the Class C shares at our general meeting being equal to 15% of the aggregate number of votes that would have been eligible to be cast by the shares at our general meeting immediately prior to our IPO. We have granted to
Mr. Siemiatkowski Class C options pursuant to which he can elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options. Mr. Siemiatkowski’s acquisition of Class C shares pursuant to Class C options in any year is subject to a limit of 1.5% of the number of issued and outstanding ordinary shares on the last day of the fiscal year preceding such acquisition. The Class C shares cannot be transferred, other than to certain related and affiliated persons of Mr. Siemiatkowski, their respective nominees and a depositary service.
Deferred shares
Voting rights. The holders of our deferred shares are not entitled in their capacity as holders of deferred shares to receive notice of any general meeting or to attend, speak or vote at any such meeting.
Dividend rights. The holders of our deferred shares do not have any rights to participate in our profits and do not have any right to receive dividends or other distributions.
Rights upon liquidation. The holders of deferred shares only have limited rights to receive a distribution equal to the nominal value paid-up or credited as paid-up on such deferred shares upon our liquidation, dissolution or winding up (excluding any reorganization of our assets and liabilities on an intra-
group and solvent basis), and only after we have first paid: (i) to holders of our ordinary shares and Class C shares: (a) the nominal capital paid up on all such shares, plus (b) $10,000,000 on each ordinary share and
$5,000,000 on each Class C share; and (ii) to holders of our Class B shares: the nominal capital paid up on all such Class B shares.
Deferred shares typically arise as a result of amendments to share capital (for example, upon redesignation of our Class B shares) or as an alternative to cancelling shares pursuant to a court approved reduction of capital procedure.
Dividends
Under English law, we may only pay dividends out of profits available for that purpose. Profits available for distribution are our accumulated, realized profits, to the extent that they have not been previously
KLARNA GROUP PLC222
utilized by distribution or capitalization, less our accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable reserves is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses.
Additionally, we may only make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
Our articles of association authorize our board of directors to approve interim dividends without shareholder approval to the extent that the approval of such dividends appears justified by profits. Our board of directors may also recommend a final dividend to be approved and declared by the shareholders at an annual general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend may exceed the amount recommended by the board of directors.
Our articles of association also permit a scrip dividend scheme under which our board of directors may offer any holders of shares entitled to receive dividends the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part determined by our board of directors) of a dividend subject to certain terms and conditions set out in our articles of association.
The right to receive a dividend lapses if unclaimed for 12 years.
Quorum for General Meetings
Our articles of association provide that no business shall be transacted at any general meeting unless a quorum is present.
The necessary quorum for a general meeting is two qualifying persons, unless each is a representative of a corporation or each is appointed as proxy of a member and they are representatives of the same corporation or are proxies of the same member, except where we only have one member, that shareholder present at the meeting and entitled to vote is a quorum.
Voting Rights
Under our articles of association, each holder of ordinary shares is entitled to one vote for each ordinary share that they hold as of the record date for the meeting and each holder of Class B shares or
Class C shares, as applicable, is entitled to ten votes for each Class B share or Class C share that they hold as of the record date for the meeting. Neither English law nor any of our constituent documents place limitations on the right of nonresident or foreign owners to vote or hold ordinary shares.
The voting at a general meeting must be taken by poll. Subject to any relevant special rights or restrictions attached to any shares, on a poll taken at a general meeting, each qualifying shareholder present in person or by proxy (or, in the case of a corporation, a corporate representative) and entitled to vote on the resolution has one vote for every ordinary share held by such shareholder and ten votes for every Class B share or Class C share held by such shareholder.
An ordinary resolution must be approved by a simple majority, and a special resolution approved by at least 75%, of shareholders attending and voting, whether in person or by proxy.
Amendment to Our Articles of Association
Under English law, shareholders may amend the articles of association of a company by special resolution. However, for so long as any of our shares are held in a settlement system operated by DTC or any affiliate or nominee therefor, including Cede & Co. and any successors thereto, the article in our articles of association which requires voting at a general meeting to be taken on a poll may only be removed, amended or varied by resolution of the shareholders passed unanimously.
KLARNA GROUP PLC223
General Meetings and Notices
An annual general meeting must be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself).
The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of our articles of association or the terms of allotment or issue of shares, are not entitled to receive notice), to the board of directors and to the auditors. Under English law, we are required to hold an annual general meeting of our shareholders within six months from the day following the end of our financial year. Subject to the foregoing, a general meeting may be held at a time and place determined by the board of directors.
The rules governing notice of adjourned meetings depend on the reason for adjournment. Where the chair adjourns a meeting in exercise of its general power of adjournment, no notice of the adjourned meeting is required unless the adjournment is for 30 days or more, or is to no fixed date, in which case at least 14 clear days' notice must be given in the same manner as for the original meeting. Where a meeting is adjourned specifically due to the absence of a quorum, the adjourned meeting must be held not less than 14 days and not more than 28 days after the original meeting, and at least seven clear days' notice of the adjourned meeting must be given.
Under English law, our board of directors must convene such a meeting once it has received requests to do so from shareholders representing at least 5% of our paid-up share capital carrying voting rights at general meetings (excluding any paid-up capital held as treasury shares).
Winding Up
In the event of a voluntary winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the U.K. Insolvency
Act of 1986, after effectively applying the Company’s property to satisfy the Company’s liabilities, divide among our members the whole or any part of the assets of the Company, whether they consist of property of the same kind or not, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the holders of ordinary shares of the Company as the liquidator, with such sanction, may determine. No shareholder of the Company shall be compelled to accept any assets upon which there is a liability.
On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the
Company available for distribution among the holders of ordinary shares shall be applied pro rata
(rounded to the nearest whole number).
Rights of Preemption on New Issues of Shares
Under the Companies Act, the allotment of “equity securities” (except pursuant to an employees’
share scheme and as bonus shares) that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed or the articles of association otherwise provide disapplication from this requirement (which disapplication can be for a maximum of five years after which shareholders’ approval would be required to renew the disapplication). “Equity securities” means ordinary shares or rights to subscribe for, or convert securities into, ordinary shares where ordinary shares means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. In relation to the Company, “equity securities” will therefore include the ordinary shares, and all rights to subscribe for or convert securities into such shares.
In addition to the authority previously granted from our shareholders, our board of directors was, on
June 30, 2025, granted the authority from our shareholders to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up
KLARNA GROUP PLC224
to a maximum aggregate nominal amount (i.e., par value) of $367,502.51, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the
Company’s annual general meeting to be held in 2026 (or, if earlier, on June 30, 2026).
Disclosure of Ownership Interests in Shares
Section 793 of the Companies Act gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, an interest in any shares of the Company to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information after the date the notice is sent) can result in criminal or civil sanctions being imposed against the person in default.
Under our articles of association, if any of our shareholders, or any other person appearing to be interested in the shares of the Company held by such shareholder, has been duly served with a notice under section 793 and fails to give us the information required by such notice or has made a statement which is false or inadequate in a material particular, then our board of directors may, in its absolute discretion at any time by notice, withdraw voting rights and place restrictions on the rights to receive dividends and refuse to register a transfer of such shares.
Alteration of Share Capital; Share Repurchases
Subject to the provisions of the Companies Act, and without prejudice to any relevant special rights attached to any class of shares, we may, from time to time, among other things:
•increase our share capital by allotting and issuing new shares in accordance with our articles of association and any relevant shareholder resolution;
•consolidate all or any of our share capital into shares of a larger nominal amount (i.e., par value)
than the existing shares;
•subdivide any of our shares into shares of a smaller nominal amount (i.e., par value) than the existing shares; or
•redenominate our share capital or any class of share capital.
We may not redenominate, consolidate, divide or subdivide any class of voting shares without redenominating, consolidating, dividing or subdividing (as the case may be) the other classes of our voting shares.
English law prohibits us from purchasing our own shares unless such purchase has been approved by our shareholders. Shareholders may approve two different types of such share purchases: “on-market”
share purchases or “off-market” share purchases. “On-market” purchases may only be made on a
“recognized investment exchange,” which does not include the NYSE, which is the only exchange on which the Company’s shares are be traded. In order to purchase our own shares, as a company listed on the
NYSE, we must therefore obtain the approval of our shareholders for an “off-market purchase” (on the basis of a specific purchase agreement with a financial intermediary) to acquire shares that are traded on the NYSE. This requires our shareholders to pass an ordinary resolution approving an “off-market purchase,” where such approval may be for a maximum period of five years. In relation to an “off-market purchase,” we may not acquire our own shares until the terms of the contract pursuant to which the purchase(s) are to be made have been authorized by our shareholders. Our shareholders have passed a resolution to approve certain contracts pursuant to which we will be able to make “off-market” purchases from selected investment banks. This resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently.
Transfer and Registration of Shares
KLARNA GROUP PLC225
Our articles of association allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which our board of directors may approve.
The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share that is not fully paid) by or on behalf of the transferee. Our articles of association also permit transfer of shares in uncertificated form by means of a relevant electronic system.
We may not charge a fee for registering the transfer of a share.
Our board of directors may, in its absolute discretion, refuse to register a transfer of shares in certificated form if, among other things, it is not fully paid (provided that the refusal does not prevent dealings in the shares from taking place on an open and proper basis), is with respect to a share on which we have a lien and sums in respect of which the lien exists are payable and are not paid within 14 clear days after due notice has been sent or if such transfer may violate any law or regulation applicable to us, the shares, the holder, the member or proposed transferee or breach of any contractual obligation whether or not we are a party to, or a beneficiary of, such contract. If our board of directors refuses to register a transfer of a share, it shall notify the transferor of the refusal and the reasons for it as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with us (in the case of a transfer of a share in certificated form) or the instructions to the relevant system were received. Any instrument of transfer which our board of directors refuses to register shall
(except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.
Computershare Trust Company, N.A. will act as our transfer agent and registrar. The share register reflects only registered owners of our ordinary shares, Class B shares, Class C shares and deferred shares.
Registration in the Company’s share register will be determinative of ownership of shares of the Company.
A shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the clearance service or depositary (for example, Cede & Co., as nominee for DTC, or GTU Ops, Inc., as nominee for Computershare Trust Company, N.A.) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who holds such shares beneficially through a clearance service or depositary or other nominee will not be registered in the Company’s official share register, as the depositary or other nominee will remain the record holder of any such shares.
In the event that the Company notifies one or both of the parties to a share transfer that it believes stamp duty or SDRT is required to be paid in connection with a transfer of shares of the Company, if the parties to the transfer have an instrument of transfer duly stamped to the extent required and then provide such instrument of transfer to the Company’s share registrar, the buyer will be registered as the legal owner of the relevant shares on the official share register, subject to our rights with respect to the disclosure of interests in our shares.
Annual Accounts and Independent Auditor
Under English law, a “quoted company,” which includes a company whose equity share capital is admitted to dealing on the NYSE, must deliver to the Registrar of Companies a copy of:
•the company’s annual accounts;
•the directors’ remuneration report;
•the directors’ report;
•a strategic report; and
•the auditor’s report on those accounts, on the auditable part of the directors’ remuneration report, on the directors’ report and on the strategic report.
KLARNA GROUP PLC226
The annual accounts and reports must be presented to the shareholders at a general meeting
(although a vote is not mandatory in respect of such documents). Our individual accounts must be prepared in accordance with U.K. GAAP or IFRS as adopted by the United Kingdom. Our consolidated group accounts must be prepared in accordance with U.K. GAAP, IFRS as adopted by the United Kingdom, or U.S. GAAP for a period expiring at the end of the fourth financial year from our incorporation. In addition, for public reporting purposes we will prepare consolidated financial statements in accordance with IFRS.
Under our articles of association, copies of the annual accounts and reports for that financial year must be sent to every shareholder, every debenture holder and every person entitled to receive notice of general meetings at least 21 clear days before the date of the meeting at which copies of the documents are to be presented. Our articles of association provide that any documents to our shareholders may be distributed in electronic form or by making them available on a website, as long as shareholders have agreed that such documents may be sent or supplied in that form.
As an English company with no applicable exemptions from the audit requirements under the
Companies Act and applicable law, we must appoint an independent auditor to audit the annual accounts of the Company. The auditor of a public company may be appointed by ordinary resolution at the general meeting of the company at which the company’s annual accounts are laid. Directors can also appoint auditors at any time before the company’s first accounts meeting, after a period of exemption or to fill a casual vacancy.
The remuneration of an auditor is fixed by our shareholders by ordinary resolution or in a manner that our shareholders by ordinary resolution determine.
Board of Directors
The number of directors shall not be less than two (unless otherwise determined by ordinary resolution) and not more than eleven.
Subject to our articles of association and the Companies Act, we may by ordinary resolution elect a person who is willing to act to be a director and the board of directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director. In accordance with the Companies Act and our articles of association, our directors may be removed from office before the expiration of his or her term by an ordinary resolution of shareholders.
Except as otherwise determined by a majority of directors, our board of directors shall be divided into three classes (Class A, Class B and Class C) that consist, as nearly as possible, of a number of directors equal to one-third of the total number of directors. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. At each succeeding annual general meeting, directors shall be appointed to succeed and/or be re-appointed to continue, as the directors of the class whose term expires at such annual general meeting, for a term ending upon the conclusion of the third annual general meeting following their appointment or re-appointment.
Our directors are divided among the three classes as follows:
•the Class A directors are Andrew Reed, Niclas Neglén, Markus Villig and Mateusz Staniszewski, and
their terms will expire at the first annual meeting of our shareholders following our IPO;
•the Class B directors are Lise Kaae, Omid R. Kordestani and Roger W. Ferguson, Jr., and their terms will expire at the second annual meeting of our shareholders following our IPO; and
•the Class C directors will be Sebastian Siemiatkowski, Michael J. Moritz and Sarah Smith, and their terms will expire at the third annual meeting of our shareholders following our IPO.
Subject to the provisions of our articles of association, the board of directors may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit.
KLARNA GROUP PLC227
The quorum for a meeting of the board of directors may be fixed by the board, but it must never be less than half of the total number of directors, from time to time, and, unless so fixed at any other number, shall be such number as is nearest to but not less than half of the total number of directors, from time to time.
Questions arising at any board meeting shall be determined by a majority of votes of the directors present and entitled to vote at such meeting. Subject to our articles of association, each director participating in a board meeting has one vote and, in the case of an equality of votes, the chair shall have a second or casting vote, unless he or she is not entitled to vote on the resolution in question.
Directors shall be entitled to such remuneration as we may determine by ordinary resolution for their services to us as directors and for any other service which they undertake for us. Subject to and in default of such determination, each such director shall be paid a fee for their services at such rate as may from time to time be determined by our board of directors; provided that the agreement or payment of any such fee would not result in non-compliance with any relevant exchange listing or other requirements. Any director who is not an executive officer and who performs special services which, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the board may determine; provided that the payment of any such extra remuneration would not result in non-compliance with any relevant exchange listing or other requirements. We may pay our directors for all traveling, hotel and other expenses properly incurred by them in and about the discharge of their duties, including their expenses of traveling to and from board meetings, committee meetings, general meetings or separate meetings of the holders of any class of shares or our other securities, or otherwise. Subject to any guidelines and procedures established from time to time by our board of directors, we may also pay a director for all expenses incurred by them in obtaining professional advice in connection with our affairs or the discharge of their duties as a director.
Our board of directors may also, in accordance with the requirements set out in our articles of association, authorize any matter or situation proposed to them by any director, which would, if not authorized, involve a director breaching his or her duty to avoid conflicts of interests. A director seeking authorization in respect of such conflict shall declare to the other directors the nature and extent of their interest in a conflict as soon as is reasonably practicable. Any such authorization by the board of directors will be effective only if:
i.the proposal to be authorized is made by a director in writing and delivered to the other directors or made orally at a meeting of the board, in each case setting out particulars of the conflict;
ii.any requirements as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and
iii.the matter was agreed to without the conflicted director voting or would have been agreed to if the conflicted director’s vote had not been counted.
Liability of Directors and Officers
Subject to the provisions of English law and our articles of association, our relevant officers are entitled to be indemnified against all costs, charges, losses, expenses and liabilities incurred by them as a relevant officer in the actual or purported execution and/or discharge of their duties. Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions
KLARNA GROUP PLC228
Share issues in the context of an acquisition
Our articles of association provide our board of directors with the power to establish a rights plan and to grant rights to subscribe for our shares pursuant to a rights plan, including, without limitation, where, in the opinion of our directors, acting in good faith and on such grounds as our board of directors shall consider reasonable, in the context of an acquisition or potential acquisition of 15% or more of our issued voting shares, to do so would improve the likelihood that:
•an acquisition process is conducted in an orderly manner;
•all our shareholders are treated equally and fairly and in a similar manner;
•an optimum price is achieved for our ordinary shares;
•our success would be promoted for the benefit of our shareholders as a whole;
•our long-term interests and those of our employees, our shareholders and business would be safeguarded;
•we would not suffer serious economic harm; and/or
•the board of directors would have time to gather relevant information and pursue appropriate strategies.
Our articles of association further provide that our board of directors may, in accordance with the terms of a rights plan, determine to (i) allot shares pursuant to the exercise of rights or (ii) exchange rights for our shares, including (without limitation) where, in the opinion of our board of directors acting in good faith and on such grounds as it shall consider reasonable, in the context of an acquisition or potential acquisition of 15% or more of our issued voting shares, to do so would approve the likelihood that:
•the use of abusive tactics by any person in connection with such acquisition would be prevented;
•unequal treatment of shareholders would be prevented;
•an acquisition which would undervalue us would be prevented;
•harm to the prospects of our success for the benefit of our shareholders as a whole would be prevented;
•our long-term interests and those of our employees, our shareholders and our business would be safeguarded; and/or
•we would not suffer serious economic harm.
Under the Takeover Code, the board of directors of a public company incorporated under the laws of
England and Wales is constrained from implementing such defensive measures. However, as discussed above, these measures are included in our articles of association, the Takeover Code is not expected to apply to us and these measures are included commonly in the constitutive documents of U.S. companies.
These provisions will apply for so long as we are not subject to the Takeover Code.
Multi-class share capital structure
Since each holder of Class B shares and Class C shares is entitled to ten votes per share and each holder of ordinary shares is entitled to one vote per share, holders of our Class B shares and Class C shares may be able to significantly influence the outcome of matters requiring shareholder approval. In addition, our Class B shares will be redesignated into deferred shares in connection with certain events in accordance with our articles of association, including in connection with certain transfers of interests in
KLARNA GROUP PLC229
our ordinary shares. Redesignation of these Class B shares could result in the remaining holders of our
Class B shares and holders of our Class C shares being able to significantly influence the outcome of matters requiring shareholder approval. Our Class C shares can only be issued to Sebastian Siemiatkowski and certain of his affiliated and related parties, their respective nominees and a depositary service.
Classified board of directors
In accordance with the terms of our articles of association, our board of directors is divided into three classes (Class A, Class B and Class C), with members of each class serving staggered three-year terms.
Each class shall consist, as nearly as possible, of a number of directors equal to one-third of the total number of directors. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.
Other Relevant English Law Considerations
Takeover Code
Until 11.59 p.m. on February 2, 2027 (the “Transition Period”), the Takeover Code applies, among other things, to an offer for a public company during the Transition Period with a registered office in the U.K. (or the Channel Islands or the Isle of Man) which securities are not admitted to trading on a regulated market in the U.K. (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on
Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the
United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the U.K. by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.
During the Transition Period, if at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the U.K., we would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Given that our current intention is not to have central management and control situated within the U.K.
(or the Channel Islands or the Isle of Man), we do not currently expect that the Takeover Code will apply to an offer for Klarna. At the same time, under English law, and whether or not a company is subject to the
Takeover Code, an offeror for the company that has acquired (i) 90% in value of that company, and (ii) 90%
of the voting rights carried by the shares to which the offer relates may exercise statutory squeeze-out rights to compulsorily acquire the shares of the non-assenting minority, as further discussed below.
However, if an offer for the company is conducted by way of a scheme of arrangement, the threshold for the offeror obtaining 100% of its shares has two components: (i) the approval by a majority in number of each class of the company’s shareholders present and voting at the shareholder meeting; and (ii) the approval of the company’s shareholders representing 75% or more in value of each class of its shareholders present and voting at that meeting.
Mandatory Bid
Under the Takeover Code, where:
•any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which they are already interested, and in which persons acting in concert with them are interested) carry 30% or more of the voting rights of a company; or
KLARNA GROUP PLC230
•any person who, together with persons acting in concert with them, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with them, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the
holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable. The Takeover Panel should be consulted in advance in such cases.
An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with them during the twelve months prior to the announcement of the offer.
Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) cooperate to obtain or consolidate control of a company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.
Squeeze-out
Under sections 979 to 982 of the Companies Act, if an offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the ordinary shares of the company and 90% of the voting rights carried by the ordinary shares of the company, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (i) the period of three months beginning with the day after the last day on which the offer can be accepted; or (ii)
if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, the period of six months beginning with the date of the offer.
Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.
The company will hold the consideration on trust for the outstanding shareholders. The consideration offered to the ordinary shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.
A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled and bound to acquire shares or to specify terms of acquisition different from those in the offer by applying to court within six weeks of the date on which notice of the transfer was given.
Sell-out
Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of their right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer, a period of three months from the date of the notice.
KLARNA GROUP PLC231
If a shareholder exercises their rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.
Corporate Governance
Our articles of association allocate authority over the day-to-day management of us to our board of directors. Our board of directors may then delegate any of its powers, authorities and discretions (with power to subdelegate) to any committee, consisting of such person or persons (whether directors or not)
as it thinks fit, but regardless, our board of directors will remain responsible, as a matter of English law, for the proper management of our affairs. Committees may meet and adjourn as they determine proper.
Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.
Choice of Forum; Governing Law
The rights of holders of our shares will be governed by the laws of England and Wales.
Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act and the Exchange Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act and the Exchange Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S.
securities law for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares will be deemed to have notice of and consented to the provisions of our Articles of Association, including the exclusive forum provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.
Differences in Corporate Law
The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the
Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and
Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.
Under Delaware law, a corporation must have at
least one director and the number of directors
shall be fixed by or in the manner provided in the
bylaws, unless the certificate of incorporation
fixes the number of directors, in which case a
change in the number of directors may be made
only by amendment of the certificate of
incorporation.

KLARNA GROUP PLC232

Removal of Directors
Under the Companies Act, shareholders may
remove a director without cause by an ordinary
resolution (which is passed by a simple majority
of those voting in person or by proxy at a general
meeting) irrespective of any provisions of any
service contract the director has with the
company, provided 28 clear days’ notice of the
resolution has been given to the company and its
shareholders. On receipt of notice of an intended
resolution to remove a director, the company
must forthwith send a copy of the notice to the
director concerned. Certain other procedural
requirements under the Companies Act must
also be followed, such as allowing the director to
make representations against his or her removal
either at the meeting or in writing.

Under Delaware law, any director or the entire
board of directors may be removed, with or
without cause, by the holders of a majority of the
shares then entitled to vote at an election of
directors, except (i) unless the certificate of
incorporation provides otherwise, in the case of a
corporation whose board of directors is
classified, stockholders may effect such removal
only for cause or (ii) in the case of a corporation
having cumulative voting, if less than the entire
board of directors is to be removed, no director
may be removed without cause if the votes cast
against his or her removal would be sufficient to
elect him or her if then cumulatively voted at an
election of the entire board of directors, or, if
there are classes of directors, at an election of
the class of directors of which he or she is a part.

Vacancies on the Board of Directors
Under English law, the procedure by which
directors, other than a company’s initial
directors, are appointed is generally set out in a
company’s articles of association, provided that
where two or more persons are appointed as
directors of a public limited company by
resolution of the shareholders, resolutions
appointing each director must be voted on
individually.

Under Delaware law, vacancies and newly
created directorships may be filled by a majority
of the directors then in office (even though less
than a quorum) or by a sole remaining director
unless (i) otherwise provided in the certificate of
incorporation or bylaws of the corporation or (ii)
the certificate of incorporation directs that a
particular class of stock is to elect such director,
in which case a majority of the other directors
elected by such class, or a sole remaining
director elected by such class, will fill such
vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.
Under Delaware law, the annual meeting of
stockholders shall be held at such place, on such
date and at such time as may be designated from
time to time by the board of directors or as
provided in the certificate of incorporation or by
the bylaws.

General Meeting
Under the Companies Act, a general meeting of
the shareholders of a public limited company
may be called by the directors.
Shareholders holding at least 5% of the paid-up
capital of the company carrying voting rights at
general meetings (excluding any paid-up capital
held as treasury shares) can require the
directors to call a general meeting and, if the
directors fail to do so within a certain period, may
themselves convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
KLARNA GROUP PLC233

Notice of General Meetings
Subject to a company’s articles of association
providing for a longer period, under the
Companies Act, (i) at least 21 days’ notice must
be given for an annual general meeting and any
resolutions to be proposed at the meeting and (ii)
at least 14 days’ notice is required for any other
general meeting of a public limited company. In
addition, certain matters, such as the removal of
directors or auditors, require special notice,
which is 28 days’ notice. The shareholders of a
company may in all cases consent to a shorter
notice period, the proportion of shareholders’
consent required being 100% of those entitled to
attend and vote in the case of an annual general
meeting and, in the case of any other general
meeting, a majority in number of the members
having a right to attend and vote at the meeting,
being a majority who together hold not less than
95% in nominal value of the shares giving a right
to attend and vote at the meeting.

Under Delaware law, unless otherwise provided
in the certificate of incorporation or bylaws,
written notice of any meeting of the stockholders
must be given to each stockholder entitled to
vote at the meeting not less than 10 nor more
than 60 days before the date of the meeting and
shall specify the place, date and hour, the means
of remote communications by which
stockholders and proxy holders may be deemed
present and may vote at the meeting, the record
date for determining stockholders entitled to
vote at the meeting (if different than the record
date for determining stockholders entitled to
notice) and, if the meeting is a special meeting,
the purpose or purposes of the meeting.

Quorum
Subject to the provisions of a company’s articles
of association, the Companies Act provides that
two shareholders present at a meeting (in
person, by proxy or by authorized representative
under the Companies Act) shall constitute a
quorum for companies with more than one
member.

The certificate of incorporation or bylaws may
specify the number of shares, the holders of
which shall be present or represented by proxy
at any meeting in order to constitute a quorum,
but in no event shall a quorum consist of less
than one-third of the shares entitled to vote at
the meeting. In the absence of such specification
in the certificate of incorporation or bylaws, a
majority of the shares entitled to vote, present in
person or represented by proxy, shall constitute
a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of
stockholders, a stockholder may designate
another person to act for such stockholder by
proxy, but no such proxy shall be voted or acted
upon after three years from its date, unless the
proxy provides for a longer period. A director of a
Delaware corporation may not issue a proxy
representing the director’s voting rights as a
director.

Preemptive Rights
Under the Companies Act, “equity securities,”
being (i) shares in the company other than shares
that, with respect to dividends and capital, carry
a right to participate only up to a specified
amount in a distribution, referred to as “ordinary
shares,” or (ii) rights to subscribe for, or to
convert securities into, ordinary shares,
proposed to be allotted for cash must be offered
first to the existing holders of equity shares in
the company in proportion to the respective
nominal value of their holdings of ordinary
shares, unless an exception applies or a special
resolution to the contrary has been passed by
shareholders in a general meeting or the articles
of association provide otherwise in each case in
accordance with the provisions of the
Companies Act.

Under Delaware law, stockholders have no
preemptive rights to subscribe to additional
issues of stock or to any security convertible into
such stock unless, and except to the extent that,
such rights are expressly provided for in the
certificate of incorporation.

KLARNA GROUP PLC234

Liability of Directors and Officers
Under the Companies Act, any provision, whether
contained in a company’s articles of association
or any contract or otherwise, that purports to
exempt a director of a company, to any extent,
from any liability that would otherwise attach to
him or her in connection with any negligence,
default, breach of duty or breach of trust in
relation to the company, is void. Any provision by
which a company directly or indirectly provides
an indemnity, to any extent, for a director of the
company or of an associated company against
any liability attaching to him or her in connection
with any negligence, default, breach of duty or
breach of trust in relation to the company of
which he or she is a director is also void except
as permitted by the Companies Act, which
provides exceptions for the company to: (i)
purchase and maintain insurance against such
liability; (ii) provide a “qualifying third-party
indemnity,” or an indemnity against liability
incurred by the director to a person other than
the company or an associated company or
criminal proceedings in which he is convicted;
and (iii) provide a “qualifying pension scheme
indemnity,” or an indemnity against liability
incurred in connection with the company’s
activities as trustee of an occupational pension
plan.

Under Delaware law, a corporation’s certificate of
incorporation may include a provision eliminating
or limiting the personal liability of a director to
the corporation and its stockholders for damages
arising from a breach of fiduciary duty as a
director. However, no provision can limit the
liability of a director for:
•any breach of the director’s duty of loyalty to
the corporation or its stockholders;
•acts or omissions not in good faith or that
involve intentional misconduct or a knowing
violation of law;
• intentional or negligent payment of unlawful
dividends or stock purchases or redemptions; or
•any transaction from which the director derives
an improper personal benefit.

Voting Rights
Under English law, unless a poll is demanded by
the shareholders of a company or is required by
the chairman of the meeting or the company’s
articles of association, shareholders shall vote on
all resolutions on a show of hands. Under the
Companies Act, a poll may be demanded by: (i)
not fewer than five shareholders having the right
to vote on the resolution; (ii) any shareholder(s)
representing not less than 10% of the total voting
rights of all the shareholders having the right to
vote on the resolution (excluding any voting
rights attaching to treasury shares); or (iii) any
shareholder(s) holding shares in the company
conferring a right to vote on the resolution
(excluding any voting rights attaching to treasury
shares) being shares on which an aggregate sum
has been paid-up equal to not less than 10% of
the total sum paid-up on all the shares conferring
that right. A company’s articles of association
may provide more extensive rights for
shareholders to call a poll.
Under English law, an ordinary resolution is
passed on a show of hands if it is approved by a
simple majority (more than 50%) of the votes cast
by shareholders present (in person or by proxy)
and entitled to vote. If a poll is demanded, an
ordinary resolution is passed if it is approved by
holders representing a simple majority of the
total voting rights of shareholders present, in
person or by proxy, who, being entitled to vote,
vote on the resolution. Special resolutions
require the affirmative vote of not less than 75%
of the votes cast by shareholders present, in
person or by proxy, at the meeting.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
KLARNA GROUP PLC235

Shareholder Vote on Certain Transactions
The Companies Act provides for schemes of
arrangement, which are arrangements or
compromises between a company and any class
of shareholders or creditors and used in certain
types of reconstructions, amalgamations, capital
reorganizations or takeovers. These
arrangements require:
• the approval at a shareholders’ or creditors’
meeting convened by order of the court, of a
majority in number of shareholders or creditors
representing 75% in value of the capital held by,
or debt owed to, the class of shareholders or
creditors, respectively, present and voting, either
in person or by proxy; and
•the approval of the court.

Generally, under Delaware law, unless the
certificate of incorporation provides for the vote
of a larger portion of the stock, completion of a
merger, consolidation, sale, lease or exchange of
all or substantially all of a corporation’s assets or
dissolution requires:
•the approval of the board of directors; and
•the approval by the vote of the holders of a
majority of the outstanding stock or, if the
certificate of incorporation provides for more or
less than one vote per share, a majority of the
votes of the outstanding stock of the corporation
entitled to vote on the matter.

KLARNA GROUP PLC236

Standard of Conduct for Directors
Under English law, a director owes various
statutory and fiduciary duties to the company,
including:
• to act in the way he considers, in good faith,
would be most likely to promote the success of
the company for the benefit of its members as a
whole;
•to avoid a situation in which he has, or can have,
a direct or indirect interest that conflicts, or
possibly conflicts, with the interests of the
company;
• to act in accordance with the company’s
constitution and only exercise his or her powers
for the purposes for which they are conferred;
•to exercise independent judgment;
•to exercise reasonable care, skill and diligence;
•not to accept benefits from a third party
conferred by reason of his or her being a director
or doing, or not doing, anything as a director; and
•to declare any interest that he has, whether
directly or indirectly, in a proposed or existing
transaction or arrangement with the company.

Delaware law does not contain specific
provisions setting forth the standard of conduct
of a director. The scope of the fiduciary duties of
directors is generally determined by the courts of
the State of Delaware. In general, directors have
a duty to act without self-interest, on a well-
informed basis and in a manner they reasonably
believe to be in the best interests of the
stockholders.
Directors of a Delaware corporation owe
fiduciary duties of care and loyalty to the
corporation and to its stockholders. The duty of
care generally requires that a director acts in
good faith, with the care that an ordinarily
prudent person would exercise under similar
circumstances. Under this duty, a director must
inform himself of all material information
reasonably available regarding a significant
transaction. The duty of loyalty requires that a
director act in a manner he reasonably believes
to be in the best interests of the corporation.
They must not use their corporate position for
personal gain or advantage. In general, but
subject to certain exceptions, actions of a
director are presumed to have been made on an
informed basis, in good faith and in the honest
belief that the action taken was in the best
interests of the corporation. However, this
presumption may be rebutted by evidence of a
breach of one of the fiduciary duties. Delaware
courts have also imposed a heightened standard
of conduct upon directors of a Delaware
corporation who take any action designed to
defeat a threatened change in control of the
corporation.
In addition, under Delaware law, when the board
of directors of a Delaware corporation approves
the sale or breakup of a corporation, the board of
directors may, in certain circumstances, have a
duty to obtain the highest value reasonably
available to the shareholders.

Shareholder Litigation
Under English law, generally, the company, rather
than its shareholders, is the proper claimant in
an action in respect of a wrong done to the
company or where there is an irregularity in the
company’s internal management.
Notwithstanding this general position, the
Companies Act provides that (i) a court may allow
a shareholder to bring a derivative claim (that is,
an action in respect of and on behalf of the
company) in respect of a cause of action arising
from a director’s negligence, default, breach of
duty or breach of trust and (ii) a shareholder may
bring a claim for a court order where the
company’s affairs have been or are being
conducted in a manner that is unfairly prejudicial
to some or all of its shareholders.

Under Delaware law, a stockholder may initiate a
derivative action to enforce a right of a
corporation if the corporation fails to enforce the
right itself. The complaint must:
•state that the plaintiff was a stockholder at the
time of the transaction of which the plaintiff
complains or that the plaintiff’s shares thereafter
devolved on the plaintiff by operation of law; and
•allege with particularity the efforts made by the
plaintiff to obtain the action the plaintiff desires
from the directors and the reasons for the
plaintiff’s failure to obtain the action; or
•state the reasons for not making the effort.
Additionally, the plaintiff must remain a
stockholder through the duration of the
derivative suit. The action will not be dismissed
or compromised without the approval of the
Delaware Court of Chancery.

KLARNA GROUP PLC237
Legal Name; Formation
Our current legal and commercial name is Klarna Group plc, and we were incorporated under the laws of England and Wales as a public limited company on November 7, 2022 under number 14467769.
Stock Exchange Listing
Our ordinary shares are listed on the NYSE under the symbol “KLAR.”
C.Material contracts
Not applicable.
D.Exchange Controls
United Kingdom
Klarna Group plc is incorporated in England and Wales. There are currently no UK foreign exchange control restrictions or laws that would affect the remittance of dividends, interest, or other payments to holders of our ordinary shares who are non-residents of the United Kingdom. The UK does not currently restrict the export or import of capital, and there are no limitations under English law or in our Articles of
Association restricting the right of non-residents to hold or vote our ordinary shares, except as described under "Description of Share Capital and Articles of Association."
Following the United Kingdom's withdrawal from the European Union, UK sanctions and financial restrictions are administered by the Office of Financial Sanctions Implementation (OFSI) under HM
Treasury. These sanctions apply to designated persons and entities and could affect transfers of funds in certain circumstances. Holders of our ordinary shares who are or become designated persons under applicable UK sanctions regimes may be subject to restrictions on their ability to receive or transfer funds related to our securities.
E.Taxation
The material U.K. and U.S. federal income tax considerations relevant to holders of our ordinary shares are set forth in "Item 3. Key Information—Material U.K. Tax Considerations for U.K. Holders" and "Item 3. Key
Information—Material U.S. Federal Income Tax Considerations for U.S. Holders" of this Form 20-F.
F.Dividend and paying agents
Not applicable.
G.Statement by experts
Not applicable.
H.Documents on display
Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the
SEC. The information on that website is not part of this report.
We also make available on the Investors section of our website, free of charge, our annual reports on Form
20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.klarna.com. The information on that website is not part of this report.
KLARNA GROUP PLC238
We announce material financial information to our investors using our Investors website
(investors.klarna.com.), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website. Information contained on our website is not part of this annual report on Form 20-F or any other filings we make with the SEC.
I.Subsidiary information
For further information regarding the Company’s principal subsidiaries, see Exhibit  8.1*
J.Annual report to security holders
Not applicable.
KLARNA GROUP PLC239
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We are exposed to market risks in the ordinary course of our business, as described below.
Currency Risk
We are exposed to currency risks in light of our global operations.
The functional currency of Klarna Group plc is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located. Foreign currency risk primarily relates to the extent that sales, purchases and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated using the average exchange rate over the relevant period. We present our financial statements in U.S. dollars and record transactions in foreign currencies at the rate in effect on the transaction date and assets and liabilities denominated in foreign currencies that are outstanding at the end of a financial period are translated at the closing rate in effect on the applicable balance sheet date.
In 2023, we recognized a gain from exchange differences on translation of foreign operations of $58 million in other comprehensive losses. The gain primarily resulted from a $81 million gain from the translation of the financial results of our Swedish entities (primarily Klarna Holding and Klarna Bank, for which SEK is the functional currency) to USD, as the Swedish krona strengthened by 3.6% against the U.S.
dollar in 2023. This gain was partially offset by a $16 million loss from the translation of the financial results of our German operations, for which EUR is the functional currency, to USD.
In 2024, we recognized a loss from exchange differences on translation of foreign operations of $151 million in other comprehensive losses. The loss primarily resulted from an $215 million loss from the translation of the financial results of our Swedish entities (primarily Klarna Holding, Klarna Bank and our
PriceRunner entities, for which SEK is the functional currency) to USD, following a weakening of the
Swedish krona of 9.8% against the U.S. dollar in 2024. This loss was partially offset by a $42 million gain from the translation of the financial results of our German operations, for which EUR is the functional currency, to USD.
In 2025, we recognized a gain from exchange differences on translation of foreign operations of $369 million in other comprehensive losses. The gain primarily resulted from a $739 million gain on the translation of the financial results of our Swedish entities (primarily Klarna Holding, Klarna Bank and our
PriceRunner entities, for which SEK is the functional currency) to USD, as the Swedish krona weakened by
(19.6)% against the U.S in 2025. This gain was partially offset by a $(90) million loss from the translation of the financial results of our German operations, for which EUR is the functional currency, to USD.
We aim to minimize currency risks through offsetting currency transactions in order to minimize the impact that changes in currency rates may have on our earnings. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability.
The table below shows possible impacts of a hypothetical 10% strengthening in the exchange rate of significant currencies to which we have exposure relative to the value of the U.S. dollar on December 31,
2025 on our operating income (loss) in the consolidated financial statements for the year ended
KLARNA GROUP PLC240
December 31, 2025. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

(in $ million)	SEK	EUR	GBP
(Increase)/decrease in operating income (loss) ........................................	$(76)	$46	$2
Interest Rate Risk
Our cash as of December 31, 2025 was held primarily with the European Central Bank and the Swedish
Central Bank (Sw. Sveriges Riksbank) while our cash equivalents primarily consisted of treasury bills with maturities of less than three months and cash held in demand deposit accounts at these central banks.
Our cash and cash equivalents are held for liquidity and regulatory purposes. As of December 31, 2025, we had $543 million of cash equivalents invested in short-term highly liquid securities. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates given the short-term nature of these instruments.
At the same time, interest rates may adversely impact our consumers’ spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to higher payment obligations by consumers of our financing products to us, or to lenders under mortgage, credit card and other consumer and merchant loans, which may reduce our consumers’ ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs and allowances for loans and interest receivable, which could have an adverse effect on our operating results. In addition, higher interest rates may require us to offer higher interest rates on our consumer deposits or when raising additional funds. Also, certain of our funding arrangements bear a variable interest rate. See “—
Indebtedness” above. Dramatic increases in interest rates may make these forms of funding nonviable.
Additionally, certain of our loan sale agreements are repriced on a recurring basis using a mechanism tied to interest rates. We maintain an interest rate hedging program which eliminates some, but not all, of the interest rate risk.
As of December 31, 2025, a hypothetical 10% relative change in interest rates, after taking into account the effect of our hedging program currently in place, would not have a material impact on our interim condensed consolidated financial statements.
Equity Price Risk
On occasion, we make strategic equity investments in other companies to accelerate innovation and/
or expand and improve our network and offerings. We are therefore subject to equity risks related to the potential changes in the value of these investments, including potential losses following any decline in their fair market value.
As of December 31, 2025, a hypothetical 10% relative change in the valuation of our equity investments would not have a material impact on our interim condensed consolidated financial statements.
Other Risks
In addition to market risks, we are exposed to various risks in the ordinary course of our business. We categorize the key risks we are exposed to into several categories. These categories are subsequently further refined and managed within Klarna. These risk categories form the basis of how we identify, assess, manage and report against risk.
Credit risk
We define credit risk as the risk of loss due to a counterparty failing to meet its contractual obligations or concentrations of exposures. Extending credit is fundamental to our mission of providing consumers a
KLARNA GROUP PLC241
smooth payment experience and better financial management as well as supporting our merchants’
growth.
We aim to ensure that our consumer credit portfolio is resilient to volatile economic conditions by extending short duration financing solutions to our consumers and maintaining a low AOV. In the year ended December 31, 2025, our average balance per active Klarna consumer was $124 (Pay in Full: $0; Pay
Later: $120 Fair Financing:$ 393) and based on contractual repayment schedules, our weighted average life (WAL)  was approximately 39 days (27 days for Pay Later and 109 days for Fair Financing) . We also limit the concentration of non-performing loans and large single exposures in the consumer credit portfolio.
This, together with the dispersion of millions of active Klarna consumers across multiple countries and continents and the low average order value discussed above, keeps our consumer portfolio diversified. We also take precautions to ensure that approved consumers can meet their financial obligations to us.
Exposure and potential losses from merchants, card networks, PSPs, other participants in the payments ecosystem and our bank partners are managed by limiting single exposures based on the risk class of the counterparty as well as the aggregated exposure and concentration to different segments.
Exposures to partners are managed using mitigation tools to increase our collateral, such as payment delays, rolling reserves, insurances and withholding payments.
We enter into arrangements that provide credit protection for portions of our consumer receivables portfolio. These arrangements may reduce the regulatory capital Klarna Bank is required to maintain under applicable capital adequacy requirements and are fully funded with eligible collateral.
Liquidity risk
We define liquidity risk as the risk of being unable to meet financial obligations as they fall due or unable to fund operational needs without incurring unacceptable costs. We are dependent upon the effective management of liquidity risk to realize our long-term strategy. Failure to secure any necessary financing in a timely manner and on favorable terms could adversely affect our growth strategy as well as our ability to timely repay our existing commitments or to meet applicable capital adequacy requirements.
We are primarily exposed to liquidity risk due to the potential for unexpected increased demand for consumer credit. We may fail to maintain or obtain sufficient funding at a reasonable cost in a timely manner, if at all, to match the increased demand. Further, potential changes to capital adequacy requirements applicable to us may require us to obtain additional funding, which may not be available to us on favorable terms or at all.
We manage our liquidity risk exposure and sources of liquidity by actively managing and forecasting the size of our liquid asset portfolio and our funding needs to ensure that we are able to fund our operations, including to meet our financial obligations as they become due, and remain compliant with the applicable capital adequacy and liquidity requirements. We invest in financial instruments as part of our liquidity management process, primarily in sovereign and municipal government securities.
Operational risk
We define operational risk as the risk of inadequate or failed processes, personnel, products or third parties. Operational risk is a natural consequence of our business model and operations. The continued
delivery of our products, solutions and services to consumers relies on the resilience and stability in how our internal processes, personnel, products, solutions and services as well as relationships with third parties are managed.
We maintain an operational risk management framework outlined in our operational risk policy, which is supported and supplemented by more detailed risk-specific policies and procedures, including those governing our use and development of AI. For example, we incorporate human involvement in the training and monitoring of our AI tools and align our AI development policies and procedures with guidelines for secure development practices. On an annual basis, we identify business-critical products, solutions and
KLARNA GROUP PLC242
services and conduct a risk assessment process, including review of internal controls applicable to such products and services and identification of any needed mitigation actions. We also maintain business continuity plans to ensure uninterrupted operations of our network. Additionally, to sustain operational delivery, we maintain incident management processes to provide for a structured approach to continuous learning and improvement through analysis of past incidents.
We also operate a change management approval process (the new product approval (NPA) process)
designed to ensure a sound understanding of the business change and adequately identify any associated risks. All major identified changes undergo a risk assessment process designed to identify potential related risks and, where applicable, implement adequate controls and/or mitigation actions. Finally, we maintain an AML and CTF policy designed to address risks related with potential violations of applicable AML and
CTF laws and regulations through the use of our network.
ICT and security risk
We define ICT and security risk as the risk of failures or breaches of our information or communication systems or physical facilities. Such failures could stem from internal software errors or bugs, security vulnerabilities, defects or errors from open source software, use and development of AI, natural catastrophes, conversion errors due to system upgrades, data breaches or other cybersecurity incidents, other security incidents, loss or corruption of data, hardware malfunctions or external threats, including sophisticated cyberattacks aimed at disrupting our operations or cybersecurity. We utilize many automated and standardized security measures in a layered approach designed to protect our systems.
We maintain a detailed ICT management framework designed to manage ICT and security risks. This includes regular IT security/vulnerability assessments and testing, ongoing system monitoring, software change management controls, strict access management controls and regular ICT and employee training, including security awareness training and exercises. Key ICT and security risk controls are tested and measured at least annually through an independent assurance reporting audit. We have also implemented policies, technical controls and training measures designed to safeguard customer data in AI operations.
For example, we have in place AI model-building controls, a company-wide policy that defines safeguards to limit customer data use, agreements with third-party AI providers prohibiting customer data from being used for model training and AI tool reviews before onboarding. We also adopted an AI ethics and governance policy, which establishes the ethical and legal framework for developing, deploying and using
AI systems in our operations.
Business risk
We define business risk as the risk to the delivery of Klarna’s business objectives, its long-term valuation and overall viability, including the risks from sustainability factors. Our strategy is executed through our business plan, which establishes an informed decision-making process for assessing business risks. The business plan defines our objectives and the steps needed to achieve those objectives. It is designed to be resilient to changes in external economic and competitive conditions. Our goal is to maintain a sustainable long-term strategy and business model and therefore expect to be able to realize our business plan with limited variations and adjustments.
As a part of the business planning cycle, we comprehensively assess risks to our business plan and consider the impact of competitors and market conditions to test the business plan’s feasibility under different scenarios. The progress and status of our business plan is reviewed monthly by our management based on updates to our key financial and operational metrics, including current risk profile vis-à-vis our risk appetite. Where appropriate or required, we adjust our operations and business decisions to remain on track to execute on our business plan. To deliver on our sustainable, global growth strategy in an efficient way, we prioritize lower-risk products that we can quickly test, iterate and then scale on our platform. Launches of new products or markets go through a structured assessment and decision-making process to ensure applicable risks have been properly identified and addressed.
KLARNA GROUP PLC243
Sustainability risks are in turn identified through a periodic double-materiality assessment designed to identify the key sustainability-related themes that could impact our operations. Detailed action plans are developed to further manage specific risks.
KLARNA GROUP PLC244
Item 12. Description of Securities Other than Equity Securities
None.
KLARNA GROUP PLC245
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
KLARNA GROUP PLC246
Item 14. Material Modifications to the Rights of Security Holders and Use of
Proceeds
Material Modifications to the Rights of Security Holders
There were no material modifications to the rights of holders of our registered securities during the fiscal year ended December 31, 2025.
Use of Proceeds
On September 9, 2025, our registration statement on Form F-1 (File No. 333-285826) relating to our initial public offering was declared effective by the SEC, pursuant to which we offered and sold a total of
39,457,965 ordinary shares (including exercise of the underwriters’ over-allotment option to purchase additional shares) at a public offering price of $40 per share. Goldman Sachs & Co. LLC, J.P. Morgan and
Morgan Stanley acted as joint book-running managers for the offering. BofA Securities, Citigroup, Deutsche
Bank Securities, Societe Generale and UBS Investment Bank acted as bookrunners for the offering. BNP
Paribas, Keefe, Bruyette & Woods, A Stifel Company, Nordea, Rothschild & Co, Wedbush Securities and
Wolfe | Nomura Alliance acted as co-managers for the offering. The offering began on September 2, 2025 and was completed on September 11, 2025. The Company raised net proceeds of $169 million through the
IPO, net of underwriting discounts and other offering costs of $22.41 million. Directly attributable transaction costs related to the issuance of new ordinary shares of $8.5 million were deducted from the proceeds of the offering.
The net proceeds received from our initial public offering have been applied toward general corporate purposes, including working capital, operating expenses, and capital expenditures.
Selling shareholders also sold ordinary shares in the offering, and we did not receive any proceeds from such sales.
KLARNA GROUP PLC247
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the
Exchange Act, which are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (“SEC”).
These controls include processes designed to accumulate and communicate the required information to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.
In connection with the preparation of our consolidated financial statements under International
Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”),
our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has
conducted an evaluation of the effectiveness of our disclosure controls and procedures as of
December 31, 2025 and concluded that they were effective.
B. Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief
Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.
In connection with the preparation of our consolidated financial statements, we previously identified a material weakness in our internal control over financial reporting related to our IT general controls for information systems that are relevant to the preparation of our consolidated financial statements, related to (i) user access controls, including management of privileged access, (ii) change management with respect to monitoring segregation of duties, and (iii) IT operations controls with respect to certain third-
party service providers. We implemented remediation measures to address the material weakness which we have concluded is remediated as of December 31, 2025. This included; strengthening user access controls, including utilizing central access management tools, enhancing change management controls and establishing a standardized framework for the review and assessment of third-party IT service provider controls.
Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the
Sarbanes-Oxley Act because no such evaluation has been required. Such evaluation will commence with our second annual report on Form 20-F.
C. Management's Annual Report on Internal Control Over Financial Reporting
As this is our first annual report on Form 20-F, we are not yet required to provide management's annual report on internal control over financial reporting pursuant to SEC rules and regulations.
D. Changes in Internal Control Over Financial Reporting
Other than the remediation measures described above, there were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We remain committed to implementing and operating effective controls and procedures to support our financial reporting objectives and ensure compliance with applicable SEC requirements.
KLARNA GROUP PLC248
Item 16. [Reserved]
Item 16A. Audit committee financial expert
Our board of directors has determined that Sarah Smith is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K.
Item 16B. Code of Ethics
We have adopted a Code of Business Conduct and Ethics (“the Code”) that applies to all contributors of the Company, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code is intended to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, compliance with applicable laws and regulations, the integrity of financial reporting and accounting practices, and the timely and accurate disclosure of information in reports and documents filed with or submitted to the
Securities and Exchange Commission.
The Code also provides mechanisms for reporting and escalating concerns and includes protections against retaliation for individuals who raise ethics or compliance issues in good faith.
The Code of Business Conduct and Ethics is publicly available on our website.
Item 16C. Principal Accountant Fees and Services
Ernst & Young AB have acted as our principal accountants for the years ended December 31, 2025 and
2024, respectively. The following table summarizes the charge for professional fees rendered in those periods:

Amounts in USD millions	2025	2024
Audit fee	7.6	9.1
Audit related fee	2.4	0.7
Tax fee	—	—
All other fees	—	—
Total	$10.0	$9.8
“Audit fees” are the aggregate fees earned by the Ernst & Young entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
“Audit-related fees” are fees charged by the Ernst & Young entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.
“Tax Fees” include fees billed for tax compliance. “All other fees” are the fees for products and services other than those in the above three categories.
All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-
KLARNA GROUP PLC249
approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2025 and 2024 were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
The Company does not rely on any exemptions from the audit committee requirements applicable under the listing standards of the New York Stock Exchange.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not repurchase any of our equity securities during 2025.
Item 16F. Change in Registrant's Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Foreign Private Issuer Status; Overview of Governance Framework
We are a public limited company incorporated in England and Wales. Our ordinary shares are listed on the New York Stock Exchange (“NYSE”). We are a “foreign private issuer” as defined under the U.S.
Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are permitted under
NYSE rules to follow certain English home-country corporate governance practices in lieu of certain corporate governance requirements applicable to U.S. domestic issuers listed on the NYSE, subject to applicable mandatory requirements.
As an NYSE-listed foreign private issuer, we are required, among other things, to maintain an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, as reflected in Section
303A.06 of the NYSE Listed Company Manual, and to disclose in this report on Form 20-F any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers under NYSE corporate governance standards, as required by Section 303A.11 of the NYSE Listed Company
Manual.
Our corporate governance framework is informed by English law, including the Companies Act 2006 and applicable common law principles, and by our constitutional and governance documents. These include our articles of association, our Board Charter, the charters or terms of reference of the Audit
Committee and the combined Remuneration and Nomination Committee, and our Corporate Governance
Guidelines, together with Klarna Group governance frameworks. Collectively, these documents set out the roles, responsibilities and authorities of the Board of Directors, its committees and management, and provide the framework for oversight of the Company’s business, risk management and internal governance and control.
In addition, we have adopted a Code of Business Conduct and Ethics, approved by the Board of
Directors, which applies to all contributors, including directors and executive officers. The Code is intended to promote lawful and ethical conduct, integrity and accountability, and includes standards relating to compliance with applicable laws and internal rules, as well as mechanisms for reporting and escalating concerns.
KLARNA GROUP PLC250
Although the Company is not subject to the UK Corporate Governance Code, we are committed to maintaining high standards of corporate governance appropriate to the Company’s scale, complexity and regulatory profile, taking into account our status as a foreign private issuer listed on the NYSE.
Composition of the Board
The Board of Directors is responsible for the overall management and strategic direction of the
Company and for oversight of risk management and internal controls, including financial, operational, reporting and compliance controls.
The Board is composed of ten directors. As a foreign private issuer, the Company is not required under the listing requirements and rules of the New York Stock Exchange (“NYSE”) to have a board composed of a majority of independent directors. The Board has determined, however, that eight of its ten directors are independent within the meaning of Section 303A.02 of the NYSE Listed Company Manual, as they do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Board Committees; Independence; Charters
The Board has established (i) an Audit Committee and (ii) a combined Remuneration and Nomination
Committee (the “Remuneration and Nomination Committee”). Each committee operates pursuant to a written charter approved under authority delegated by the Board, and the Board retains ultimate oversight of the committees’ mandates and responsibilities.
Audit Committee
The Audit Committee assists the Board in overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s consolidated financial statements. In addition, the
Audit Committee is directly responsible for the compensation, retention and oversight of the work of the
Company’s independent registered public accounting firm, which is elected by the Company’s shareholders.
The Audit Committee is composed solely of independent directors. As of the date of this report, the members of the Audit Committee are Sarah Smith (Chair), Omid R. Kordestani and Roger W. Ferguson, Jr.
The Board has determined that each member of the Audit Committee satisfies the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange
Act”), and the applicable listing standards of the New York Stock Exchange (“NYSE”), as well as the financial literacy requirements.
The Board has also determined that Sarah Smith qualifies as an “audit committee financial expert”
within the meaning of Item 407(d) of Regulation S-K.
As a newly listed company, the Company was required to have an audit committee composed entirely of independent directors no later than one year following the effective date of its registration statement, and the Company is in compliance with these requirements.
Remuneration and Nomination Committee
The Remuneration and Nomination Committee supports the Board in establishing and reviewing the
Company’s remuneration and benefits strategy and guidelines, including by preparing proposals to the annual general meeting of shareholders regarding the compensation of the members of the Board and the
Company’s executive officers. The committee may also submit proposals to the Board on other remuneration-related matters.
____________
1 UK equivalent to a Compensation Committee
KLARNA GROUP PLC251
In addition, the Remuneration and Nomination Committee supports the Board in connection with Board and committee composition, director nominations, succession planning, performance evaluation, and the review and amendment, as appropriate, of the Company’s corporate governance framework and guidelines.
The Remuneration and Nomination Committee is composed solely of non-executive directors. As of the date of this report, the members of the Remuneration and Nomination Committee are Omid R.
Kordestani (Chair), Andrew Reed, Michael J. Moritz and Sarah Smith. The Board has determined that the members of the Remuneration and Nomination Committee meet the independence requirements of the
NYSE listing standards applicable to U.S. domestic issuers and qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act.
Code of Business Conduct and Ethics
The Company has adopted a Code of Business Conduct and Ethics (the “Code”), which applies to all contributors, including directors and executive officers. The Code is intended to promote lawful and ethical conduct, integrity and accountability, and sets out standards of ethical behavior and compliance with applicable laws and internal rules. The Code also provides mechanisms for reporting and escalating concerns and includes protections against retaliation for individuals who raise ethics or compliance issues in good faith.
Corporate Governance Guidelines
The Company has adopted Corporate Governance Guidelines that apply on a global basis and are approved on behalf of the Board and reviewed at least annually. The Guidelines set out principles relating to the composition, independence, and responsibilities of the Board, the structure and role of Board committees, director qualifications and evaluations, and the Company’s framework for internal governance and control. The Guidelines are intended to support effective Board oversight and align Klarna’s governance practices with applicable regulatory requirements, including relevant New York Stock
Exchange standards, while reflecting the Company’s status as a foreign private issuer incorporated in
England and Wales.
Differences from NYSE Corporate Governance Standards
As a foreign private issuer, the Company is permitted to follow certain English home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. domestic issuers. In particular, the Company follows English law with respect to shareholder approval of equity issuances and quorum requirements for shareholder meetings, and is not subject to the NYSE requirement for regularly scheduled executive sessions of independent directors. In addition, the Company’s directors and executive officers are not subject to the reporting and short-swing profit provisions of Section 16 of the
Exchange Act.
The following table summarizes the significant differences (if any) between the corporate governance practices followed by the Company and the corporate governance standards applicable to U.S. domestic issuers listed on the NYSE. This disclosure is not intended to suggest that the corporate governance practices of any particular jurisdiction are better or more effective than those of another jurisdiction.
____________
1 Under English law, the issuance of shares is governed by the Companies Act 2006 and English Common Law and Equity
KLARNA GROUP PLC252
Summary of Significant Differences Between NYSE Domestic Standards and Klarna Practices

NYSE Domestic Issuer Standard (Selected)	Klarna Group plc Practice / Home-Country Practice
Compensation Committee (NYSE 303A.05)
The Company has a combined Remuneration and Nomination Committee governed by a written charter and composed entirely of independent directors.
The committee discharges responsibilities typically allocated to separate NYSE domestic issuer compensation and nominating/corporate governance committees, including executive remuneration policy and determinations and
Board/committee composition, nomination and succession planning.

Nominating/Corporate Governance Committee (NYSE 303A.04)
The Company addresses nomination and governance matters through the combined Remuneration and Nomination Committee (rather than a separate committee). The committee is composed entirely of independent directors and operates under a written charter.

Shareholder Approval of Equity Compensation plans (NYSE Listed Company Manual §303A.08)
Under NYSE rules applicable to U.S. domestic issuers, shareholder approval is generally required for equity compensation plans and material amendments thereto. Under English law and the Company’s articles of association, shareholder approval of equity compensation plans or grants thereunder is not required in all circumstances, provided that shareholders have approved sufficient authority to allot shares and to disapply pre-emption rights. While shareholders may be required to vote on the Company’s remuneration policy and remuneration report in accordance with English law, such votes do not constitute plan-specific shareholder approval of equity compensation arrangements. Klarna follows its English home-country practice in this regard.

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Klarna is committed to complying with all applicable securities laws and regulations relating to the protection of material non-public information. Klarna has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities. The Insider Trading Policy prohibits directors, officers, employees and other covered persons from purchasing or selling Klarna securities, or the securities of any other company, while in possession of material non-public information.
The policy also prohibits the unauthorized disclosure or “tipping” of material non-public information to any third party.
A copy of the Insiders Insider Trading Policy is filed as an exhibit to this Annual Report on Form 20-F.
Item 16K. Cybersecurity
At Klarna, cybersecurity risk management is an integral part of our risk management framework. Our cybersecurity risk management program is based on industry best practices and provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of
KLARNA GROUP PLC253
services provided by third-party service providers, and facilitate coordination across different departments . This framework includes assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-
party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system
enhancements.Our cybersecurity risk management program includes processes designed to identify and mitigate digital‑asset‑specific risks, such as private‑key management, third‑party custody and service provider dependencies.  In addition, all employees are required to complete mandatory training on our cybersecurity framework
Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee (AuditCo) of the board of directors. The
AuditCo is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.  The AuditCo also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to monitor such potential cybersecurity risk, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs operate under the direction of our Chief Information
Security Officer, or CISO who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers .
Management, including the CISO, our cybersecurity team and our second line risk function, regularly update the AuditCo on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies].
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors ” in this report.
KLARNA GROUP PLC254
Part III
Item 17. Financial Statements
See “Item 18. Financial Statements”
KLARNA GROUP PLC255
Item 18. Financial Statements
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.
Item 19. Exhibits
(1)Exhibits.
The following documents are filed as part of this registration statement:

Exhibit No.	Description	Schedule/ Form	File Number	Exhibit	File Date
2.1**	Description of Securities
3.1*	Articles of Association
4.1*	Form of Ordinary Share Certificate	Form F-1/ A	333-285826	4.1	September 2, 2025
4.2*	Terms and Conditions of Senior Unsecured Notes due 2026, issued by Klarna Bank AB on March 21, 2024, Senior Unsecured Notes due 2026, issued by Klarna Bank AB on June 24, 2024, and Senior Unsecured Notes due 2027, issued by Klarna Bank AB on June 24, 2024	Form F-1/ A	333-285826	4.2	September 2, 2025
4.3*	Final Terms of Senior Unsecured Notes due 2026, issued by Klarna Bank AB on March 21, 2024	Form F-1/ A	333-285826	4.3	September 2, 2025
4.4*	Final Terms of Senior Unsecured Notes due 2026, issued by Klarna Bank AB on June 24, 2024	Form F-1/ A	333-285826	4.4	September 2, 2025
4.5*	Final Terms of Senior Unsecured Notes due 2027, issued by Klarna Bank AB on June 24, 2024	Form F-1/ A	333-285826	4.5	September 2, 2025
4.6*	Terms and Conditions of Tier 2 Subordinated Notes due 2033, issued by Klarna Holding AB on May 16, 2023	Form F-1/ A	333-285826	4.6	September 2, 2025
4.7*	Terms and Conditions of Tier 2 Subordinated Notes due 2033, issued by Klarna Holding AB on August 16, 2023	Form F-1/ A	333-285826	4.7	September 2, 2025
4.8*	Terms and Conditions of Tier 2 Subordinated Notes due 2034, issued by Klarna Holding AB on April 19, 2024	Form F-1/ A	333-285826	4.8	September 2, 2025
4.9*	Pricing Supplement of Tier 2 Subordinated Notes due 2034, issued by Klarna Holding AB on April 19, 2024	Form F-1/ A	333-285826	4.9	September 2, 2025
4.10*	Terms and Conditions of perpetual Additional Tier 1 Capital Notes, issued by Klarna Bank AB on March 25, 2022, as amended and restated on April 4, 2024	Form F-1/ A	333-285826	4.10	September 2, 2025
4.11*	Terms and Conditions of perpetual Additional Tier 1 Capital Notes, issued by Klarna Holding AB on February 1, 2024	Form F-1/ A	333-285826	4.11	September 2, 2025
4.12*	Final Terms of Senior Preferred Floating Rate Notes due 2027, issued by Klarna Bank AB on June 11, 2025	Form F-1/ A	333-285826	4.12	September 2, 2025
4.13*	Final Terms of Senior Preferred Floating Rate Notes due 2028, issued by Klarna Bank AB on June 11, 2025	Form F-1/ A	333-285826	4.13	September 2, 2025
8.1*	List of Subsidiaries of the registrant
10.1+*	Form of Option Agreement between Klarna Group plc and certain executive officers	Form F-1/ A	333-285826	10.1	September 2, 2025
10.2+*	Form of Warrant Agreement (Series L[x]) between Klarna Bank AB and certain executive officers	Form F-1/ A	333-285826	10.2	September 2, 2025
10.3+*	Form of Terms and Conditions for Warrants	Form F-1/ A	333-285826	10.3	September 2, 2025
10.4+*	Form of Fixed Equity Option Agreement between Klarna Group plc and certain executive officers	Form F-1/ A	333-285826	10.4	September 2, 2025
10.5+*	Omnibus Equity Incentive Plan	Form F-1/ A	333-285826	10.5	September 2, 2025
10.6†**	Registration Rights Agreement
10.7*	Form of Indemnification Agreement	Form F-1/ A	333-285826	10.7	September 2, 2025
10.8+*	Klarna RSU Plan Rules	Form F-1/ A	333-285826	10.8	September 2, 2025
KLARNA GROUP PLC256

10.9+*	Form of Option Agreement between Klarna Group plc and Sebastian Siemiatkowski with respect to C Shares	Form F-1/ A	333-285826	10.9	September 2, 2025
10.10+*	Form of Fixed Equity Option Agreement between Klarna Group plc and Sebastian Siemiatkowski with respect to C Shares	Form F-1/ A	333-285826	10.10	September 2, 2025
11.1**	Insider Trading Policy
12.1**	Certification of Sebastian Siemiatkowski, Chief Executive Officer of Klarna Group plc, pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2**	Certification of Niclas Neglén, Chief Financial Officer of Klarna Group plc, pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.3**
Certification of Sebastian Siemiatkowski, Chief Executive Officer
of Klarna Group plc, pursuant to pursuant to Section 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

12.4**
Certification of Niclas Neglén, Chief Financial Officer of Klarna
Group plc, pursuant to pursuant to Section 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002

23.1**	Consent of Ernst & Young AB
97.1**	Compensation Recoupment Policy
____________
* Incorporated by reference.
** Filed herewith.
+ Indicates management contract or compensatory plan or arrangement.
† Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.
(2)Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
KLARNA GROUP PLC257
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

KLARNA GROUP PLC

Date: February 26, 2026	By:	/s/ Sebastian Siemiatkowski
Name: Sebastian Siemiatkowski
Title: Chief Executive Officer

Date: February 26, 2026	By:	/s/ Niclas Neglén
Name: Niclas Neglén
Title: Chief Financial Officer
KLARNA GROUP PLC258
GLOSSARY OF TERMS
The following are abbreviations, acronyms and definitions of certain terms used in this report:
“Active Klarna consumers” means consumers who have made a purchase or a payment using a Klarna-
branded product or logged into the Klarna app within the past 12 months, calculated as of the end of that
12-month period. This metric represents the number of our consumers who engaged in a revenue-
generating activity in a relevant period, either by making a purchase or a payment using Klarna (therefore generating merchant and/or interest revenue) or logging into the Klarna app (therefore generating advertising revenue).
"Adjusted operating result" means our operating income (loss) for a period, adjusted to exclude the effects of items that we believe are not reflective of our underlying operating performance, including share-based compensation charges, depreciation and amortization of acquired intangible assets and certain other non-recurring items. We present adjusted operating result as a supplemental measure because we believe it provides useful information to investors regarding our financial performance.
Adjusted operating result is not a measure defined by IFRS and should not be considered in isolation or as a substitute for our operating income (loss) presented in accordance with IFRS.
“AI” means artificial intelligence. This term encompasses various technologies that enable computers and machines to simulate human learning, comprehension, problem-solving, decision-making, creativity and autonomy. As such, “AI” includes, but is not limited to, generative AI (which refers to AI technologies capable of generating text, images, videos or other data using generative models, including in response to prompts) and machine learning (“ML”) (which refers to AI technologies using algorithms and statistical models to analyze and draw inferences from patterns in data without following explicit instructions).
“AOV” means average order value, measured by dividing our GMV for a period by the number of transactions conducted on our network in that period.
“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors and service providers) to facilitate the money transfer process.
“ARPAC” means average revenue per active consumer, measured as our total revenue for the trailing twelve months, divided by the number of active Klarna consumers over that period.
“Average balance per active Klarna consumer” means our total loan receivables outstanding at the end of a period, divided by the number of active Klarna consumers for that period.
“Average revenue per employee” means our total revenue from the trailing twelve months (adjusted for the sale of KCO), divided by the period end number of our employees.
"BNPL" means buy now, pay later, a form of short-term consumer financing that allows consumers to make purchases and pay for them over time, typically in installments, often without interest if repaid within a specified period. BNPL products are a core component of our consumer offering.
“CAGR” means the compound annual growth rate, measured as the annualized average rate of the growth between given dates, assuming growth takes place at an exponentially compounded rate.
"CET1" means common equity tier 1, a measure of a bank's core capital under the Basel III regulatory framework. CET1 capital consists primarily of ordinary shares, retained earnings and other comprehensive income. The CET1 ratio is calculated by dividing CET1 capital by total risk-weighted assets and is a key indicator of a bank's financial strength and ability to absorb losses.
“CFPB” means the Consumer Financial Protection Bureau.
KLARNA GROUP PLC259
"Cohort" means a group of consumer loans originated within the same defined time period, typically a calendar quarter. Cohort-based analysis is used to track the credit performance and loss development of loans sharing a common origination period over time.
"Conversion rate" means the percentage of consumer sessions or checkout initiations on a merchant's platform that result in a completed purchase. We present conversion rate as an indicator of the effectiveness of our checkout and payment solutions in reducing friction for consumers and merchants.
“Companies Act” means the U.K. Companies Act 2006.
“Customers” means consumers and merchants using our network.
“DKK” means the Danish kroner, the official currency of Denmark, Greenland and the Faroe Islands.
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
"DPD" means days past due, a measure of the number of calendar days that have elapsed since a scheduled payment on a consumer loan became overdue. We use DPD thresholds (such as 30+ DPD and
60+ DPD) as indicators of delinquency and credit quality within our loan receivables portfolio.
“DTC” means The Depository Trust Company.
“EEA” means the European Economic Area.
“EU” means the European Union.
“EU GDPR” means the EU General Data Protection Regulation (EU) 2016/679.
“EUR” or “€” means the euro, the official currency of the European Union.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“GBP” means the British pound, the official currency of The United Kingdom of Great Britain and
Northern Ireland.
“GMV” means gross merchandise volume, measured for a period as the total monetary value of all completed purchases on our network in that period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes).
“HMRC” means HM Revenue & Customs, the U.K. tax authority.
“IASB” means the International Accounting Standards Board.
“IFRS” means the International Financial Reporting Standards.
"Interchange" means the fee paid by a merchant's bank (the acquiring bank) to a consumer's bank (the issuing bank) each time a card-based payment transaction is processed. Where we act as or partner with an issuing bank, interchange revenue represents a component of our merchant revenue.
“IT” means information technology.
“KCO” means Klarna Checkout, our online checkout solution, which was sold by us effective October 1,
2024.
“KFSUK” means Klarna Financial Services UK Limited, our U.K. subsidiary.
“Klarna Bank” means Klarna Bank AB (publ), our banking subsidiary.
KLARNA GROUP PLC260
“Klarna Holding” means Klarna Holding AB (publ), our indirect subsidiary and former parent entity.
“Larkan” means Larkan AB (publ), our indirect subsidiary through which we historically granted RSUs.
“LCR” means liquidity coverage ratio. The LCR has been developed by the Basel Committee on
Banking Supervision (the “Basel Committee”) to promote the short-term resilience of the liquidity risk profile of banks by ensuring that they have sufficient high-quality liquid assets (“HQLA”), i.e., assets that can be converted easily and immediately in private markets into cash, to survive a significant stress scenario lasting 30 calendar days. This ratio should be equal to at least 100% on an ongoing basis. LCR is calculated by dividing HQLA by projected net cash outflows during a 30-day stressed period.
“Merchants” means the businesses that offer their goods and services to consumers on our network.
The number of merchants presented in this report refers to the number of unique combinations of brands
(e.g., H&M) available on our network and the markets where such brands are available (e.g., Sweden).
“MoR” means merchant of record.
“Net Dollar Revenue Retention Rate” measures our revenue retained from merchants over a given period. We calculate Net Dollar Revenue Retention Rate for a given period (the “current period”) by dividing our revenue in that period by our revenue in the immediately preceding period of the same length (the
“prior period”), in each case, from merchants that processed transactions on our network in the prior period. Our Net Dollar Revenue Retention Rate therefore includes the effect on revenue of any merchant renewals, expansion, contraction and churn but excludes the effect of revenue from merchants that contributed to our revenue in the current period but not in the prior period. A Net Dollar Revenue
Retention Rate greater than 100% for a given period implies overall growth in revenue from merchants that were already processing transactions on our network in the prior period.
“NSFR” means net stable funding ratio. The NSFR has been developed by the Basel Committee and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-
balance sheet activities. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. This ratio should be equal to at least 100% on an ongoing basis.
“Available stable funding” is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR, which extends to one year. The amount of required stable funding corresponds to the funding required to meet applicable regulatory liquidity requirements, mainly the LCR.
“NOK” means the Norwegian kroner, the official currency of the Kingdom of Norway.
“NPS” means the net promoter score. NPS is a metric used to measure customer satisfaction, loyalty and enthusiasm. NPS is reported as a number between negative 100 and positive 100. For more information about the method that we used to calculate our NPS, see the section titled “About this report—
Market and Industry Data” elsewhere in this report.
“OCC” means the Office of the Comptroller of the Currency.
"Open banking" means a framework under which banks and other financial institutions are required or permitted to share consumer financial data with authorized third parties, including payment service providers, through standardized APIs, subject to consumer consent. We utilize open banking data as one input in our credit underwriting process.
"Origination" means the process by which we extend credit to a consumer in connection with a purchase transaction on our network. Origination volume refers to the aggregate principal amount of consumer loans extended during a given period.
“PSP” means payment service provider.
“Raisin” means Raisin GmbH, a savings platform through which we collect deposits in certain jurisdictions.
KLARNA GROUP PLC261
“ROI” means return on investment.
“RSUs” means restricted share units.
“SDRT” means the U.K. stamp duty reserve tax.
“SEC” means the U.S. Securities and Exchange Commission.
“SEK” means the Swedish krona, the official currency of the Kingdom of Sweden.
“SFSA” means the Swedish Financial Supervisory Authority (Finansinspektionen).
“SKU” means a stock-keeping unit.
“S&P” means S&P Global Ratings.
“Takeover Code” means the City Code on Takeovers and Mergers.
"Take rate" means our total revenue for a period expressed as a percentage of our GMV for that same period. Take rate is used to measure the revenue we generate per unit of transaction volume processed on our network.
“U.K.” or the “United Kingdom” means The United Kingdom of Great Britain and Northern Ireland.
“U.K. GDPR” means, collectively, the U.K. Data Protection Act 2018 and the EU GDPR, as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union
Withdrawal Act 2018.
“U.S.” or the “United States” means the United States of America.
“U.S. dollar,” “U.S. dollars” or “$” means the U.S. dollar, the official currency of the United States of
America.
“U.S. GAAP” means the generally accepted accounting principles in the United States of America.
“xIBOR” means the interbank money market rate.
KLARNA GROUP PLCF-1
KLARNA GROUP PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (Firm ID - 1433) ...................................	F-2
Consolidated Statements of Profit or Loss for the Years Ended December 31, 2025, 2024
and 2023 .........................................................................................................................................................
F-4
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2025,
2024 and 2023 ...............................................................................................................................................
F-5
Consolidated Balance Sheets for the Years Ended December 31, 2025 and 2024 ......................	F-6
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2025,
2024 and 2023 ...............................................................................................................................................
F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and
2023 .................................................................................................................................................................
F-8
Notes to consolidated financial statements ...........................................................................................	F-9
KLARNA GROUP PLCF-2
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Klarna Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Klarna Group plc (“the Company”)
as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31,
2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting
Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)
and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
KLARNA GROUP PLCF-3
Allowance for expected credit losses for consumer receivables

Description of the Matter .................
As described in Notes 2 and 6 to the consolidated financial statements, the
Company recorded consumer receivables of $10,459 million net of allowances for expected credit losses of $492 million. Allowances for expected credit losses
(“ECL”) are based on the individual loan’s estimated repayment performance and the evaluation of accumulated credit risk by product, geography, and days past due. The probability of default, magnitude of estimated loss, and expected changes in exposure are derived from historical internal and external data.
Auditing the Company’s allowance for ECL was complex due to the estimation uncertainty in loan repayment performance, accumulated credit risk assumptions, the highly automated nature of the Company’s consumer receivable process, and the complexity of the models and assumptions used to calculate ECL.

How We Addressed the Matter in Our Audit ..............................................
To test the Company’s allowance for ECL our audit procedures included, among others, testing inputs and assumptions noted above used in management’s model calculations including but not limited to, days past due, historical loan repayment performance and probability of default.  With the support of our internal specialists, we performed procedures on certain models used to determine the allowance for ECL, including, new model implementation testing, assessment of model performance, and sensitivity analyses. We evaluated the
Company’s validation procedures over a sample of models and assessed the potential impact of future economic conditions and the application of historical internal and external data by comparing realized losses to previous estimates made by management.

Merchant fees

Description of the Matter .................
As described in Notes 2 and 4 to the consolidated financial statements, merchant revenue primarily refers to merchant fees, which are derived from the volume of consumer transactions processed and a combination of value-based and fixed pricing. The transaction price is recognized at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled.  A reduction of merchant fees to certain merchants is provided based on performance measures, including volume of processed transactions.
Auditing merchant fees was complex due to the judgment required to assess management’s accounting for key terms and conditions within certain merchant contracts.

How We Addressed the Matter in Our Audit ..............................................
Our audit procedures to test the Company’s merchant fees included among others, on a sample basis, reviewing and evaluating merchant contracts, including those with performance measures. We tested transactions with value-
based and fixed pricing terms and recalculated merchant fees by comparing rates within contracts to transaction data. We tested occurrence and evaluated completeness by reviewing consumer transaction evidence and comparing merchant fee amounts to subsequent cash settlements.

/s/ Ernst & Young AB
We have served as the Company’s auditor since 2016.
Stockholm, Sweden
February 26, 2026
KLARNA GROUP PLCF-4
Consolidated Statements of Profit or Loss for the Years Ended December 31,
2025, 2024 and 2023

Amounts in USD millions, except share and per share amounts	Note	2025	2024	2023
Transaction and service revenue ..............................................		2,500	2,136	1,768
Gain on sale of consumer receivables ......................................		73	—	—
Interest income ..............................................................................		937	675	508
Total revenue ..................................................................................	4	3,509	2,811	2,276

Processing and servicing costs ..................................................		(809)	(596)	(541)
Provision for credit losses ...........................................................		(794)	(495)	(353)
Funding costs .................................................................................	17	(667)	(503)	(297)
Technology and product development ....................................		(486)	(444)	(389)
Sales and marketing ......................................................................		(414)	(328)	(381)
Customer service and operations ..............................................		(207)	(203)	(240)
General and administrative .........................................................		(306)	(281)	(270)
Depreciation, amortization and impairments ..........................		(55)	(82)	(128)
Operating expenses ........................................................................		(3,739)	(2,932)	(2,599)

Operating loss ..................................................................................		(230)	(121)	(323)
Other income (expense) ...............................................................		(11)	154	19
Profit (loss) before taxes ...............................................................		(241)	33	(304)
Tax (expense) benefit ...................................................................		(32)	(12)	60
Net profit (loss) ...............................................................................		(273)	21	(244)

Whereof attributable to:
Shareholders of Klarna Group plc ..............................................		(294)	3	(249)
Non-controlling interests .............................................................		21	12	—
Other equity holders .....................................................................		—	6	5
Total ..................................................................................................		(273)	21	(244)

Net profit (loss) per share attributable to shareholders of Klarna Group plc
Basic .................................................................................................	25	$(0.79)	$0.01	$(0.69)
Diluted	25	$(0.79)	$0.01	$(0.69)
The accompanying notes are an integral part of the consolidated financial statements.
KLARNA GROUP PLCF-5
Consolidated Statements of Comprehensive Loss for the Years Ended
December 31, 2025, 2024 and 2023

Amounts in USD millions, except share and per share amounts	2025	2024	2023
Net profit (loss) ...................................................................................................	(273)	21	(244)

Items that are or may be reclassified to the statement of profit or loss:
Foreign currency translation differences ...................................................
Exchange differences on translation of foreign operations ................	369	(151)	58
Reclassification of cumulative translation adjustments .......................	—	(18)	—
Consumer receivables at fair value through OCI .......................................
Net changes in fair value for the year .......................................................	11	—	—
Changes in expected credit losses ............................................................	27	—	—
Reclassification to the statement of profit and loss .............................	(25)	—	—
Other comprehensive income (loss) for the year ..........................................	381	(169)	58
Total comprehensive income (loss) .................................................................	108	(148)	(186)

Comprehensive income (loss) attributable to:
Shareholders of Klarna Group plc .................................................................	87	(165)	(191)
Non-controlling interests ................................................................................	21	11	—
Other equity holders ........................................................................................	—	6	5
Total comprehensive income (loss) .................................................................	108	(148)	(186)
The accompanying notes are an integral part of these consolidated financial statements.
KLARNA GROUP PLCF-6
Consolidated Balance Sheets for the Years Ended December 31, 2025 and 2024

Amounts in USD millions, except share and per share amounts	Note	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents ........................................................................................	5	3,803	3,243
Debt securities ..............................................................................................................	8	1,518	454
Consumer receivables ................................................................................................	6	10,459	8,141
Consumer receivables at fair value through OCI ..................................................	20	386	—
Consumer receivables at fair value through profit and loss ..............................	20	400	2
Settlement and trade receivables ............................................................................	7	580	493
Property and equipment ............................................................................................	12	60	85
Goodwill ..........................................................................................................................	11	685	613
Intangible assets ..........................................................................................................	11	383	376
Deferred tax assets .....................................................................................................	24	36	33
Other assets ..................................................................................................................	13	487	364
Total Assets ...................................................................................................................		18,797	13,804

Liabilities
Accounts payable and accrued expenses .............................................................		655	572
Consumer deposits ......................................................................................................		13,003	9,510
Payables to merchants ...............................................................................................		736	696
Notes payable and other borrowings ......................................................................	14	1,359	513
Deferred tax liabilities .................................................................................................	24	2	1
Other liabilities ..............................................................................................................	15	358	255
Total Liabilities ..............................................................................................................		16,113	11,547

Equity
Share capital .................................................................................................................	21	—	—
Additional paid in capital ............................................................................................		427	4,646
Other equity instruments ...........................................................................................		—	—
Reserves ........................................................................................................................		(90)	(479)
Retained Earnings (Accumulated deficit) ...............................................................		2,170	(2,081)
Total equity excluding non-controlling interests .....................................................		2,507	2,086
Non-controlling interests ............................................................................................		177	171
Total equity ....................................................................................................................		2,684	2,257
Total equity and liabilities ............................................................................................		18,797	13,804
The accompanying notes are an integral part of these consolidated financial statements.
KLARNA GROUP PLCF-7
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2025, 2024 and 2023

Amounts in USD millions, except share and per share amounts	Share capital	Additional paid in capital	Reserves	Other equity instruments[1]	Retained earnings	Equity excluding non-controlling interests	Non-controlling interests[1]	Total equity
Balance as of January 1, 2023	—	4,577	(369)	61	(1,948)	2,321	6	2,327
Net loss	—	—	—	—	(244)	(244)	—	(244)
Exchange differences on translating foreign currencies	—	—	58	—	—	58	—	58
New share issue	—	47	—	—	—	47	—	47
Share-based payments	—	1	—	—	46	47	—	47
Redemption of other equity instruments	—	—	—	(24)	(7)	(31)	—	(31)
Changes in non-controlling interests	—	—	—	—	(6)	(6)	(1)	(7)
Balance as of December 31, 2023	—	4,625	(311)	37	(2,159)	2,192	5	2,197
Net loss	—	—	—	—	21	21	—	21
Exchange differences on translating foreign currencies	—	—	(150)	—	—	(150)	(1)	(151)
Reclassification	—	—	(18)	—	—	(18)	—	(18)
New share issue	—	21	—	—	—	21	—	21
Share-based payments	—	—	—	—	64	64	—	64
Issuance of other equity instruments	—	—	—	142	(6)	136	(12)	124
Changes in non-controlling interests	—	—	—	(179)	(1)	(180)	179	(1)
Balance as of December 31, 2024	—	4,646	(479)	—	(2,082)	2,086	171	2,257
Net loss	—	—	—	—	(294)	(294)	21	(273)
Exchange differences on translating foreign currencies	—	—	379	—	—	379	(9)	369
Consumer Receivables Fair Value through OCI			12			12		12
Share capital reduction[2]	—	(4,579)	—	—	4,579	(1)	—	(1)
New share issue	—	360	—	—	(168)	192	—	192
Share-based payments	—	—	—	—	135	135	—	135
Tax effects on share based payments	—	—		—	(18)	(18)		(18)
Other equity instruments coupons paid	—	—	—	—	21	21	(21)	—
Changes in non-controlling interests	—	—	(1)	—	(3)	(4)	16	12
Balance as of December 30, 2025	—	427	(90)	—	2,170	2,507	177	2,684
The accompanying notes are an integral part of these consolidated financial statements.
____________
1 Following the Group’s corporate reorganization in May 2024, AT1 securities are considered non-controlling interests as they are issued by subsidiaries of Klarna Group plc. For further details refer to Note 21.
2  During the year a capital reduction of $4.6 billion resulting in a reallocation from share capital and additional paid in capital to retained earnings. See Note 21.
KLARNA GROUP PLCF-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025,
2024 and 2023

	2025	2024	2023
Operating activities
Profit (loss) before taxes ............................................................................................................	(241)	33	(304)
Income taxes paid .......................................................................................................................	(53)	(15)	(11)
Interest expense paid ................................................................................................................	(425)	(312)	(214)
Interest income received ..........................................................................................................	1,022	558	412
Adjustments for non-cash items in operating activities
Depreciation, amortization and impairment .........................................................................	125	189	227
Share-based payments ..............................................................................................................	157	92	43
Provisions excluding credit losses ..........................................................................................	—	1	1
Provision for credit losses .........................................................................................................	794	671	506
Net gain from divestment[1] ........................................................................................................	—	(190)	—
Net losses from divestment of shares in equity investments ..........................................	—	7	—
Financial items including fair value effects ...........................................................................	75	(282)	(219)
Changes in the assets and liabilities of operating activities
Change in consumer receivables at fair value through OCI ..............................................	(378)	—	—
Change in consumer receivable at FV through P&L ...........................................................	(413)	(2)	—
Change in consumer receivables ............................................................................................	(2,787)	(1,373)	(1,552)
Change in settlement and trade receivables ........................................................................	(32)	197	(172)
Change in notes payable and other borrowings ..................................................................	(32)	(16)	(115)
Change in consumer deposits ..................................................................................................	2,148	820	1,516
Change in bonds and treasury bills with maturity > 90 days .............................................	(852)	286	335
Change in other assets and liabilities .....................................................................................	(140)	(77)	355
Cash flow from operating activities ............................................................................................	(1,032)	587	808
Investing activities
Investments in intangible assets ..............................................................................................	(27)	(44)	(84)
Investments in property and equipment ................................................................................	(3)	(1)	(1)
Sale of fixed assets .....................................................................................................................	—	—	1
Divestment, net of cash disposed	—	188	—
Net purchase of equity investments	—	11	—
Cash flow from investing activities .............................................................................................	(30)	154	(83)
Financing activities
New share issuance ....................................................................................................................	191	—	39
Share warrants .............................................................................................................................	—	—	1
Other equity instruments issued .............................................................................................	—	142	—
Other equity instruments redeemed ......................................................................................	—	—	(24)
Convertible promissory notes redeemed .............................................................................	—	—	(32)
Subordinated debt issued ........................................................................................................	—	100	75
Subordinated debt redeemed .................................................................................................	—	—	(33)
Notes payable and other borrowings issued .......................................................................	903	264	104
Notes payable and other borrowings redeemed ................................................................	(86)	(169)	(150)
Principal payments of lease liabilities ....................................................................................	(20)	(25)	(42)
Cash flow from financing activities .............................................................................................	988	312	(62)
Cash flow for the year ...................................................................................................................	(74)	1,053	663

Cash and cash equivalents at the beginning of the year ........................................................	3,243	2,391	1,694
Cash flow for the year ................................................................................................................	(74)	1,053	663
Exchange rate difference in cash and cash equivalents ...................................................	634	(201)	34
Cash and cash equivalents at the end of the year ...................................................................	3,803	3,243	2,391
____________
1  Includes reclassification of currency translation effects from other comprehensive income of $18 million in 2024.
The accompanying notes are an integral part of these consolidated financial statements.
KLARNA GROUP PLCF-9
Note 1 Corporate information
Klarna Group plc is a public company with limited liability incorporated under the laws of England and
Wales. The consolidated financial statements consist of Klarna Group plc and its direct and indirect subsidiaries (collectively, “Klarna,” the “Company,” the “Group,” “we,” “us,” or “our”).
Klarna is a technology-driven payments company, with operations spanning multiple countries. We connect consumers and merchants with comprehensive payment solutions and tailored advertising solutions, both online and offline. Our payment solutions provide consumers with more control and flexibility over their payments.
On September 10, 2025, the Company completed its initial public offering (“IPO”) of 5,000,000 ordinary shares, completed the sale of additional 29,311,274 ordinary shares from “selling shareholders” and on
September 22, 2025, completed the sale of 5,146,691 of additional ordinary shares to the underwriters pursuant to their option to purchase additional shares, at an offering price of $40.00 per share. The
Company raised net proceeds of $169 million through the IPO, net of underwriting discounts and other offering costs of $22.41 million. Directly attributable transaction costs related to the issuance of new ordinary shares of $8.5 million were deducted from equity. These costs, primarily underwriting fees, were offset against the gross proceeds recognized in Additional paid in capital.
The Company’s registration statement on Form S-8 (File No. 333-290150) registering shares under its employee equity plans, was declared effective by the Securities and Exchange Commission (“SEC”) on
September 10, 2025.
Note 2 Accounting principles
1.Basis of preparation and consolidation
The consolidated financial statements are prepared in accordance with International Financial
Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards
Board (“IASB”) and have been prepared on a historical cost basis, except for equity investments, derivatives and consumer receivables at fair value through profit and loss or at fair value through other comprehensive income, which have been measured at fair value, and lease liabilities, which are measured at present value. These consolidated financial statements are prepared on a going concern basis. All amounts in the notes to the consolidated financial statements are stated in millions of United States
Dollars (“USD”), unless otherwise stated.
On May 23, 2024, Klarna Holding AB (publ) completed a reorganization which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization. The accounting predecessor of Klarna Group plc is Klarna Holding AB (publ).
The exchange has been presented on a retrospective basis as a reorganization transaction beginning in the earliest period presented.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the
Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated subsidiaries of Klarna are consolidated as from the date when control is transferred to Klarna and deconsolidated from the date that control ceases. All intercompany accounts and transactions between members of the Group have been eliminated on consolidation.
KLARNA GROUP PLCF-10
Share Split
In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of
Klarna Group plc on a 1-to-12 basis (the “Share Split”), which was effected on March 6, 2025. Refer to Note
21 for further details. Accordingly, all share data and per share data amounts for all periods presented in the consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the effect of the Share Split.
2.New and amended standards and interpretations
Standards and amendments effective for the year
No significant new IFRS standards, amendments or interpretations applicable to the Group became effective during the period.
New standards and amendments issued but not yet effective
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements.” IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier adoption is permitted. The
Group is currently evaluating the impact of this standard.
In May 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial
Instruments: Disclosures,” clarifying recognition and derecognition principles and introducing an exception for the early derecognition of certain financial liabilities settled electronically. The amendments also provide guidance on assessing contractual cash flow characteristics and introduce new disclosure requirements. These amendments are effective for annual reporting periods beginning on or after January
1, 2026, with earlier adoption permitted. The Group is currently evaluating their impact.
The Group has not early adopted any issued standards, interpretations or amendments that are not yet effective.
3.Significant accounting judgments, estimates and assumptions
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to provisions for credit losses, revenue recognition, income taxes, the evaluation for impairment of intangible assets and goodwill, contingent liabilities, securitizations, leases, divestitures and share-based compensation, including the fair value of restricted share units, options and warrants issued. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances.
Actual results could materially differ from these estimates.
Macroeconomic and geopolitical developments may adversely impact consumer spending, merchant performance and counterparty creditworthiness. These conditions may introduce additional uncertainties that can affect the global economy and, consequently, the Group’s operations. These factors are considered into credit loss estimates and other significant accounting estimates.
KLARNA GROUP PLCF-11
4.Foreign currency translation
Presentation currency and functional currency
The financial statements are presented in USD. In general, each entity within the Group uses the currency of its primary economic environment as its functional currency. For Klarna Group plc, the functional currency is USD.
The assets and liabilities of the Company and its subsidiaries are translated from the functional currency of the operations to USD using the exchange rates at the reporting date. The revenues and expenses are translated to USD using  average exchange rates, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income (loss) and included in foreign exchange translation reserve in equity.
Foreign currency transactions
Transactions denominated in currencies other than the functional currency of the respective entity are translated into the functional currency at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rates prevailing at the end of the reporting period. Any foreign exchange gains or losses arising from the remeasurement of these monetary assets and liabilities are recognized in other income
(expense) in the consolidated statement of profit or loss.
5.Cash and cash equivalents
Cash and cash equivalents consist of cash in hand, demand deposits with banks, short-term treasury bills and other short-term highly liquid investments with original maturities of three months or less.
6.Debt securities
Debt securities primarily comprise treasury bills chargeable at central banks with original maturities of more than three months, mandatory deposits at central banks, and bonds and other interest-bearing securities. The Group classifies investments as financial assets measured at amortized cost, with interest recognized within interest income in the consolidated statements of profit or loss.
7.Consumer receivables
Consumer receivables represent unsecured amounts due from consumers that elect to pay over time either through Pay Later or Fair Financing options as well as receivables related to other consumer fees as discussed in our revenue recognition accounting principles. Pay Later consumer receivables arise from transactions that enable consumers to purchase goods or services at the time of the transaction and defer payment to a later date or in short-term installments (e.g., Pay in 30, Pay in 3, Pay in 4). Fair Financing
consumer receivables arise from transactions that enable consumers to pay for purchases over a longer-
term installment plan, typically ranging from three to 48 months.
Consumer receivables that Klarna has the objective of holding to collect contractual cash flows are measured at amortized cost, including outstanding principal balances, accrued interest and net of allowances for expected credit losses.
Consumer receivables which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-sell business model are measured either at fair value through profit or loss (“FVTPL”) or fair value through OCI (“FVOCI”) and presented separately on the consolidated balance sheet.
KLARNA GROUP PLCF-12
8.Settlement and trade receivables
Settlement and trade receivables primarily include receivables from payment solution providers
(“PSPs”), amounts due from merchants for services and receivables from third-party debt collection agencies and financial institutions. Settlement and trade receivables are reported at amortized cost net of an allowance for expected credit losses.
9.Allowance for expected credit losses
Klarna estimates allowances for expected credit losses (“ECL”) for debt securities, consumer receivables and settlement and trade receivables. The ECL allowance is based on either 12-month expected credit losses (“12m ECL”) or on lifetime expected credit losses (“Lifetime ECL”). The ECL allowance is based on the latter if the simplified approach, as defined by IFRS 9, is applicable or if there has been a significant increase in credit risk since initial recognition.
Lifetime ECL and 12m ECL are calculated on a collective basis at an asset class level. The asset class is defined by shared credit risk characteristics, which are generally by market and geography.
Debt securities
Klarna invests in treasury bills issued by central banks, loans to highly rated financial institutions and bonds issued by highly rated government entities. The credit rating status of issuing entities is monitored throughout the investment holding period. The high credit quality of the issuers results in a low probability of default, loss given default and exposure at default resulting in an immaterial ECL estimate for debt securities.
Consumer receivables
To measure the ECL for consumer receivables, the Group assigns outstanding loans to one of three stages with the stage corresponding to the individual loan’s estimated repayment performance. The estimated repayment performance is informed by the Group’s records, including the customer’s history with Klarna and purchase behavior from active Klarna consumers, merchant data, credit bureau reports and open banking data. Klarna defines the stages as follows:
Stage 1: New loan origination that is not credit impaired at origination. A loan remains in Stage 1 unless there is a significant increase in credit risk (“SICR”), such as when a loan becomes 30 days or more past due or if the consumer has other loans that are in Stage 2 or 3. While a consumer could have a loan that did not experience SICR, if they have a loan in Stage 2 or 3, Klarna applies a more prudent approach to all loans for the consumer as part of its risk management practices. A loan may also be transferred back to
Stage 1 if credit risk has significantly improved and it is not delinquent 30 or more days. For Stage 1 loans, the allowance is calculated based on 12-month ECL.
Stage 2: Loan with an observed significant increase in credit risk since origination. Klarna defines significant increase in credit risk as a loan with an outstanding balance more than 30 days overdue. The allowance for these loans is calculated based on Lifetime ECL. Stage 2 also includes loans that are reclassified from Stage 3 because they are no longer considered credit impaired.
Stage 3: Loan considered credit impaired. A loan is defined as credit impaired if it is 90 days past due or is classified as fraudulent. The allowance for Stage 3 loans is calculated based on Lifetime ECL. A loan may be reclassified from Stage 3 if it is no longer considered credit impaired.
Settlement and trade receivables
For settlement and trade receivables, Klarna estimates credit losses using the Lifetime ECL model.
Each counterparty is subject to a credit risk assessment at onboarding and periodically throughout its relationship with Klarna. Based on the credit risk assessment, a counterparty is assigned a risk
KLARNA GROUP PLCF-13
classification that correlates to a probability of default. For higher risk counterparties, Klarna extends settlement windows for payments to the counterparties to serve as collateral for their non-performance if a consumer returns products.
When a settlement and trade receivable is determined to be uncollectible, the gross amount is written off through the allowance for expected credit losses for settlement and trade receivables in general and administrative on the consolidated statements of profit or loss. Recoveries of trade receivables that were previously written off are recognized when received in general and administrative on the consolidated statements of profit or loss. See Note 7 for information on written-off and recovered settlement and trade receivables.
Significant inputs
Klarna utilizes a series of models to calculate allowance estimates, which depend on certain significant inputs.
Definition of default
An asset is considered to be in default when it is 90 days or more past due on any payments, has entered debt collection or is classified as fraudulent.
Probability of Default (“PD”)
Historical balances as well as the proportion of those balances that have defaulted over time are used as a basis to determine the PD. This approach provides values for 12-month and lifetime PDs applied over different vintages for different countries and for days since origination. In cases where the maturity of the loans is very short (i.e., less than 12 months), which is common for Klarna’s products, the 12-month PD and lifetime PD have equal values.
Loss Given Default (“LGD”)
LGD is the magnitude of the likely loss if there is a default. The LGD is dependent on geographical region, days past due, and, in some cases, recoveries from the sale of non-performing portfolios. The loss given default is calculated using the historical balances over different vintages as a basis. Furthermore, the
LGD component is determined based on days past due.
Exposure at Default (“EAD”)
EAD represents the estimate of the exposure at a future default date, taking into account expected changes in the exposure as of each reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise.
Measurement of ECL
Expected credit loss estimates are based on these key inputs: PD, LGD and the EAD, which are derived from internal statistics and other external data. PD and LGD estimates are an accumulation of segmentation, such as product and geography, within each asset class, which are used to calculate the
ECL on a collective basis. For unsecured assets, there is no collateral factored into the ECL calculations.
For quantitative information on the reported ECL amounts see Note 6 and Note 7.
Write-off of financial assets
Consumer receivables and settlement and trade receivables are written off when either the entire outstanding amount or a proportion thereof are considered uncollectible, which is generally when an outstanding balance is 180 days past due. For consumer receivables and settlement and trade receivables,
KLARNA GROUP PLCF-14
Klarna monitors significant counterparty relationships for current information and events to assess if there is a risk the counterparty is experiencing financial difficulty or is in breach of contract.
If a loan or receivable is determined to be uncollectible, the gross amount will be charged off through the allowance for expected credit losses. Charged-off balances may still be subject to enforcement activities to attempt to recover the amounts due. When enforcement activities are exhausted or the loan or receivable is sold to an external party, the loan or receivable is formally written off in Klarna’s systems.
For information on the written-off consumer receivables and settlement and trade receivables, including those subject to enforcement activities, see Note 6 and Note 7, respectively.
Sale of uncollectible consumer receivables
Klarna enters into agreements to sell certain uncollectible receivables to debt collection agencies to maximize recovery and manage credit risk. These uncollectible receivables are sold on a non-recourse basis, with the Group transferring substantially all risks and rewards of ownership to the debt collection agencies meeting the derecognition criteria on the date of sale. When a receivable is deemed to be uncollectible it is written down to the recoverable amount.
Recoveries
Recoveries for consumer receivables that were previously written off are recognized when received in provisions for credit losses on the consolidated statements of profit or loss. Recoveries of consumer receivables that were previously written off were not material in 2025, 2024 and 2023.
10.Commitments
Klarna enters into certain arrangements that create commitments to purchase certain consumer loans originated by partner banks in the United States (“Loan funding commitments”). Upon purchase of these consumer loans, Klarna recognizes them on the consolidated balance sheet. Klarna may also provide consumers with committed credit limits or other committed financing arrangements. Amounts drawn under these commitments are recognized on the consolidated balance sheet. Amounts committed under these arrangements that are not yet recognized are disclosed in Note 19.
11.Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights may relate to administrative tasks only, with the relevant activities of the entity being directed by means of contractual arrangements. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities.
Klarna consolidates such structured entities when we determine that we control the structured entity in accordance with IFRS 10. In the case of structured entities, this determination involves judgment, particularly as voting rights are often not the determining factor in decisions over the relevant activities.
This judgment involves assessing the purpose and design of the entity, and whether we have power over the relevant activities and exposure, or rights, to variable returns, and the ability to use its power over the investee to affect the amount of the  returns. In determining this, we also assess whether we are acting as a principal or as an agent on behalf of others.
Warehouse financing facility and synthetic securitizations
Klarna enters into transactions with securitization vehicles (“SPVs”), where it economically transfers a portion of credit risk for certain pools of consumer receivables (the “Referenced Pools”) with the primary objective to lower the regulatory capital risk weights of the underlying assets.
KLARNA GROUP PLCF-15
In certain transactions, Klarna enters into synthetic securitizations with unconsolidated SPVs. in which credit risk for each Referenced Pool is separated into three tranches: junior, mezzanine and senior. In these structures, Klarna retains the junior and senior tranches and transfers the credit risk associated with the mezzanine tranche to an unconsolidated SPV, which issues credit-linked notes (“CLNs”) to investors.
Klarna pays a fee to the SPVs for the transfer of credit risk, which is recognized as incurred in funding costs, see Note 17. This fee provides for a guarantee from the SPV to reimburse the Company for any credit losses incurred within transfers of the credit risk associated with the mezzanine tranche.
In other transactions, Klarna enters into arrangements with consolidated SPVs, typically through warehouse financing facilities with an institutional lender, as the funder, and Klarna Bank AB, a subsidiary of Klarna Group plc, as the borrower. In these structures, the SPV issues CLNs to the funder and advances the proceeds to Klarna, which in turn pledges Referenced Pools as collateral. Credit risk for the Reference
Pool is separated into two tranches: a junior tranche retained by Klarna and a senior tranche transferred to the funder through the consolidated SPV.
The CLNs are recognized within Notes Payables and Other Borrowings and are classified and measured at amortized cost using the effective interest method. Interest and senior expenses related to the facility are recognized within funding costs, see Note 17.
In both structures, Klarna retains the contractual rights to the cash flows and substantially all of the associated risks and rewards of ownership of the receivables within the Reference Pool. Accordingly, the receivables are not derecognized and continue to be recognized in the statement of financial position.
Should the Company experience credit losses exceeding the retained tranche and fall within the transferred tranche, it would be entitled to recoveries consistent with that contractual reimbursement right. The Company’s estimated credit losses for the Reference Pools was below the contractual range of the transferred tranches for the periods presented. Accordingly, no claims have been made against the
SPVs in respect of the reporting periods.
Forward flow securitization
Klarna enters into forward flow loan sale arrangements with unconsolidated SPVs whereby specified pools of consumer receivables (“Eligible Receivables”) are transferred to the SPVs.
Klarna classifies the Eligible Receivables into either fair value through OCI (“FVOCI”), or fair value through profit or loss (“FVTPL”) on the basis of both (a) Klarna’s business model for managing the assets, and (b) the contractual cash flow characteristics of the financial assets.
Eligible Receivables classified and measured at FVOCI are subsequently remeasured at fair value and changes therein are recognized in other comprehensive income, except for interest income, impairment, and foreign exchange, until the assets are sold. Interest income is recognized using the effective interest method, in the same manner as for financial assets measured at amortized cost, until derecognition requirements are met. Eligible Receivables classified and measured at FVTPL are subsequently remeasured at fair value and changes therein are recognized in the statements of profit or loss.
Expected credit losses (“ECL”) on Eligible Receivables measured at FVOCI do not reduce the carrying amount of the financial assets, which remain at fair value. Instead, the ECLis recognized in other comprehensive income as an accumulated impairment amount, with a corresponding charge to profit or loss.
Klarna derecognizes receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards. The transfers are deemed to occur on the sale date, at which point, the derecognition criteria are satisfied.
Upon disposal of Eligible Receivables measured at FVOCI, the cumulative gains or losses previously recognized in other comprehensive income, including the accumulated impairment amount are
KLARNA GROUP PLCF-16
reclassified from other comprehensive income to the statements of profit or loss. Upon disposal of Eligible
Receivables measured at FVTPL, gains and losses are recognized in the statements of profit or loss.
Gains and losses from disposals of Fair Financing receivables are recognized within revenue as Gain on sale of consumer receivables, and losses from disposals of Pay Later receivables are recognized within
Funding costs, reflecting the nature and underlying characteristics of the sold eligible receivables. See
Note 4 and Note 17.
Klarna may continue to service certain sold receivables on behalf of the SPVs in exchange for receiving a servicing income from providing professional services such as cash flow collection and credit risk management in the event of customer defaults. We recognize this servicing fee within Transaction and service revenue. The servicing fee is typically calculated daily by applying a fixed percentage to the outstanding loan principal balance. The servicing fee represents a fair market fee, and no servicing asset or liability is recognized in the financial statements. See Note 4.
12.Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Klarna has access at that date.
When available, Klarna measures fair value using the quoted price in an active market. If a quoted price in an active market is not available, the Group uses valuation methods that maximize the use of relevant observable inputs and minimize the use of unobservable inputs to determine fair value.
The fair value of a financial instrument on initial recognition is generally best evidenced by its transaction price (i.e., the fair value of consideration paid or received). If Klarna determines that the transaction price differs from the fair value and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation method where unobservable inputs are considered to be insignificant in relation to the difference, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is settled.
All assets and liabilities for which fair value is measured or disclosed in these consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole.
Level 1
Level 1 in the fair value hierarchy consists of assets and liabilities where the inputs used in the valuation are unadjusted quoted prices from active markets for identical assets or liabilities.
Level 2
Level 2 consists of assets and liabilities where the significant inputs used for valuation are derived from directly or indirectly observable market data available over the entire period of the instrument’s life.
Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities and credit spreads.
Level 3
Level 3 includes estimated values based on assumptions and assessments where one or more significant inputs are not based on observable market information.
KLARNA GROUP PLCF-17
Klarna recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
13.Repurchase agreements
Repurchase agreements are used to obtain liquidity and fluctuate over time based on many factors, including market conditions, consumer receivables and consumer deposit growth and balance sheet management activities.
Treasury bills and other interest-bearing securities that are sold under agreements to repurchase at a specified future date are not derecognized from the balance sheet as Klarna retains substantially all of the risks and rewards of ownership. Assets under repurchase agreements are transferred to the counterparty, and the counterparty has the right to sell or re-pledge the assets. Such securities are kept on the balance sheet and pledged as collateral when the securities have been transferred and cash consideration has been received. Payment received is recognized under notes payable and other borrowings. The difference between the sale and repurchase price is accrued over the life of the agreement using the effective interest method and recognized within funding costs in the consolidated statements of profit or loss.
14.Derivative instruments and hedge accounting
Derivative instruments are recognized in the balance sheet on their trade date and are measured at fair value, both initially and in subsequent periods. Derivative instruments are presented in other assets or notes payable and other borrowings. Changes in the fair value of derivative instruments are included in funding costs in the consolidated statements of profit or loss.
The Group uses hedge accounting for fair value hedges to manage the interest rate risk of liabilities.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are included in funding costs, together with any changes in the fair value of the hedged liability that are attributable to the hedged risk. Any residual mismatch between the hedging instrument and the hedged item is recognized as ineffective.
When hedging interest rate risk, any interest accrued or paid on both the hedging instrument and the hedged item is included in funding costs. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the consolidated statements of profit or loss over the period for which the item was hedged.
If the hedged item is sold or repaid, the unamortized fair value adjustment is recognized immediately in funding costs.
15.Consumer deposits
Consumer deposits are initially recorded at fair value and then at amortized cost and with application of the effective interest method. Where a consumer deposit is in a qualifying fair value hedge relationship, its carrying value is adjusted for changes in fair value attributable to the hedged risk. All consumer deposits are interest-bearing.
Klarna offers certain consumer deposit arrangements under which funds are held on behalf of consumers by third-party financial institutions. Under these arrangements, consumer deposit balances that are not controlled by Klarna are not recognized in the consolidated balance sheet.
16.Payables to merchants
Payables to merchants arise when Klarna facilitates payment transactions for merchants and holds the corresponding funds on their behalf. The settlement cycle is dependent on the counterparty, but is usually within a few working days of the transaction. As a result, Klarna records a liability towards the merchant,
KLARNA GROUP PLCF-18
representing the money owed to them. Payables to merchants are recognized at amortized cost. On settlement, the Group derecognizes these amounts from the balance sheet.
17.Leasing
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The length of a lease term includes options to extend or terminate the lease when it is reasonably certain that the Group will exercise those options. The Group applies judgment in evaluating whether it is reasonably certain to exercise extension or termination options. For most leases, the Group has determined that the lease term does not include additional periods after the initial period.
A right-of-use asset and a lease liability are recognized at the lease commencement date. The right-of-
use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for initial direct costs, incentive payments, restoration costs and lease payments before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.
The lease liability is initially measured at the present value of the remaining lease payments that are not paid at the commencement date. As most leases do not provide an implicit interest rate, the Group uses the incremental borrowing rate at the lease commencement date in determining the present value of lease payments.
The lease liability is remeasured when there is a change in future lease payments arising, for example, from a change in an index or rate, a reassessment of extension, termination or purchase options, or a change in the amount expected to be payable under a residual value guarantee. If a remeasurement of the lease liability occurs, a corresponding adjustment to the carrying amount of the right-of-use asset is made.
Lease payments included in the measurement of the lease liability are fixed payments, variable lease payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase option, if applicable. The Group excludes payments for related services and other components of a lease. The Group presents right-of-use assets in property and equipment and lease liabilities in other liabilities in the balance sheet.
The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets, primarily relating to IT equipment and short-term office rentals. Payments for such leases are recognized as an expense on a straight-line basis over the lease term.
18.Business combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree, over the fair value of the identifiable net assets acquired is recognized as goodwill. Acquisition-
related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of profit or loss as they are incurred.
19.Divestitures
Non-current assets or disposal groups are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. The classification is made when the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable within one year. Upon such classification, the assets or disposal group are measured at the lower of their carrying amount and fair value less costs to sell.
The gain or loss on divestment is determined as the difference between the consideration received, net of transaction costs, and the carrying value of the net assets disposed of. The gain or loss is
KLARNA GROUP PLCF-19
recognized within other income (expense) in the statements of profit or loss. Where goodwill has been allocated to the disposed operation, typically measured based on the relative values of the disposed operation, such goodwill is included in the carrying amount of the operation when determining the gain or loss on disposal.
An operation is classified as discontinued when it represents a separate major line of business or geographical area of operations that either has been disposed of or is classified as held for sale.
For foreign operations, cumulative foreign currency translation differences previously recognized in other comprehensive income are reclassified to the statements of profit or loss upon divestment. This reclassification is included as part of the gain or loss on disposal.
20.Goodwill and intangible assets
Goodwill
Goodwill represents the excess of consideration paid over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is reviewed for impairment annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Impairment of goodwill is not reversed. The Group monitors goodwill for impairment considerations at the operating segment level. In the event of a disposal that qualifies as a business, or where there is a significant reorganization of the business, goodwill is allocated based upon relative fair values.
Trademarks, tradenames, licenses and other customer-related intangible assets
Identifiable intangible assets following business combinations include trademarks, tradenames, licenses, developed technology and customer relationships. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives, generally 3-20 years.
The Group reviews the carrying amounts of intangible assets for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable.
Capitalized development costs
Costs associated with IT systems, software and licenses, whether developed internally or acquired, are recognized as intangible assets when the following criteria are met:
•It is technically feasible to complete the intangible asset so that the asset will be available for use or sale;
•Adequate resources are available to complete the development;
•There is an intention to complete and use the intangible asset for the provision of services;
•Use of the intangible asset will generate probable future economic benefits; and
•Expenditures attributable to the intangible asset can be measured reliably.
Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable capitalized development costs and licenses (generally, 3-5 years) and reported within depreciation, amortization and impairments and in technology and product development in the consolidated statements of profit or loss depending on the nature of the assets. Costs related to development activities that do not satisfy the above criteria, including for maintenance, are expensed as incurred.
KLARNA GROUP PLCF-20
Impairment
Goodwill is tested for impairment annually. This is tested by estimating the recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. If the recoverable amount is lower than the carrying amount, the asset is written down. See Note 11 for further information on the measurement of goodwill and significant assumptions used in the annual impairment test.
Intangible assets with finite useful lives undergo impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
21.Property and equipment
Property and equipment is stated at historical cost less accumulated depreciation and impairment.
Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, generally, by applying the following useful lives to each class of property and equipment:

Equipment, tools and fixtures and fittings ...............................	5 years
Computers and other machinery ..............................................	3 years
Leasehold improvements............................................................	The shorter of lease term and useful life
If there is an indication that the recoverable value is less than the carrying amount, an impairment review is completed and any impairment loss is recognized within depreciation, amortization and impairments in the consolidated statements of profit or loss. The cost and accumulated depreciation for property and equipment that is sold, retired or otherwise disposed of are derecognized and the resulting gains or losses are recorded in the consolidated statements of profit or loss.
22.Treasury shares
Shares in the Company that are held by wholly owned subsidiaries or other Group entities are classified as treasury shares. Amounts paid to repurchase the Company’s own shares, including any directly attributable incremental costs (net of related income tax effects), are recognized as a deduction from equity. The repurchased shares are presented as treasury shares and remain deducted from equity until they are either cancelled or reissued. These shares are deducted from the issued and weighted average number of shares in calculating earnings per share. Dividends received on treasury shares are eliminated on consolidation, and no gain or loss is recognized in profit or loss or other comprehensive income on the purchase, sale, reissue, or cancellation of such shares.
23.Revenue Recognition
Transaction and service revenue
Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The product offerings from which revenues are recognized do not differ in any significant way between geographical markets.
Transaction revenue
Transaction revenue includes merchant revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services purchased on our network) or fixed fees on each transaction, or a
KLARNA GROUP PLCF-21
mix of both. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant.
Our contracts with merchants consist of a master agreement including terms, conditions and pricing.
We are not obligated to perform under the contract until a transaction occurs and thus each transaction represents a separate performance obligation to the merchant as our customer. Our service offering comprises a single performance obligation to merchants to facilitate transactions with consumers. The transaction price is recognized at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. We provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions. The nature of our contracts may give rise to variable consideration, which may be constrained. We estimate the expected transaction volumes at the beginning of the period and include the estimated rebates in the transaction price as a reduction of merchant revenue. We also enter into contracts with certain merchants to expand our user base and market presence and for brand promotion through co-marketing activities, as detailed in section Promotional and marketing arrangements below.
Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. The transaction price is determined based on the advertising model, with fees that may be fixed or variable, typically based on the number of impressions delivered or actions taken by users, such as clicks or purchases. Revenue from impression-based ads is recognized in the period when an ad is displayed to users. For action-based ads, revenue is generally recognized at a point in time, when a specified action, such as a click or purchase, occurs.
Our contracts for advertising services are separate from other merchant contracts and include a single performance obligation. For advertising revenue generated through other third parties, we recognize revenue on a gross basis if we are the principal and on a net basis if we are the agent. This assessment is based on whether we control the service before it is delivered to the customer.
Consumer service revenue
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of certain administrative fees, including reminder fees and fees for issuing one-time cards. Consumers may be charged a fee, being a fixed amount that constitutes the transaction price and recognized at the point in time that the consumer is charged. This fee income is earned in relation to the Company’s ordinary activities.
Consumer service revenue also includes subscription revenue. Subscription revenue represents monthly subscription fees related to a single performance obligation for a bundle of services and are recognized over the subscription period as those services are provided.
Distribution partner referral arrangements
We enter into contracts with third-party partners to distribute our payment solutions to our merchants.
For these contracts, we evaluate who our customer is and if we are acting as the principal or agent in the specific arrangement. Generally, our customer is considered to be the merchant and we are considered to be the principal in these arrangements, while third-party partners are determined to be an agent in the transaction. We recognize incremental costs of obtaining a contract in accordance with IFRS 15 “Revenue from Contract with Customers” for the commission paid to these third-party partners. These expenses are classified within sales and marketing expenses in the consolidated statements of profit or loss. During
2025, 2024 and 2023, the Company recognized $109 million, $81 million and $59 million, respectively, related to these commissions within sales and marketing expenses.
KLARNA GROUP PLCF-22
Promotional and marketing arrangements
We enter into contracts with certain merchants and other partners to expand our user base and market presence, and for brand promotion through co-marketing activities, in which Klarna provides cash, share warrants, or both as consideration. We evaluate if the consideration payable is in exchange for a distinct good or service. Where the payment is for a distinct good or service, it is recognized as sales and marketing expenses. If a payment is not for a distinct good or service, it is recognized as a reduction of the transaction price. We recognize the expense of such services as incurred.  When the consideration represents a payment against which economic benefits are expected to be realized over a future period, we recognize a commercial agreement asset. These assets are amortized over the period of the contract for when the services are expected to be provided, which is typically between 3-5 years.
We also offer promotions to consumers, including cashback, with the purpose of acquiring new consumers, promoting the Klarna brand, the use of the Klarna app and payment options. These promotions typically represent a reduction on the total amount collected from consumers. Where we assess there is no explicit or implicit expectation for promotions to be provided, we recognize within sales and marketing expenses. Where we assess there is an expectation, the cost of the promotion is recognized as a reduction in the revenue earned from the transaction, with any excess of the cost of the promotion above the revenue recognized within sales and marketing expenses.
Interest income
Interest income includes interest earned when consumers choose to spread the cost of transactions over time through one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental fees earned from certain merchants for providing interest-free promotional loans to their consumers.
Interest income on financial assets measured at amortized cost, as well as “snooze” fees charged, is recognized in profit or loss using the effective interest method.
Interest income also includes interest from debt securities. See Note 8.
From time to time, we may enter into contracts with merchants under which we pay a fee for their role as intermediary in arranging a consumer financing facility. We recognize such fees as a reduction of interest income. During 2025, 2024 and 2023, the Group recognized $12 million, $10 million and $13 million as a reduction of interest income, respectively.
24.Operating expenses
Processing and servicing costs
Processing and servicing costs primarily consist of the following and include cost of fulfilling a contract: authentication costs to verify user identities, scoring costs related to purchasing credit and fraud data from various bureaus, distribution costs related to direct communication with consumers, commissions paid to third parties for debt collection and payment fees to credit card companies and financial institutions. Processing and servicing costs are expensed as incurred.
Provision for credit losses
Impairment losses from consumer receivables are reported as Provision for credit losses.
Provision for credit losses for the period consist of realized credit losses, provisions for credit losses for granted credit, less reversal of provisions for credit losses made previously. Realized credit losses are losses whose amount is, for example, determined via bankruptcy, a composition arrangement, a statement by an enforcement authority or the sale of receivables.
KLARNA GROUP PLCF-23
Funding costs
Funding costs include interest that we pay on our consumer deposits, calculated using the effective interest method, and securitization costs, including fair value adjustments on Pay Later receivables held at fair value through profit and loss related to forward flow agreements, and premiums paid in connection with our synthetic securitization transactions.
Technology and product development
Technology and product development expenses primarily consist of personnel-related costs for technology functions as well as other expenses, including hosting, software licenses, external service providers, hardware costs and amortization of internally developed and acquired technology assets.
Sales and marketing
Sales and marketing expenses primarily consist of personnel costs, general marketing and promotional activities costs, referral commissions, costs related to sponsorships and partnerships, and costs related to consumer promotional programs.
Customer service and operations
Customer service and operations expenses primarily consist of personnel costs for customer support functions and outsourced assistance to help with purchases, account management, returns and merchant disputes.
General and administrative
General and administrative expenses consist of personnel costs for directors and executives, legal and human resources, and finance functions, lease expenses related to short-term leases, low-value assets, and variable lease expenses, professional services costs and merchant and other losses.
25.Income taxes
Income taxes consist of current tax and deferred tax. Income taxes are reported directly in the consolidated statement of profit or loss except when the underlying transaction is reported directly against equity or other comprehensive income, in which case the accompanying tax also is reported in equity or other comprehensive income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax is reported according to the balance sheet method for all taxable temporary differences between an asset’s or a liability’s tax base and its carrying amount in the balance sheet. Deferred tax assets are reported for deductible temporary differences to the extent it is probable that the taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
The Group assesses on an ongoing basis as well as at the end of the year the possibility of recognizing deferred tax assets related to tax losses carried-forward. Deferred tax assets attributable to tax losses carried forward are reported only if it is probable that they will be used towards taxable profits in the foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the probability of taxable profits being available in the future and the quantum of taxable profits that are forecasted to arise. These judgments include management’s expectations of the growth of profit before tax in different jurisdictions, forecasted revenues and expenses and the timing of the reversal of taxable temporary differences.
KLARNA GROUP PLCF-24
Uncertain tax positions are measured on an ongoing basis, and the method is determined by taking all known facts and circumstances into account.
26.Share-based payments
Klarna offers equity-based programs to employees and certain third-party contributors, including merchants, partners and service providers.
Employee Restricted Share Unit Program and Individual Contributor Share Warrants and Share Options
The Group grants share-based awards in the form of restricted share units (“RSUs”), share warrants and options, to certain individual contributors, including employees, executive officers and directors.
Restricted share units granted to employees generally vest on a graded vesting schedule over a four years period. The share warrants and options are subject to graded vesting over a term of typically four to five years. These arrangements are equity-settled and are accounted for as equity-settled share-based payments.
For share-based awards granted to certain individual contributors, including employees as well as executive officers and directors, the services rendered are measured with reference to the grant-date fair value of the equity instruments using a Black-Scholes model. The cost of the share-based payments granted to employees is recognized over the vesting period, which represents the period the service conditions are fulfilled.
The Group also grants ordinary shares through direct share issuances to employees, executive officers and directors. The shares are accounted for as equity-settled share-based payments. Typically there are no vesting conditions or restrictions placed on the awards and, accordingly, the related share-based compensation expense, based on the grant-date fair value of the awards, is recognized immediately.
The share-based payment expenses related to awards granted to individual contributors, including employees, executive officers and directors are recognized under technology and product development, sales and marketing, customer service and operations or general and administrative expenses depending on the function of the related employee or individual contributor in the consolidated statements of profit or loss. The employment vesting condition is a non-market based condition and a forfeiture estimate is factored into the assumption of how many equity instruments are expected to vest.
Any related social security charges relating to share-based payments are recognized as an expense during the corresponding period based on the fair value that serves as the basis for a payment of social security charges. The expense is recognized under the function of the related employee or individual contributor in the consolidated statements of profit or loss. In many jurisdictions, tax authorities levy taxes on share-based compensation transactions with employees that give rise to a personal tax liability for the employee. In some cases, Klarna is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of Klarna’s restricted share unit arrangements permit the Group to withhold the number of shares that are equal to the monetary value of the employee’s tax.
Partner Share Warrants
Klarna has granted share warrants to certain partners, including merchants and other service providers, in return for services. Share-based payments to partners are generally measured at the fair value of the goods or services received and measured at the time when such goods and services are received. If the fair value of goods and services cannot be reliably measured, the fair value of the equity instruments is used. We recognize commercial agreement assets where the consideration paid represents a future economic benefit, and these assets are amortized over the relevant performance period within the commercial agreement and recognized within sales and marketing expenses where the payment is in exchange for a distinct service or as a reduction to transaction prices if in exchange for no distinct service.
KLARNA GROUP PLCF-25
Further information relating to share-based payment transactions is presented in Note 22.
27.Provisions
The Group recognizes provisions for present obligations arising from past events when payment of the obligations is probable and can be reliably estimated. Refer to Note 15 for information regarding the
Group’s provisions.
Klarna operates in a regulatory and legal environment that involves an element of litigation risk inherent to its operations, and from time to time Klarna may be party to litigation, arbitration and regulatory investigations and proceedings arising during the ordinary course of business. When Klarna can reliably measure the outflow of economic benefits in relation to a specific case and considers such outflow to be probable, a provision is recorded. Given the subjectivity and uncertainty of determining the probability and amount, a number of factors are assessed, including legal advice, the stage of the matter and historical evidence from similar incidents. Judgment is required in concluding such assessments.
28.Employee Benefits
Employee benefits include all forms of consideration provided by the Group in exchange for services rendered by employees, including post-employment pension plans. The Group’s pension plans are defined contribution plans, which means that contributions are made to an independent legal entity according to a fixed pension plan. These contributions are recognized as personnel costs in the period they apply to.
After the contributions are made, the Group has no legal or other obligations. Employee benefits expenses are composed of:

	2025	2024	2023
Salaries and other remuneration ..................................................................	$(417)	$(393)	$(379)
Statutory and contractual social security expenses ................................	(102)	(113)	(109)
of which: pension expenses ...........................................................................	(25)	(25)	(26)
Total employee benefits ....................................................................................	$(520)	$(506)	$(488)
Note 3 Risk management and management of capital
Klarna’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to comply with regulatory capital requirements.
Regulatory requirements
Within the Group, Klarna Holding AB and its subsidiary, Klarna Bank AB, are subject to the regulatory capital requirements imposed by the SFSA. The regulatory capital framework requires Klarna to maintain a minimum level of capital to cover its operational, credit and market risks. Klarna's regulatory capital is composed of Tier 1 and Tier 2 capital, which include common equity, retained earnings, and subordinated debt.
Capital adequacy
Klarna monitors its capital and liquidity adequacy ratios through the Internal Capital and Liquidity
Adequacy Assessment Process (“ICLAAP”) in accordance with the regulatory definition of these measures.
As of December 31, 2025, Klarna was in compliance with these requirements.
KLARNA GROUP PLCF-26
Capital structure
Klarna’s capital structure is regularly reviewed by the board of directors. The review involves assessing the cost of capital and ensuring compliance with regulatory capital requirements. The key components of
Klarna’s capital structure include:
Equity: Common shares, additional paid-in capital, and retained earnings.
Debt: Debt obligations, including subordinated debt.
Risk descriptions
The Group categorizes the key risks it is exposed to in the sections below. These risk categories form the basis of how Klarna identifies, assesses, manages and monitors risk.
Credit risk
Credit risk is the risk of financial loss due to a counterparty failing to meet its contractual obligations or concentrations in exposure. Cash and cash equivalents, consumer receivables, other receivables, and debt securities are potentially subject to concentrations of credit risk. To manage the Group’s credit risk, cash and securities held are placed with financial institutions that management believes are of high credit quality, and the quality of the Group’s lending is closely monitored through our underwriting process.
Klarna makes real-time underwriting decisions for each transaction, leveraging its records, including the customer’s history with Klarna and purchase behavior from active Klarna consumers, merchant data, credit bureau reports and open banking data to understand the financial position of the consumer at that point in time. For further details on credit risk, refer to Note 2.
Market Risk
Market risk is the risk of movements in market prices impacting Klarna’s earnings or capital position.
Risk Measurement and Exposure
Currency exposure
The currency exposure is a result of transactions denominated in a currency other than the functional currency. The table below shows the net average currency exposure and the effects of a 10% change in foreign exchange rates on the exposure of the group as of the end of the period.

December 31, 2025	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure ...................	11	22	13	12	58
Effect of 10% change ......................................	(1)	(2)	(1)	(1)	(6)

December 31, 2024	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure ...................	18	14	10	22	63
Effect of 10% change ......................................	(2)	(1)	(1)	(2)	(6)

December 31, 2023	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure ...................	29	11	4	28	72
Effect of 10% change ......................................	(3)	(1)	—	(3)	(7)
KLARNA GROUP PLCF-27
Interest rate exposure
As a bank, Klarna is required to monitor exposures toward interest rate risks using the Economic Value of Equity (EVE) approach according to the relevant EU regulations, EBA guidelines and SFSA methodologies. The EVE approach measures interest rate driven changes to the net present value of future cash flows generated by balance sheet items. The change to EVE is measured using various interest rate scenarios,  including parallel shifts.
The table below shows the change in the EVE after applying a parallel shift to the yield curve.

December 31, 2025	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates ......................................................	10	(28)	10	6	1	(1)
200 bps parallel shift in interest rates ......................................................	(10)	26	(9)	(6)	(1)	1

December 31, 2024	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates ......................................................	4	(34)	3	6	1	(20)
200 bps parallel shift in interest rates ......................................................	(4)	32	(2)	(6)	(1)	19

December 31, 2023	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates ......................................................	5	(43)	5	4	—	(29)
200 bps parallel shift in interest rates ......................................................	(5)	41	(5)	(4)	—	27
Liquidity Risk
The risk of the Group being unable to meet its financial obligations, as they fall due, or unable to fund its operational needs without incurring unacceptable costs.
Risk Measurement and Exposure
The Group complies with all liquidity regulatory requirements, including Liquidity Coverage Ratio
(“LCR”) and Net Stable Funding Ratio (“NSFR”), and monitoring and management of Klarna’s liquidity survival horizon.
Funding Obligations
The tables below show the undiscounted funding obligations including interest by contractual maturity:

December 31, 2025	<12 months	1-5 years	>5 years	Total
Consumer deposits ............................................................	$11,043	$2,294	$—	$13,337
Notes payable and other borrowings .............................	450	876	240	$1,565
Lease liabilities ...................................................................	26	54	5	85
Total ......................................................................................	$11,518	$3,224	$245	$14,987
KLARNA GROUP PLCF-28

December 31, 2024	<12 months	1-5 years	>5 years	Total
Consumer deposits ............................................................	$7,681	$2,109	$—	$9,790
Notes payable and other borrowings .............................	234	219	245	698
Lease liabilities ...................................................................	23	61	9	93
Total .......................................................................................	$7,938	$2,389	$254	$10,581
The Group’s commitments for loan funding are disclosed in Note 19.
Note 4 Operating segments
Klarna determines operating segments based on how the Chief Operating Decision Maker (“CODM”)
manages the business, makes operating decisions around the allocation of resources and evaluates
Klarna’s operating performance.
Klarna’s CODM role is fulfilled by the executive officers as a group, who collaboratively assess financial performance and make resource allocation decisions on a consolidated basis. Klarna operates as one operating segment and has one reportable segment.
Geographic Information
Transaction revenue, consumer service revenue and interest income are presented by major geographic regions based upon the billing address of the consumer. Interest income derived from the cash and liquidity management of the Group is based on the geographic location of the financial institution for which financial instruments have been purchased.

	2025	2024	2023
Geographical breakdown
United States .....................................................................................................	$1,243	$850	$609
Germany .............................................................................................................	848	755	620
United Kingdom .................................................................................................	442	348	268
Other countries .................................................................................................	976	858	779
Revenue ...............................................................................................................	$3,509	$2,811	$2,276
No individual country within other countries contributed more than 10% of revenues in 2025.
The following table presents Klarna’s revenue disaggregated by category:

	2025	2024	2023
Transaction revenue ........................................................................................	$2,103	$1,792	$1,531
Consumer service revenue ............................................................................	397	344	237
Gain on sale of consumer receivables .........................................................	73	0	0
Interest income .................................................................................................	937	675	508
Revenue ..............................................................................................................	$3,509	$2,811	$2,276
Transaction revenue
Transaction revenue consists of merchant revenue and advertising revenue. Merchant revenue primarily refers to fees paid by our merchants, generated when consumers transact on our network and also includes interchange revenue and fees for settling disputes.
KLARNA GROUP PLCF-29
Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. During 2025, 2024 and 2023, advertising revenue amounted to $190 million, $180 million and $157 million.
Gain on sale of consumer receivables
During the year ended December 31, 2025, the Company entered into sales agreements of Fair
Financing receivables comprising both an initial sale of existing portfolio and additional forward flow agreements. The total Fair Financing receivables sold during the year was $1.6 billion. These sales of receivables resulted in a gain on sale $73 million, of which $25 million was reclassified from other comprehensive income during 2025. There was no comparable revenue for the year ended December 31,
2024.
Consumer service revenue
Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of certain administrative fees, including reminder fees of $261 million, $254 million and $198 million in 2025,
2024 and 2023, respectively, and other administrative fees, such as fees for issuing one-time cards.
Consumer service revenue also includes subscription revenue of $29 million and $6 million in 2025 and 2024, respectively.
Interest income
The following table presents Klarna’s interest income by category:

Interest income	2025	2024	2023
Fair Financing ....................................................................................................	$617	$383	$318
"Snooze" fees ....................................................................................................	161	128	96
Debt securities ..................................................................................................	134	144	75
Incremental merchant fees ............................................................................	25	20	19
Interest income ..................................................................................................	$937	$675	$508
Interest income includes interest earned when consumers choose to spread the cost of transactions over time through one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental fees earned from certain merchants for providing interest-free promotional loans to their consumers. Interest income also includes interest from debt securities. See Note 8.
Fair Financing includes interest income of $20 million attributable to consumer receivables originated and measured at fair value through OCI during 2025.
Significant customers
For the year ended December 31, 2025, 2024 and 2023, there were no single customers that on an individual level accounted for more than 10% of total revenue.
Klarna’s non-current assets, composed of property and equipment, goodwill, intangible assets and other assets that are expected to be recovered more than twelve months after the reporting period:
KLARNA GROUP PLCF-30

	December 31, 2025	December 31, 2024	December 31, 2023
Non-current assets
Sweden ...............................................................................................................	$1,284	$412	$1,017
Germany .............................................................................................................	180	194	234
United States .....................................................................................................	100	101	155
United Kingdom .................................................................................................	199	167	151
Other countries .................................................................................................	232	326	200
Total non-current assets ...................................................................................	$1,995	$1,200	$1,757
No individual country within other countries made up more than 10% of non-current assets.
Note 5 Cash and cash equivalents
The Group’s cash and cash equivalents consisted of:

	December 31, 2025	December 31, 2024
Cash held at central banks ...........................................................................................................	$2,578	$2,466
Treasury bills held at central banks ............................................................................................	543	272
Other bank deposits .......................................................................................................................	682	505
Total cash and cash equivalents ....................................................................................................	$3,803	$3,243
Cash held at central banks consist of deposits in accounts with central banks under government authority primarily where the (i) the central bank is domiciled and (ii) the balance is readily available.
Note 6 Consumer receivables
Consumer receivables represent amounts due from consumers related to Klarna’s flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables, except those which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-
sell business model (see Note 20), are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses. The below table summarizes consumer receivables for the years ended December 31, 2025 and 2024:

	December 31, 2025
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables ..............................................................................	$4,604	$(272)	$4,332
Pay Later receivables ......................................................................................	6,347	(220)	6,127
Total .....................................................................................................................	$10,951	$(492)	$10,459
KLARNA GROUP PLCF-31

	December 31, 2024
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables ........................................................................	$3,085	$(131)	$2,954
Pay Later receivables ................................................................................	5,388	(201)	5,187
Total ...............................................................................................................	$8,473	$(332)	$8,141
As detailed in Note 2, to measure the ECL of consumer receivables, Klarna assigns outstanding loans to one of three stages based on repayment performance. See Note 2 for more information. The below tables reconcile the Group’s classification of Fair Financing and Pay Later consumer receivables by stage for the opening and closing balances:

Fair Financing receivables	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2025 ..................	$2,893	$140	$53	$3,085
New assets originated or purchased .............................	11,046	98	17	11,161
Assets repaid[1]......................................................................	(9,128)	(385)	(69)	(9,581)
Transfers to stage 1 ............................................................	473	(466)	(7)	—
Transfers to stage 2 ...........................................................	(1,151)	1,166	(15)	—
Transfers to stage 3 ...........................................................	(45)	(320)	364	—
Amounts written off ...........................................................	(26)	(21)	(203)	(249)
Proceeds received from the sale of uncollectible consumer receivables .......................................................	(2)	(11)	(23)	(36)
Other adjustments[2] ............................................................	206	15	4	225
Gross carrying amount as of December 31, 2025 ............	$4,267	$216	$121	$4,604
____________
1  Assets repaid includes the sale of an existing portfolio of Fair Financing receivables within the period
2  Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

Pay Later receivables	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2025 ..................	$5,059	$227	$102	$5,388
New assets originated or purchased .............................	55,477	69	13	55,559
Assets repaid ......................................................................	(53,591)	(1,049)	(183)	(54,823)
Transfers to stage 1 ............................................................	169	(164)	(5)	—
Transfers to stage 2 ...........................................................	(1,795)	1,797	(1)	—
Transfers to stage 3 ...........................................................	(25)	(623)	648	—
Amounts written off ...........................................................	(31)	(21)	(324)	(376)
Proceeds received from the sale of uncollectible consumer receivables .......................................................	—	—	(109)	(109)
Other adjustments[1] ............................................................	673	27	8	708
Gross carrying amount as of December 31, 2025 ............	$5,936	$263	$149	$6,347
____________
1  Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.
KLARNA GROUP PLCF-32

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2024 ..................	$7,753	$497	$144	$8,394
New assets originated or purchased .............................	55,836	163	18	56,017
Assets repaid ......................................................................	(52,841)	(1,730)	(242)	(54,813)
Transfers to stage 1 ............................................................	816	(799)	(17)	—
Transfers to stage 2 ...........................................................	(3,067)	3,080	(13)	—
Transfers to stage 3 ...........................................................	(19)	(784)	803	—
Amounts written off ...........................................................	(27)	(38)	(402)	(467)
Proceeds received from the sale of consumer receivables ..........................................................................	—	(20)	(135)	(155)
Other adjustments .............................................................	(499)	(3)	(1)	(503)
Gross carrying amount as of December 31, 2024 ...........	$7,952	$366	$155	$8,473
The activity in the Group’s allowance for credit losses recognized for Fair Financing and Pay Later consumer receivables, based on the above stage classifications, is detailed in the below table:

Fair Financing receivables	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2025 .......................................	$(69)	$(26)	$(36)	$(131)
New assets originated or purchased .............................	(318)	(20)	(11)	(349)
Assets repaid ......................................................................	227	66	52	345
Transfers to stage 1 ............................................................	(50)	46	4	—
Transfers to stage 2 ...........................................................	109	(117)	8	—
Transfers to stage 3 ...........................................................	1	182	(183)	—
Other movements in ECL allowance ..............................	(29)	(193)	(69)	(291)
Amounts written off ...........................................................	3	9	142	154
Other adjustments[1] ............................................................	(1)	1	—	—
Allowance as of December 31, 2025 .................................	$(127)	$(52)	$(93)	$(272)
____________
1  Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

Pay Later receivables	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2025 .......................................	$(77)	$(57)	$(67)	$(201)
New assets originated or purchased .............................	(383)	(19)	(7)	(409)
Assets repaid ......................................................................	455	126	116	697
Transfers to stage 1 ............................................................	(7)	3	4	—
Transfers to stage 2 ...........................................................	168	(169)	1	—
Transfers to stage 3 ...........................................................	1	345	(346)	—
Other movements in ECL allowance ..............................	(227)	(294)	(99)	(620)
Amounts written off ...........................................................	5	15	313	333
Other adjustments[1] ............................................................	(8)	(6)	(6)	(20)
Allowance as of December 31, 2025 .................................	$(73)	$(56)	$(91)	$(220)
____________
1  Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.
KLARNA GROUP PLCF-33

	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2024 .......................................	$(139)	$(87)	$(85)	$(311)
New assets originated or purchased .............................	(551)	(26)	(15)	(592)
Assets repaid ......................................................................	612	172	162	946
Transfers to stage 1 ............................................................	(54)	44	10	—
Transfers to stage 2 ...........................................................	178	(185)	7	—
Transfers to stage 3 ...........................................................	2	402	(404)	—
Impact on ECL from change in credit risk ....................	(215)	(419)	(143)	(777)
Amounts written off ...........................................................	4	20	365	389
Other adjustments .............................................................	19	(5)	(1)	13
Allowance as of December 31, 2024 .................................	$(144)	$(84)	$(104)	$(332)
Consumer receivables increased primarily as a result of growth in Klarna’s key markets. Loans with contractual amounts of $173 million and $241 million that were written off during 2025 and 2024 are still subject to enforcement activity. Other adjustments within consumer receivables during 2025 primarily relate to the impact of movements in foreign exchange rates on consumer receivables during the year.
Note 7 Settlement and trade receivables
Settlement and trade receivables primarily include receivables from payment solution providers (“PSP receivables”), which arise from timing differences in the settlement process between the cash settlement of a transaction and the derecognition of the associated receivable. Settlement and trade receivables are initially measured at fair value and subsequently measured at amortized cost less an allowance for ECL.
Settlement and trade receivables are composed of:

	December 31, 2025
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Payment service providers receivables	454	(1)	453
Merchant receivables	92	(25)	67
Debt collection receivables	20	—	20
Other receivables	40	—	40
Total	606	(26)	580

	December 31, 2024
	Gross Carrying Amount	Allowance for ECL		Net Carrying Amount
Payment service providers receivables ........................................................	$368	$—	- 1	$368
Merchant receivables .......................................................................................	128	(17)	- 2 5	111
Debt collection receivables .............................................................................	8	—	0	8
Other receivables ...............................................................................................	6	—	0	6
Total .....................................................................................................................	$510	$(17)		$493
The Group applies the simplified approach to calculating the allowance for expected credit losses. The
Group’s provisions for expected credit losses related to merchant receivables are included within general and administrative expense in the consolidated statements of profit or loss. The balances throughout fiscal years 2025 and 2024 for the allowance for expected credit losses related to PSP receivables, debt collection receivables and other receivables were immaterial due to the short-term nature of the
KLARNA GROUP PLCF-34
receivables and low credit risk associated with transacting with large PSPs, debt collection agencies and other counterparties.
Note 8 Debt securities
Debt securities are composed of:

	December 31, 2025	December 31, 2024
Treasury bills chargeable at central banks ...............................................................................	$1,365	$401
Mandatory deposits at central banks .........................................................................................	93	42
Bonds and other interest bearing securities ............................................................................	60	11
Total ...................................................................................................................................................	$1,518	$454
The Group monitors the credit ratings for the securities held throughout the investment holding period.
The allowance for expected credit losses is immaterial due to the credit quality of the issuers and low risk of default.
Mandatory deposits at central banks are held with local central banks for the purpose of satisfying regulatory requirements. These deposits are not available for immediate use to support the Company’s day-to-day operations.
Note 9 Leases
Klarna’s leases are primarily composed of office facilities and IT office equipment with various expiration dates through December 2031. We have the option to renew or extend our leases, and certain agreements also provide the option to terminate with prior written notice. As of December 31, 2025 and
December 31, 2024, we have not included these provisions in determining the lease term, as it is not reasonably certain that these options will be exercised.
During 2025, 2024 and 2023, Klarna recognized impairment loss of $16 million, $6 million and $32 million, respectively, related to the early termination of certain lease agreements for office space. Refer to
Note 12 for additional information regarding right-of-use assets.
The following table presents lease expenses and expenses for short-term and low-value leases recognized in 2025, 2024 and 2023:

	2025	2024	2023
Depreciation of right-of-use assets ..............................................................	(15)	(16)	(28)
Impairments of right-of-use assets ...............................................................	(16)	(6)	(32)
Interest expense for lease liabilities .............................................................	(2)	(3)	(4)
Total right-of-use lease cost .............................................................................	(33)	(25)	(64)

Expenses relating to short-term leases .......................................................	(9)	(10)	(7)
Total short-term and low-value leases ............................................................	(9)	(10)	(7)
Note 10 Divestitures
There were no divestitures in 2025.
KLARNA GROUP PLCF-35
On October 1, 2024, the Group completed the divestment of Klarna Checkout (“KCO”), its online checkout solution, to a consortium of investors. This transaction allows Klarna to focus on its flexible payment methods and partner more closely with payment service providers.
KCO was a shopping solution providing consumers and merchants with a personalized shopping experience. KCO provided several different payment options as well as Klarna’s proprietary products and other offerings from, or supported by, third-party payment option providers. KCO had approximately 24 thousand merchants.
The Group received cash proceeds of $195 million and recognized a net gain of $171 million within other income in our statements of profit and loss as a result of the sale in 2024.
In addition, further cash proceeds up to a maximum of $28 million may be receivable contingent upon the disposed operation achieving certain performance criteria in 2026 and 2027. At the time of the sale and through December 31, 2025, Klarna had not recognized any contingent consideration.

October 1, 2024
Consideration received or receivable: ......................................................................................................................
Cash ...............................................................................................................................................................................	$195
Fair value of contingent consideration ...................................................................................................................	—
Less: transaction costs ..............................................................................................................................................	(4)
Total disposal consideration ......................................................................................................................................	191
Carrying amount of net assets sold .........................................................................................................................	(20)
Gain on sale before income tax and reclassification of foreign currency translation reserve ..........................	171
Gain on sale after income tax .....................................................................................................................................	$171
The carrying amounts of net assets sold primarily consisted of goodwill of $20 million allocated to KCO using a relative value approach, settlement and trade receivables of $4 million, other assets of $1 million, cash and cash equivalents of $8 million, accounts payable and accrued expenses related to payment fees, payroll, social charges among others of $2 million, payables to merchants of $56 million and other liabilities of $4 million. In connection with the disposal, the former eliminated intercompany receivables became external, impacting the consolidated financial net assets by $49 million.
Klarna determined that the operation of KCO did not meet the criteria to be classified as discontinued
operations under IFRS as it was not a major business line or a geographic area of operations and KCO’s operations or cash flows have historically not been clearly distinguishable.
Note 11 Goodwill and Intangible assets
Klarna’s intangible assets include capitalized development expenses and assets acquired as a result of its business combinations. As of December 31, 2025 and 2024, goodwill and intangible assets consisted of the following:
KLARNA GROUP PLCF-36

	Goodwill	Trademarks, Tradenames & Licenses	Capitalized development expenses	Other intangible assets	Total
Cost as of January 1, 2025 ...............................	$626	$117	$451	$287	$1,481
Additions ...........................................................	—	—	27	—	27
Sales/disposals ...............................................	—	—	—	—	—
Currency translation difference ..................	72	22	88	42	224
Cost as of December 31, 2025 .........................	$698	$139	$566	$329	$1,732

Amortization as of January 1, 2025 ................	$—	$(32)	$(266)	$(112)	$(410)
Amortization for the year ..............................	—	(5)	(69)	(14)	(88)
Sales/disposals ...............................................	—	—	—	—	—
Currency translation difference ..................	—	(6)	(54)	(12)	(72)
Amortization as of December 31, 2025 ..........	$—	$(43)	$(389)	$(138)	$(570)

Impairment as of January 1, 2025 ...................	$(13)	$(8)	$(47)	$(14)	$(82)
Impairment for the year ................................	—	—	(2)	—	(2)
Sales/disposals ...............................................	—	—	—	—	—
Currency translation difference ..................	—	(1)	(9)	—	(10)
Impairment as of December 31, 2025 ............	$(13)	$(9)	$(58)	$(14)	$(94)

Carrying amount as of December 31, 2025 ...	$685	$87	$119	$177	$1,068

	Goodwill	Trademarks, Tradenames & Licenses	Capitalized development expenses	Other intangible assets	Total
Cost as of January 1, 2024 ................................	$680	$127	$468	$313	$1,588
Additions ............................................................	—	—	44	—	44
Sales/disposals ................................................	(20)	—	(21)	(5)	(46)
Currency translation difference ...................	(34)	(10)	(40)	(21)	(105)
Cost as of December 31, 2024 .........................	$626	$117	$451	$287	$1,481

Amortization as of January 1, 2024 .................	$—	$(21)	$(226)	$(94)	$(341)
Amortization for the year ...............................	—	(13)	(71)	(26)	(110)
Sales/disposals ................................................	—	—	10	3	13
Currency translation difference ...................	—	2	21	5	28
Amortization as of December 31, 2024 ...........	$—	$(32)	$(266)	$(112)	$(410)

Impairment as of January 1, 2024 ...................	$(13)	$(8)	$(25)	$(1)	$(47)
Impairment for the year .................................	—	—	(36)	(13)	(49)
Sales/disposals ................................................	—	—	11	—	11
Currency translation difference ...................	—	—	3	—	3
Impairment as of December 31, 2024 .............	$(13)	$(8)	$(47)	$(14)	$(82)

Carrying amount as of December 31, 2024 ....	$613	$77	$138	$161	$989
As of December 31, 2025, the Group’s goodwill primarily related to goodwill originated from acquisitions in 2021 and 2022, including PriceRunner Group AB, Stocard GmbH and Sofort GmbH.
KLARNA GROUP PLCF-37
Impairment testing of Goodwill and Intangible assets
The Group conducted its annual goodwill impairment test as of October 1, 2025. No impairment losses were identified, as the recoverable amount, measured as value in use, exceeded the carrying amount.
The impairment test is performed at the operating segment level, which is the lowest level at which goodwill is monitored and assessed for internal management purposes, by comparing the carrying amount of the net assets, including goodwill, with the recoverable amount.
In 2025 and 2024, the Group assessed impairment by calculating value in use, based on estimated future financials from the operating segment. The Group uses a two-year forecast based on its business plan which is extrapolated out to a five-year timeframe. Cash flows beyond the five-year period are determined using an estimated terminal growth rate of 3.5% . Key assumptions and inputs include discount rate, growth rate and profitability. The discount rate used in 2025 and 2024 was 11.2% and 12.5%, respectively.
On October 1, 2024, the Group completed the divestment of KCO to a consortium of investors, to which goodwill of $20 million was allocated using a relative value approach. See Note 10.
Note 12 Property and equipment
The Group’s property and equipment primarily includes equipment, tools, furniture and fittings, computer equipment and leasehold improvements related to its office spaces. The Group includes its right-of-use assets within property and equipment. Refer to Note 9 for additional information regarding the
Group’s leases.
Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method by applying various useful lives to each class of property and equipment. At December 31, 2025 and 2024, property and equipment consisted of the following:
KLARNA GROUP PLCF-38

	Leasehold improvements	Equipment	Right-of-use assets	Total
Cost value as of January 1, 2025 ........................................	12	53	178	243
Additions ..............................................................................	—	3	—	3
Sales/disposals ...................................................................	—	(2)	(7)	(9)
Remeasurement .................................................................	—	—	(3)	(3)
Currency translation difference ......................................	2	9	31	42
Cost value as of December 31, 2025 ..................................	14	63	199	276

Depreciation as of January 1, 2025 ...................................	(9)	(39)	(77)	(125)
Depreciation for the year .................................................	—	(3)	(15)	(18)
Sales/disposals ...................................................................	—	1	7	8
Currency translation difference ......................................	(1)	(7)	(16)	(24)
Depreciation as of December 31, 2025..............................	(10)	(48)	(101)	(159)

Impairment as of January 1, 2025 ......................................	(1)	(3)	(29)	(33)
Impairment for the year ....................................................	(3)	(2)	(16)	(21)
Sales/disposals ...................................................................	—	—	—	—
Currency translation difference ......................................	—	(1)	(2)	(3)
Impairment as of December 31, 2025 ................................	(4)	(6)	(47)	(57)

Carrying amount as of December 31, 2025 .......................	—	9	51	60

	Leasehold improvements	Equipment	Right-of-use assets	Total
Cost value as of January 1, 2024 .........................................	$14	$60	$226	$300
Additions ...............................................................................	—	1	—	1
Sales/disposals ...................................................................	(1)	(4)	(31)	(36)
Remeasurement ..................................................................	—	—	(1)	(1)
Currency translation difference ......................................	(1)	(4)	(16)	(21)
Cost value as of December 31, 2024 ..................................	$12	$53	$178	$243

Depreciation as of January 1, 2024 ....................................	$(10)	$(38)	$(95)	$(143)
Depreciation for the year ..................................................	(1)	(7)	(16)	(24)
Sales/disposals ...................................................................	1	3	27	31
Currency translation difference ......................................	1	3	7	11
Depreciation as of December 31, 2024 ..............................	$(9)	$(39)	$(77)	$(125)

Impairment as of January 1, 2024 ......................................	$(2)	$(3)	$(30)	$(35)
Impairment for the year ....................................................	—	—	(6)	(6)
Sales/disposals ...................................................................	—	—	3	3
Currency translation difference ......................................	1	—	4	5
Impairment as of December 31, 2024 ................................	$(1)	$(3)	$(29)	$(33)

Carrying amount as of December 31, 2024 .......................	$2	$11	$72	$85
KLARNA GROUP PLCF-39
Note 13 Other assets
Other assets consisted of the following:

	December 31, 2025	December 31, 2024
Current tax assets ...........................................................................................................................	$18	$21
VAT receivables ..............................................................................................................................	41	37
Commercial agreement assets ....................................................................................................	155	65
Derivatives ........................................................................................................................................	21	10
Accrued income ..............................................................................................................................	70	78
Prepaid expenses ...........................................................................................................................	49	28
Equity investments .........................................................................................................................	15	24
Collateral for derivatives ...............................................................................................................	14	69
Securitization partner receivable ................................................................................................	54	—
Other receivables ............................................................................................................................	50	32
Total ...................................................................................................................................................	$487	$364
During 2025, we granted warrants to certain partners in relation to the commercial agreements, of which we recognized $85 million under commercial assets related to the fair market value of the service to be amortized over the period of the agreement over which the related services are expected to be received. As of December 31, 2025, $75 million of this balance was outstanding under commercial agreement assets. Refer to Note 22 for details.
Note 14 Notes payable and other borrowings
As of December 31, 2025 and 2024, notes payable and other borrowings consisted of the following:

	December 31, 2025	December 31, 2024
Liabilities to financial institutions ................................................................................................	$163	$132
Commercial papers ........................................................................................................................	84	13
Derivatives ........................................................................................................................................	13	61
Senior unsecured bonds ...............................................................................................................	326	136
Subordinated liabilities ..................................................................................................................	184	171
Warehouse financing facility ........................................................................................................	589	—
Total ...................................................................................................................................................	$1,359	$513
____________
1  The warehouse financing facility refers to issued credit-linked notes (“CLNs”), see Note 16.
Liabilities to financial institutions
Liabilities to financial institutions represent borrowings and financing arrangements with external financial institutions. These liabilities primarily include a bilateral loan, prefunding agreements and liabilities that arise from collateral or margin placed on derivative transactions.
Senior unsecured bonds
Klarna has established a Swedish Medium Term Note Program (the “SMTN”) and  Euro Medium Term
Note Program (the “EMTN”). Under both programmes Klarna Bank AB and Klarna Holding AB issue notes that qualify as Senior Unsecured Bonds and Subordinated liabilities.
KLARNA GROUP PLCF-40
Under the terms of the SMTN, Klarna may issue up to an amount that is not to exceed SEK10 billion which approximates $1.1 billion as of December 31, 2025.
Under the terms of the EMTN, Klarna may issue notes up to an amount that is not to exceed
EUR3 billion which approximates $3.1 billion as of December 31, 2025.
The medium term notes are initially recorded at fair value based upon proceeds received, net of issuance costs and subsequently accounted for at amortized cost with interest expense recognized within funding costs in the consolidated statements of profit or loss.
On March 21, 2024, the Group issued SEK500 million (equated to $49.5 million at the date of issuance)
of senior unsecured bonds due in 2026 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 2.5% per annum.
On June 24, 2024, the Group issued SEK750 million (equated to $74.2 million at the date of issuance) of senior unsecured bonds due in 2026 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.8% per annum.
On June 24, 2024, the Group issued SEK250 million (equated to $24.7 million at the date of issuance) of senior unsecured bonds due in 2027 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 2.1% per annum.
On June 18, 2025, the Group issued SEK600 million (equated to $65 million at the date of issuance) of senior unsecured bonds due in 2027 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.6% per annum.
On June 18, 2025, the Group issued SEK900 million (equated to $98 million at the date of issuance) of senior unsecured bonds due in 2028 under the EMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.8% per annum.
During 2025, 2024 and 2023, a total of nil, $34 million and $66 million, respectively, of notes issued under the SMTN matured. In 2025, no notes were repurchased and in 2024, an aggregate of $8 million of notes issued under the SMTN were repurchased.
The notes are senior unsecured obligations of Klarna and rank equally in right of payment to all of
Klarna’s existing and future senior debt and senior in right of payment to all of Klarna’s existing and future subordinated debt. In 2025, 2024 and 2023, the Group recognized $10 million, $5 million and $4 million, respectively, of interest expense related to senior unsecured bonds, which are included within funding costs in the consolidated statements of profit or loss.
Subordinated liabilities
Subordinated liabilities consist of Tier 2 securities (“Tier 2 Notes” or “Subordinated liabilities”) which are floating rate subordinated securities with a fixed redemption date. The securities rank senior in right of payment to any liabilities or capital instruments of the issuer which constitute CET1 capital or Additional
Tier 1 capital, as defined in Note 21, and junior in right of payment to all of depositors, any unsubordinated creditors or any subordinated creditors of the issuer whose rights are expressed to rank in priority to the noteholders by statute or regulation. The securities rank pari passu with any liabilities or capital instruments of the issuer which constitute Tier 2 capital and any other liabilities or capital instruments that rank, or are expressed to rank, equally with the securities. As of December 31, 2025, all outstanding Tier 2 securities were issued by Klarna Holding AB.
The Tier 2 Notes bear a variable rate of interest consisting of a reference rate plus a margin ranging from 7.0% to 7.5% until the redemption date. Interest on the securities is due and payable on a quarterly basis. The securities are redeemable by the Company at any time during the initial call period, which is the fifth anniversary from the initiation issue date, or at any interest payment date falling after the initial call
KLARNA GROUP PLCF-41
period, subject to permission from the SFSA. The Company is required to redeem all outstanding Tier 2
Notes on the final redemption date, as specified in the terms of the applicable agreement.
The Tier 2 Notes were determined to be liability classified under IAS 32 “Financial Instruments:
Presentation” and are initially recorded at fair value based upon proceeds received, net of issuance costs and subsequently accounted for at amortized cost with interest expense recognized within funding costs in the consolidated statements of profit or loss.
On May 16, 2023, Klarna Holding AB issued SEK 500 million (equated to $50 million at the date of issuance) of subordinated notes due 2033. The notes have a floating coupon rate corresponding to three-
month STIBOR plus 7.5% per annum. The notes have a first call date of May 16, 2028.
On August 16 2023, Klarna Holding AB issued SEK 250 million (equated to $25 million at the date of issuance) of subordinated notes due 2033. The notes have a floating coupon rate corresponding to three-
month STIBOR plus 7.5% per annum. The notes were issued in a private placement and have a first call date of August 16, 2028.
On April 19, 2024, Klarna Holding AB issued $100 million of subordinated notes due 2034 under the
EMTN. The notes have a floating coupon rate corresponding to SOFR plus 7% per annum. The notes were issued in a private placement and have a first call date of August 16, 2028.
Note 15 Other liabilities
The Group’s other liabilities as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
Lease liabilities ................................................................................................................................	$80	$87
Commercial agreement liabilities ................................................................................................	40	31
Income and payroll tax payables .................................................................................................	28	32
Provisions ..........................................................................................................................................	13	6
Card scheme liabilities ...................................................................................................................	54	46
Payable to SPV[1] ...............................................................................................................................	44	15
Other liabilities .................................................................................................................................	99	38
Total ...................................................................................................................................................	$358	$255
____________
1  Refer to Note 16 for further details on payable to SPV.
Lease liabilities
For information on the contractual maturity of lease liabilities refer to Note 9.
Commercial agreement liabilities
Commercial agreement liabilities represent unpaid costs relating to commercial agreement assets.
Provisions
The Group recognizes provisions for present obligations arising from past events when payment of the obligations is probable and can be reliably estimated. Provisions primarily consist of consumer refund commitment, and pending legal and tax litigation. Changes in provisions were immaterial in 2025 and 2024.
Klarna offers a Buyer Protection Policy, pursuant to which the Group reimburses consumers in certain circumstances, including where a merchant does not adequately resolve a purchase return for purchases
KLARNA GROUP PLCF-42
made using a Klarna payment method. The Group recognizes a provision for the expected unrecovered portion of such reimbursements. The total gross transaction value covered by the Buyer Protection Policy as at December 31, 2025 and 2024 was $889 million and $778 million, respectively, which, while not representing a liability, contingent liability, or commitment, represents the underlying exposure used in measuring the related provision.
From time to time, we are involved in various legal, arbitration, dispute and administrative proceedings arising in the ordinary course of our business where the probability of an outflow is considered remote. If, contrary to the Group’s expectations, a future obligation were to arise from such matters pending as of
December 31, 2025, the aggregate outcomes could total up to potential of $130 million.
Card scheme liabilities
Card scheme liabilities relate to card processing fees owed by the Company to card payment networks or third parties for facilitating and processing transactions.
Note 16 Structured entities
Klarna enters into arrangements with structured entities, and consolidates such entities where it has power over key activities and exposure and ability to influence its own returns, and does not consolidate such entities where those conditions are not me.
Consolidated structured entities
Warehouse financing facility
During 2025 Klarna entered into a warehouse financing facility with an institutional lender, as the funder, and Klarna Bank AB, a subsidiary of Klarna Group plc, as the borrower, under which the consolidated SPV issues credit-linked notes (“CLNs”) to the funder and advances the proceeds to Klarna, which in turn pledges specified pools of consumer receivables as collateral, see Note 19. Credit risk for the
Reference Pool is separated into two tranches: a junior tranche retained by Klarna and a senior tranche transferred to the funder through the consolidated SPV. The CLNs are recognized within Notes Payables and Other Borrowings, see Note 14, and are classified and measured at amortized cost using the effective interest method. Interest and senior expenses related to the facility are recognized within funding costs.
Employee benefit trust
Klarna has established an employee benefit trust to facilitate and meet obligations to employees in relation to share-based remuneration arrangements. See Note 22.
Unconsolidated structured entities
Synthetic securitizations
Klarna enters into synthetic securitization transactions with unconsolidated SPVs, where it economically transfers a portion of credit risk for certain pools of consumer receivables (the “referenced pools”) with the primary objective to lower the regulatory capital risk weights of the underlying assets.
Credit risk for each referenced pool is separated into three tranches: junior, mezzanine and senior. The
Company retains the risk for the junior and senior tranches and transfers risk for the mezzanine tranche to the SPV. The SPV then issues credit-linked notes to investors.
While Klarna pays a fee, recognized as incurred in funding costs, see Note 18, Klarna is not exposed to variability in the returns of the SPVs involved in the synthetic securitization transactions. The premiums paid by Klarna are structured to mitigate, rather than introduce, variability of returns within the reference
KLARNA GROUP PLCF-43
portfolio. Furthermore, Klarna is not considered the sponsor of the SPVs, as their management and operations are exclusively conducted by independent external service providers.
The Company incurred fees of $30.7 million, $32.3 million and $21.9 million for 2025, 2024 and 2023, respectively, in connection with such transactions. The total consumer receivable pool was $1.3 billion, $2.1 billion and $1.7 billion as of December 31, 2025, 2024 and 2023, respectively.
Forward flow securitizations
Klarna entered into forward flow loan sale arrangements with unconsolidated SPVs whereby specified pools of eligible consumer receivables were transferred to the SPVs. Klarna derecognized these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards.
These agreements are fixed-term in nature, with commitment periods ranging from two to three years, during which Klarna sells eligible Fair Financing and Pay Later receivables shortly after origination. The purchasing counterparty is committed to purchase all eligible loans offered up to its commitment amount, which varies between approximately $750 million and $1 billion measured by the outstanding balance of purchased receivables.
The following table shows the carrying amount of Klarna’s recorded interest in its consolidated balance sheet as at December 31, 2025 and 2024, and represented the maximum exposure to risk associated with its interest in the unconsolidated structured entities. The maximum exposure reflects the total potential loss the Group could incur from its involvement, regardless of the likelihood of that loss being incurred.

	December 31, 2025	December 31, 2024
Consumer receivables at fair value through OCI .....................................................................	$386	$—
Consumer receivables at fair value through profit and loss .................................................	400	2
Pledged assets under forward flow arrangements[1] .................................................................	—	2
Total assets .......................................................................................................................................	$786	$4
Payable to SPV[2] ...............................................................................................................................	44	15
Total liabilities ...................................................................................................................................	$44	$15
____________
1  The pledged assets are included within bonds and other interest-bearing securities, see Note 19.
2  The Company’s payable to SPV are included within other liabilities, see Note 15.
The total consumer receivables originated at fair value through profit and loss or at fair value through
OCI during 2025 totaled $18 billion, of which $786 million was unsold as of December 31, 2025. During 2024,
$3.3 billion was originated, of which $2 million was unsold as of December 31, 2024. See Note 20.
Following the transfer of consumer receivables Klarna typically continues to service the sold receivables on behalf of the SPVs for a servicing fee. The Company earned servicing income of $12.2 million and $1.6 million for 2025 and 2024, respectively, recognized within Transaction and service revenue related to derecognized receivables. The servicing fees were commensurate with market rates and did not expose Klarna to credit losses beyond its contractual entitlements. The servicing arrangement did not constitute a form of retained interest that precluded derecognition.
As of December 31, 2025 and 2024, an aggregated balance of $2.94 billion and $867 million, respectively, in sold receivables was recognized by the unconsolidated SPVs.
In addition, we may experience a loss due to future repurchase obligations resulting from breaches in representations and warranties in our securitization and third-party sale agreements. This amount was not material as of December 31, 2025 and 2024.
KLARNA GROUP PLCF-44
Note 17 Funding costs
The Group’s funding costs for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Consumer deposits	$(330)	$(343)	$(190)
Fair value adjustment on loans sold and held for sale	(163)	(30)	—
Other cost of securitisations	(32)	(34)	(22)
Interest-bearing securities	(30)	(26)	(24)
Liabilities to credit institutions	(30)	(17)	(13)
Subordinated liabilities	(19)	(17)	(6)
Other funding costs	(63)	(36)	(42)
Total	$(667)	$(503)	$(297)
Fair value adjustment on loans sold and held for sale relates to Pay Later receivables originated within the business model originate to sell and measured at FVTPL. See Note 16 .
Note 18 Derivatives
The Group enters into derivative financial instruments to manage its interest rate and foreign exchange risk. Derivative instruments are initially and subsequently measured at fair value with changes to fair value recognized immediately within funding costs in the consolidated statements of profit or loss.
When the fair value of derivative instruments is positive, they are carried as assets and carried as liabilities when their fair value is negative.
As of December 31, 2025 and 2024, Klarna had entered into derivatives with the gross nominal amount of $8.3 billion and $7.4 billion, respectively. The Group’s derivatives are composed of:

December 31, 2025
	Fair value		Nominal amount
Derivatives designated in a hedged relationship	Positive	Negative
Interest rate swaps ...........................................................................................	$2	$(1)	$2,883
Total .....................................................................................................................	$2	$(1)	$2,883

	Fair value		Nominal amount
Derivatives not designated in a hedged relationship	Positive	Negative
Currency forwards ............................................................................................	$20	$(12)	$5,413
Total .....................................................................................................................	$20	$(12)	$5,413
KLARNA GROUP PLCF-45

December 31, 2024
	Fair value		Nominal amount
Derivatives designated in a hedged relationship	Positive	Negative
Interest rate swaps ...........................................................................................	$4	$(1)	$3,805
Total .....................................................................................................................	$4	$(1)	$3,805

	Fair value		Nominal amount
Derivatives not designated in a hedged relationship	Positive	Negative
Currency forwards ............................................................................................	$6	$(60)	$3,588
Total .....................................................................................................................	$6	$(60)	$3,588
Foreign exchange derivatives
Foreign exchange derivatives are not designated in a hedge accounting relationship and had contractual maturities within six months of December 31, 2025 and four months of December 31, 2024, respectively.
Derivatives designated in a hedge relationship
Fair value hedges
The Group holds short- and medium-term consumer deposits which are subject to changes in fair value due to fluctuations in the underlying interest rate benchmark, which is typically the most significant component of the overall fair value change. The Group uses interest rate swaps as the hedging instrument to reduce the impact of fair value changes in the consumer deposits (hedged item) due to changes in the underlying interest rate benchmark.
For hedges of interest rate risk, ineffectiveness can arise due to mismatches of critical terms and/or the use of different curves to discount the hedged item and instrument, as in, for example, a mismatch between the reset frequency of the swap and the benchmark frequency.

December 31, 2025
		Carrying amount		Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in funding costs
Fair value hedges: Hedging instrument and ineffectiveness	Nominal amount	Positive	Negative
Interest rate risk .........................	$2,883	$2	$(1)	$(3)	$—
Total ..............................................	$2,883	$2	$(1)	$(3)	$—

December 31, 2024
		Carrying amount		Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in funding costs
Fair value hedges: Hedging instrument and ineffectiveness	Nominal amount	Positive	Negative
Interest rate risk .........................	$3,805	$4	$(1)	$(5)	$—
Total ..............................................	$3,805	$4	$(1)	$(5)	$—

	December 31, 2025	December 31, 2024
Fair value hedges: Designated hedged item
Consumer deposits .....................................................................................................................	$2,883	$3,805
Of which: the accumulated amount of fair value adjustment ..........................................	$(1)	$6
KLARNA GROUP PLCF-46

	Maturity 2025			Maturity 2024
	Within 3 months	> 3 months and < 12 months	> 12 months	Within 3 months	> 3 months and < 12 months	> 12 months
Fair value hedges: Maturity of the nominal amount of the hedge instrument
Interest rate risk ..............................................	$898	$1,557	$428	$833	$2,000	$972
Average fixed interest rate ...........................	2.2%	1.9%	1.9%	3.5%	2.8%	2.2%
Note 19 Pledged assets, guarantees and commitments
Pledged assets
The Group pledges certain assets to be used as collateral to secure specific financial obligations. The pledged assets include certain consumer receivables, other receivables, treasury bills and other interest-
bearing securities. These assets are subject to claims by creditors in the event of default on the associated liabilities. The following table provides details of the Group’s pledged assets.

	December 31, 2025	December 31, 2024
Pledged assets
Assets pledged for own liabilities
Pledged consumer receivables ....................................................................................................	$2,319	$—
Pledged treasury bills chargeable at central banks, etc., and pledged bonds and other interest-bearing securities .................................................................................................	2	2
Other pledged assets .....................................................................................................................	13	3
Total ...................................................................................................................................................	$2,334	$5
Assets pledged for own liabilities consists of consumer receivables which have been used to secure the borrowings under the warehouse financing facility.
Commitments and guarantees

	December 31, 2025	December 31, 2024
Commitments for loan funding ....................................................................................................	$3,963	$1,655
Guarantees .......................................................................................................................................	—	—
Total ...................................................................................................................................................	$3,963	$1,655
Commitment to fund loans as at December 31, 2025 amounted to USD3,963m (1,655m). The Group’s commitments for loan funding increased in 2025 compared with 2024, reflecting continued growth in the
Norwegian market. In Norway, regulation requires the Group to set and communicate an individual credit limit to each customer. The undrawn portion of the approved limit constitutes a loan commitment.
The Company’s commitments were primarily classified as Stage 1 with immaterial impacts to provisions as of December 31, 2025 and 2024. Refer to Note 15 for further details on the Company’s provisions.
KLARNA GROUP PLCF-47
Note 20 Fair value measurement of financial assets and liabilities
The following table shows the Group’s financial assets and liabilities measured at fair value on a recurring basis and identifies which of the three valuation levels the assets and liabilities have been classified into as of December 31, 2025 and 2024. For description of the fair value levels, see Note 2. No transfers between levels have been made during 2025 or 2024.

	December 31, 2025
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Consumer receivables at fair value through P&L ..	—	—	400	400
Consumer receivables at fair value through OCI ..	—	—	386	386
Derivatives .....................................................................	$—	$21	$—	$21
Equity investments .......................................................	7	—	8	15
Total financial assets .....................................................	$7	$21	$794	$822
Liabilities
Derivatives .....................................................................	$—	$13	$—	$13
Convertible notes .........................................................	—	—	—	—
Total financial liabilities .................................................	$—	$13	$—	$13

	December 31, 2024
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Consumer receivables at fair value through OCI ..	$—	$—	$—	$—
Consumer receivables at fair value through P&L ..	—	—	2	2
Derivatives .....................................................................	—	10	—	10
Equity investments .......................................................	9	—	15	24
Total financial assets .....................................................	$9	$10	$17	$36
Liabilities
Derivatives .....................................................................	$—	$61	$—	$61
Convertible notes .........................................................	—	—	—	—
Total financial liabilities .................................................	$—	$61	$—	$61
The Group’s methodology to measure fair value of these financial assets and liabilities is presented below.
Consumer receivables at fair value through profit and loss or at fair value through other comprehensive income (OCI)
Consumer receivables at fair value through profit and loss refers to specified pools of eligible consumer receivables which are managed within a business model whose objective is to originate and sell, as part of the Company’s forward flow transaction. See Note 16 .
Consumer receivables at fair value through other comprehensive income refers to specified pools of eligible consumer receivables which are managed within a hold-to-collect-and-sell business model, under which cash flows are realized through both the collection of contractual principal and interest and the sale of receivables, as part of the Company’s forward flow transaction. See Note 16 .
Fair value is determined using a discounted cash flow methodology that projects  contractual cash flows over the remaining life of the instruments. Cash flows are adjusted for unobservable inputs, including a weighted-average lifetime probability of default, conditional loss given default, and prepayment rates reflecting an average modeled probability, based on portfolio-level assumptions
KLARNA GROUP PLCF-48
applied at the reporting date are classified within Level 3 of the fair value hierarchy.. This consistent with the overall policy outlined in Note 2. The cash flows are discounted using observable zero-coupon rates, plus a portfolio-specific credit spread applied as a margin over the risk-free curve.
Derivatives
Derivatives fair value is estimated using third-party pricing models, which contain input parameters based on readily observable market data sources when available.
Equity investments
Equity investments comprise investments in listed and unlisted companies. Equity investments fair value is based on quoted market prices where available or valuation techniques using unobservable data. Level 3 equity investments represented investment in unlisted shares for which limited information was available. For these unlisted shares, the fair value is generally estimated using business enterprise values based on market transactions or by applying market multiples to the projected financial performance of the investments. The significant inputs to estimate fair value include the identification of peer groups, discount rates and revenue projections.
Movements in Level 3
The following tables show a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities which are recorded at fair value.

	Financial assets
	Equity investments	Consumer receivables at fair value through P&L	Consumer receivables at fair value through OCI
Balance as of January 1, 2024 .....................................................................	$26	$—	$—
Receivables originated to be sold ...........................................................	—	3,261	—
Gain/(loss) in statement of profit or loss (1) ..........................................	(11)	(30)	—
of which: unrealized gain/(loss) ...............................................................	(11)	—	—
of which: realized gain/(loss) ....................................................................	—	(30)	—
Receivables sold to third parties .............................................................	—	(3,229)	—
Balance as of December 31, 2024 ...............................................................	$15	$2	$—
Receivables originated to be sold	—	17,246	1,147
Receivables sold to third parties .............................................................	—	(16,684)	(465)
Consumer receivables repaid ..................................................................	—	—	(333)
Gain/(loss) in statement of profit or loss[1] ..............................................	(7)	(164)	37
of which: unrealized gain/(loss) ...............................................................	(7)	—	12
of which: realized gain/(loss) ....................................................................	—	(164)	25
Balance as of December 31, 2025 ...............................................................	$8	$400	$386
____________
1  Fair value gains and losses recognized in the statement of profit or loss are included in other income (loss).
Financial assets and liabilities measured at amortized cost
The following tables show the fair value of financial instruments carried at amortized cost. They do not include financial assets and financial liabilities not measured at fair value where the carrying amount approximates fair value, which includes cash and cash equivalents, loans to credit institutions
(included in debt securities), consumer receivables, settlement and trade receivables, payables to
KLARNA GROUP PLCF-49
merchants, repurchase agreement liabilities (included in notes payable and other borrowings) and other liabilities.

Financial Instruments	December 31, 2025
Assets	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Treasury bills chargeable at central banks .................................	$1,908	$1,909	$—	$—	$1,909
Bonds and other interest bearing securities .........................	60	60	—	—	60
Total financial assets .....................	$1,968	$1,969	$—	$—	$1,969
Liabilities
Consumer deposits .......................	$13,003	$—	$13,188	$—	$13,188
Subordinated liabilities ................	184	—	206	—	206
Senior unsecured bonds .............	326	—	327	—	327
Commercial papers ......................	84	—	84	—	84
Total financial liabilities .................	$13,597	$—	$13,806	$—	$13,805

Financial Instruments	December 31, 2024
Assets	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Treasury bills chargeable at central banks ..................................	$673	$668	$—	$—	$668
Bonds and other interest bearing securities ..........................	11	11	—	—	11
Total financial assets ......................	$684	$679	$—	$—	$679
Liabilities
Consumer deposits ........................	$9,510	$—	$9,671	$—	$9,671
Subordinated liabilities .................	171	—	175	—	175
Senior unsecured bonds ..............	136	—	136	—	136
Commercial papers .......................	13	—	14	—	14
Total financial liabilities ..................	$9,830	$—	$9,996	$—	$9,996
Treasury bills chargeable at central banks and bonds and other interest-bearing securities, included within debt securities in the consolidated balance sheet are valued in terms of the active market prices.
The calculation of fair value of consumer deposits is based on Level 2 input using observable market data. Consumer deposits are grouped into maturity buckets and thereafter the net present value is calculated based on the remaining maturity and the corresponding interest rate.
The table below represents net results from categories of the following financial instruments for the years ending December 31, 2025 and 2024.

	2025	2024
Financial instruments mandatory measured at fair value through profit or loss .......	$(127)	$(152)
Financial assets measured at amortized cost ....................................................................	$2,567	2,091
Financial liabilities measured at amortized cost ...............................................................	$(611)	(527)
Currency exchange gains/losses ..........................................................................................	$(102)	78
Total .............................................................................................................................................	$1,726	$1,490
KLARNA GROUP PLCF-50
Note 21 Issued capital and reserves
Share capital
Share capital includes the nominal value of ordinary shares, Class B shares and deferred shares issued and outstanding. The excess of the consideration received from issuance of shares over their nominal value is recognized as additional paid in capital.
On May 23, 2024, Klarna Holding AB (publ) completed a reorganization, which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization.
As at December 31, 2025, our issued and outstanding share capital consists of 377,507,910 ordinary shares and 328,136,589 Class B shares as per below table:

	Ordinary shares	Class B shares	Class C shares	Deferred shares	Deferred shares	Deferred shares	Deferred shares
Nominal value	$0.00010	$0.00010	$0.00010	$0.00073	$11.35013	$0.28000	$0.00010
As of January 01, 2024	364,018,908	—	—	364,018,908	—	—	—
Shares issued	1,277,664	—	—	1,277,664	—	1	—
As of December 31, 2024	365,296,572	—	—	365,296,572	—	1	—
Shares issued	12,211,338	369,911,294	—	257,772	369,911,294	—	—
Redesignation		(41,774,705)					41,774,705
Capital reduction	—		—	(365,554,344)	(369,911,294)	(1)	(41,774,705)
As of December 31, 2025	377,507,910	328,136,589	—	—	—	—	—
On June 30, 2025, the board of directors of the Company was granted the authority from our shareholders to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $367,502.51, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Company’s annual general meeting to be held in 2026 (or, if earlier, on June 30, 2026).
The holders of ordinary shares are entitled to one vote per share on all matters to be voted upon by the shareholders, are entitled to receive ratably such dividends, if any, as may be approved from time to time by the Board of Directors out of funds legally available for such dividends, and in the event of liquidation, dissolution or winding-up of Klarna Group plc, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of
Each Class B share will be entitled to ten votes per share but will have no dividend or other effective economic rights. Class B shares are not transferable. Following certain transfers of interests in our ordinary shares by holders of our Class B shares or their affiliates, a related number of their Class B shares will automatically convert into deferred shares, which have no voting or effective economic rights.
Additionally, all Class B shares will automatically convert into deferred shares after 20 years from the initial public offering and in certain other specified circumstances. Class B shares and deferred shares into which Class B shares may convert will not have any effective economic rights because they will not have a right to dividends and will participate in our liquidation, dissolution or winding up only after we distributed
KLARNA GROUP PLCF-51
to holders of our share capital $10.0 million for each ordinary share and $5.0 million for each Class C share they hold, which we do not expect to occur.
In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of
Klarna Group plc on a 1-to-12 basis, which was effected on March 6, 2025. The subdivision also resulted in the issuance of 365,445,384 deferred shares with a nominal value per share of $0.0007333. This number included 148,812 deferred shares in respect of ordinary shares that were issued in January 2025. Such deferred shares had no voting rights and no effective economic rights, because such shares did not have a right to dividends and would have only participated in a liquidation, dissolution or winding-up after the
Company distributed to its shareholders $10.0 million for each ordinary share ($5.0 million for each Class
C share) then in issuance, which the Company does not expect to occur.
During 2025, an aggregate of 12,211,338 ordinary shares was issued related to:
•299,572 ordinary shares granted to employees, including our executive officer;
•5,000,000 ordinary shares were issued under the initial public offering on September 10, 2025, with directly attributable transaction costs related to the issuance of new ordinary shares of $8.5 million deducted from equity. These costs, primarily underwriting fees, were offset against the gross proceeds, with only the net proceeds recognized in Additional paid in capital;
•2,563,600 ordinary shares were issued following exchanges of ordinary shares in a subsidiary of Klarna
Group plc pursuant to vesting of the Group’s Legacy RSU program;
•1,948,166 ordinary shares were issued following an exchange of ordinary shares in a subsidiary of
Klarna Group plc pursuant the Group’s Employee Equity Program;
•2,400,000 ordinary shares were issued following exercise of share warrants granted to certain partners in exchange for services.
Immediately prior to the completion of initial public offering 369,911,294 Class B shares with a nominal value of $0.0001 and 369,911,294 deferred shares with a nominal value of $11.35013 were issued to holders of our ordinary shares at that time. These shares were issued by capitalizing the merger reserve, recognized within additional paid in capital, that arose for statutory purposes under the Companies Act
2006 in connection with the incorporation of Klarna Group plc in 2024.
Upon ordinary shares being sold by selling shareholders in the IPO, including following the exercise of the over-allotment option by the underwriters to purchase additional ordinary shares from selling shareholders, and post-IPO transfers, 41,774,705 Class B shares were redesignated into deferred shares with a nominal value of $0.0001.
In September 2025, Klarna Group plc capitalized the UK statutory merger reserve, reallocating $4.2bn billion from additional paid-in capital to share capital. Subsequently, in November 2025, Klarna Group plc completed a capital reduction under the UK Companies Act to create distributable reserves, cancelling the balance standing to the credit of its share premium account and all of its then-existing deferred shares resulting in a reallocation within equity with $4.6 billion reallocated from share capital and additional paid in capital to retained earnings. This transaction resulted in no change to total equity, and had no impact on profit or loss or cash flows.
Additional paid-in capital
In addition to the excess of the consideration received from issuance of shares over their nominal value, additional paid-in capital also includes any other contributions made by the shareholders of the
Company, share-based payments and any incremental costs directly attributable to the issuance of shares shown as a deduction from equity. During 2025, 2024 and 2023, the Company’s proceeds related to new share issuances were recognized net of $8.5m, nil and nil of issuance costs, respectively.
KLARNA GROUP PLCF-52
Reserves
Reserves comprise foreign currency translation differences arising from the translation of the assets and liabilities of foreign operations, and the cumulative net changes in fair value of debt instruments classified as financial assets at fair value through other comprehensive income (“FVOCI”), including related expected credit loss movements. Amounts recognized in other comprehensive income are subsequently reclassified to profit or loss upon derecognition of the underlying financial assets.
Non-controlling interests
Non-controlling interests primarily consist of Additional Tier 1 (“AT1”) securities, issued by subsidiaries of Klarna Group plc, which are floating rate perpetual subordinated securities with no fixed maturity or redemption date. The securities rank behind the claims against Klarna’s unsubordinated creditors including any instruments that constitute Tier 2 Notes and are pari passu with the claims of other holders of AT1 securities issued by the Group in the event of a bankruptcy or liquidation. The securities bear a variable rate of interest based on the three-month STIBOR rate until the redemption date. Interest on the securities will be due and payable only at the sole discretion of Klarna, and the Company may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms.
The notes are perpetual and have no fixed date for redemption. The AT1 securities are redeemable at the option of the Company at any time during the initial call period, which is the fifth anniversary from the initiation issue date, or at any interest payment date falling after the initial call period. In addition, Klarna can redeem all outstanding AT1 securities on any interest payment date or vary their terms for certain regulatory or tax reasons. Any repayments require the prior consent of the Swedish FSA.
If at any time the Group’s consolidated Additional Tier 1 ratio should fall below 7%, a write-down is made as a reduction of the total nominal amount and considered to be an unconditional capital contribution by the AT1 holders. Following a write-down of the total nominal amount, Klarna, at its discretion but subject to obtaining relevant approval from its shareholders, can reinstate any portion of the principal of the AT1 securities. Unless write-up of the principal of the AT1 securities is permitted and possible in accordance with Central Security Depositories (“CSD”) regulations, reinstatement shall be made by way of issuing new notes that qualify as AT1 capital.
During 2025, 2024 and 2023 the Company issued nil, $142 million and $27 million of AT1 securities, respectively, and redeemed nil, nil and $24 million of AT1 securities, respectively. Following the Group’s corporate reorganization in May 2024, AT1 securities are considered non-controlling interests as they are issued by subsidiaries of Klarna Group plc.
Non-controlling interests also include equity interests arising from share-based payment arrangements under which certain participants were granted ownership interests in subsidiaries of Klarna Group plc.
Note 22 Share-based payments
This Note 22  provides an overview of the various share-based payment costs during the periods and additional information on the different equity-based programs. Certain of the equity-based instruments described below were issued by our subsidiaries and/or convert into ordinary shares of our subsidiaries.
The increase in share-based payment costs in 2025 compared to prior periods principally reflects the establishment of the Company's equity compensation programs at the Klarna Group plc level in connection with the Company's initial public offering, and the grant of share warrants to partners in exchange for consumer acquisition services. The expense recognized during the year is based on grant-
KLARNA GROUP PLCF-53
date fair values and fair value of services received, in accordance with IFRS 2, for awards that are subject to multi-year vesting schedules and exercise prices that may significantly exceed the current share price.
The following table presents share-based payment costs, inclusive of social security charges, recognized in 2025, 2024 and 2023 in the consolidated statements of profit or loss:

	Year Ended December 31,
	2025	2024	2023
Employee restricted share unit program ....................................................	$(75)	$(40)	$(18)
Business acquisition-related awards ...........................................................	—	(2)	(4)
Share warrants and share options ................................................................	(72)	(45)	(22)
Direct share issuance ......................................................................................	(10)	(7)	—
Share-based payment costs ............................................................................	$(157)	$(94)	$(44)
less: amounts recognized as reduction of revenue ..................................	$1	1	1
Share-based payments expense .....................................................................	$(156)	$(93)	$(43)
Expense recognized in 2025, 2024 and 2023 was inclusive of social security charges of $9 million, $13 million and $0.3 million respectively. Excluding social security charges, share-based payment costs were
$148 million, $81 million and $44 million for 2025, 2024 and 2023, respectively.
The table below includes additional details regarding RSUs, share warrants and options, issued by
Klarna Group plc as of, and for the year ended, December 31, 2025.  The increase in instruments outstanding during 2025 reflects the establishment of the Company's post-IPO equity incentive framework, including the Omnibus Incentive Plan, the Klarna Group plc RSU Program, and the C Share Awards Plan,
each as described in Item 6. The Class C share options column relates exclusively to awards granted to Mr.
Siemiatkowski:
KLARNA GROUP PLCF-54

	Klarna Group plc RSU program		Share warrants and options issued by Klarna Group plc		Share options to acquire C Class shares issued by Klarna Group plc
	Number	Weighted average fair value at grant	Number	Weighted average exercise price[1]	Number[2]	Weighted average exercise price
January 1, 2023 .......................	—	$—	—	$—	—	$—
Granted during the year ......	—	—	—	—	—	—
Exercised during the year ...	—	—	—	—	—	—
Forfeited during the year ....	—	—	—	—	—	—
December 31, 2023 .................	—	$—	—	$—	—	$—
Granted during the year ......	—	—	6,100,140	46.0	—	—
Exercised during the year ...	—	—	—	—	—	—
Forfeited during the year ....	—	—	—	—	—	—
December 31, 2024 .................	—	$—	6,100,140	$46.0	—	$—
Granted during the year ......	1,026,951	34.2	24,909,751	57.0	17,505,672	45.9
Exercised during the year ...	—	—	(2,400,000)	—	—	—
Amended during the year[3] ..	—	—	(1,477,164)	38.2	2,941,236	19.1
Forfeited during the year ....	(28,044)	34.0	—	—	—	—
December 31, 2025 .................	998,907	$34.2	27,132,727	$60.6	20,446,908	$42.0
____________
1  Where share options were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.
2  two Class C share options entitle the recipient to acquire, at the recipient's election, either one ordinary share or two Class C shares on exercise. Weighted average exercise prices for Class C share options are expressed per Class C share; the equivalent exercise price expressed per ordinary share is double the figures shown. All Class C share options outstanding as of December 31,
2025 were granted exclusively to Mr. Siemiatkowski under the C Share Awards Plan described in Item 6.
3 In 2025, the terms of 1,477,164 share options originally granted to Mr. Siemiatkowski in the fourth quarter of 2024 were amended to allow such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares), reflecting the conversion ratio under which two Class C share options correspond to one ordinary share. The amendment did not reduce the exercise price of the underlying award; the weighted average exercise price of $19.1 per Class C share shown above is equivalent to $38.2 per ordinary share, consistent with the original grant terms. The modification did not result  in an incremental share-based payment charge.
The table below includes additional details regarding RSUs and share warrants, issued by a subsidiary of Klarna Group plc, as of, and for the year ended, December 31, 2025:
KLARNA GROUP PLCF-55

	Legacy RSU program		Share warrants issued by a subsidiary of Klarna Group plc
	Number	Weighted average fair value at grant[1]	Number	Weighted average exercise price[2]
January 1, 2023 ......................................................................	7,988,295	$6.0	1,933,083	$515.0
Granted during the year .....................................................	7,081,803	4.2	1,102,024	578.0
Released during the year ...................................................	(2,411,162)	6.3	—	—
Exercised during the year ..................................................	—	—	(65,346)	76.0
Forfeited during the year ...................................................	(2,450,832)	5.1	(417,518)	226.0
December 31, 2023 ...............................................................	10,208,104	$4.9	2,552,243	$538.0
Granted during the year .....................................................	22,659,832	4.4	360,590	515.0
Released during the year ...................................................	(3,164,977)	5.3	—	—
Exercised during the year ..................................................	—	—	(126,580)	162.0
Forfeited during the year ...................................................	(3,291,313)	4.7	(278,719)	505.0
December 31, 2024 ...............................................................	26,411,646	$4.5	2,507,534	$543.0
Granted during the year .....................................................	123,335	10.1	—	—
Released during the year ...................................................	(8,225,629)	5.3	—	—
Exercised during the year ..................................................	—	—	(90,000)	231.0
Repurchased during the year ...........................................	—	—	(105,646)	441.0
Amended during the year ..................................................	—	—	—	—
Forfeited during the year ...................................................	(3,712,137)	5.0	(84,367)	631.0
December 31, 2025 ...............................................................	14,597,215	$5.1	2,227,521	$605.0
Equivalent of Klarna Group plc Shares	3,649,304	$20.4	26,730,252	$50.4
____________
1  Legacy RSUs granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.
2  Where share warrants were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.
Employee Restricted Share Unit Programs
The Group operates two Restricted Share Unit programs: the Legacy RSU Program and Klarna Group plc RSU Program.
The Legacy RSU Program was implemented in 2020. It is available to certain employees as well as certain third-party contributors. Each participant is granted a set number of Legacy RSUs on the grant date, which generally vest over a four years graded vesting schedule, with 25% of the total shares vesting each year. Upon vesting, one Legacy RSU entitles the holder to receive one share in a subsidiary, reflected as non-controlling interest in the consolidated financial statements. If the participant leaves Klarna, unvested RSUs are forfeited. It is intended that at a future date shareholders will have the opportunity to exchange their subsidiary company shares for Klarna Group plc shares. The number of Klarna Group plc shares to be exchanged is dependent upon the value of Klarna Group at the time of the exchange. If an exchange between subsidiary share and Klarna Group plc share would have taken place as at the end of
2025, 2024 and 2023, the exchange yield would have been 0.25, 0.25 and 0.24 shares of Klarna Group plc share for one subsidiary share, respectively.
The number of equivalent Klarna Group plc shares is presented as if the Legacy RSUs program issued by a subsidiary of Klarna Group plc had been exchanged into Klarna Group plc ordinary shares as of the
KLARNA GROUP PLCF-56
reporting date. If exchanged, the number of shares exchanged is dependent on the value of Klarna Group plc at the time of exchange.
In 2025, a new RSU Program (the “Klarna Group plc RSUs”) was established as a separate share-based payment program. Each participant is granted a set number of Klarna Group RSUs on the grant date, which generally vest over a four-year staggered vesting schedule, with 25% of the total shares vesting each year.
Upon vesting, one Klarna Group plc RSU entitles the holder to receive one ordinary share in Klarna Group plc. If the participant leaves Klarna, unvested RSUs are forfeited.
The number of shares distributed to employees under both the Legacy RSU Program and the Klarna
Group plc RSU Program is approved by the board of directors of Klarna, and accounted for as equity-
settled share-based payments. The share-based compensation expense is based on the grant-date fair value of the awards and recognized over the vesting period, in line with the graded vesting method. The fair value of both RSU Programs is determined with reference to the Klarna Group plc share price.
Upon vesting, in accordance with certain countries’ tax laws, we are required to withhold an amount to settle the employee’s tax associated with a share-based payment and transfer that amount in cash to taxing authorities on the employee’s behalf. Such amounts are withheld from our employees in accordance with applicable laws, either through deduction of salary or withholding a number of vested shares.
Share Warrants and Share Options
In certain jurisdictions, the Group offers share warrants and options to certain individual contributors, including employees as well as executive officers and directors. Prior to 2024, these were awarded in the form of share warrants issued by a subsidiary of Klarna Group plc. In 2024, the Group also began granting share options to acquire ordinary shares of Klarna Group plc ("Ordinary share options"). In 2025, the
Remuneration and Nomination Committee also approved the grant of options to acquire Class C shares
("Class C share options") to Mr. Siemiatkowski under the C Share Awards Plan, as described in Item 6.
The warrants and options are subject to graded vesting over a term of typically four to five years. The awards are accounted for as equity-settled share-based payments, with the fair value determined at the grant date and expensed over the vesting period, based on the Group’s estimate of the number of awards that will eventually vest.
The Group has issued share warrants and options by both Klarna Group plc and subsidiaries of Klarna
Group plc. Each share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Holding AB (publ) or a subsidiary at the agreed strike price. We anticipate periodically facilitating the exchange of subsidiary shares acquired upon exercise of such warrants into ordinary shares of Klarna Group plc. If exchanged, the number of shares exchanged is dependent on the value of Klarna Group plc at the time of exchange. If such an exchange would have taken place at the end of 2025, 2024 and 2023, the exchange yield would have been 12, 12 and 12 shares for one subsidiary share, respectively.  The number of equivalent Klarna Group plc shares is presented as if the share warrants issued by a subsidiary of Klarna Group plc had been exchanged into Klarna Group plc ordinary shares as of the reporting date. Each ordinary share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed strike price. Two Class C share options entitle the recipient to acquire either one ordinary share or two Class C shares, at the recipient's election.
As described in Item 6, Class C shares carry enhanced voting rights, subject to an annual acquisition limit and an aggregate voting cap. All Class C share options outstanding were granted exclusively to Mr.
Siemiatkowski.
In 2025, the board of directors of the Company, acting on the recommendation of the Remuneration and Nomination Committee, approved the grant of options to acquire 8,834,736 ordinary shares to members of the Company's management team at a weighted average exercise price of $104 per share.
Additionally, the Remuneration and Nomination Committee granted options to acquire  17,505,672 Class C
KLARNA GROUP PLCF-57
shares to Mr. Siemiatkowski at a weighted average exercise price, expressed as the equivalent of one ordinary share, of $91.8, as further described under "Equity Compensation paid to Mr. Siemiatkowski" in
Item 6. The Committee also amended the terms of options granted to Mr. Siemiatkowski in the fourth quarter of 2024 to allow for such options to be exercised into  2,941,236 Class C shares (or 1,470,618 ordinary shares); this amendment did not reduce the exercise price of the underlying award. As of the date of this report, all of these options remain substantially out of the money. Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options.
Certain warrants have been acquired by employees in exchange for a cash payment of the fair market value at grant date. Since preemption rights related to these awards transfer over a specified period they are accounted for as equity-settled share-based payments; however, no associated expense is recognized.
Klarna has granted share warrants to selected partners, including merchants and other service providers, in return for services. In 2025 and 2024, we entered into commercial agreements with certain partners under which we granted warrants in exchange for consumer acquisition services to expand our user base, which we determined to be distinct. These arrangements are equity-settled and are accounted for as equity-settled share-based payments.
In 2025, we entered into commercial agreements with certain partners under which we granted
15,740,059 warrants, each warrant to acquire one ordinary share in Klarna Group plc, in exchange for consumer acquisition services to expand our user base and brand awareness. We determined the fair value of such services to be $233 million comprising consumer acquisition of $50 million and brand awareness of $183 million, using the direct method, and recognized such costs as share-based payments expense, included in sales and marketing, over the expected performance period within the commercial agreement. During 2025, 3,910,393 warrants vested, of which 2,400,000 warrants were exercised. The underlying services are expected to be provided over the five-year term of the agreement. We recognized an expense of $27 million related to the fair value of the services in 2025, deferring $75 million of expense to be recognized over the period of the agreement when the services are expected to be provided.
The grant of the warrants gives rise to a tax charge in the year of grant which is recoverable to the extent warrants are exercised. We recognized a current tax liability of $48 million in connection with the grant during the first quarter of 2025, with the associated tax charge recognized in equity. Upon exercise of the 2,400,000 warrants during the second quarter of 2025, the related current tax liability was reduced by $22 million. The remaining tax expense is expected to be recoverable when the warrants are exercised.
In 2024, 1,299,360 warrants were granted, each warrant to acquire one ordinary share in Klarna Group plc, under such arrangements, in exchange for consumer acquisition services to expand our user base and brand awareness. We determined the fair value of the  services to be  $17.9 million, using the direct method for customer acquisition costs and this is recognized as share-based payments expense, included in sales and marketing, over the relevant performance period within the commercial agreement.
We have also granted warrants to certain merchants for non-distinct services and the costs related to these warrants are recognized as a reduction of revenue.
In 2025, the Company, through its indirectly wholly owned subsidiary, Klarna Bank AB, repurchased an aggregate of 1,267,752 warrants to acquire Klarna Holding AB’s ordinary shares (such warrants, “KHAB warrants”), which were issued prior to our corporate reorganization at various times under our legacy equity incentive schemes. The repurchase price for the KHAB warrants was $17.2 million, based on the initial public offering price of $40.00 per ordinary share, being the fair value of the equity instrument at the date of repurchase. All KHAB warrants repurchased were fully vested at the repurchase date, except
6,456, for which an accelerated expense of less than $0.1 million was recognized at the repurchase date.
For warrants issued by a subsidiary of Klarna Group plc, the range of exercise prices for warrants outstanding as of December 31, 2025, 2024, and 2023 is between$0.10 and $1,508. The weighted average
KLARNA GROUP PLCF-58
remaining contractual life is 1.9 years, 2.7 years and 3.5 years as of December 31, 2025, 2024, and 2023 respectively. The number of exercisable warrants was 40,000, and 51,500 as of December 31 2024 and
2023, respectively, and there is no new exercisable warrant of this category in 2025.
For warrants issued by Klarna Group plc, the range of exercise prices for warrants outstanding as of
December 31, 2025 and 2024 is between $34 and $51. The weighted average remaining contractual life is
4.2 years and 3 years as of December 31, 2025 and 2024, respectively. The number of exercisable warrants and options is 2,145,590 and 1,299,360 as of December 31, 2025 and 2024, respectively.
For options issued by Klarna Group plc, the range of exercise prices for options outstanding as of
December 31, 2025 and 2024 is between $38 and $114. The weighted average remaining contractual life for share options was 3.4 years and 3.6 years as of December 31, 2025 and 2024, respectively. The number of exercisable share options was 2,935,177 and 1,460,856 as of December 31, 2025 and 2024, respectively.
For C Class options issued by Klarna Group plc, the range of exercise prices for C Class options outstanding as of December 31, 2025 is between $19 and $57. The weighted average remaining contractual life is 3.7 years as of December 31, 2025. The number of exercisable C Class options is 9,523,581 as of
December 31, 2025. There were no C Class options outstanding prior to the year ended December 31,
2025.
Klarna uses the Black-Sholes model when calculating the fair value of share warrants and options granted to individual contributors, as well as certain partners when the fair value of goods and services cannot be reliably measured. The Company does not anticipate paying any cash dividends in the near future and, therefore, uses an expected dividend yield of zero in the option valuation model. The expected volatility is determined taking into consideration the historical volatility of the Company’s common share and the historical volatility of comparable public companies. The risk-free rate for instruments issued by subsidiary of Klarna Group plc is based on Swedish Central Bank (Sw. Sveriges Riksbank) bonds. The risk free-rate rate for instruments issued by Klarna Group plc is based on U.S. treasury bonds.. The inputs used within the model for the share warrants and options granted were:

	Share warrants and share options
	2025	2024	2023
Expected volatility (%) .......................................................................................	37% - 38%	37%	35% - 37%
Risk-free interest rate (%) ................................................................................	3.6% - 4.4%	2.0% - 2.8%	2.6% - 3.3%
Expected term (years) .......................................................................................	4.5 - 5.5	2.9 - 4.5	2.8 - 5.3
Weighted average share price for instruments issued by subsidiary of Klarna Group plc (in USD)[1] ................................................................................	N/A	337	216
Weighted average share price for instruments issued by Klarna Group plc (in USD) ..............................................................................................	40	34	N/A
____________
1  Where share warrants in 2025, 2024 and 2023 were granted in SEK, the input has been converted to USD using the average exchange rate for the year for presentation purposes.
The weighted average fair value of warrants issued by a subsidiary of Klarna Group plc granted during
2024 and 2023 was $17 and $16. The weighted average fair value of options issued by Klarna Group plc granted during 2025 and 2024 was $53 and $9. The weighted average fair value of C Class Options issued by Klarna Group plc granted during 2025 was $29.
Equity-Related Instruments Granted in Connection with Business Acquisitions
The Group issued equity in Klarna Holding AB (publ) to acquired employees in relation to several business acquisitions in 2020, 2021 and 2022. The equity grant included a four-year vesting period and is accounted for as equity-settled share-based compensation and recognized as a post-business combination expense. When employees exited the Company during the periods, the future personnel costs associated with the unvested equity were expensed in the statement of profit or loss on the last day
KLARNA GROUP PLCF-59
of employment. The instruments have been measured based on the fair market value of the underlying ordinary shares at the date of grant.
In connection with the reorganization completed in May 2024, pursuant to which Klarna Group plc became the ultimate parent company of the Group, all  remaining unvested equity-related instruments under this program were accelerated and expensed, resulting in the release of 329,484 shares during
2024 at a weighted-average grant-date fair value of $51 per share. As of December 31, 2024, there were no shares outstanding under this program.
Employee Equity Program
The Group had a restricted share award program in which some employees acquired restricted shares in a group subsidiary entity that retains an ownership interest in Klarna Bank AB (publ), which became fully vested in 2023. The restricted share awards were accounted for as an equity-settled share-based payment. The restricted shares were acquired by employees in exchange for a cash payment at fair market value, measured at the grant date, and therefore no associated expense was recognized. Upon vesting, participants retained ordinary shares in one of our subsidiaries holding an ownership interest in
Klarna Bank AB (publ), reflected as non-controlling interest in the consolidated financial statements. The number of ordinary shares held in the group subsidiary entity as of December 31, 2024 and 2023 was
28,762 and 31,122, respectively. In 2024 and 2023, 2,347 and 10,693 shares held by former employees were exchanged for shares in Klarna Holding AB (publ), respectively. In April 2025, the 28,762 shares held by participants were exchanged for the issuance of 1,948,166 ordinary shares in Klarna Group plc.
Direct Share Issuance
During 2025 and 2024, the Group granted 150,760 and 216,468 ordinary shares in Klarna Group plc, respectively, to certain employees, including executive officers and Board of Directors. The shares were accounted for as equity-settled share-based payments. There were no vesting conditions or restrictions placed on the awards and, accordingly, the  related share-based compensation expense, based on the grant-date fair value of the awards, was recognized immediately. The weighted average fair values of the ordinary shares granted were $34 and $34, in 2025 and 2024, respectively.
Note 23 Information on related parties
Milkywire
In 2021, following a competitive selection process, Klarna engaged Milkywire AB ("Milkywire") to provide sustainability related services, including the sourcing, vetting and monitoring of climate and nature initiatives, as well as the facilitation of carbon credit purchases from third-party providers on Klarna's behalf. Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian
Siemiatkowski, our Co-Founder and Chief Executive Officer. Mrs. Siemiatkowski remains the chief executive officer and majority owner of Milkywire.
Klarna paid Milkywire $0.9 million in 2025, $0.7 million in 2024 and $0.9 million in 2023 for sustainability related services. Separately, Klarna transferred to Milkywire an additional $0.5 million in
2025 and $1.0 million in 2024 for the purchase of carbon credits on Klarna's behalf; these amounts were paid in full by Milkywire to the third-party providers of the carbon credits and Milkywire did not retain any margin on these transactions.
The engagement of Milkywire, including the fees paid, was approved by the board of directors with Mr.
Siemiatkowski recusing himself from the related deliberations and approval, in accordance with the
Company's conflicts of interest policies. The board believes the fees paid to Milkywire reflect competitive rates for the services provided..
KLARNA GROUP PLCF-60
WRLD Foundation
The Company made charitable contributions of $2.3 million in 2025, $3.8 million in 2024 and $5.5 million in 2023 to the WRLD Foundation, a registered nonprofit organization in the United States and
Sweden. Nina Siemiatkowski is a board member of the WRLD Foundation. The WRLD Foundation distributes all contributions received from Klarna to underlying recipient organizations that have been sourced and vetted by Milkywire as part of Klarna's planet health initiative; the identity of all recipient organizations has been reported to Klarna. These contributions were approved by the board of directors, with Mr. Siemiatkowski recusing himself from the related deliberations and approval.
Compensation to the board of directors and senior management
The table below summarizes the compensation paid or payable to the board of directors and senior management. The increase in total compensation from $14 million in 2023 to $99 million in 2025 principally reflects the introduction of equity-based compensation programs at the Klarna Group plc level in connection with the Company's initial public offering. The amounts reported for fixed and variable equity-
based compensation represent grant-date fair values calculated in accordance with IFRS 2 and do not represent cash compensation paid to, or value currently received by, the recipients. A significant portion of the equity-based compensation reported in 2025 relates to awards with exercise prices substantially above the current share price, as further described in Note 22 and in Item 6:

Salaries and other remuneration to the board and senior management	2025	2024	2023
Basic salary/fee ................................................................................................	$13	$13	$10
Fixed equity-based compensation ...............................................................	36	32	—
Variable equity-based compensation ..........................................................	48	18	1
Other variable-based compensation ............................................................	1	1	2
Other benefits ...................................................................................................	1	1	—
Pension expenses .............................................................................................	1	1	1
Total .....................................................................................................................	$99	$65	$14
In December 2024, the Group granted 216,468 ordinary shares and 400,065 share options to certain members of senior management. The shares were granted by the board of directors of Klarna Group plc and were accounted for as equity-settled share-based payments.
During 2025, the Group granted 108,960 ordinary shares and 8,834,736 share options at a weighted average exercise price of $104 to certain members of senior management. Additionally, the board of directors, acting on the recommendation of the Remuneration and Nomination Committee, granted options to acquire 17,505,672 Class C shares to Mr. Siemiatkowski, and amended the terms of options previously granted to Mr. Siemiatkowski in the fourth quarter of 2024 to allow for such options to be exercised into
2,941,236 Class C shares (or 1,470,618 ordinary shares); this amendment did not reduce the exercise price of the underlying award. Two Class C share options entitle the recipient to either one ordinary share or two
Class C shares, at Mr. Siemiatkowski's election. The weighted average exercise price, expressed as the equivalent of one ordinary share, is $91.8, representing a significant premium to the initial public offering price of $40.00. As of the date of this report, the share options granted to both senior management and
Mr. Siemiatkowski remain substantially out of the money. The options vest over a four-year period.
The shares and options described above were granted by the board of directors of Klarna Group plc, acting on the recommendation of the Remuneration and Nomination Committee, and were accounted for as equity-settled share-based payments, with the related expense recognized over the applicable vesting periods in accordance with IFRS 2 based on grant-date fair values.
During 2025, the Company, through its indirectly wholly owned subsidiary, Klarna Bank AB, repurchased an aggregate of 1,267,752 warrants as detailed in Note 22 – Share-Based Payments. Of the total repurchased warrants, 17,500 were held by members of the Company’s management team.
KLARNA GROUP PLCF-61
Note 24 Income taxes
The table below represents income tax (expense) benefit, effective tax rate, deferred tax assets and deferred tax liabilities for the years ending December 31, 2025, 2024 and 2023:

Income tax (expense) benefit	2025	2024	2023
Current tax
Tax expense for the year ................................................................................	$(25)	$(20)	$(16)
Adjustment of tax attributable to previous years ......................................	(1)	—	3
Total .....................................................................................................................	$(26)	$(20)	$(13)

Deferred tax
Deferred tax .......................................................................................................	$(6)	$8	$73
Total .....................................................................................................................	$(6)	$8	$73

Income tax (expense) benefit ...........................................................................	$(32)	$(12)	$60

Effective tax rate	2025	2024	2023
Profit (loss) before taxes .................................................................................	$(241)	$33	$(304)

Income tax calculated in accordance with national tax rates applicable in each country .............................................................................	(21)	(7)	60
Non-taxable revenues .....................................................................................	27	3	2
Non-deductible expenses ...............................................................................	(15)	(37)	(39)
Taxable income not booked in profit or loss ..............................................	(6)	(2)	(7)
Deductible expenses not booked in profit or loss ....................................	7	11	4
Unrecognized taxable losses .........................................................................	(26)	12	(34)
Effect of change in tax rate ............................................................................	1	2	—
Losses carried forward recognized ..............................................................	5	6	72
Adjustments of tax attributable to previous years ....................................	(4)	—	2
Tax (expense) benefit ........................................................................................	$(32)	$(12)	$60

Effective tax rate ................................................................................................	13.4%	(36.7)%	(19.7)%

Deferred taxes	December 31, 2025	December 31, 2024
Deferred tax asset ..........................................................................................................................	$36	$33
Deferred tax liability .......................................................................................................................	(2)	(1)
Total ...................................................................................................................................................	$34	$32

Comprising: ......................................................................................................................................
Losses carried forward .................................................................................................................	71	55
Allowance for credit losses ..........................................................................................................	12	19
Intangible assets .............................................................................................................................	(78)	(57)
Other ..................................................................................................................................................	30	15
Total ...................................................................................................................................................	$34	$32
KLARNA GROUP PLCF-62
Deferred tax assets attributable to carryforward of unused tax losses or other deductible temporary differences are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized.
During 2025, 2024 and 2023, deferred tax assets and liabilities have been recognized resulting in a $6 million, $8 million and $73 million benefit in the consolidated statements of profit or loss, respectively.
Deferred tax assets have been recognized where the recognition criteria are met, of which $5 million,
$6 million and $72 million are in respect of tax losses for 2025, 2024 and 2023, respectively. The gross deferred tax assets and liabilities have been set off on the balance sheet to the extent the requirements for netting are met.
Tax losses carried forward in the Group for which tax assets are not recognized in the balance sheet amount to $2.1 billion and $1.4 billion gross for the years ending December 31, 2025 and 2024, respectively.
These carry forward tax losses primarily originated in Sweden and Germany, and there are no time restrictions on the use of these losses. Other deductible temporary differences which have not been recognized amount to $163 million and $0 million gross for the years ending December 31, 2025 and 2024, respectively. Deferred tax assets have not been recognized in respect of these temporary differences as they have not been assessed as likely to offset taxable profits elsewhere in the Group under the IAS 12 recognition criteria.
The Group has applied the exception, mandated by an amendment to IAS 12, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Note 25 Net profit (loss) per share
Basic loss per share is calculated by dividing the loss attributable to shareholders of Klarna Group plc by the weighted average number of ordinary shares outstanding during the period. Diluted profit (loss) per share is calculated similarly but includes the effect of potential ordinary shares using the treasury stock method, to the extent that the inclusion of these shares is dilutive. Potential ordinary shares consist of incremental shares issuable in connection with warrants and share options. The Group has also granted
RSUs, restricted share awards and certain warrants in subsidiaries which are exercisable or convertible in subsidiary company shares and are not considered potential ordinary shares in Klarna Group plc. However, such instruments, which are potential ordinary shares in subsidiaries, may affect net profit (loss) per share due to their impact on non-controlling interest for Klarna Group plc.
Due to the net loss and the resulting anti-dilutive effect in 2025 and 2023, all potential ordinary shares are excluded from the diluted loss per share calculation, and diluted loss per share equals basic loss per share for these periods. Potential ordinary shares in subsidiaries have an insignificant impact on non-
controlling interest for purposes of the diluted profit per share for the year ended December 31, 2025.
The computation of loss per share for the respective periods is as follows:
KLARNA GROUP PLCF-63

	2025	2024	2023
Numerator:
Net profit (loss) attributable to shareholders of Klarna Group plc ........	$(294)	$3	$(249)
Denominator:
Weighted average number of ordinary shares - basic .............................	370,654,083	363,993,690	362,090,644
Dilutive potential ordinary shares .................................................................	—	418,379	—
Weighted average number of ordinary shares - diluted ..........................	370,654,083	364,412,068	362,090,644
Net profit (loss) per share attributable to shareholders of Klarna Group plc:
Basic ....................................................................................................................	$(0.79)	$0.01	$(0.69)
Diluted .................................................................................................................	$(0.79)	$0.01	$(0.69)
Note 26 Significant events after the end of the reporting period
The Group has evaluated all events that have occurred subsequent to December 31, 2025, through the date that the consolidated financial statements were approved on February 26, 2026 by the Board of
Directors. No significant events have occurred during the subsequent period.